Filed pursuant to Rule 424(b)(3)
Registration No. 333-213944

PROSPECTUS

National CineMedia, LLC

Offer to Exchange

all outstanding 5.750% Senior Notes due 2026

($250,000,000 aggregate principal amount)

for

5.750% Senior Notes due 2026

that have been registered under the Securities Act of 1933, as amended

National CineMedia, LLC hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $250,000,000 in aggregate principal amount of our registered 5.750% Senior Notes due 2026, or the exchange notes, the issuance of which has been registered under the Securities Act of 1933, as amended, or the Securities Act, for a like principal amount of our outstanding unregistered 5.750% Senior Notes due 2026, or the original notes. We refer to the original notes and exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the original notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the original notes.

We will exchange any and all original notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on November 8, 2016, unless extended. We do not currently intend to extend the exchange offer.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange.

See “Risk Factors” beginning on page 14 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 11, 2016.

The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

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Market Information

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including Nielsen Media Research, Inc.; the Motion Picture Association of America, or MPAA; and the National Association of Theatre Owners, or NATO) and analysts, and our knowledge of our revenues and markets. Designated Market Area®, or DMA®, is a registered trademark of Nielsen Media Research, Inc. We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy

Glossary

In this prospectus, unless otherwise indicated or the context otherwise requires:

•	“NCM LLC,” “the Company,” “we,” “us” or “our” refer to National CineMedia, LLC, a Delaware limited liability company, which commenced operations on April 1, 2005;

•	“NCM, Inc.,” refers to National CineMedia, Inc., a Delaware corporation, which acquired an interest in, and became a member and the sole manager of NCM LLC, upon completion of its initial public offering, or “IPO,” which closed on February 13, 2007;

•	“ESAs” refers to the amended and restated exhibitor services agreements entered into by NCM LLC with each of NCM LLC’s founding members upon completion of the IPO, which were further amended and restated on December 26, 2013 in connection with the sale of the Fathom Events business.

•	“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, AMC ShowPlace Theatres, Inc., which joined NCM LLC in June 2010 in connection with AMC’s acquisition of Kerasotes Showplace Theatres, LLC, AMC Starplex, LLC, which joined NCM LLC in December 2015 in connection with AMC’s acquisition of Starplex Cinemas and American Multi-Cinema, Inc., and is party to an ESA with NCM LLC.

•	“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., and is party to an ESA with NCM LLC.

•	“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., and is party to an ESA with NCM LLC.

•	“Founding members” refers to AMC, Cinemark and Regal.

•	“OIBDA” refers to operating income before depreciation and amortization expense;

•	“Adjusted OIBDA” excludes from OIBDA non-cash share based payment costs, merger-related administrative costs and CEO transition costs;

•	“Adjusted OIBDA margin” is calculated by dividing Adjusted OIBDA by total revenue; and

•	“Adjusted Consolidated EBITDA” has the meaning set forth in “Description of the Exchange Notes – Definitions”.

See the notes to “Summary historical financial and operating data” included in this prospectus for further information on the definitions, calculations and our use of OIBDA, Adjusted OIBDA, Adjusted OIBDA margin and Adjusted Consolidated EBITDA.

Forward-looking statements

In addition to historical information, some of the information in this prospectus includes “forward-looking statements.” All statements other than statements of historical facts included in this prospectus, including, without limitation, certain statements under “Business,” Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” included in this prospectus may constitute forward-looking statements. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “will,” “should,” “expects,” “forecast,” “project,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve known and unknown risks and uncertainties, assumptions and other factors, including, but not limited to, the following:

Risks related to our business and industry

•	Significant declines in theatre attendance;

•	competition within the overall advertising industry;

•	not maintaining our technological advantage;

•	national, regional and local economic conditions;

•	the loss of any major content partner or advertising customer;

•	our plans for developing additional revenue opportunities may not be implemented and may not be achieved;

•	failure to effectively manage or continue our growth;

•	our inability to retain or replace our senior management;

•	changes to relationships with our founding members;

•	failures or disruptions in our technology systems;

•	infringement of our technology on intellectual property rights owned by others;

•	the content we distribute and user information we collect and maintain through our in-theatre, online or mobile services may expose us to liability;

•	changes in regulations relating to the Internet or other areas of our online or mobile services;

•	our revenue and Adjusted OIBDA fluctuate from quarter to quarter and may be unpredictable;

•	changes in market interest rates

Risks related to our organizational structure

•	Our substantial debt obligations could impair our financial condition or prevent us from achieving our business goals;

•	despite our current levels of debt, we may still incur substantially more debt, including secured debt, which would increase would increase the risks associated with our level of debt;

•	our founding members or their affiliates may have interests that differ from those of us or NCM, Inc.’s public stockholders and they may be able to influence our affairs;

•	different interests among our founding members or between our founding members and us could prevent us from achieving our business goals;

•	the corporate opportunity provisions in NCM, Inc.’s certificate of incorporation could enable the founding members to benefit from corporate opportunities that might otherwise be available to us;

•	the agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties;

•	if NCM, Inc. or our founding members are determined to be an investment company, we could be subject to burdensome regulatory requirements and our business activities could be restricted; and

•	other factors described under “Risk Factors” or elsewhere in this prospectus, including risks related to the notes, which risks, among other things, may affect our ability to pay or pay timely amounts due under the notes or may affect the market value of the notes.

This list of factors that may affect future performance, including our ability to make payments on the notes or the market value of the notes, and the accuracy of forward-looking statements are illustrative and not exhaustive. Our actual results, performance or achievements could differ materially from those indicated in these statements as a result of additional factors as more fully discussed in the section titled “Risk Factors,” and elsewhere in this prospectus. Given these uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements.

All subsequent written and oral forward-looking statements attributable to NCM LLC or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. NCM LLC disclaims any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider in making your investment decision. You should read the entire prospectus, as well as the information to which we refer you, before making an investment decision.

Private Placement of Original Notes

On August 19, 2016, NCM LLC privately placed $250 million of 5.750% Senior Notes due 2026.

Simultaneously with the private placement, NCM LLC entered into a registration rights agreement with the initial purchasers of the original notes. Under the registration rights agreement, NCM LLC must use its commercially reasonable efforts to complete the exchange offer on or before May 16, 2017. If the exchange offer does not meet such deadline, we must pay additional interest to the holders of the original notes until such deadline is met. You may exchange your original notes for exchange notes with substantially the same terms in this exchange offer. You should read the discussion under the headings “—The Offering” and “Description of the Exchange Notes” for further information regarding the exchange notes.

We believe that holders of the original notes may resell the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if certain conditions are met. You should read the discussion under the headings “—The Exchange Offer” and “The Exchange Offer” for further information regarding the exchange offer and resales of the exchange notes.

Overview

The Company

NCM LLC was organized on March 29, 2005 and began operations on April 5, 2005. NCM, Inc. is a holding company that manages its consolidated subsidiaries, including NCM LLC and held 43.6% of the common membership units in NCM LLC as of June 30, 2016. NCM LLC’s founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., held the remaining 56.4% of NCM LLC’s common membership units as of June 30, 2016.

We have long-term ESAs with our founding members (approximately 21 years remaining as of June 30, 2016) and multi-year agreements with certain third-party theatre circuits, referred to in this document as “network affiliates,” which expire at various dates through July 22, 2031. The ESAs and network affiliate agreements grant us exclusive rights in their theatres to sell advertising, subject to limited exceptions.

On December 26, 2013, we sold our Fathom Events business to a newly formed limited liability company owned 32% by each of the founding members and 4% by NCM LLC. The Fathom Events business accounted for approximately 7.9% of our revenue for the fiscal year ended December 26, 2013.

Description of Business

Overview

We operate the largest digital in-theatre media network in North America, through which we sell in-theatre and online advertising and promotions. Our advertising and entertainment pre-show called “FirstLook”, lobby entertainment network (“LEN”) and programming are distributed across our digital content network (“DCN”) utilizing our proprietary digital content software (“DCS”).

We currently derive revenue principally from the sale of advertising to national, regional and local businesses within several versions of FirstLook, which we distribute to theatre screens in our digital network. We also sell advertising programming on our LEN and other forms of advertising and promotions in theatre lobbies and online through our Cinema Accelerator product and on mobile devices through an app called Movie Night Out®.

We believe that the reach, digital delivery and projection capabilities of our network provides an effective platform for national, regional and local advertisers to reach a large, young and affluent audience on a targeted, engaging and measurable basis. During 2015, over 700 million patrons attended movies shown in theatres in which we currently have exclusive cinema advertising agreements in place. A summary of the screens in our advertising network is set forth in the table below:

Our Network

(As of June 30, 2016)

	Advertising Network
	Theatres	Total Screens (1)	% of Total
Founding Members	1,272	17,028	83.4%
Network Affiliates	342	3,443	16.6%

Total	1,614	20,471	100.0%

(1)	100% of the FirstLook pre-show is projected on digital projectors (90% digital cinema projectors and 10% LCD projectors), and approximately 99% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN, with the remainder delivered on USB drives.

Related transaction

We used the net proceeds from the offering of the original notes to finance the redemption of all of our existing 7.875% Senior Notes due 2021, or the 2021 notes. As of June 30, 2016, there was $200.0 million aggregate principal amount of the 2021 notes outstanding. The 2021 notes could be called for redemption at our option at a redemption price of 103.938% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to but not including the redemption date. We issued a notice of redemption to holders of the 2021 notes immediately after the closing of the issuance of the original notes, specifying a redemption date of September 19, 2016. On the date that such notice was delivered, we deposited funds with the trustee for the 2021 notes in an amount that is sufficient for the trustee to pay the full redemption price (including accrued and unpaid interest) to holders of the existing 2021 notes on the redemption date. The redemption of the 2021 notes was completed on such redemption date. We refer to the satisfaction and discharge of the existing 2021 notes as the “2021 notes discharge.”

Company structure

The diagram below depicts our organizational structure (ownership percentages as of June 30, 2016):

The Exchange Offer

In connection with the original notes offering, NCM LLC entered into a registration rights agreement, or the registration rights agreement, with the initial purchasers of the original notes, or the initial purchasers. Under that agreement, NCM LLC agreed to deliver to you this prospectus and to consummate the exchange offer. The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section of this prospectus entitled “The Exchange Offer”.

Original Notes	$250,000,000 aggregate principal amount of 5.750% Senior Notes due 2026.

Exchange Notes	5.750% Senior Notes due 2026. The terms of the exchange notes are substantially identical to those terms of the original notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the original notes do not apply to the exchange notes.

Exchange Offer

The Company is offering to exchange up to $250,000,000 aggregate principal amount of its exchange notes that have been registered under the Securities Act, for an equal amount of its original notes.

The Company is also offering to satisfy certain of its obligations under the registration rights agreement that it entered into when it issued the original notes in transactions exempt from registration under the Securities Act.

Registration Rights Agreement	We issued the original notes on August 19, 2016. In connection with the issuance of the original notes, we entered into the registration rights agreement with the initial purchasers of the notes which provides, among other things, for this exchange offer.

Expiration Date; Withdrawal of Tenders

The exchange offer will expire at 5:00 p.m., New York City time, on

November 8, 2016, or such later date and time to which the Company extends it. The Company does not currently intend to extend the expiration date. A tender of original notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any original notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which the Company may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Original Notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the original notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold original notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any exchange notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•       if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•       you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your original notes and your original notes are not immediately available or you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Original Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of, the exchange offer, the Company will have fulfilled a covenant contained in the registration rights agreement for the original notes and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of original notes and do not tender your original notes in the exchange offer, you will continue to hold such original notes and you will be entitled to all the rights and limitations applicable to the original notes in the indenture governing the notes, or the indenture, except for any rights under the registration rights agreement that, by their terms, terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange	All untendered original notes will continue to be subject to the restrictions on transfer provided for in the original notes and in the indenture. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Other than in connection with the exchange offer, the Company does not currently anticipate that it will register the original notes under the Securities Act.

Resale of the Exchange Notes	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

• are acquiring the exchange notes in the ordinary course of business; and

•       have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.” Any holder of original notes, including any broker-dealer, who:

• is our affiliate,

• does not acquire the exchange notes in the ordinary course of its business, or

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Material U.S. Federal Income Tax Consequences	The exchange of original notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Material United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

The Offering

The terms of the exchange notes and those of the outstanding original notes are substantially identical, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes represent the same debt as the corresponding series of original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	National CineMedia, LLC.

Notes offered	$250 million in aggregate principal amount of 5.750% Senior Notes due 2026.

Maturity date	August 15, 2026.

Interest payment dates	Semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2017. Interest will accrue from August 19, 2016.

Ranking	The exchange notes will be our general unsecured senior obligations and will:

•       be equal in right of payment with all existing and future senior indebtedness of the issuer, including our existing senior secured credit facility, any future ABL facility, the 2021 notes and our existing 6.00% Senior Secured Notes due 2022 notes, or the 2022 notes, without giving effect to collateral arrangements

• rank senior in right of payment to all of our future subordinated indebtedness;

•       be effectively subordinated to all of our existing and future senior secured indebtedness (including our existing senior secured credit facility, any future ABL facility, the 2022 notes and any other secured obligations) to the extent of the value of the collateral securing such other indebtedness; and

• be effectively subordinated to all liabilities of any subsidiaries that we may form or acquire in the future, unless those subsidiaries become guarantors of the notes

As of June 30, 2016, after giving effect to the issuance of the original notes and the application of the net proceeds as described under “Use of Proceeds,” we would have had outstanding approximately $705.0 million of indebtedness under our existing senior secured credit facility and our 2022 notes, which would have been effectively senior to the notes to the extent of the value of the collateral securing such other indebtedness, and we would have had no other debt outstanding other than the aggregate principal amount of the exchange notes. In addition, as of June 30, 2016 we would have had undrawn availability of $140.0 million under our senior secured credit facility

Guarantees	The exchange notes will not be guaranteed by any subsidiaries that we may form or acquire in the future except in the very limited circumstances set forth under “Description of the Exchange Notes—Certain covenants—Future guarantors.”

Optional redemption	Prior to August 15, 2021, we may redeem all or any portion of the exchange notes, at once or over time, at 100% of the principal amount plus the applicable make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. We may redeem all or any portion of the exchange notes, at once or over time, on or after August 15, 2021 at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to August 15, 2019, we may on any one or more occasions redeem up to 35% of the original aggregate principal amount of notes from the net proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of the Exchange Notes—Optional redemption.”

Change of control; asset sales

If we experience a change of control, holders of the exchange notes will have the right to require us to repurchase the notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest, if any, to the purchase date.

The definition of a change of control requiring us to repurchase the exchange notes is very limited. See “Description of the Exchange Notes—Change of control.”

If we sell less than substantially all of our assets, under certain circumstances, we will be required to make an offer to purchase exchange notes at a purchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Exchange Notes—Certain covenants—Limitation on asset sales.”

We are not permitted to sell all or substantially all of our assets, in a single transaction or through a series of related transactions, except in compliance with the provisions set forth under “Description of the Exchange Notes—Certain covenants—Merger and sale of substantially all assets.”

Certain covenants

The indenture governing the exchange notes contains covenants that, among other things, will restrict our ability and the ability of our restricted subsidiaries, if any, to:

•       incur additional debt;

•       make distributions or make certain other restricted payments;

•       make investments;

•       incur liens;

•       sell assets or merge with or into other companies; and

•       enter into transactions with affiliates.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. In particular, we have the ability to distribute all of our quarterly available cash as a restricted payment if we meet a minimum net senior secured leverage ratio. See “Description of the Exchange Notes—Certain covenants” and “—Merger and sale of substantially all assets.”

Trustee, registrar and Paying agent	Wells Fargo Bank, National Association will be the trustee, registrar and paying agent for the exchange notes.

Absence of public market for the notes	The exchange notes will be a new issue of securities, and there is currently no trading market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We have been informed by the initial purchasers that they presently intend to make a market in the exchange notes as permitted by applicable laws and regulations after the offering is completed. However, the initial purchasers have no obligation to make a market in the exchange notes and they may cease their market-making at any time without notice. As a result, we cannot assure you that an active trading market will develop for the exchange notes.

Risk factors	You should consider carefully all the information set forth in this prospectus and, in particular, you should evaluate the specific factors under “Risk Factors” beginning on page 14.

Summary historical financial and operating data

The actual results of operations data, other financial data and operating data for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, and the balance sheet data as of December 31, 2015 and January 1, 2015 are derived from the audited financial statements of NCM LLC that are included in this prospectus or the Company’s records. The actual results of operations data, other financial data and operating data for the years ended December 27, 2012 and December 29, 2011, and the balance sheet data as of December 26, 2013, December 27, 2012 and December 29, 2011 are derived from the audited financial statements of NCM LLC that are not included in this prospectus or are derived from the Company’s records. The actual results of operations data, other financial data and operating data for the three and six months ended June 30, 2016 and July 2, 2015 and the balance sheet data as of June 30, 2016 and July 2, 2015 are derived from the unaudited interim financial statements of NCM LLC that are included in this prospectus or the Company’s records. The actual results of operations data, other financial data and operating data for the last twelve months ended June 30, 2016 have been calculated by subtracting the data for the six months ended July 2, 2015 from the data for the year ended December 31, 2015 and adding the result to the data for the six months ended June 30, 2016. The information presented below summarizes certain results of operations data, other financial data and operating data, which you should read in conjunction with the other information that is included with this prospectus, including “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and accompanying notes included herein.

	Twelve months ended June 30, 2016	Three months ended June 30, 2016	Three months ended July 2, 2015	Six months ended June 30, 2016	Six months ended July 2, 2015	Year ended December 31, 2015	Year ended January 1, 2015	Year ended December 26, 2013	Year ended December 27, 2012	Year ended December 29, 2011
	(in millions, except screen data and advertising revenue per attendee data)
Results of Operations Data
Advertising Revenue	$439.7	$115.4	$121.5	$191.6	$198.4	$446.5	$394.0	$426.3	$409.5	$386.2
Total Revenue	439.7	115.4	121.5	191.6	198.4	446.5	394.0	462.8	448.8	435.4
Operating Income	161.6	46.5	55.4	52.3	31.2	140.5	159.2	202.0	191.8	193.7
Net Income	109.5	33.2	42.4	25.7	3.7	87.5	96.3	162.9	101.0	134.5

Other Financial Data
OIBDA(1)	$195.2	$55.4	$63.6	$69.9	$47.4	$172.7	$191.6	$228.6	$212.2	$212.5
Adjusted OIBDA(1)	218.2	59.4	67.4	83.4	95.1	229.9	199.3	234.5	221.2	224.3
Adjusted OIBDA Margin(1)	49.6%	51.5%	55.5%	43.5%	47.9%	51.5%	50.6%	50.7%	49.3%	51.5%
Capital Expenditures	15.0	3.0	2.9	7.0	5.0	13.0	8.8	10.6	10.4	13.7
Interest on Borrowings	52.9	13.5	13.1	26.9	26.2	52.2	52.6	51.6	56.7	49.2
Other Non-Operating (Income) Expenses, Net	(0.9)	(0.2)	(0.2)	(0.4)	1.2	0.7	9.5	(13.2)	33.5	9.7

Operating Data
Founding Member Screens at Period End(2)(6)	17,028	17,028	16,471	17,028	16,471	16,981	16,497	16,562	15,528	15,265
Total Screens at Period End(3)(6)	20,471	20,471	20,150	20,471	20,150	20,361	20,109	19,878	19,359	18,670
DCN Screens at Period End(4)(6)	20,061	20,061	19,396	20,061	19,396	19,760	19,251	19,054	18,491	17,698
Total Theatre Attendance for Period(5)(6)	686.0	172.2	191.8	344.5	353.2	694.7	688.2	699.2	690.4	636.8
Total Advertising Revenue per Attendee	$0.64	$0.67	$0.63	$0.56	$0.56	$0.64	$0.57	$0.61	$0.59	$0.61

	As of June 30, 2016	As of July 2, 2015	As of December 31, 2015	As of January 1, 2015	As of December 26, 2013	As of December 27, 2012	As of December 29, 2011
Balance Sheet Data (in millions)
Cash and Cash Equivalents	$6.1	$5.7	$3.0	$10.2	$13.3	$10.4	$9.2
Receivables, Net	126.3	126.9	148.9	116.5	120.4	98.5	96.6
Property and Equipment, Net	27.6	21.9	25.1	22.4	25.6	25.7	24.6
Total Assets(7)	766.1	707.8	772.0	681.1	699.2	437.4	421.4
Borrowings, gross	942.0	935.0	936.0	892.0	890.0	879.0	794.0
Members’ Deficit	(230.7)	(321.9)	(266.5)	(317.4)	(299.2)	(524.2)	(527.5)
Total Liabilities and Members’ Deficit(7)	766.1	707.8	772.0	681.1	699.2	437.4	421.4

	As of June 30, 2016(8)		As of July 2, 2015(9)		As of December 31, 2015		As of January 1, 2015		As of December 26, 2013		As of December 27, 2012		As of December 29, 2011
Other Data
Ratio of secured debt to Adjusted OIBDA	3.4	x	3.4	x	3.2	x	3.5	x	2.9	x	3.1	x	2.6	x
Ratio of total debt to Adjusted OIBDA	4.3	x	4.3	x	4.1	x	4.5	x	3.8	x	4.0	x	3.5	x

(1)	OIBDA, Adjusted OIBDA and Adjusted OIBDA margin (as such terms are defined in “Glossary” above) are not financial measures calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). OIBDA represents operating income before depreciation and amortization expense. Adjusted OIBDA excludes from OIBDA non-cash share based payment costs, the merger termination fee and related merger costs and Chief Executive Officer transition costs. Adjusted OIBDA margin is calculated by dividing Adjusted OIBDA by total revenue. Our management uses these non-GAAP financial measures to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, non-cash share based compensation programs, levels of mergers and acquisitions, CEO turnover, interest rates or debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs, costs associated with the terminated merger with Screenvision, or costs associated with the resignation of the Company’s Chief Executive Officer. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these non-GAAP presentations may not be comparable to other similarly titled measures of other companies, or calculations in the Company’s debt agreement.

OIBDA and Adjusted OIBDA do not reflect integration payments as integration payments are recorded as a reduction to intangible assets. Integration payments received are added to Adjusted OIBDA to determine our compliance with financial covenants under our senior secured credit facility and included in available cash distributions to our members. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013, the Company recorded integration payments of $2.7 million, $2.2 million and $2.8 million, respectively, and during the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, the Company recorded $0.7 million, $0.8 million, $0.8 million and $1.1 million, respectively, from its founding members. During the twelve months ended June 30, 2016, the Company recorded integration payments of $2.4 million from its founding members.

The following table reconciles operating income to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Twelve months ended June 30, 2016	Three months ended June 30, 2016	Three months ended July 2, 2015	Six months ended June 30, 2016	Six months ended July 2, 2015	Year ended December 31, 2015	Year ended January 1, 2015	Year ended December 26, 2013	Year ended December 27, 2012	Year ended December 29, 2011
Operating Income	$161.6	$46.5	$55.4	$52.3	$31.2	$140.5	$159.2	$202.0	$191.8	$193.7
Depreciation and Amortization	33.6	8.9	8.2	17.6	16.2	32.2	32.4	26.6	20.4	18.8

OIBDA	$195.2	$55.4	$63.6	$69.9	$47.4	$172.7	$191.6	$228.6	$212.2	$212.5

Share-Based Compensation Costs(a)	19.2	3.7	2.9	10.3	5.9	14.8	7.7	5.9	9.0	11.8
Merger-Related Administrative Costs(b)	—	—	0.9	—	41.8	41.8	—	—	—	—
CEO Transition Costs(c)	3.8	0.3	—	3.2	—	0.6	—	—	—	—

Adjusted OIBDA	$218.2	$59.4	$67.4	$83.4	$95.1	$229.9	$199.3	$234.5	$221.2	$224.3

Total Revenue	$439.7	$115.4	$121.5	$191.6	$198.4	$446.5	$394.0	$462.8	$448.8	$435.4
Adjusted OIBDA margin	49.6%	51.5%	55.5%	43.5%	47.9%	51.5%	50.6%	50.7%	49.3%	51.5%

(a)	Share-based payments costs are included in network operations, selling and marketing, administrative expense and administrative fee—managing member in the financial statements. The amount of share-based compensation costs that were non-cash were approximately $2.5 million, $1.7 million, $5.4 million and $3.4 million for the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, respectively, and were $8.0 million, $4.6 million, $3.2 million, $4.3 million and $4.8 million for the years ended December 31, 2015, January 1, 2015, December 26, 2013, December 27, 2012 and December 29, 2011, respectively. The amount of share-based compensation costs that were non-cash were approximately $10.0 million for the twelve months ended June 30, 2016.

(b)	Merger termination fee and related merger costs primarily include the merger termination payment and legal, accounting, advisory and other professional fees associated with the terminated merger with Screenvision.
(c)	Chief Executive Officer transition costs represent severance, consulting and other costs and are primarily included in administrative fee—managing member in the financial statements.
(2)	Represents the total number of screens within NCM LLC’s advertising network operated by NCM LLC’s founding members.
(3)	Represents the total screens within NCM LLC’s advertising network.
(4)	Represents the total number of screens that are connected to our DCN.
(5)	Represents the total attendance within NCM LLC’s advertising network.
(6)	Excludes screens and attendance associated with certain Cinemark Rave and AMC Rave theatres for all periods presented. Refer to Note 4 to the audited financial statements for the fiscal year ended December 31, 2015 which are included in this prospectus.
(7)	During the first quarter of 2016, the Company adopted Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) and Accounting Standards Update 2015-15, Interest—Imputation of Interest (“ASU 2015-15”), on a retrospective basis, which provide guidance for simplifying the presentation of debt issuance costs. In connection with the adoption of ASU 2015-03 and ASU 2015-15, the Company reclassified net deferred financing costs related to the Company’s Term Loans, 2022 notes and 2021 notes in the Balance Sheet as a direct deduction from the carrying amount of those borrowings, while net deferred financing costs related to the Company’s Revolving Credit Facility remained an asset in the Balance Sheet. The amounts presented above for total assets and total liabilities and members’ deficit reflect this reclassification as of June 30, 2016 and December 31, 2015. Amounts presented as of July 2, 2015, January 1, 2015, December 26, 2013, December 29, 2012 and December 29, 2011, do not reflect the reclassification. If adjusted, the reclassification for ASU 2015-03 and 2015-15 would reduce both total assets and total liabilities and members’ deficit shown above by $11.7 million, $12.7 million, $14.8 million, $14.6 million, and $9.2 million, as of July 2, 2015, January 1, 2015, December 26, 2013, December 27, 2012 and December 29, 2011, respectively.
(8)	Adjusted OIBDA calculations are based on last 12 months ended June 30, 2016.
(9)	Adjusted OIBDA calculations are based on last 12 months ended July 2, 2015.

RISK FACTORS

Before you decide to purchase the notes, you should understand the high degree of risk involved in such investment. You should consider carefully the following risks relating to the notes described below and other information in this prospectus, including our financial statements and related notes included herein. The risks and uncertainties described in this prospectus are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the value of the notes to decline, perhaps significantly, and you may lose part or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Significant declines in theatre attendance could reduce the attractiveness of cinema advertising and could reduce our revenue

Our business is affected by the level of theatre attendance by our founding members and to a lesser extent our network affiliates, who operate in a highly competitive industry whose attendance is reliant on the presence of motion pictures that attract audiences. From the mid-1990s through 2002, the number of movie screens and the level of theatre attendance in the U.S. increased substantially, as movie theatres began to build larger “megaplex” theatres that offered new amenities such as stadium seating, improved projection quality and superior sound systems, and studios began to increase the number of motion pictures produced and increased the marketing budgets to promote those films. From 1970 through 2015, the box office has fluctuated from year to year but has grown at a compound annual growth rate of 4.8%. Over the last 20 years, theatre attendance has fluctuated from year to year but on average has remained relatively flat at an aggregate annual growth rate of less than 0.5%. If future theatre attendance declines significantly over an extended time period, one or more of our founding members or network affiliates may face financial difficulties and could be forced to sell or close theatres or reduce the number of screens it builds or upgrades. Attendance may also decline if the theatres in our network fail to maintain their theatres and provide amenities that consumers prefer, if they cannot compete with other out-of-home entertainment, including on pricing, or if studios begin to reduce the number of feature films produced and their investments in those films or reduce the investments made to market those films. Our network theatre circuits also may not successfully compete for licenses to exhibit quality films and are not assured a consistent supply of motion pictures since they do not have long-term arrangements with major film distributors. Any of these circumstances could reduce our revenue because our national advertising revenue, and local advertising to a lesser extent, depends on the number of theatre patrons who view our advertising and pre-feature show.

Further, the value of our advertising business could be adversely affected by a decline in theatre attendance or even the perception by media buyers that our network is no longer relevant to their marketing plan due to the decreases in attendance and geographic coverage. Factors that could reduce attendance at our network theatres include the following:

•	the shortening of the “release window” between the release of major motion pictures in the theatres and release to alternative methods for delivering movies to consumers, such as DVD or HD DVD, cable television, internet downloads, video on demand, satellite and pay-per-view services;

•	any reduction in consumer confidence or disposable income in general that reduces the demand for motion pictures or adversely affects the motion picture production industry; and

•	the success of first-run motion pictures, which depends upon the production and marketing efforts of the major studios and the attractiveness and value proposition of the movies to consumers compared to other forms of entertainment.

In addition, the value of our national on-screen advertising and to a lesser extent our local and regional advertising is based on the number of theatre patrons that are in their seats and thus have the opportunity to view the FirstLook pre-show. The number of patrons that are in a theatre seat could be adversely impacted by changes in theatre operating policies and patron amenities, including the number and length of trailers for upcoming films that are played prior to the start of the feature film and the offering of reserved seating. Theatres are also installing new larger, more comfortable seating into theatres that have been viewed favorably by theatre patrons. The installation of these larger seats reduces the number of seats in a theatre auditorium, which could decrease the number of theatre patrons that view our FirstLook pre-show that may adversely impact our operating results.

The markets for advertising are competitive and we may be unable to compete successfully

The market for advertising is very competitive. Cinema advertising is a small component of video advertising in the U.S. and thus, we must compete with established, larger and better known national and local media platforms such as cable, broadcast and satellite television networks and other video media platforms including those distributed on the internet and mobile networks. In addition to these video advertising platforms, we compete to a lesser extent for advertising directly with several additional media platforms, including radio, various local print media and billboards. We also compete with several other local and national cinema advertising companies. We expect all of these competitors to devote significant effort to maintaining and growing their business at our expense. We also expect existing competitors and new entrants to the advertising business, most notably the online and mobile advertising companies, to constantly revise and improve their business models to meet expectations of advertising clients or competing media platforms, including us. If we cannot respond effectively to changes in the media marketplace in response to new entrants or advances by our existing competitors, our business may be adversely affected.

If we do not maintain our technological advantage, our business could fail to grow and revenue and operating margins could decline

Failure to successfully or cost-effectively implement upgrades to our in-theatre advertising network and proposal and inventory control, audience targeting and other management systems could limit our ability to offer our clients innovative unique, integrated and targeted marketing products, which could limit our future revenue growth. New advertising platforms such as online and mobile networks, and traditional mediums including television networks are beginning to use new digital technology to reach a broader audience with more targeted marketing products, and failure by us to upgrade our technology could hurt our ability to compete with those companies. Under the ESAs, the founding members are required to provide technology that is consistent with that in place at the signing of the ESA. We may request that our founding members upgrade the equipment or software installed in their theatres, but we must negotiate with our founding members as to the terms of such upgrade, including cost sharing terms, if any. For instance, during 2010 we entered into an amendment to the ESA to allow us to connect our digital network to our founding members’ new digital cinema projection systems so that we could display our advertising (including 3-D) on the higher quality digital projection systems. As of June 30, 2016, we had 18,454 screens, or 90% of our network screens, that were connected to digital cinema projection equipment and we expect to continue to convert the remaining screens with LCD digital projectors to these higher quality digital cinema projectors in the future. If we are not able to come to an agreement on a future upgrade request, we may elect to pay for the upgrades requested which could result in our incurring significant capital expenditures, which could adversely affect our results. Over the last several years, we have been upgrading our proposal and inventory control systems, and in 2014 and 2015, we began to develop enhancements to these systems that will allow us to target theatre audiences more effectively. The failure or delay in implementation of such upgrades or problems with the integration with our other systems and software could slow or prevent the growth of our business in the future. In addition, the failure or delay in implementation of such upgrades or problems with the integration of our systems and software could slow or prevent the growth of our business.

Economic uncertainty or deterioration in economic conditions may adversely impact our business, operating results or financial condition

The financial markets have experienced extreme disruption and volatility and certain parts of the world-wide economy remain fragile. A future decline in consumer confidence in the U.S. may lead to decreased demand for our services or delay in payments by our advertising customers. As a result, our results of operations and financial condition could be adversely affected. These challenging economic conditions also may result in:

•	increased competition for fewer advertising and entertainment programming dollars;

•	pricing pressure that may adversely affect revenue and gross margin;

•	reduced credit availability and/or access to capital markets;

•	difficulty forecasting, budgeting and planning due to limited visibility into the spending plans of current or prospective customers; or

•	customer financial difficulty and increased risk of uncollectible accounts.

Our Adjusted OIBDA is derived from high margin advertising revenue, and the reduction in spending by or loss of a national or group of local advertisers could have a meaningful adverse effect on our business

We generated all of our Adjusted OIBDA from our high margin advertising business. A substantial portion of our advertising revenue relates to contracts with terms of a month or less. Advertisers will not continue to do business with us if they believe our advertising medium is ineffective or overly expensive. In addition, large advertisers generally have set advertising budgets, most of which are focused on traditional media platforms like television and recently online and mobile networks. Reductions in the size of advertisers’ budgets due to local or national economic trends, a shift in spending to new advertising mediums like the internet and mobile platforms or other factors could result in lower spending on cinema advertising. Because of the high incremental margins on our individual advertising contracts, if we are unable to remain competitive and provide value to our advertising clients, they may reduce their advertising purchases or stop placing advertisements with us, which on large contracts even the loss of a small number of clients would negatively affect our Adjusted OIBDA.

The loss of any major content partner or advertising customer could significantly reduce our revenue

We derive a significant portion of our revenue from our contracts with our content partners, PSAs and our founding members’ agreements to purchase on-screen advertising for their beverage concessionaires. We currently have marketing relationships with nine content partners, two of which expire in 2016 and seven in 2017. None of these companies individually accounted for over 10% of our total revenue during the year ended December 31, 2015. However, the agreements with the content partners, PSAs and beverage advertising with our founding members in aggregate accounted for approximately 30%, 30%, 34% and 31% of our total revenue during the six months ended June 30, 2016 and the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively. Because we derive a significant percentage of our total revenue from a relatively small number of large companies, the loss of one or more of them as a customer could decrease our revenue and adversely affect current and future operating results.

Our plans for developing additional revenue opportunities may not be implemented and may not be achieved

In addition to our strategy to grow our advertising business, we are also considering other potential opportunities for revenue growth, which we describe in “Business—Our Strategy—Expand our Internet/Mobile Platform.” The development of our online and mobile advertising network and mobile apps and the integration of these marketing products with our core on-screen and theatre lobby production is at an early stage and is under increasing competitive pressure from many online and mobile networks, and may not deliver future benefits that we are expecting. Should these networks not continue to grow in importance to advertising clients and agencies, they may not provide a way to help expand our cinema advertising business as it matures and begins to compete with new or improved advertising platforms including online and mobile video services.

Our business and operations have experienced growth, and we may be unable to effectively manage or continue our growth of our network and advertising inventory

We have experienced, and may continue to experience, growth in our headcount and operations, which has placed, and could continue to place, significant demands on our management and operational infrastructure. If we do not effectively manage our growth, the quality of our services could suffer which could negatively affect our brand and our relationships with our current advertising clients. Additionally, we may not be able to continue to expand our network and our advertising inventory which could negatively affect our ability to add new advertising clients. To effectively manage this growth and continue to expand our network and inventory, we will need to continue to improve our systems, including our audience targeting system which we have been upgrading in 2014 and 2015. These enhancements and improvements could require an additional allocation of financial and management resources. If the improvements are not implemented successfully in a timely manner, our ability to manage our limited advertising inventory, create improved audience targeting capabilities for our clients and continue our growth in the future will be impaired and we may have to make significant additional expenditures to address these issues.

We depend upon our senior management and our business may be adversely affected if we cannot retain or replace them

Our success depends upon the retention of our experienced senior management with specialized industry, sales and technical knowledge and/or industry relationships. In August 2015, our President and Chief Executive Officer announced his resignation and, following a defined search process conducted by our Board of Directors, a new Chief Executive Officer was appointed in January 2016. If other critical members of our senior management team leave, we might not be able to find qualified internal or external replacements; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business strategy and our relationships with advertisers and content partners. We do not have key-man life insurance covering any of our employees.

Changes in the ESAs with, or lack of support by, our founding members could adversely affect our revenue, growth and profitability

The ESAs with our founding members are critical to our business. The three ESAs each have an initial term of 30 years beginning February 13, 2007 and provide us with a five-year right of first refusal, which begins one year prior to the end of the term of the ESA on February 13, 2037. In connection with the sale of our Fathom Events business on December 26, 2013, the ESAs were modified to remove those provisions addressing the rights and obligations related to digital programming services of the Fathom Events business unit, except for those relating to our exclusive rights to sell advertising in the founding member theatres, including the right to sell Fathom event sponsorships. Our founding members’ theatres represent approximately 83% of the screens and approximately 85% of the attendance in our network as of June 30, 2016. If any one of the ESAs was terminated, not renewed at its expiration or found to be unenforceable, it would have a material adverse effect on our revenue, profitability and financial condition.

The ESAs require the cooperation, investment and support of our founding members, the absence of which could adversely affect us. Pursuant to the ESAs, our founding members must make investments to replace digital network equipment within their theatres and equip newly constructed theatres with digital network equipment. If our founding members do not have adequate financial resources or operational strength, and if they do not replace equipment or equip new theatres to maintain the level of operating functionality that we have today, or if such equipment becomes obsolete, we may have to make additional capital expenditures or our advertising revenue and operating margins may decline.

If the non-competition provisions of the ESAs are deemed unenforceable, our founding members could compete against us and our business could be adversely affected

With certain limited exceptions, each of the ESAs prohibits the applicable founding member from engaging in any of the business activities that we provide in the founding member’s theatres under the amended ESAs, and from owning interests in other entities that compete with us. These provisions are intended to prevent the founding members from harming our business by providing cinema advertising services directly to their theatres or by entering into agreements with third-party cinema advertising providers. However, under state and federal law, a court may determine that a non-competition covenant is unenforceable, in whole or in part, for reasons including, but not limited to, the court’s determination that the covenant:

•	is not necessary to protect a legitimate business interest of the party seeking enforcement;

•	unreasonably restrains the party against whom enforcement is sought; or

•	is contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce the non-competition provisions contained in the ESAs. If a court were to determine that the non-competition provisions are unenforceable, the founding members could compete directly against us or enter into an agreement with another cinema advertising provider that competes against us. Any inability to enforce the non-competition provisions, in whole or in part, could cause our revenue to decline.

If one of our founding members declared bankruptcy, the ESA with that founding member may be rejected, renegotiated or deemed unenforceable

Each of our founding members currently has a significant amount of indebtedness, which is rated below investment grade. In 2000 and 2001, several major motion picture exhibition companies filed for bankruptcy including United Artists, Edwards Theatres and Regal Cinemas (which are predecessor companies to Regal), and General Cinemas and Loews Cineplex (which are predecessor companies to AMC). The industry-wide construction of larger, more expensive megaplexes featuring stadium seating in the late 1990s that rendered existing, smaller, sloped-floor theatres under long-term leases obsolete and unprofitable, were significant contributing factors to these bankruptcies. If a bankruptcy case were commenced by or against any of our founding members, it is possible that all or part of the ESA with that founding member could be rejected by a trustee in the bankruptcy case pursuant to Section 365 or Section 1123 of the United States Bankruptcy Code, or by the our founding member, and thus not be enforceable. Alternatively, that founding member could seek to renegotiate the ESA in a manner less favorable to us than the existing agreement. Should that founding member seek to sell or otherwise dispose of theatres or remove theatres from our network through bankruptcy or for other business reasons, if the acquirer did not agree to continue to allow us to sell advertising in the acquired theatres the number of theatres in our advertising networks would be reduced which in turn would reduce the number of advertising impressions available to us and thus could reduce our advertising revenue.

The ESAs allow the founding members to engage in activities that might compete with certain elements of our business, which could reduce our revenue and growth potential

The ESAs contain certain limited exceptions to our exclusive right to use the founding members’ theatres for our advertising business. The founding members have the right to enter into a limited number of strategic cross-marketing relationships with third-party, unaffiliated businesses for the purpose of generating increased attendance or revenue (other than revenue from the sale of advertising). These strategic marketing relationships can include the use of one minute on the LEN and certain types of lobby promotions and can be provided at no cost, but only for the purpose of promoting the products or services of those businesses while at the same time promoting the theatre circuit or the movie-going experience. The use of LEN or lobby promotions by our founding members for these advertisements and programs could result in the founding members creating relationships with advertisers that could adversely affect our current LEN and lobby promotions advertising revenue and profitability as well as the potential we have to grow that advertising revenue in the future. The LEN and lobby promotions represented 4.3%, 4.1%, and 4.0% of our total advertising revenue for the three and six months ended June 30, 2016 and the year ended December 31, 2015. The founding members do not have the right to use their movie screens (including the FirstLook program or otherwise) for promoting these cross-marketing relationships, and thus we will have the exclusive rights to advertise on the movie screens, except for limited advertising related to theatre operations.

Our founding members also have the right to install a second network of video monitors in the theatre lobbies in excess of those required to be installed by the founding members for the LEN. This additional lobby video network, which we refer to as our founding members’ lobby network, may be used by the founding members to promote products or services related to operating the theatres, such as concessions and loyalty programs. The presence of our founding members’ lobby network within the lobby areas could reduce the effectiveness of our LEN, thereby reducing our current LEN advertising revenue and profitability and adversely affecting future revenue potential associated with that marketing platform.

Our business relies heavily on our technology systems, and any failures or disruptions may materially and adversely affect our operations

In the conduct of our business, we rely on information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information and manage and support a variety of business processes and activities. The temporary or permanent loss of our computer equipment and software systems, through cyber and other security threats, operating malfunction, software virus, human error, natural disaster, power loss, terrorist attacks, or other catastrophic events, such as the one against Sony Entertainment, could disrupt our operations and cause a material adverse impact. These problems may arise in both internally developed systems and the systems of third-party service providers. We devote significant resources to maintaining a disaster recovery location separate from our operations, network security and other measures to protect our network from unauthorized access and misuse. However, depending on the nature and scope of a disruption, if our technology systems were to fail and we were unable to recover in a timely way through our disaster recovery site, we would be unable to fulfill critical business functions, which could lead to a loss of customers and could harm our reputation. Technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements.

Our business, services, or technology may infringe on intellectual property rights owned by others, which may interfere with our ability to provide services or expose us to increased liability or expense

Intellectual property rights of our business include the copyrights, trademarks, trade secrets and patents of our in-theatre, online, and mobile services, including the websites we operate at ncm.com, movienightout.com and firstlookonline.com and the features, our mobile app Movie Night Out®, and the functionality, content, and software we make available through those websites and app. We rely on our own intellectual property rights as well as intellectual property rights obtained from third parties to conduct our business and provide our in-theatre, online, and mobile services. We may discover that our business or the technology we use to provide our in-theatre, online, or mobile services infringes patent, copyright, or other intellectual property rights owned by others. In addition, our competitors or others may claim rights in patents, copyrights, or other intellectual property rights that will prevent, limit or interfere with our ability to provide our in-theatre, online, or mobile services either in the U.S. or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

The content we distribute through our in-theatre, online or mobile services may expose us to liability

Our in-theatre, online, and mobile services facilitate the distribution of content. This content includes advertising-related content, as well as, movie and television content, music and other media, much of which is obtained from third parties. Our websites also include features enabling users to upload or add their own content to the websites and modify certain content on the websites. As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, or other claims based on the content that we distribute. We or entities that we license content from may not be adequately insured or indemnified to cover claims of these types or liability that may be imposed on us.

The user information we collect and maintain through our online and mobile services may expose us to liability

In order to take advantage of some of the online and mobile services we provide users are required to establish an account on one of our websites. As a result, we will collect and maintain user information about those users. We also collect and maintain user information about users who view certain advertising displayed through our online and mobile services. Our collection and use of information regarding users of our online and mobile services could result in legal liability. For example, the failure, or perceived failure, to comply with federal, state or international privacy or consumer protection-related laws or regulations or our posted privacy policies could result in actions against us by governmental entities or others.

Changes in regulations relating to the Internet or other areas of our online or mobile services may result in the need to alter our business practices or incur greater operating expenses

A number of regulations, including those referenced below, may impact our business as a result of our online or mobile services. The Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, liability for posting, or linking to third-party websites that include materials that infringe copyrights or other rights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. The Child Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. Additionally, there is an increasing awareness and concern regarding privacy interests, which may result in new or amended regulations. The costs of compliance with these regulations, and other regulations relating to our online and mobile services or other areas of our business, may be significant. The manner in which these and other regulations may be interpreted or enforced may subject us to potential liability, which in turn could have an adverse effect on our business, results of operations, or financial condition. Changes to these and other regulations may impose additional burdens on us or otherwise adversely affect our business and financial results because of, for example, increased costs relating to legal compliance, defense against adverse claims or damages, or the reduction or elimination of features, functionality or content from our online or mobile services. Likewise, any failure on our part to comply with these and other regulations may subject us to additional liabilities.

Our revenue and Adjusted OIBDA fluctuate from quarter to quarter and may be unpredictable

A weak advertising market or the shift in spending of a major client from one quarter to another, the poor performance of films released in a given quarter, a disruption in the release schedule of films or changes in the television scatter market could significantly affect quarter-to-quarter results or even affect results for the entire fiscal year. Because our results may vary from quarter to quarter and may be unpredictable, our financial results for one quarter cannot necessarily be compared to another quarter and may not be indicative of our financial performance in subsequent quarters.

Risks Related to Our Corporate Structure

Our founding members or their affiliates may have interests that differ from those of NCM, Inc. and they may be able to influence our affairs

So long as a founding member beneficially owns at least 5% of our issued and outstanding common membership units, approval of at least 90% of the directors of NCM, Inc. then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before NCM, Inc. may take any of the following actions or may, in its capacity as manager of NCM LLC, authorize us to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM, Inc.;

•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern;

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness or repay, before due, any funded indebtedness with a fixed term in an aggregate amount in excess of $15.0 million per year;

•	issue, grant or sell shares of NCM, Inc. common stock, preferred stock or rights with respect to common or preferred stock, or NCM LLC membership units or rights with respect to membership units, except under specified circumstances;

•	amend, modify, restate or repeal any provision of NCM, Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain material contracts not in the ordinary course of business as defined under applicable securities laws;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests;

•	amend any material terms or provisions (as defined in the NASDAQ rules) of NCM, Inc.’s equity incentive plan or enter into any new equity incentive compensation plan;

•	make any change in the current business purpose of NCM, Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the ESAs; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of our issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to NCM, Inc.’s ten-member board of directors who will be voted upon by NCM, Inc.’s stockholders. One such designee by each founding member must meet the independence requirements of the stock exchange on which NCM, Inc.’s common stock is listed. If, at any time, any founding member owns less than 5% of our then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation.

If any director designee to NCM, Inc.’s board designated by our founding members is not appointed to NCM, Inc.’s board, nominated by NCM, Inc. or elected by NCM, Inc.’s stockholders, as applicable, then each of our founding members (so long as such founding member continues to own 5% of our issued and outstanding common membership units) will be entitled to approve specified actions of NCM LLC.

For purposes of calculating the 5% ownership threshold for the supermajority director approval rights and director designation agreement provisions discussed above, shares of NCM, Inc.’s common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM, Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of NCM, Inc.’s common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Under these circumstances, NCM, Inc.’s corporate governance documents will allow our founding members and their affiliates to exercise a greater degree of influence in the operation of our business and that of NCM, Inc. and the management of our affairs and those of NCM, Inc. than is typically available to stockholders of a publicly-traded company. Even if our founding members or their affiliates own a minority economic interest (but not less than 5%) in NCM LLC, they may be able to continue exerting such degree of influence over us and NCM, Inc.

Different interests among our founding members or between our founding members and us could prevent us from achieving our business goals

For the foreseeable future, we expect that NCM, Inc.’s board of directors will include directors and executive officers of our founding members and other directors who may have commercial or other relationships with our founding members. The majority of our outstanding membership interests also are owned by our founding members. Our founding members compete with each other in the operation of their respective businesses and could have individual business interests that may conflict with those of the other founding members. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our founding members.

In addition, the structural relationship we have with our founding members could create conflicts of interest among the founding members, or between the founding members and us, in a number of areas relating to our past and ongoing relationships. There is not any formal dispute resolution procedure in place to resolve conflicts between us and a founding member or between founding members. We may not be able to resolve any potential conflicts between us and a founding member and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The corporate opportunity provisions in NCM, Inc.’s certificate of incorporation could enable the founding members to benefit from corporate opportunities that might otherwise be available to us

NCM, Inc.’s amended and restated certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both our founding members and us. It provides that if a corporate opportunity is offered to us, NCM, Inc. or one or more of the officers, directors or stockholders (both direct and indirect) of NCM, Inc. or a member of NCM LLC that relates to the provision of services to motion picture theatres, use of theatres for any purpose, sale of advertising and promotional services in and around theatres and any other business related to the motion picture theatre business (except services as provided in the ESAs as from time to time amended and except as may be offered to one of NCM, Inc.’s officers in his capacity as an officer), no such person shall be liable to NCM, Inc. (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

In addition, the NCM, Inc. amended and restated certificate of incorporation and our operating agreement expressly provide that our founding members may have other business interests and may engage in any other businesses not specifically prohibited by the terms of the certificate of incorporation, including the exclusivity provisions of the ESAs. The parent companies of the founding members are not bound by the ESAs and therefore could develop new media platforms that could compete for advertising dollars with our services. Further, we may also compete with the founding members or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the founding members to themselves or their other affiliates or we lose key personnel to them.

The agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties

The ESAs and the other contractual agreements that we have with our founding members were originally negotiated in the context of an affiliated relationship in which representatives of our founding members and their affiliates comprised NCM, Inc.’s entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of our founding members, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances.

If NCM, Inc. or our founding members are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted

We do not believe that NCM, Inc. is an “investment company” under the Investment Company Act of 1940, as amended. As sole manager of NCM LLC, NCM, Inc. controls us, and its interest in us is not an “investment security” as that term is used in the Investment Company Act of 1940. If NCM, Inc. were to stop participating in the management of NCM LLC, its interest in us could be deemed an “investment security” for purposes of the Investment Company Act of 1940. Generally, a company is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). NCM, Inc.’s sole material asset is its equity interest in us. A determination that such asset was an investment security could result in NCM, Inc. being considered an investment company under the Investment Company Act of 1940. As a result, NCM, Inc. would become subject to registration and other burdensome requirements of the Investment Company Act. In addition, the requirements of the Investment Company Act of 1940 could restrict our business activities, including our ability to issue securities.

We and NCM, Inc. intend to conduct our operations so that NCM, Inc. is not deemed an investment company under the Investment Company Act of 1940. However, if anything were to occur that would cause NCM, Inc. to be deemed an investment company, NCM, Inc. would become subject to restrictions imposed by the Investment Company Act of 1940. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

We also rely on representations of our founding members that they are not investment companies under the Investment Company Act. If any founding member were deemed an investment company, the restrictions placed upon that founding member might inhibit its ability to fulfill its obligations under its ESA or restrict our ability to borrow funds.

Risks related to the notes

Our level of debt could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of June 30, 2016, on an as adjusted basis to give effect to the offering of the original notes and the application of the estimated net proceeds as contemplated under the caption “Use of proceeds,” our total outstanding debt would have been approximately $955.0 million and we would have had approximately $140.0 million of availability under our revolving credit facility. Our level of debt could have important consequences to our financial health. For example, our level of debt could, among other things:

•	make it more difficult for us to satisfy our financial obligations, including the notes;

•	affect our liquidity by limiting our ability to obtain additional financing for working capital, or limit our ability to obtain financing for capital expenditures and acquisitions or make any available financing more costly;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as capital expenditures, distributions or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors who may have less debt;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	result in an event of default if we fail to satisfy our obligations under the notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture governing the notes or agreements governing our other debt, which event of default could result in all of the notes and our other debt becoming immediately due and payable and, in the case of our secured debt, could permit the lenders to foreclose on our assets securing such debt.

Any of the above factors could adversely affect our ability to meet our payment obligations under our debt, including the notes.

To service our debt, we will require a significant amount of cash or refinancing, which depends on many factors beyond our control.

Our ability to make payments on our debt, including the notes, and to fund operations will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control.

In addition, the borrowings under our existing senior secured credit facility and the 2022 notes have an earlier maturity date than that of the notes, and we will be required to repay or refinance such debt prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We may not be able to refinance any of our debt, including our existing senior secured credit facility, the 2022 notes and the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

The notes are unsecured. Therefore, our secured creditors (including the lenders under our existing senior secured credit facility and holders of our 2022 notes) would have a prior claim, ahead of the notes, on our assets to the extent of the assets securing that secured debt.

The notes are our general unsecured senior obligations and will rank equal in right of payment to our other unsecured senior debt. The notes will not be secured by any of our assets. Any claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of June 30, 2016, on an as adjusted basis to give effect to the issuance of the original notes and the application of the net proceeds therefrom, the notes were effectively subordinated to approximately $705.0 million of senior secured debt under our existing senior secured credit facility and our 2022 notes to the extent of the assets securing that secured debt and we would have had $140.0 million of availability under our senior secured credit facility, all of which would be secured if drawn. Our senior secured credit facility and our 2022 notes are secured by a lien on substantially all of our assets.

As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our secured debt, including the lenders under our existing senior secured credit facility, will be entitled to be paid in full from our assets securing that secured debt before any payment may be made with respect to the notes. Holders of the notes will participate with holders of our other unsecured debt. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full with respect to the notes. In addition, if we fail to meet our payment or other obligations under any secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets to the exclusion of the holders of the notes, even if an event of default existed under the indenture governing the notes at such time.

Our subsidiaries will only be required to guarantee the notes if they guarantee other debt of us or another subsidiary guarantor, and in certain circumstances, those guarantees will be subject to automatic release and may be deemed unenforceable. In addition, the notes will be structurally subordinated in right of payment to all obligations of any of our subsidiaries that do not guarantee the notes.

We will not have any subsidiaries as of the closing of this offering; however, we may form or acquire additional subsidiaries in the future. Any subsidiaries that we form or acquire in the future will only be required to guarantee the notes if they guarantee other debt of us or any other subsidiary guarantor. If a subsidiary guarantor is released from its guarantee of such other debt for any reason whatsoever or if such other guaranteed debt is repaid in full or refinanced with other debt that is not guaranteed by such subsidiary guarantor, then such subsidiary guarantor also will be released from its guarantee of the notes. To the extent that any such future subsidiaries do not guarantee the debt, the notes will be structurally subordinated to all of the liabilities of such subsidiaries.

In the future, if any of our subsidiaries guarantees the notes, proceeds from a guarantor’s assets, whether from a sale or disposition or in the event of a bankruptcy, liquidation, reorganization or similar proceeding of such guarantor, will not be available to pay obligations under such guarantor’s guarantee until such guarantor has made all payments in cash on any of its secured debt, including any guarantees that such guarantor may provide with respect to our senior secured credit facility and our 2022 notes. Holders of the notes would then have the right to share, with holders of other pari passu debt guaranteed by such guarantor, in the proceeds of any remaining assets of such guarantor. We cannot assure you that sufficient assets will remain after these payments have been made to make any payments on such guarantor’s guarantee of the notes.

Furthermore, if the assets or equity interests in any subsidiary guarantor are sold as an entirety, then that guarantor will be released from its obligations under its guarantee of the notes automatically upon such sale. In such event, because the notes will not be secured by any of the assets or the equity interests in that subsidiary guarantor, it is possible that the assets of the remaining guarantors may not be sufficient to satisfy the claims of holders of notes. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result, you may lose a portion of or the entire value of your investment in the notes.

Although any guarantees that may be made by future subsidiaries would provide the holders of the notes with a direct claim as a creditor against the assets of the subsidiary guarantors, the guarantees may not be enforceable as described in more detail below. If the guarantees by any such subsidiary guarantors are not enforceable, the notes would be effectively subordinated to all liabilities of any such subsidiary guarantors, including trade payables. As a result of being effectively subordinated to the liabilities of a subsidiary, if there was a dissolution, bankruptcy, liquidation or reorganization of such subsidiary, the holders of the notes would not receive any amounts with respect to the notes until after the payment in full of the claims of creditors of such subsidiary.

The indenture governing the notes will contain, and our existing senior secured credit facility and indenture for the 2022 notes contain, restrictions which may limit our ability to operate our business.

The indenture governing the notes will contain, and our existing senior secured credit facility and indenture governing the 2022 notes contain, operating and financial restrictions. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	make distributions or make certain other restricted payments or investments;

•	incur liens;

•	sell assets or merge with or into other companies; and

•	enter into transactions with affiliates.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our existing senior secured credit facility requires us to maintain a specified net senior secured leverage ratio. We may be required to take action to reduce our debt or act in a manner contrary to our business objectives to meet this ratio and satisfy the covenants in our debt agreements. Events beyond our control, including changes in economic and business conditions in the markets in which we operate, may affect our ability to do so. We may not be able to meet the ratios or satisfy the covenants in our existing or any future debt agreements, and our lenders may not waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under such debt agreements, which could lead to that debt becoming immediately due and payable and, if such debt is secured, foreclosure on our assets that secure that debt which, in the case of our senior secured credit facility and 2022 notes, could result in foreclosure on substantially all of our assets. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility would prevent us from borrowing additional money under the revolving credit facility. A default under any of our debt agreements could, in turn, result in defaults under other obligations and result in other creditors accelerating the payment of other obligations and foreclosing on assets securing such obligations, if any. Any such defaults could materially impair our financial condition and liquidity. In addition, if the lenders under our existing senior secured credit facility or any of our other obligations accelerate the maturity of those obligations, we may not have sufficient assets to satisfy our obligations under the notes or our other debt.

Despite our current levels of debt, we may still incur substantially more debt ranking senior to or equal in right of payment with the notes, including secured debt, which would increase the risks associated with our proposed leverage.

The agreements relating to our debt, including the notes, the 2022 notes and our existing senior secured credit facility, limit but do not prohibit our ability to incur additional debt senior to or equal in right of payment with the notes, and the amount of debt that we could incur could be substantial. Accordingly, we could incur significant additional debt in the future, including additional debt under our existing senior secured credit facility and additional senior or senior subordinated notes. As of June 30, 2016, on an as adjusted basis to give effect to the issuance of the original notes and the application of the net proceeds therefrom, we would have had $140.0 million of availability under our senior secured credit facility. Much of this additional debt could constitute secured or pari passu debt. In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt, which debt would be effectively senior to the notes if those subsidiaries are not required to guarantee the notes. If new debt is added to our current debt levels, the related risks that we now face, including those described above, could intensify.

Certain types of liabilities are not considered “Indebtedness” under the indenture, and the indenture does not impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might designated as “unrestricted subsidiaries” (as defined in the indenture). See “—Our level of debt could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary” and “Description of the Exchange Notes—Certain covenants—Incurrence of debt.”

Our debt agreements give us flexibility to take certain actions that could be adverse to holders of the notes, including the ability to distribute all of our quarterly available cash as a restricted payment or make investments with such cash if we meet a minimum leverage ratio test.

The restricted payments covenant in the indenture governing the notes will permit us, and the restricted payments covenants in the indenture governing the 2022 notes and in the existing senior secured credit facility also permit us, to make significant restricted payments and investments. Such covenants provide that, so long as there is no default or event of default, we may dividend or distribute, or make an investment in an amount equal to, up to 100% of quarterly available cash (as defined in the indenture and the existing senior secured credit facility) if our net senior secured leverage ratio is equal to or less than 6.5 times. For the three months ended June 30, 2016, we would have been permitted to dividend or distribute, or make an investment in an amount equal to, approximately $14.9 million as a restricted payment which will be distributed in the third quarter of 2016. In addition, such covenants provide that we may dividend or distribute 100% of any net proceeds from sales of our equity or, if our total leverage ratio is equal to or less than 6.25 times, from sales of subordinated debt. As of June 30, 2016, our net senior secured leverage ratio (as calculated in accordance with our senior secured credit facility) was 3.5 times. As a result, we may have limited or no Available Cash and this could increase risks associated with our liquidity and debt service, including our ability to repay debt, including the notes, at maturity or in the event of a change of control or other repayment event. See “Description of the Exchange Notes—Certain covenants—Limitation on restricted payments.”

The definition of a change of control requiring us to repurchase the notes is very limited and does not include transactions that would typically be considered to be a change of control.

The term “change of control,” as defined under the indenture governing the notes and in our existing senior secured credit facility and the indenture governing the 2022 notes, is very limited in terms of its scope and does not include transactions that would typically be considered to be a change of control. In particular, a change of control will not be deemed to occur for so long as any of our founding members owns more than 5% of our then issued and outstanding membership units (including any shares of NCM, Inc. common stock beneficially owned by such founding member as a result of the redemption of any membership units). See the section below entitled “Certain Relationships and Related Party Transactions—Transactions with founding members—NCM LLC Operating Agreement”.

As a result, so long as one of our members continues to own at least 5% of our membership units and retains certain governance rights, a third party could acquire the other 95% of our membership units, or all of the equity of NCM, Inc. or another of our members, or acquire the right to elect a majority of NCM, Inc.’s or any of our other members’ boards of directors, or NCM, Inc. could cease to be our manager, in each case without such transaction constituting a change of control under the indenture governing the notes or our senior secured credit facility. Numerous other transactions also could occur that could adversely affect us or the notes, including transactions such as leveraged recapitalizations and buyouts, refinancings, restructurings, or acquisitions, but which would not constitute a change of control. The change of control provisions of the indenture would not afford protection to holders of the notes in the event of any such transactions that do not constitute a change of control, even though as a result of these transactions the market price of the notes may decline or our credit ratings could be downgraded, thereby negatively affecting the value of the notes.

We may not be able to repurchase the notes upon a change of control.

Upon a “change of control,” as defined under the indenture governing the notes, we are required to offer to repurchase all of the notes then outstanding at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to but not including the repurchase date. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all notes delivered by holders seeking to exercise their repurchase rights, particularly as that change of control may trigger a similar repurchase requirement for, or result in an event of default under or the acceleration of, other debt, including an event of default under our existing senior secured credit facility. In addition, it is possible that restrictions in our other debt will not allow such repurchases. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing the notes. Such an event of default may cause the acceleration of our other debt. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture. See “Description of the Exchange Notes—Change of control.”

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes and our access to the capital markets. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the trading and market price of the notes.

An active trading market for the notes may not develop.

The exchange notes will be a new issue of securities, and there is currently no trading market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We have been informed by the initial purchasers that they presently intend to make a market in the exchange notes as permitted by applicable laws and regulations after the offering is completed. However, the initial purchasers have no obligation to make a market in the exchange notes and they may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the exchange notes.

If an active trading market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. In that case you may not be able to sell your exchange notes at a particular time or you may not be able to sell your exchange notes at a favorable price.

Federal and state statutes allow courts, under specific circumstances, to avoid the notes, any guarantees, and to require holders of the notes to return payments previously made by us or any guarantors.

Our creditors and the creditors of any guarantors of the notes could challenge the issuance of the notes or such subsidiary guarantors’ issuance of their guarantees, if any, respectively, as fraudulent conveyances or on other grounds. Under the federal bankruptcy laws and similar provisions of state fraudulent transfer laws, the issuance of the notes and any guarantees, could be avoided (that is, cancelled) as fraudulent transfers if a court determined that the Company, at the time it issued the notes, or any guarantor, at the time it issued the guarantee (or, in some jurisdictions, when payment became due under the guarantee):

•	issued the notes or guarantees with the intent to hinder, delay or defraud its existing or future creditors;

•	received less than reasonably equivalent value or did not receive fair consideration for the delivery of the notes or guarantees and if the Company or any guarantor:

•	was insolvent or rendered insolvent at the time it issued the notes or issued the guarantee;

•	was engaged in a business or transaction for which the Company’s or guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

If the notes or any guarantees were avoided or limited under fraudulent transfer or other laws, any claim you may make against us or any guarantors for amounts payable on the notes would be unenforceable to the extent of such avoidance or limitation. Moreover, the court could order you to return any payments previously made by us or any guarantors. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the notes or any guarantees.

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the original notes under the Securities Act. The tender of original notes under the exchange offer will reduce the principal amount of the currently outstanding original notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding original notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

If you fail to comply with the procedures described in this prospectus, you may lose your opportunity to participate in this exchange offer.

The exchange notes will be issued in exchange for the original notes only after timely receipt by the exchange agent of the original notes or a book-entry confirmation related thereto, or compliance with the requirements for guaranteed delivery, a properly completed and executed letter of transmittal or an agent’s message, and all other required documentation. If you want to tender your original notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery.

Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of original notes for exchange. If you fail to comply with the procedures described in this prospectus, you may lose your opportunity to participate in this exchange offer.

USE OF PROCEEDS

The net proceeds from the offering of original notes was approximately $237.0 million, after deducting the initial purchasers’ discounts and commissions, the redemption premium on the 2021 notes and the estimated expenses of the offering of original notes. We used the net proceeds of the offering of original notes to finance the 2021 notes discharge. Any excess proceeds will be used to repay indebtedness under our senior secured credit facility and for working capital and other general corporate purposes.

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for each of the exchange notes, we will receive original notes in a like principal amount. We will retire or cancel all of the original notes tendered in the exchange offer. Accordingly, the exchange notes will not increase our indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Six Months Ended June 30, 2016		Six Months Ended July 2, 2015		Year Ended Dec. 31, 2015		Year Ended Jan. 1, 2015		Year Ended Dec. 26, 2013		Year Ended Dec. 27, 2012		Year Ended Dec. 29, 2011
Ratio of earnings to fixed charges	2.0	x	1.1	x	2.7	x	2.6	x	3.6	x	2.8	x	3.7	x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2016:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the original notes and the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read this table along with “Use of Proceeds” as well as “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related included in this prospectus.

	As of June 30, 2016
(in millions)	Actual	As adjusted(3)
Cash and Cash Equivalents:	$6.1	$6.1

Long-Term Debt, Including Current Portion:
Term Loan	$270.0	$270.0
Revolving Credit Facility(1)(2)	72.0	35.0
7.875% Senior Notes due 2021(2)	200.0	—
6.00% Senior Secured Notes due 2022	400.0	400.0
5.750% Senior Notes due 2026	—	250.0

Total	$942.0	955.0

Members’ Deficit:
Total Members’ Deficit	(230.7)	(230.7)

Total Capitalization	$711.3	$724.3

(1)	As of June 30, 2016 (actual), we had $103.0 million of availability under our revolving credit facility.
(2)	The 2021 notes were redeemed with the proceeds of the offering of original notes and that the remaining proceeds will be used to pay down the revolving credit facility.
(3)	As adjusted to give effect to transaction expenses related to the offering of original notes, including the redemption premium on the redemption of the 2021 notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing senior secured credit facility

The Company is party to an amended and restated credit agreement dated as of November 26, 2012, as amended as of May 2, 2013, July 2, 2014 and May 26, 2016, which we refer to as our senior secured credit facility. The senior secured credit facility provides the Company with a $175.0 million revolving credit facility and $270.0 million of term loans. The revolving credit facility commitments continue until the revolving loans under such commitments mature on November 26, 2019. The term loans mature on November 26, 2019. The outstanding balance under the revolving credit facility at June 30, 2016 was $72.0 million. The outstanding balance of the term loan facility at December 31, 2015 was $270.0 million. The senior secured credit facility also provides for up to $175.0 million of uncommitted incremental revolving loan commitments or incremental term loans.

Loans under the senior secured credit facility bear interest at either the base rate or Eurodollar rate at our election plus, in each case, a margin. Revolving loans that are base rate loans bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.50% and 1.00% depending on our consolidated net senior secured leverage ratio. Revolving loans that are Eurodollar rate loans bear interest at per annum rate equal to the Eurodollar rate plus a margin that varies between 1.50% and 2.00% depending on our consolidated net senior secured leverage ratio. Term loans that are base rate loans bear interest at a per annum rate equal to the base rate plus a margin of 1.75%. Term loans that are Eurodollar loans bear interest at a per annum rate equal to the Eurodollar rate plus a margin of 2.75%. We pay a 0.50% commitment fee per annum on the unused portion of the revolving credit facility.

The obligations under the senior secured credit facility are secured by a lien on substantially all of the assets of the Company, and will be secured by a lien on substantially all of the assets of the Company’s subsidiaries that guarantee the senior secured credit facility. The senior secured credit facility will rank equal in right of payment with the notes offered hereby.

The revolving credit facility is available, subject to certain conditions, for working capital and general corporate purposes of the Company and for cash distributions and other restricted payments permitted under the credit agreement, and a portion is available for letters of credit.

The senior secured credit facility also contains a number of covenants that limit the Company and its subsidiaries from, among other things (with certain thresholds and exceptions):

•	incurring indebtedness (including guarantee obligations) or liens;

•	entering into mergers, consolidations, liquidations or dissolutions;

•	selling assets;

•	paying distributions, redeeming or repurchasing units or making other payments in respect of capital stock;

•	making investments, loans or advances;

•	making capital expenditures;

•	modifying the Indenture for the 2022 notes, exhibitor services agreements, management services agreement or tax receivable agreement;

•	entering into transactions with affiliates;

•	entering into sale and leaseback transactions;

•	changing its fiscal year;

•	entering into negative pledge agreements;

•	entering into agreements restricting loans or distributions made by the Company’s subsidiaries to the Company; and

•	changing its line of business.

The senior secured credit facility also requires the maintenance of a quarterly financial ratio, as of the last day of any period of four consecutive fiscal quarters, with respect to maximum consolidated net senior secured leverage for the Company and its subsidiaries of 6.5:1 for the remaining term of the facility.

Notwithstanding the foregoing, the Company may make quarterly distributions to its equity holders of up to 100% of “Available Cash” (defined in the credit agreement in a manner that is consistent with the comparable definition in the NCM LLC Operating Agreement) if such consolidated net senior secured leverage ratio is less than or equal to 6.5x so long as no default or event of default shall have occurred and be continuing.

The senior secured credit facility requires mandatory prepayments from:

•	100% of net cash proceeds from asset sales and insurance or condemnation recovery events that yield gross proceeds to the Company or any of its subsidiaries in excess of $5 million, subject to an exception for reinvestment in useful assets (not to exceed $25 million in any fiscal year) during a reinvestment period and a one-time exception of up to $35 million.

•	100% of net cash proceeds from any issuance by the Company or its subsidiaries of debt securities or instruments pursuant to a public offering or private placement (excluding indebtedness permitted under the terms of the credit agreement).

•	50% of excess cash flow (defined in the credit agreement as “Available Cash” less permitted cash distributions and other restricted payments, less $10 million) for each fiscal year unless consolidated net senior secured leverage for the Company and its subsidiaries is less than 3.0:1.0 in which case no prepayments are required.

The senior secured credit facility contains customary events of default, including:

•	failure to pay any principal, interest, fees, expenses or other amounts;

•	failure of any representation or warranty to be accurate in all material respects as of the date made or deemed made;

•	failure to observe any agreement, obligation or covenant included in the credit agreement or in any guaranty, pledge or security instrument (subject to certain grace periods);

•	judgments against the Company or any of its subsidiaries in excess of certain allowances;

•	default under other indebtedness of the Company or its subsidiaries in excess of a threshold amount;

•	certain ERISA events involving us or our subsidiaries;

•	bankruptcy or insolvency events involving the Company or its subsidiaries;

•	any guaranty, pledge or security instrument shall cease to be in full and effect or any lien created thereby shall cease to be enforceable and of the same effect and priority purported to be created thereby; and

•	a change of control (as defined in the credit agreement).

Upon the occurrence of an event of default, among other remedies available to the lenders, all outstanding loans may be accelerated and/or the lenders’ commitments may be terminated.

The Company was in compliance with all covenants and financial ratio requirements at June 30, 2016, including the consolidated net senior secured leverage ratio. As of June 30, 2016, the Company’s consolidated net senior secured leverage ratio (as calculated in accordance with our senior secured credit facility) was 3.5 times.

2021 Notes

On July 5, 2011, we issued $200.0 million in aggregate principal amount of the 2021 notes. The 2021 notes mature on July 15, 2021 and bear interest at the rate of 7.875% per year. We pay interest on the 2021 notes on January 15 and July 15 of each year. As of July 15, 2016, the notes became redeemable at our option at a price equal to 103.938% of the principal amount redeemed and declining ratably on July 15th of each year thereafter to 100.000% on or after July 15, 2019, in each case, plus accrued and unpaid interest, if any, to the redemption date.

If we sell assets under certain circumstances or experience a specific kind of change in control, we must offer to repurchase the notes, at a price equal to 101%, in the case of a change in control, and 100%, in the case of an asset sale, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

The indenture governing the 2021 notes contains covenants, similar to the covenants with respect to the notes offered hereby, limiting our ability to incur additional debt, make distributions, investments or certain other restricted payments, incur liens, sell assets, merge with or into other companies and enter into transactions with affiliates.

The 2021 notes are general unsecured senior obligations of the Company, and will be guaranteed by all subsidiaries of the Company that guarantee our senior secured credit facility. Our obligations under the 2021 notes are effectively subordinated to all existing and future secured indebtedness of the Company, including indebtedness under our senior secured credit facility, the 2022 notes and the notes offered hereby, as to the assets securing such indebtedness. The 2021 notes rank equal in right of payment with all existing and future senior indebtedness of the Company, without giving effect to collateral arrangements.

We redeemed the 2021 notes with the net proceeds from the offering of the original notes. See “Prospectus summary—Related transaction” and “Use of Proceeds”.

2022 Notes

On April 27, 2012, we issued $400.0 million in aggregate principal amount of the 2022 notes. The 2022 notes mature on April 15, 2022 and bear interest at the rate of 6.00% per year. We pay interest on the 2022 notes on April 15 and October 15 of each year. On or after April 15, 2017, the notes will become redeemable at our option at a price equal to 103.000% of the principal amount redeemed and declining ratably on April 15th of each year thereafter to 100.000% on or after April 15, 2020, in each case, plus accrued and unpaid interest, if any, to the redemption date.

In addition, we may redeem all or any portion of the notes prior to April 15, 2017 at 100% of the principal amount plus the applicable make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. If we sell assets under certain circumstances or experience a specific kind of change in control, we must offer to repurchase the notes, at a price equal to 101%, in the case of a change in control, and 100%, in the case of an asset sale, in each case, plus accrued and unpaid interest, if any, to the repurchase date.

The indenture governing the 2022 notes contains covenants, similar to the covenants with respect to the notes offered hereby, limiting our ability to incur additional debt, make distributions, investments or certain other restricted payments, incur liens, sell assets, merge with or into other companies and enter into transactions with affiliates.

The 2022 notes will be guaranteed by all subsidiaries of the Company that guarantee our senior secured credit facility. The 2022 notes are secured pari passu with our senior secured credit facility by a lien on substantially all of the assets of the Company and will be secured by a lien on substantially all of the assets of the Company’s subsidiaries that will guarantee the 2022 notes. The 2022 notes will rank equal in right of payment with the notes offered hereby.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the original notes, in which we agreed to file a registration statement relating to an offer to exchange the original notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the original notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and special interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Original notes in an aggregate principal amount of $250,000,000 were issued on August 19, 2016.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the original notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•	prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders in the exchange offer would not be transferable without restriction under the Securities Act; or

•	if any initial purchaser so requests with respect to original notes not eligible to be exchanged for the exchange notes and held by it following the consummation of this exchange offer.

Each holder of original notes that wishes to exchange such original notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before May 16, 2017 or, if certain other events occur which constitute a “registration default” (as such term is defined in the registration rights agreement) under the registration rights agreement, the annual interest rate borne by the notes will be increased by 0.25% per annum (which interest rate will be increased by an additional 0.25% per annum for the subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 0.50% per annum) until the date such registration default ends. The amounts of additional interest will be payable in cash on the same interest payment dates as interest on the notes is payable. Any additional interest payable as a result of any such increase in interest rate is referred to as “special interest.”

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all original notes theretofore validly tendered in accordance with the terms of the exchange offer. Original notes will be validly tendered if tendered in accordance with the terms of the exchange offer as detailed under “—Procedures for Tendering.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation”, “Morgan Stanley & Co., Incorporated” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation”, “Morgan Stanley & Co., Incorporated” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period starting from the date on which the exchange offer is consummated to the close of business one year after, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes surrendered under the exchange offer. Original notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the original notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding original notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $250,000,000 in aggregate principal amount of original notes was outstanding, and there was one registered holder, CEDE & Co., a nominee of DTC. This prospectus and the letter of transmittal are being sent to all registered holders of original notes. There will be no fixed record date for determining registered holders of original notes entitled to participate in the exchange offer.

We will conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Original notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the original notes.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice (if oral, to be promptly confirmed in writing) of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on November 8, 2016, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing (if oral, to be promptly confirmed in writing) of any extension. We will notify in writing or by public announcement the registered holders of original notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any original notes in connection with the extension of the exchange offer;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept original notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice (if oral, to be promptly confirmed in writing) of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of original notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of original notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any original notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all original notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any original notes, and we may terminate the exchange offer as provided in this prospectus before accepting any original notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of original notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving written notice of such extension to the registered holders of the original notes. During any such extensions, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any original notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the original notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act.

Procedures for Tendering

Only a holder of original notes may tender such original notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive original notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such original notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or original notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its original notes, either:

•	make appropriate arrangements to register ownership of the original notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of original notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any original notes listed on the original notes, such original notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the original notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering original notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation of such original notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of original notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of original notes who are unable to deliver confirmation of the book-entry tender of their original notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their original notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their original notes but whose original notes are not immediately available or who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such original notes and the principal amount of original notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of original notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of such original notes; and

•	where certificates for original notes have been transmitted, specify the name in which such original notes were registered, if different from that of the withdrawing holder.

If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such original notes will be credited to an account maintained with DTC for original notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. Unless you are tendering your notes under DTC’s Automated Tender Offer Program, you should send certificates for original notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Overnight Delivery	By Hand Delivery	By Facsimile Transmission
Wells Fargo Bank, N.A Corporate Trust Operations MAC N9300-070 600 South Fourth Street Minneapolis, MN 55402	Wells Fargo Bank, N.A Corporate Trust Operations MAC N9300-070 600 South Fourth Street Minneapolis, MN 55402	Wells Fargo Bank, N.A Corporate Trust Services MAC N9300-070 600 South Fourth Street Minneapolis, MN 55402	(612) 667-6282 Attn: Corporate Trust Operations Confirm by Telephone: (800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of original notes tendered;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their original notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes under the exchange offer, including as a result of failing to timely deliver original notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such original notes:

•	as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the original notes.

In addition, you will no longer have any registration rights or be entitled to special interest with respect to the original notes.

In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws.

Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any original notes, you may have difficulty selling them because there will be fewer original notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered original notes in the open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes.

BUSINESS

The Company and NCM, Inc.

NCM, Inc. is a Delaware corporation that began operations on February 13, 2007 upon completion of its IPO. NCM, Inc. is a holding company that manages its consolidated subsidiary NCM LLC, but has no business operations or material assets other than its cash and ownership interest of approximately 43.6% of the common membership units in NCM LLC as of June 30, 2016. NCM LLC’s founding members, AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S., hold the remaining 56.4% of NCM LLC’s common membership units. NCM, Inc.’s primary source of cash flow from operations is distributions from NCM LLC pursuant to the NCM LLC operating agreement. NCM, Inc. also receives management fees pursuant to a management services agreement with NCM LLC in exchange for providing specific management services to NCM LLC.

NCM LLC has long-term ESAs with NCM LLC’s founding members and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The ESAs and network affiliate agreements grant NCM LLC exclusive rights in their theatres, subject to limited exceptions, to sell advertising.

The growth of our digital network depends on us entering into new agreements with network affiliates and net increases in the number of screens operated by the founding members of NCM LLC. The common unit adjustment agreement with the founding members of NCM LLC provides a mechanism for adjusting common membership units held by the founding members, based on increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre, except that acquired theatres subject to an agreement with an alternative cinema advertising provider will not be included until certain run out payments are made to NCM LLC by the founding member acquiring the theatre pursuant to its ESA or until such third party cinema advertising agreement expires and the theatre is added to our network. Decreases in the number of screens are included in the unit adjustment if arising from disposition of a theatre, unless the purchaser or sublessee enters into an agreement with NCM LLC similar to the ESA, the theatre is closed at the end of its lease term or a non-digitized theatre is closed within three years of the end of its lease term.

Overview of the business

We operate the largest digital in-theatre video advertising network in North America, through which we distribute national and local advertising that we have sold on theatre screens and video screens in theatre lobbies. We also sell theatre lobby promotions and online and mobile advertising that are displayed on our and other company websites and mobile sites and apps. Our revenue is principally derived from advertising distributed to our founding member theatres in accordance with the ESAs (approximately 21 years remaining as of June 30, 2016) and to network affiliates in accordance with multi-year agreements, which expire at various dates through July 22, 2031. The weighted average remaining term (based on attendance) of the ESAs and network affiliate agreements is 18.5 years as of June 30, 2016. The ESAs with the founding members and network affiliate agreements grant us exclusive rights in their theatres to sell advertising, subject to limited exceptions. Our advertising FirstLook pre-show and lobby entertainment network (“LEN”) programming are distributed predominantly via satellite through our proprietary digital content network (“DCN”). Approximately 99% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN (the remaining 410 screens receive advertisements on USB drives) and 100% of the FirstLook pre-show is projected on digital projectors (90% digital cinema projectors and 10% LCD projectors).

On May 5, 2014, NCM, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) to merge with Screenvision, LLC (“Screenvision”). On November 3, 2014, the Department of Justice filed a lawsuit seeking to enjoin the merger. On March 16, 2015, the Company announced the termination of the Merger Agreement and the lawsuit was dismissed. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, NCM LLC paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. During the six months ended July 2, 2015, NCM LLC also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the six months ended July 2, 2015). The Company and the founding members each bore a pro rata portion of the merger termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

On December 26, 2013, NCM LLC sold its Fathom Events business to a newly formed limited liability company (AC JV, LLC) owned 32% by each of the founding members and 4% by NCM LLC. In consideration for the sale, NCM LLC received a total of $25.0 million in promissory notes from its founding members (one-third from each founding member). The Fathom Events business accounted for approximately 7.9% of our revenue for the fiscal year ended December 26, 2013.

On-Screen Advertising

Our on-screen digital FirstLook pre-feature show consists of national, regional and local advertising, as well as, behind the scenes “making-of” and other entertainment content provided to us under exclusive multi-year arrangements with leading media, entertainment and technology companies (“content partners”) and other clients. The pre-feature show generally ranges in length from 20 to 30 minutes and ends at or about the advertised show time. We distribute several versions of FirstLook each month, including versions that include promotional materials for our theatre partners, entertainment content and national and regional advertisements that are targeted towards movie ratings, specific films, or groups of films related to specific film genres and local and regional advertisements that play in specific theatre markets or geographic regions. The FirstLook pre-shows are customized with the branding of certain of the theatre circuits in which the programming plays. We have the capability to deliver three-dimensional (“3-D”) advertising campaigns within a 3-D version of the FirstLook program prior to 3-D films.

The majority of our entertainment content segments are provided to us by content partners. Under the terms of the contracts, our content partners make available to us original content segments and make commitments (generally for terms of two years) to buy a portion of our advertising inventory at a specified cost per thousand (“CPM”). The original content produced by these content partners typically features behind-the-scenes interviews about the “making-of” feature films, upcoming broadcasts, cable television shows, or technology products. We also have two-year agreements to exhibit a courtesy public service announcement (“PSA”) with an insurance company and a candy company which expire at the end of 2017. We also have a long-term agreement to display advertising of our founding members’ beverage supplier.

Advertising is sold on a CPM basis to national clients, while local and regional advertising is sold on a per-screen, per-week basis and to a lesser extent on a CPM basis. We generally sell our national advertising units across our national network by film rating, groups of ratings or by individual film or film genre grouping. This ability to target various groups of films offers national advertisers a way to target specific audience demographics at various price points and overall cost levels, which expands the number of potential clients.

FirstLook was created in order to provide a more entertaining pre-feature program for theatre patrons and a more targeted and effective advertising platform for our advertising clients by integrating national, regional and local video advertising with entertainment content segments primarily provided by our content partners.

FirstLook is comprised of up to four segments, each approximately four to seven minutes in length. Segment four, the first section of FirstLook, begins approximately 20 to 25 minutes prior to the advertised show time and generally includes local advertising. Segment three typically begins approximately 18 minutes prior to the advertised show time and features primarily 15 or 30-second local or regional advertisements by individual theatres, or across an entire DMA® or geographic region. Segment two and segment one that run closest to the advertised show time feature primarily national and regional advertisements, which are generally 30 or 60 seconds. Segment one also includes an advertisement for the founding members’ beverage supplier. Segment two and segment one begin approximately 13 minutes and 8 minutes, respectively, before the advertised show time. Segment three, segment two and segment one include an entertainment content segment provided primarily by our content partners. Beginning in 2015, approximately half of our content partners provided two-minute entertainment content segments, while the remainder provided two and one-half minute segments. In 2016, all of our content partners will provide two minute segments.

We sell 3-D advertising that runs prior to select 3-D films. The 3-D advertisements are placed at the end of the FirstLook pre-show, after a message for patrons to put on 3-D glasses. These 3-D advertisements provide average advertising CPMs that are higher than average two-dimensional (“2-D”) pricing due primarily to a fewer number of 3-D advertisements and improved recall (based on third-party research) associated with those 3-D advertisements. In order to provide a better experience, theatre patrons are prompted to put their glasses on prior to the 3-D portion of FirstLook so they can be kept on throughout the end of the FirstLook pre-show, during the film trailers and 3-D feature film.

As of June 30, 2016, 100% of our network screens were displaying the FirstLook pre-show on digital projectors, with approximately 99% of those screens receiving content through our DCN, representing approximately 98% of our total network attendance. As of June 30, 2016, 18,454, or 90%, of 20,471 total digital screens are equipped with more powerful digital cinema projectors, with the remainder comprised of LCD projectors. The screens not connected to our DCN display national and regional advertisements on digital projectors through the distribution of the advertising content on USB drives that are shipped to the theatres via overnight delivery services.

The film trailers that typically run before the feature film are not part of FirstLook. Film trailers do not begin until after the FirstLook program ends at or about the advertised show time.

We offer multiple versions of FirstLook each month that include advertising content that is appropriate for a specific film or film rating category and branding of the specific theatre operator. This programming flexibility provides advertisers with the ability to target specific audience demographics and gives us the ability to ensure that the content and advertising is age-appropriate for the movie audience. We rotate the entertainment content segments between theatres approximately every two weeks to ensure that frequent moviegoers are entertained by fresh content segments.

Our goal in creating FirstLook as a branded entertainment program was to create a new “first release window” for advertising into the marketplace, similar to the way films are released first in cinemas. To that end, we encourage advertisers to provide us with advertisements before they are shown on other media platforms, different versions of those advertisements, or original content that is specifically created for cinema. All versions of the FirstLook are produced by our internal creative staff, including pre- and post-production services that we offer to our clients (primarily local clients), for a fee. These high quality internal production capabilities provide the timing flexibility and cost efficiency required to produce and display the many versions of our high quality FirstLook pre-show.

The FirstLook program also includes time slots for our founding member and network affiliates to advertise various activities associated with the operations of the theatres, including concessions, online ticketing partners, gift card and loyalty programs, special events presented by the theatre operator and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service or products sold in the theatre. This time is provided by us to the theatre operator at no charge and generally includes 45 seconds within 15 minutes of show time, 15 seconds of which will be placed within 12 minutes of show time, and the remainder placed at our discretion.

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to NCM LLC’s founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During the first six months of 2015, we sold 60 seconds to NCM LLC’s founding members and during the last six months of 2015, we sold 60 seconds to two of NCM LLC’s founding members and 30 seconds to one of NCM LLC’s founding members. Per the ESA, the annual CPM change equals the prior year annual percentage change in the advertising CPM charged by NCM LLC to unaffiliated third parties during the last few minutes of the FirstLook pre-show, limited to the highest advertising CPM being then-charged by NCM LLC.

The arrangements with our founding members relating to on-screen advertising for their beverage concessionaires, the agreements with our content partners and the PSAs represented approximately $132.5 million, or approximately 30%, of our total revenue for the year ended December 31, 2015.

Lobby Network and Promotions

Lobby Entertainment Network (LEN). Our LEN is a network of video screens strategically located throughout the lobbies of all of our digitally equipped founding members’ theatres and the majority of our network affiliate theatres. As of June 30, 2016, our LEN had 3,043 screens in 1,508 theatres connected to our DCN. The LEN screens are strategically placed in high-traffic locations such as concession stands and film queuing and other waiting areas. Programming on our LEN consists of an approximately 30-minute loop of branded entertainment content segments created specifically for the lobby with advertisements running between each segment. We have the scheduling flexibility to send different LEN programming to each theatre and the same program is displayed simultaneously on all lobby screens within a given theatre, which we believe provides the maximum impact for our advertisers.

We sell national and local advertising on the LEN individually or bundled with on-screen or other lobby promotions. The LEN programming includes up to two minutes for our founding members’ advertisements to promote activities associated with the operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the theatre operator and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service. Additionally, subject to certain limitations, the LEN programming includes up to two minutes (one minute of which we provide to our founding members at no cost and one minute of which our founding members may purchase) to promote certain non-exclusive cross-marketing relationships entered into by the theatre operators for the purpose of increasing theatre attendance, which we call “strategic programs”.

Under the terms of the ESAs, our founding members also have the right to install additional screens in their theatre lobbies, which would not display our LEN programming, but would be used to promote strategic programs or products sold in their theatre concessions, bars and dining operations, ticketing partner promotions, gift card and loyalty programs, special events presented by our founding member and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service.

Lobby Promotions. We also sell a wide variety of advertising and promotional products in our theatre lobbies. These products can be sold individually or bundled with on-screen, LEN, online or mobile advertising. Lobby promotions typically include:

•	advertising on concession items such as beverage cups, popcorn bags and kids’ trays;

•	coupons and promotional materials, which are customizable by film and are distributed to ticket buyers at the box office;

•	product sampling and display;

•	touch-screen display units and kiosks; and

•	signage throughout the lobbies, including posters, banners, counter cards, danglers, floor mats, standees and window clings.

Under the terms of the ESAs, our founding members may conduct a limited number of lobby promotions at no charge in connection with strategic programs that promote motion pictures; however, such activities will not reduce the lobby promotions inventory available to us.

Our ability to provide in-lobby marketing and promotional placements in conjunction with our other marketing solutions allows us to provide integrated marketing products to advertisers with multiple interactions with theatre patrons throughout the movie-going experience, which we believe is a competitive advantage over other national media platforms.

Branded Entertainment Websites and Mobile Applications

We have a business website, ncm.com and two consumer facing websites, FirstLookonline.com and movienightout.com and a mobile app called Movie Night Out. In May 2014, we signed a service agreement with Shazam Media Services, Inc. (“Shazam”) to allow movie-goers to explore and engage with the FirstLook pre-show content on their mobile device using the Shazam app. In addition to allowing our advertising clients to engage the theatre audience by connecting their on-screen advertisements to their smartphones, the Shazam app allows our theatre partners to engage directly with their patrons to market online tickets, upcoming films and concession products. This unique marketing tool will also allow our advertising clients and network affiliates to distribute coupons and other value-added elements. Our consumer facing websites and the Shazam mobile app extend the reach of our FirstLook pre-show to consumers online and on their mobile devices and provide an opportunity to create a unique integrated bundle of marketing products for our clients. In January 2015, we launched our new digital product, Cinema Accelerator that targets moviegoers. Cinema Accelerator identifies moviegoers through exclusive first party data sources including, geo-location services, beacons and ticket sales data for the moviegoers that enter the theatres in our network. Using the moviegoer as our filter, we can target specific demographics, genres or layer on other data to provide to our clients as a comparison against their audience. This service is provided through multiple channels, including online and mobile banners, online and mobile pre-roll video, tablets and Facebook newsfeed so that wherever the moviegoer is taking their information, we are there to provide it to them. We are selling Cinema Accelerator through a small digital sales group and through our existing national and local sales organizations.

As these online and mobile activities are supported primarily through our existing staff and infrastructure, we believe that new digital revenue could be developed and additional in-theatre advertisements could be sold due to the nature of the integrated marketing packages. We believe that these integrated marketing packages improve branding and advertising recall due to higher frequency of the advertising and allow clients to better evaluate the effectiveness of their advertising.

Sales and Marketing

We sell our in-theatre and online advertising products through our national, local and regional sales teams. We market our advertising products through our marketing group located primarily in our New York City sales office.

As of December 31, 2015, we had 31 advertising sales and client development related personnel (including management and sales support staff) within our national sales group. During 2015, approximately 42% of the total compensation of the national sales staff was related to bonus or commission, which is based on achieving certain sales targets in order to enhance coordination and teamwork. Our national sales organization has proven to be highly profitable and scalable as we have not added a significant number of sales personnel as our network has expanded. Our national sales staff is located in our sales offices in New York City, Woodland Hills (outside Los Angeles), Chicago and Detroit.

Our local and regional advertising sales staff, comprised of account directors and telesales representatives, is located throughout the country, with each covering an average of 108 screens per representative. Their responsibility is to sell cinema advertising to local clients as well as larger regional advertisers. During 2015, approximately 77% of the compensation for local sales staff was based on an individual sales commission on collected sales. As our network and local business grows, it may require the addition of sales personnel to cover the new markets or screens. As of December 31, 2015, we had 212 sales personnel (including management and sales support staff) within our local and regional sales groups, the majority of which work out of their homes located within the markets they sell.

Over the past several years, we have increased our national and local advertising revenue by expanding our network and the number of clients and client industries through sales outreach and several marketing tactics, including the expansion and improvement of research provided to clients and the addition of client and business development sales executives. We aggressively market and sell directly to clients as well as advertising agencies, including our participation, beginning in 2012, in the television upfront advertising selling process, which is launched each year with a presentation to clients and advertising agencies in New York City during the TV Upfront week. We also on occasion place advertising in national trade publications, and commission third-party market research to assist our sales team. We believe that improved research regarding cinema advertising and expanded analytics about our network has provided our customers with compelling statistical evidence of the superiority of our advertising products relative to television and other traditional advertising mediums based on metrics such as brand recognition, message recall, and likeability. In addition, based on the success of our upfront campaigns, we believe that we are capturing additional market share from traditional advertising media platforms such as broadcast and cable television. Our primary strategy has been to establish cinema advertising as a more accountable and effective advertising medium relative to other media that has not been impacted by the proliferation of the use of digital video recorders (“DVRs”) to record television programming. As of December 31, 2015, we had 36 personnel based primarily in New York that focus on the marketing, research and public relations aspects of our advertising business.

Media and Creative Services

Our media and creative services department uses state of the art, proprietary and non-proprietary technologies and practices to ensure the consistent image and sound quality of the FirstLook pre-show and LEN programming that are distributed over our network, creating the highest possible cinema quality presentation for FirstLook, LEN presentations and all of our other in-theatre marketing products. We believe the expertise of this group in optimizing content for cinema playback within our FirstLook pre-show and our internet sites and mobile app has been instrumental in our ability to provide a better experience for the theatre patron, to enhance our ability to attract and retain our on-screen advertising clients and build and retain relationships with network affiliates. We provide a full spectrum of 2-D and 3-D production and post-production services to our advertising clients on a per contract fee basis, or as part of their advertising commitment, including audio enhancements, color correction and noise reduction. Our expertise in cinematic production and our ability to tailor advertisements developed for television, online or mobile to a high-definition cinema playback format facilitates the ability of national advertisers to display content originally provided for television, online or mobile, thus optimizing their original investment to the big-screen presentation.

We also offer creative and production services to our clients (primarily local clients), developing full sight, sound and motion high-definition advertisements from concept to completion. This service substantially reduces the obstacles for smaller clients to invest in cinema-quality advertising and ensures a higher quality presentation for cinema patrons. During 2015, we produced and performed post-production services for approximately 47% of the local advertisements that played across our networks. Our founding members also engage us for the production of their on-screen concession product advertisements and policy trailers.

Technology and Other Corporate Branding

We utilize our digital media expertise, our proprietary DCS and various digital network technologies to deliver a high quality cinema advertising pre-show to our network theatres. These technologies facilitate the delivery of a high-quality entertainment experience and provide advertising clients a lower cost and more programming flexibility. Moreover, our technology allows significant operational and scheduling flexibility to our advertising clients that can target various demographic groups by location, film rating or film title and measure advertising audience size and efficiently monitor and provide audit data of the on-screen playback.

We employ a satellite network to distribute content to our theatres. Our DCN, which is the combination of a satellite distribution network and a terrestrial network, distributes our FirstLook pre-show content to 20,471 screens, 1,614 theatres and approximately 3.4 million seats, representing 99% of the total attendance of our advertising network as of June 30, 2016. Approximately 90% of our network is equipped with digital cinema projectors and 10% with LCD projectors.

The satellite technology we use provides a cost-effective means to deliver live and pre-recorded digital content to theatres. We employ a variety of technologies that “wrap” around the satellite process to help provide uninterrupted service to theatres. For example, our proprietary DCS has automated implementation capabilities that allow for data files to be multicast to specific screens, theatres or groups of screens or theatres throughout our DCN. Our digital content system operated in our network operations center (“NOC”) in our Centennial, Colorado headquarters, combined with in-theatre systems that are connected to the Alternative Content Engine (“ACE”) are interfaced with our satellite provider network to dynamically control the quality, placement, timing of playback and completeness of content within specific auditoriums. The integrated DCN (including the DCS software) is controlled by our NOC which supports and monitors approximately 99,000 network hardware devices and approximately 598,000 maintenance alarm technology points within the theatre network as of December 31, 2015.

Through our NOC, we have access to and can monitor and initiate repairs to the equipment in our entire digital network of theatres. Our NOC operates 24 hours a day, seven days a week. Digital content is uploaded from our NOC and distributed through the DCN to theatres in advance of playback. The content is delivered via multicast technology to all theatres in our network and received by our theatre management system where it is held until displayed in specified theatre auditoriums according to its contract terms. Each theatre auditorium has a hardware and software architecture that controls the content to be shown in the auditoriums or over the LEN in the theatre lobby. After the theatre management system receives digital content, confirmation of content playback is returned via satellite to our NOC to be included in “post” reports provided to our advertising clients.

Our competitive strengths

We believe that our key competitive strengths include:

Superior national advertising network

We believe that our national advertising network delivers measurable results versus television, online and mobile or other video advertising networks that we compete against, by allowing for targeting of marketing messages primarily based on the film title, rating or film genre group to a large, young and affluent audience, yielding a competitive return on investment for advertisers as compared to traditional national and local media platforms. As a result, we are able to compete effectively for marketing spending by local and national advertisers through our relationships with a diversified group of local and national advertisers and agencies throughout the U.S. The following are the key competitive strengths of our advertising network:

•	Extensive national market coverage. Our contractual agreements with our founding members and network affiliates provide long-term exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the U.S. and allow us to sell advertising to a large percentage of the U.S. markets that are part of our advertising network.

•	our advertising network consisted of 20,471 screens that were 100% digital (17,028 operated by our founding members) located in 1,614 theatres (1,272 operated by our founding members) in 48 states and the District of Columbia as of June 30, 2016;

•	the total annual advertising network theatre attendance was approximately 694.7 million (586.6 million from our founding members) during 2015, which increased 0.9% compared to 2014. Our network represented approximately 57% of the total U.S. theatre attendance, with some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen;

•	during 2015, the average screens per theatre in our network was 12.6 screens, 1.8 times the U.S. theatre industry average, and the aggregate annual attendance per screen of theatres included in our network was 34,121, versus the U.S. theatre industry average attendance per indoor screen of 33,585, using metrics reported by the National Association of Theatre Owners (“NATO”);

•	as of June 30, 2016, our advertising network had theatres in most of the largest U.S. markets, including each of the top 25 DMAs®, 49 of the top 50 DMAs®, and 187 DMAs® in total;

•	during 2015, approximately 73% of our screens (73% of our attendance) were located within the top 50 U.S. DMAs® and approximately 33% of our screens (37% of our attendance) were located within the top 10 U.S. DMAs®;

•	during 2015, theatres within our advertising network represented approximately 70%, 68%, and 66% of the total theatre attendance in theatres that showed national advertising in the top 10, top 25 and top 50 U.S. DMAs®, respectively and 62% for all DMAs®, providing a very attractive platform for national advertisers who want exposure in larger markets or on a national basis; and

•	approximately 90% of our network screens and approximately 95% of our founding member screens were connected to higher quality digital cinema projectors that will further improve the on-screen presentation for advertisers and allow us to display 3-D advertising in most of our network theatres as of June 30, 2016.

We plan to continue to expand our network through the addition of new network affiliates and theatres built or acquired by our founding members and existing network affiliates. Under the terms of the ESAs and common unit adjustment agreement with our founding members and our network affiliate agreements, all new theatres built or acquired (subject to existing advertising sales agreements) by our founding members or network affiliates will become part of our network. From NCM Inc.’s February 2007 IPO through 2015, our founding members have added approximately 3,900 net new screens and 36 network affiliates have been added to our network with approximately 2,500 screens. We expect this expansion to continue to improve our geographic coverage and enhance our ability to compete with other national advertising mediums, including television, online and mobile video advertising platforms.

•	Targeted, flexible advertising medium. Our digital network technology gives us flexibility to distribute content to specific theatres or screens, geographic regions, or demographic groups based on film title, film rating category or film genre. As a result, our clients can deliver an advertising message to a desired demographic group of movie-goers, using high quality sight, sound and motion to specific groups of screens across our entire national digital network. Further, with upgrades to our distribution technology and operating processes, we can provide distribution lead times that are comparable to television and reduce our advertising clients’ operating costs, enabling us to respond quickly to client requests to change advertising content. During 2015, we also began to invest in our inventory management and distribution systems to expand our ability to target audiences by film genre groups and we began the development of a Data Management Platform that we believe will allow us to provide more robust campaign data analytics to our clients.

•	Access to a highly attractive demographic segment. NCM offers advertisers the ability to reach highly coveted audience segments: young, affluent, and educated. According to Nielsen Cinema Audience Reports for 2015, 53% of the NCM audience were between the ages of 12-34. Further, 35% of NCM moviegoers have a household income greater than $100,000 (versus 27% of the general population) and 38% have received a Bachelor’s degree or higher (versus 29% of the general population) according to the 2015 Doublebase GfK MRI Study. These audience demographics provide a more effective environment than most traditional media platforms for targeting highly desired demographic groups.

•	Engaged theatre audience. We believe that cinema advertising benefits from the impact of the big screen, high quality visual presentation, and digital surround sound presented in an engaged, distraction-free theatre environment. Cinema advertising is one of the few advertising mediums where the ability to skip or turn off the marketing messages is limited. According to industry studies, theatre advertising is more effective than advertising shown on television as measured by unaided recall rates. We believe that the impact of our on- screen advertising (representing 94% of our total advertising revenue) presentation has been further enhanced by the new high quality digital cinema equipment that has been installed in our network theatres.

•	Superior audience measurability. We receive monthly attendance information by film, by rating and by screen for all of our founding member theatres and the theatres operated by our network affiliates, which allows us to report to clients the audience size for each showing of a film and our pre-show. We also obtain third-party research that provides us with the percentage of the total attendance that is in their seats at various times prior to the advertised show time. We believe that access to this information and sharing it with our national clients gives us a distinct competitive advantage over traditional media platforms that are based on significant extrapolations of a very small sample of the total audience.

Scalable, state-of-the-art digital content distribution technology

Our use of the combination of a satellite and terrestrial network technology, combined with the design and functionality of our DCS and network operations center (“NOC”) infrastructure make our network efficient and scalable and allow us to target specific audiences based primarily on film title and rating desired by our advertising clients and provide scheduling timing flexibility that is similar to advertising on television. Our proprietary DCS provides many distribution, scheduling, reporting and auditing features. We currently playback over 4 million digital content files per day through our DCS. Our DCS also provides the ability to program advertisements from our NOC as required by advertising clients, which shortens lead times and provides increased flexibility to change messages or target specific audiences for our advertising clients.

As of June 30, 2016, our advertising network of 20,471 screens was 100% digital. In 2010, we began to connect our DCN to the higher quality digital cinema projectors being installed by our founding members and network affiliates. These digital cinema projectors provide a much higher quality 2-D image and the ability to project 3-D advertising on screens that are equipped with 3-D playback technology.

Our NOC, DCS and other network software also provide us with the capability to directly monitor approximately 99,000 in-theatre network devices and approximately 598,000 maintenance alarm technology points within our theatre network on a near real-time 24/7 basis as of December 31, 2015, providing high network reliability and timely reporting as required by our advertising clients. The scalability of our NOC and distribution technology has allowed us to increase the number of devices and alarm points with minimal additional capital expenditures or personnel, and we expect to benefit from this scalability in the future as we add new theatres from our founding members, our existing network affiliate relationships and the addition of new network affiliates.

Innovative, branded digital pre-feature content

We believe that our digital entertainment and advertising pre-feature program, FirstLook, provides a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. We have branded our pre-feature shows, FirstLook, to reinforce our goal of creating the “first release window” for advertising into the marketplace, similar to the way that films are released first in cinemas. We partner with leading media, entertainment and technology companies to provide more original content for the audience and more impact for the advertiser. We have designed the FirstLook programs with separate local and national “pods,” consistent with the placement on television networks. We also produce a 3-D segment of FirstLook. We believe the ability to distribute 3-D advertisements across our national network is a unique selling proposition versus television, online and mobile and thus will enhance our national advertising revenue growth in the future.

Our relationships with our content partners and PSA sponsors under exclusive multi-year contractual agreements provide high quality entertainment content that is dispersed throughout the show. The multi-year contracts with our content partners, our PSA sponsors, and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires provide a significant upfront revenue commitment, accounting for approximately 30% of our total revenue for the year ended December 31, 2015. According to customer research conducted by us and independent research companies, the production of a higher quality branded pre-feature program improves the entertainment experience for patrons as well as the effectiveness of the advertising message.

Integrated marketing products

Along with our on-screen advertising opportunities, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various online and mobile marketing and in-lobby marketing.

•	Our online and mobile marketing products include advertisement placement on our FirstLookonline.com and movienightout.com websites and on our Movie Night Out mobile app, and Shazam’s app, as well as, through our Cinema Accelerator product.

•	Our in-lobby marketing programs include advertisements displayed on our LEN high-definition television screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. According to a Nielsen survey of moviegoers for 2015, movie patrons spend, on average, approximately 13 minutes in the theatre lobby (before, during and after the last movie that they viewed in the theatre).

•	Our creative personnel and our marketing team assist advertisers in creating entertaining, fully integrated online and cinema marketing campaigns with maximum impact.

Exposing patrons to an integrated marketing campaign of online, mobile, in-lobby and on-screen advertising creates a consistent marketing message through multiple touch points during the entire movie-going experience. The marketing interaction for our clients begins when consumers choose a film or event online or on mobile devices and continues through the subsequent entertainment experience in the theatre, lobbies, and through marketing pre-shows prior to the feature film and extends beyond the theatre experience through subsequent online/mobile interaction. We believe these multiple marketing impressions through the entire entertainment experience allows our advertisers to extend the exposure for their brands and products and create a more engaging “relationship” with the consumer that is not available with broadcast or cable television or traditional display advertising.

Strong operating margins with limited capital requirements

Our annual Adjusted OIBDA margins have been consistently strong, ranging from approximately 49% to 52% over the last five years. Refer to the notes to “Summary historical financial and operating data” included in this prospectus for a discussion of the calculation of Adjusted OIBDA margin, which is a non-GAAP financial measure, and the reconciliation to net income. In addition, our founding members and their Digital Cinema Integration Partners, LLC (“DCIP”) joint venture have invested substantial capital to deploy, expand and upgrade the network equipment within their theatres including the recent deployment of the higher quality digital cinema equipment. Due to the network equipment investments made by our founding members and network affiliates (in some cases through the DCIP digital cinema implementation joint venture) in new and acquired theatres and the requirements in the ESAs for our founding members to make future investments for equipment replacements, and the scalable nature of our NOC and other infrastructure, we do not expect to make major capital investments to grow our operations as our network of theatres expands. The combination of our strong operating margins and our low capital expenditures, ranging from approximately 2% to 3% of revenues over the last five years, has allowed us to generate significant unlevered free cash flow (defined as operating income or loss before depreciation and amortization expense, share-based compensation costs, merger-related administrative costs and CEO transition costs and minus capital expenditures) before distributions to our owners. For the year ended December 31, 2015, our capital expenditures were $13.0 million, of which $1.1 million primarily related to investments in network equipment to add new network affiliate theatres. We believe our expected level of unlevered free cash flow generation should provide us with the strategic and financial flexibility to pursue the further expansion of our national theatre network, invest in other growth opportunities and continue to make dividend payments to our stockholders.

Our strategy

We believe that our theatre advertising network and management competencies, will provide us with an opportunity to be a strong competitor in the national and local advertising marketplace. We believe that because our business is not being adversely impacted by the DVR and television programming fragmentation, it will allow us to gain market share within the broader video advertising marketplace. Our primary strategic initiatives are to:

Expand and improve the quality of our theatre network

Expanding our geographic coverage and national reach. We continue to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that our founding members or our network affiliates buy or build and by entering into additional long-term network affiliate agreements with other theatre circuits. The ESAs require that all of our founding members’ new or acquired theatres be added to our network in return for the issuance of new NCM LLC units. In addition to the continued expansion of our theatre network through the acquisition and new construction activities of our founding members, our strategy is to continue to create new relationships with regionally located network affiliates with theatres in smaller markets where we do not currently have significant (or in many cases any) market coverage. By increasing our advertising reach and broadening our geographic coverage, we believe we will be better able to compete with other national advertising platforms such as television networks and new emerging advertising platforms distributed over the internet and on mobile devices.

Improving the technical quality and content presentation of our network. Our production and distribution capabilities have been transitioned to the new digital cinema platform, including the ability to distribute and display 3-D advertising. As of June 30, 2016, 18,454 total screens (including network affiliates) within our digital network were connected to digital cinema projection equipment, representing approximately 90% of our network screens. In order to provide for the connection of the new higher quality digital cinema equipment to our network, we agreed to an amendment of the ESAs that increased our founding member theatre access fee (and reduced certain maintenance costs as LCD projectors were replaced) as the digital cinema system is connected to our advertising network.

Upgrading our sales and inventory management systems and our ability to better target specific theatre audiences for our clients. Over the last several years we have been upgrading our sales and inventory management systems to provide our local, regional and national sales personnel the ability to respond to client requests for proposals more quickly and provide sales management more timely visibility to our inventory availability and pricing trends. In addition, we are continually upgrading our DCS scheduling and distribution software to provide more effective targeting of advertisements toward specific theatre audiences. In 2014, we began to enhance these existing management systems to provide the ability to target specific theatre audiences more effectively based on film genre group, or other criteria desired by our advertising clients. During 2015, we also began development of a Data Management Platform that will allow us to provide more robust audience data and other analytics associated with specific client campaigns.

Expand our advertising client base

National advertising. We intend to increase our market share of U.S. advertising spending by: (i) launching an aggressive sales, marketing and public relations strategy that highlights the positive attributes of our marketing product compared to other national video networks, including adjacency to high quality programming, a higher quality advertising impression that cannot be skipped and more placement certainty and transparency than online and mobile networks, (ii) launching a national upfront marketing and sales campaign that leverages and builds on the success of our upfront campaigns and provides dynamic pricing that is responsive to week-to- week market demand and inventory availability, (iii) increasing our investment in obtaining theatre patron and other data to feed our new audience targeting systems, (iv) expanding our research staff and their capabilities to better validate our selling proposition and the return on investment for advertising clients relative to other advertising networks and (v) creating a more robust integrated marketing product that bundles our on-screen, lobby promotions and online and mobile platforms (see more discussion below). These strategies are designed to expand our relationships with existing advertising clients and broaden our advertising client base in new and existing client industries.

Over the last several years our national sales team was successful in this effort to expand our national client base, as we added 46 clients in 2015 that were first time clients or had not advertised with us since our IPO. These new clients added in 2015 included companies in the apparel, auto parts, computer software, education, electronics, health, home audio/video equipment, insurance, internet, liquor, movie studio, personal care, pharmaceutical, pet store, prepared food, restaurant, spas, sporting good, supermarket, telecommunications and video game industries. We have expanded our client base by approximately 108% to 470 national advertisers from 2009 through the end of 2015. Despite this growth, we believe there are still thousands of clients that currently advertise on television, the internet or on mobile devices that do not use our network. For instance, our share of spending by clients in the quick-service restaurant (“QSR”), consumer package goods (“CPG”) and retailer industries, among other industries, is relatively low compared to television, online and mobile.

Beginning in 2012, we began to participate in the television upfront advertising selling process, including a presentation in New York City in early May during the TV Upfront week. In 2015, this upfront strategy yielded positive results as we believe the increased market awareness among media buyers and clients created during the previous year’s upfront presentations raised our credibility and allowed us to gain upfront commitments traditionally made exclusively to cable and broadcast television networks, and more recently online and mobile networks. We believe that over time, this greater shift toward more upfront commitments, allows us to bundle several flights throughout the year will help to increase our share of video advertising spending by increasing the number of clients and client industries that buy our network and stabilize month- to-month and quarter-to-quarter CPM volatility by increasing overall inventory utilization and balancing that utilization throughout the year. Consistent with the television industry upfront booking practices, a portion of our upfront commitments have cancellation options or options to reduce the amount that advertisers may purchase that could reduce what is ultimately spent by clients that have made upfront commitments and we would need to rely on the scatter market to replace those commitments.

Local and regional advertising. We intend to increase our market share of local and regional advertising spending by: (i) aggressively marketing our local and regional advertising products, including direct marketing campaigns to businesses within a specified radius of our network theatres and through our partnership with STRATA, a software company, whereby local and regional advertisers may purchase advertising on our network in the spot marketplace using STRATA’s software, (ii) aggressively bundling theatre lobby promotions with on-screen campaigns, (iii) continuing to add high quality local salespeople and sales management executives to better cover the existing and new network theatres, particularly those with low inventory utilization, (iv) continuing to strengthen our regional sales team to focus exclusively on larger regional clients, such as car dealer associations, state agencies, insurance companies, quick service restaurants, or QSRs, casual dining, tourism, education, healthcare and retail, that operate across an entire DMA®, multiple DMAs® or states, (v) providing access to better FirstLook inventory for our regional advertising clients, (vi) improving proposal and inventory management systems, (vii) continuing to implement more robust training to support our local sales directors and sales management and (viii) exploring expansion into new regional marketplaces. Due to the relatively low percentage of local advertising inventory sold today in many of our theatres, we believe that an opportunity exists to continue to expand our local and regional business. We have also benefited from our efforts to reduce local salesperson attrition, providing balanced commissions and benefit packages and training and other corporate support.

Expand our internet/mobile platform

Advertising clients are increasingly seeking new ways to create integrated marketing solutions across multiple digital platforms. By bundling our on-screen and in-theatre promotional marketing products with online, mobile and video playback inventory, we allow clients to benefit from a bundle of digital marketing products focused on the entertainment consumer. During 2015, we launched a new digital product, Cinema Accelerator, that targets frequent movie-goers in addition to the sale of our 100% owned consumer sites, FirstLookonline.com and movienightout.com and our mobile app, Movie Night Out. In 2014, we also entered into a strategic marketing and selling relationship with the popular Shazam app to allow our clients to use their on-screen advertisements to directly engage movie-goers through their smartphones.

Continue to attract and retain high quality management and staff

Our success is very much tied to the quality of our management and staff. In order to ensure that we retain and attract high quality personnel, we seek to maintain a culture that focuses on teamwork and personal growth, as well as, maintain effective and transparent lines of communication. We also make meaningful investments in internal, as well as, external training programs for our management and staff to ensure that our personnel have the technical and sales, as well as, management skills to drive our business growth.

We have adopted a succession plan that includes short-term and long-term planning elements to allow us to successfully continue operations should any of our senior management team become unavailable to us, which we executed when our former Chief Executive Officer announced his resignation in August 2015.

Intellectual Property Rights

We have been granted a perpetual, royalty-free license from our founding members to use certain proprietary software for the delivery of digital advertising and other content through our DCN to screens in the U.S. We have made improvements to this software since the IPO date and we own those improvements, exclusively, except for improvements that were developed jointly by us and our founding members.

We have secured U.S. trademark registrations for NCM, National CineMedia, NCM Media Networks and Movie Night Out. It is our practice to defend our trademarks and other intellectual property rights, including the associated goodwill, from infringement by others. We are aware that other persons or entities may use names and marks containing variations of our registered trademarks and other marks and trade names. Potentially, claims alleging infringement of intellectual property rights, such as trademark infringement, could be brought against us by the users of those other names and marks. If any such infringement claim were to prove successful in preventing us from either using or prohibiting a competitor’s use of our registered trademarks or other marks or trade names, our ability to build brand identity could be negatively impacted.

Customers

Advertising Customers. Our advertising business has a diverse customer base, consisting of national and local advertisers. As of December 31, 2015, we had displayed advertising since 2006 with 470 national advertisers across a wide variety of industries. During the year ended December 31, 2015, we derived 69.3% of our advertising revenue from national clients (including advertising agencies that represent our clients), 6.7% from our founding members’ beverage agreements and 24.0% from our relationships with thousands of local advertisers across the country (including advertising agencies that represent these clients).

Each of our founding members has a relationship with a beverage concessionaire under which they are obligated to provide on-screen advertising time as part of their agreement to purchase branded beverages sold in their theatres. During the first six months of 2015, we sold 60 seconds to each of our founding members and during the last six months of 2015 and first six months of 2016, we sold 60 seconds to two of our founding members and 30 seconds to one of NCM LLC’s founding members. The ESAs provide for our founding members to purchase this on-screen advertising time at a rate (intended to approximate a market rate) that is provided in the ESA. During 2015, the beverage concessionaire revenue was 6.7% of our total revenue.

Content Partners and PSAs. We have multi-year contractual relationships that provide entertainment content segments in the FirstLook program and minimum annual advertising spending commitments with various entertainment, media, confections and technology companies. These agreements require that the content partners will provide non-commercial content segments that are entertaining, informative or educational in nature and will purchase a specified dollar amount of advertising at a specified CPM over a one or two-year period with options to renew, exercisable at the content partner’s option. We also have exclusive PSAs reminding moviegoers to silence their cell phones and refrain from texting during feature films. During 2015, the total advertising purchased by these content partners and PSAs represented approximately 23% of our total revenue.

Competition

Our advertising business competes in the estimated $173 billion U.S. advertising industry with many other forms of marketing media, including television, radio, print media, internet, mobile and outdoor display advertising. While cinema advertising represents a small portion of the advertising industry today, we believe it is well positioned to capitalize on the shift of advertising spending away from traditional media, in particular television, to more targeted and effective forms of digital media. As the number of online and mobile media platforms continues to increase, the ability to achieve ubiquitous coverage of U.S. households has become an important competitive factor. It will also be important to provide clients the ability to target narrow consumer demographic groups and engage directly with individual consumers and to provide measurable third-party marketing information.

We believe that proliferation of online and mobile platforms and other technology such as DVRs that enable consumers the ability to consume media (including advertising) when, where and how they want and which provide improved data collection may increase advertisers’ demand for online and mobile advertising platforms and could increase demand for cinema advertising where the risk of advertisements not being viewed is reduced. Thus, our network is well positioned to benefit from several broad market trends, most noticeably the increasing adoption of DVRs and other new digital technology that allows consumers to skip advertisements and the fragmentation of programming to online video platforms. Cinema is one of the few media platforms where consumers cannot skip advertisements.

Through the visual quality and impact of the big screen and surround sound, we are able to display high impact advertising impressions to our audiences. According to Nielsen Brand Effect, cinema advertising has generated ad recall of up to three times greater than the same advertising shown on television. Given our recent network expansion and improvements in the capabilities of our digital network technology implemented over the last few years, we are beginning to provide a broader audience and increase the flexibility to tailor our advertising programs, providing a more entertaining consumer experience and a more effective advertising platform for advertisers. We also believe that as online and mobile video platforms expand with the proliferation of viewing devices, such as larger smartphones and tablets, video programming will become more fragmented and as our national reach expands and we create a higher quality presentation, our network will become even more valuable to marketers.

Our advertising business also competes with many other providers of cinema advertising, which vary substantially in size. As a large provider of cinema advertising in the U.S., we believe that we are able to generate economies of scale, operating efficiencies and enhanced opportunities for our clients to access a national and local audience as well as allowing us to better compete with television and other national advertising networks. This ability to provide an attractive product to advertisers provides immediate benefits to our network affiliates as our network affiliates are paid through agreements that pay them based upon the advertising revenue generated in their theatres, while our founding members benefit through their ownership of us.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry. Both advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters. Advertising revenue is primarily correlated with new product releases, advertising client marketing priorities and economic cycles and to a lesser extent theatre attendance levels. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower advertising client demand and lower theatre industry attendance levels. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future.

The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2012, 2013, 2014 and 2015.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
FY 2012	17.6%	24.5%	32.1%	25.8%
FY 2013	17.8%	26.5%	29.2%	26.5%
FY 2014	17.8%	25.4%	25.6%	31.2%
FY 2015	17.2%	27.2%	25.0%	30.6%

The following table reflects the quarterly percentage of total advertising revenue for the fiscal years ended 2012, 2013, 2014 and 2015.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
FY 2012	16.2%	24.7%	33.7%	25.4%
FY 2013	17.3%	27.4%	29.9%	25.4%
FY 2014	17.8%	25.4%	25.6%	31.2%
FY 2015	17.2%	27.2%	25.0%	30.6%

Employees

We have 628 employees as of December 31, 2015. Our employees are located in our Centennial, Colorado headquarters, in our advertising sales offices in New York, Los Angeles, Chicago, and Detroit, and our software development office in Minneapolis. We also have many local advertising account executives and field maintenance technicians that work primarily from their homes throughout the U.S. None of our employees are covered by collective bargaining agreements. We believe that we have a good relationship with our employees.

Government Regulation

Currently, we are not subject to regulations specific to the sale and distribution of cinema advertising. We are subject to federal, state and local laws that govern businesses generally such as wage and hour and worker compensation laws.

Properties

Information with respect to our corporate headquarters and regional offices is presented below as of December 31, 2015. We own no material real property. We believe that all of our present facilities are adequate for our current needs and that additional space is available for future expansion on acceptable terms.

Location	Facility	Size
Centennial, CO (1)	Headquarters (including the NOC)	82,721 sq. ft.
Chicago, IL (2)	Advertising Sales Office	3,971 sq. ft.
New York, NY (3)	Advertising Sales Office	17,498 sq. ft.
Woodland Hills, CA (4)	Advertising Sales Office	6,062 sq. ft.
Minneapolis, MN (5)	Software Development Office	5,989 sq. ft.
Newport Beach, CA (6)	Regional Advertising Sales Office	1,417 sq. ft.
Detroit, MI (7)	Advertising Sales Office	200 sq. ft.

(1)	This facility is leased through June 30, 2021.
(2)	This facility is leased through September 30, 2017.
(3)	This facility is leased through April 30, 2017.
(4)	This facility is leased through November 30, 2019.
(5)	This facility is leased through September 30, 2022.
(6)	This facility is leased through July 31, 2019.
(7)	This facility is leased through March 22, 2016.

Legal Proceedings

We are sometimes involved in legal proceedings arising in the ordinary course of business. We are not aware of any other litigation currently pending that would have a material adverse effect on our operating results or financial condition.

Available Information

We maintain a website at www.ncm.com, on which we will post free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports under the heading “Investor Relations” located at the bottom of the page as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the “SEC”). We also regularly post information about the Company on the Investor Relations page. We do not incorporate the information on our website into this document and you should not consider any information on, or that can be accessed through, our website as part of this document. You may read and copy any materials we file with the SEC at the Securities and Exchange Commission Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The SEC also maintains a website that contains our reports and other information at www.sec.gov.

Executive Officers of the Registrant

Refer to “Management” for information regarding executive officers.

MANAGEMENT

We do not have executive officers or directors. Instead, we are managed by the board of directors of our manager, NCM, Inc., and the executive officers of our manager perform all of our management functions pursuant to our operating agreement and the management services agreement between us and NCM, Inc. As a result, the executive officers of our manager are essentially our executive officers, and their compensation is administered by our manager. This disclosure below is, therefore, focused on the directors and executive officers of our manager, NCM, Inc.

Board composition

NCM, Inc.’s board of directors currently consists of ten directors. Under the director designation agreement dated as of February 13, 2007, each of our founding members—AMC, Cinemark and Regal—are permitted to appoint or designate up to two persons for nomination to election on NCM, Inc.’s board of directors under the terms set forth in the agreement, one of whom must qualify as “independent” as required by the rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and by the Nasdaq Stock Market, or Nasdaq. See “Certain Relationships and Related Party Transactions—Director Designation Agreement” below. The designees pursuant to this agreement for AMC are Paula Williams Madison and Craig R. Ramsey; for Cinemark are Thomas F. Lesinski and Lee Roy Mitchell; and for Regal are Peter B. Brandow and Stephen L. Lanning.

NCM, Inc.’s bylaws provide that directors are divided into three classes, designated as Class I, Class II and Class III and that the number of total directors shall not be more than ten. The members of each class serve for staggered three-year terms. In 2016, the Class III directors were up for re-election.

NCM, Inc.’s board of directors has determined that Lawrence A. Goodman, David R. Haas, Stephen L. Lanning, Thomas F. Lesinski, Paula Williams Madison and Scott N. Schneider, all current directors, qualify as “independent” directors under the rules promulgated by the SEC under the Exchange Act, and by the Nasdaq.

Shown below are the names, and ages as of August 11, 2016, of the ten members of NCM, Inc.’s board of directors.

Name	Age	Position
Scott N. Schneider	58	Non-Employee Executive Chairman (Class I)
Andrew J. England	52	Chief Executive Officer and Director (Class I)
Peter B. Brandow	56	Director (Class III)
Lawrence A. Goodman	62	Director (Class I)
David R. Haas	75	Director (Class II)
Stephen L. Lanning	62	Director (Class II)
Thomas F. Lesinski	56	Director (Class II)
Paula Williams Madison	64	Director (Class II)
Lee Roy Mitchell	79	Director (Class III)
Craig R. Ramsey	65	Director (Class III)

Set forth below is a brief description of the business experience of each of the individuals who currently serves on NCM, Inc.’s board, including their directorships at public companies held at any time during the past five years, if applicable, and their involvement in certain legal proceedings during the past 10 years, if applicable. In addition, we have included information about each director’s specific experience, qualifications, attributes or skills that led the board to conclude that the director should serve as a director of NCM, Inc. at the present time, in light of NCM, Inc.’s business and corporate structure.

Scott N. Schneider. Mr. Schneider has been a director of NCM, Inc. since February 2007 and has served as Non-Employee Executive Chairman of NCM, Inc. since January 2016. He also served as lead director from October 2014 through January 2016. His current term as director expires in 2017. Mr. Schneider became the Chief Executive Officer of AHC LLC, a financial consulting and advisory firm in October 2009. He served as Operating Partner and Chairman, Media and Communications, of Diamond Castle Holdings, LP, a private equity firm, from January 2005 to September 2009. From 2001 to 2004, Mr. Schneider served in various senior executive capacities including President, Chief Operating Officer and Vice Chairman of the Board of Citizens Communications Company. Mr. Schneider formerly served as a director of Centennial Communications Corp.

Mr. Schneider’s extensive experience in senior leadership positions at several public and private media companies makes him well suited to understand and advise the board on complex managerial, strategic and financial considerations. He has a strong knowledge of the nuances of financial markets and is able to provide a variety of perspectives on financial and operational issues as well as provide guidance to assist NCM, Inc. with its public communications.

Andrew J. England. Mr. England was appointed Chief Executive Officer and Director of NCM, Inc. on January 1, 2016. Mr. England has a long career in marketing, previously serving as the Executive Vice President and Chief Marketing Officer of MillerCoors, LLC from 2010 until July 2015. From 2008 to 2010, Mr. England served as the Chief Marketing Officer of the then newly formed MillerCoors, LLC. From 2006 to 2008 he served as Chief Marketing Officer of Coors Brewing Co. Prior to that, Mr. England was Vice President and General Manager of Hershey’s Snacks division, Director of the Reese’s Brand, and carried out various marketing and brand management roles for over ten years at Nabisco Biscuit Company and Cadbury Schweppes. Mr. England holds a Master of Business Administration degree from Stanford University and a bachelor’s degree in Engineering Science from Durham University in the United Kingdom.

Mr. England’s extensive experience as an executive in the marketing industry brings valuable experience to the board regarding our strategic and operating objectives. Further, his position as our Chief Executive Officer provides insight to all aspects of NCM, Inc., including its management, operations and financial requirements. Mr. England also offers exceptional leadership skills to the board.

Peter B. Brandow. Mr. Brandow has served as a director of NCM, Inc. since April 2015. Mr. Brandow has served as Executive Vice President, General Counsel and Secretary of Regal Entertainment Group since March 2002. Mr. Brandow has served as the Executive Vice President, General Counsel and Secretary of Regal Cinemas, Inc. since July 2001, and prior to that time he served as Senior Vice President, General Counsel and Secretary of Regal Cinemas, Inc. since February 2000. Prior thereto, Mr. Brandow served as Vice President, General Counsel and Secretary from February 1999 when he joined Regal Cinemas, Inc. From September 1989 to January 1999, Mr. Brandow was an associate with the law firm Simpson Thacher & Bartlett LLP. Mr. Brandow is also a member of the board of directors of AC JV, LLC, of which NCM LLC has a 4% ownership interest.

Mr. Brandow has extensive experience and association in the theatre industry which gives him the ability to offer guidance to the Company and its operations. Since Mr. Brandow is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Lawrence A. Goodman. Mr. Goodman has been a director and chairman of the Compensation Committee of NCM, Inc. since February 2007. His current term expires in 2017. Mr. Goodman founded White Mountain Media, a media consulting company, in July 2004 and has served as its president since inception. From July 2003 to July 2004, Mr. Goodman was retired. From March 1995 to July 2003, Mr. Goodman was the President of Sales and Marketing for CNN, a division of Turner Broadcasting System, Inc.

Mr. Goodman’s extensive background in the media industry allows him to provide media sales and marketing advice to our management and board. Mr. Goodman brings significant business experience to provide strategies and solutions to address the complex compensation environment of the media business that is required to appropriately compensate and motivate our sales personnel and executives.

David R. Haas. Mr. Haas has served as a director of NCM, Inc. and chairman of the Audit Committee of NCM, Inc. since February 2007. His current term expires in 2018. He has been a private investor and financial consultant since January 1995. Mr. Haas was a Senior Vice President and Controller for Time Warner, Inc. from January 1990 through December 1994.

Mr. Haas’ experience as a former high-ranking financial executive in a media company qualifies him to serve on NCM, Inc.’s board of directors, the Audit Committee and to provide guidance to our internal audit function and financial advice to NCM, Inc.’s board. In addition, Mr. Haas’ previous experience serving on several public company boards and audit committees has provided him a broad-based understanding of financial risks and compliance expertise.

Stephen L. Lanning. Mr. Lanning has served as a director of NCM, Inc. and chairman of the Nominating and Governance Committee of NCM, Inc. since February 2007. His current term expires in 2018. Prior to his retirement in 2009, he served with URS Corp. EG&G Division from 2006 to 2009 as an independent consultant and Director of Space and Information Operations Strategic Business Element. Mr. Lanning served in the United States Air Force from 1977 until 2006. From 2005 to 2006, Mr. Lanning was the Director, Logistics and Warfighting Integration, and Chief Information Officer for the United States Air Force Space Command. Mr. Lanning was a Principal Director of the Defense Information Systems Agency from 2002 to 2005.

Mr. Lanning has significant experience in technology, operational leadership and policy development combined with his drive for innovation and excellence, which positions him well to serve as our Nominating and Governance Committee chairman. Mr. Lanning’s background allows him to share best practices with NCM, Inc.’s board of directors. His years of serving in the military have given him valuable knowledge and perspective.

Thomas F. Lesinski. Mr. Lesinski has served as a director of NCM, Inc. since December 2014. His current term expires in 2018. Mr. Lesinski has served as Chief Executive Officer of Sonar Entertainment Inc., a television entertainment company, since March 2015. Mr. Lesinski was the Founder and CEO of Energi Entertainment, a multi-media content production company, from August 2014 until March 2016. From 2013 to 2014, Mr. Lesinski was President of Digital Content and Distribution at Legendary Entertainment, a leading media company dedicated to owning, producing and delivering content to mainstream audiences with a targeted focus on the powerful fandom demographic. Prior to that role, from 2006 to 2013, Mr. Lesinski served as President, Digital Entertainment at Paramount Pictures, a global producer and distributor of filmed entertainment. Mr. Lesinski also served as President of Worldwide Home Entertainment at Paramount Pictures for three years, prior to which, he spent ten years in various leadership positions at Warner Bros. Entertainment and was a Managing Director for an advertising agency.

Mr. Lesinski’s experience in home entertainment and digital media give him the experience to critically review the various business considerations necessary to run a business such as ours and offers a valuable perspective as the media marketplace becomes more competitive, particularly with the growth of online and mobile advertising platforms.

Paula Williams Madison. Ms. Madison has served as a director of NCM, Inc. since March 2014. Her current term expires in 2018. Ms. Madison has served as Chairman and CEO of Madison Media Management LLC, a company that invests in emerging media, entertainment and communication businesses, since 2011. From 2011 to 2014, Ms. Madison also was Chief Executive Officer of the Los Angeles Sparks, a WNBA professional women’s basketball team. Prior to this role, Ms. Madison served as Executive Vice President of Diversity at NBCUniversal, as well as, Vice President of the General Electric Company, NBCUniversal’s parent company at the time. Ms. Madison spent 22 years with NBCUniversal in various leadership positions and prior to that ran several different local affiliate television stations.

Ms. Madison’s senior executive positions in the media and entertainment industries give her the experience to critically review the various business considerations necessary to run a business such as ours. Ms. Madison is able to offer the board sound business strategies. This, combined with her many years of business experience, makes her a valued contributor to the Board.

Lee Roy Mitchell. Mr. Mitchell has served as a director of NCM, Inc. since October 2006. Mr. Mitchell has served as Chairman of the Board of Cinemark USA, Inc. since March 1996 and as a director since its inception in 1987. Mr. Mitchell was Chief Executive Officer of Cinemark USA, Inc. from its inception in 1987 until December 2006. Mr. Mitchell also served as a director of Texas Capital Bancshares, Inc. from 1999 to 2011.

Mr. Mitchell has over four decades of executive leadership experience, including a key role in the theatre industry and brings important institutional knowledge to the board. Mr. Mitchell’s experience enables him to share with the board suggestions about how similarly situated companies effectively assess and undertake business considerations and opportunities. Since Mr. Mitchell is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Craig R. Ramsey. Mr. Ramsey has served as a director of NCM, Inc. since May 2013. Mr. Ramsey serves as the Executive Vice President and Chief Financial Officer of AMC Entertainment Inc. and oversees all financial areas of the company, including accounting, information systems, asset and liability management, and investor relations. Mr. Ramsey began his career with AMC in 1995 as the Director of Financial Reporting. He was promoted to Vice President of Finance in January 1997; to Senior Vice President in August 1998; and to Chief Financial Officer in February 2000. Mr. Ramsey is a certified public accountant. His professional affiliations include memberships in the American Institute of Certified Public Accountants, the Financial Executives Institute and the Missouri Society of Certified Public Accountants.

Mr. Ramsey is qualified to serve on our board based on his extensive financial experience in the media industry. Since Mr. Ramsey is a board designee for one of our founding members, he brings to the board the perspective of a major stakeholder.

Executive officers

Shown below are the names, ages as of August 11, 2016, and current positions of the executive officers of NCM, Inc. There are no family relationships between any of the persons listed below, or between any of such persons and any of the directors of NCM, Inc. or any persons nominated or chosen by NCM, Inc. to become a director or executive officer of NCM, Inc.

Name	Age	Position
Andrew J. England	52	Chief Executive Officer and Director
Clifford E. Marks	54	President
Katherine L. Scherping	56	Chief Financial Officer
Ralph E. Hardy	65	Executive Vice President and General Counsel
Alfonso P. Rosabal, Jr.	45	Executive Vice President, Chief Operations Officer and Chief Technology Officer

Set forth below is a brief description of each of the individuals who, in addition to Mr. England, whose business experience is set forth above under the heading “Board composition,” currently serve as NCM, Inc.’s executive officers.

Clifford E. Marks. Mr. Marks was appointed President of NCM, Inc. in May 2016. Prior to this appointment, Mr. Marks served as President of Sales and Marketing of NCM, Inc. since February 2007 and held those same positions with NCM LLC since March 2005. He has been an advertising, marketing and sales professional for 25 years. Prior to his current position, Mr. Marks served as president of sales and marketing with Regal Entertainment Group’s media subsidiary, Regal CineMedia Corporation, from May 2002 to May 2005. Before joining Regal CineMedia, Mr. Marks was a senior vice president at ESPN/ABC Sports where he oversaw its advertising sales organization from 1998 to May 2002.

Katherine L. Scherping. Ms. Scherping was appointed Chief Financial Officer in August 2016. Prior to joining NCM, Inc. Ms. Scherping served as interim President and Chief Executive Officer of QCE LLC and subsidiaries (d/b/a Quiznos) from June 2016 to July 2016 and as Chief Financial Officer from December 2013 to July 2016. From October 2011 through July 2016, Ms. Scherping was a consultant for Deloitte LLP, providing leadership training to partners and other executives. From June 2005 to July 2011, she served as Chief Financial Officer of Red Robin Gourmet Burgers, Inc. Ms. Scherping holds a Bachelor of Science degree in accounting from Northern Illinois University and is a certified public accountant.

Ralph E. Hardy. Mr. Hardy was appointed Executive Vice President and General Counsel of NCM, Inc. in February 2007 and held those same positions with NCM LLC since March 2005. Prior to his current position, from May 2002 to May 2005, Mr. Hardy served as Executive Vice President and General Counsel for Regal CineMedia Corporation. From 1989 to 2002, Mr. Hardy has held various legal executive positions with United Artists Theatre Company and its predecessors.

Alfonso P. Rosabal, Jr. Mr. Rosabal was appointed Executive Vice President, Chief Operations Officer and Chief Technology Officer of NCM, Inc. in December 2013. Prior to this appointment, Mr. Rosabal served as Executive Vice President and Chief Technology Officer for NCM LLC since May 2010. Prior to joining NCM LLC, Mr. Rosabal served as Chief Technology Officer for the City of Denver from November 2007 to May 2010 where he oversaw technology operations. Mr. Rosabal has been a technology and operations executive for over 20 years and his previous experience includes positions with Nextel Communications, WPP and Ford Motor Company subsidiaries, IBM and the Department of Defense.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (“CD&A”) explains the executive compensation program for the following individuals, who are referred to as the “Named Executive Officers” (“NEOs”).

•	Kurt C. Hall – Former President, Chief Executive Officer and Chairman (our CEO until January 1, 2016)

•	Clifford E. Marks – President of Sales & Marketing (named President on May 9, 2016)

•	David J. Oddo – Senior Vice President, Finance and Interim Co-Chief Financial Officer (our principal financial officer until August 11, 2016)

•	Jeffrey T. Cabot – Senior Vice President, Controller and Interim Co-Chief Financial Officer (our principal accounting officer until August 11, 2016)

•	Ralph E. Hardy – Executive Vice President and General Counsel

•	Alfonso P. Rosabal – Executive Vice President, Chief Operations Officer and Chief Technology Officer

Mr. Andrew J. England became our Chief Executive Officer effective January 1, 2016 and Ms. Katherine L. Scherping became our Chief Financial Officer effective August 11, 2016. Their compensation levels are provided in the “Compensation Decisions for 2016” section.

For purposes of this “Compensation Discussion and Analysis” section, the “Executive Compensation Tables” immediately following this section and the section entitled “Certain Relationships and Related Party Transactions” only, except as otherwise indicated or as the context otherwise requires, references to “Company”, “we”, “us”, “our”“ and correlative terms shall refer to NCM, Inc. and its subsidiaries (including, where applicable, NCM, LLC) on a consolidated basis.

Executive Summary

Fiscal Year 2015 Performance. For fiscal year 2015, the Company reported record revenue and Adjusted OIBDA derived from advertising. Revenue increased 13.3% compared to fiscal year 2014. The increase in revenue was primarily due to 19.6% increase in national advertising revenue primarily due to the impact of higher utilization and pricing. A 10.5% increase in local and regional advertising revenue, partially offset by a 21.9% decrease in founding member advertising revenue from beverage concessionaire agreements also contributed to overall revenue growth. The following table summarizes the key fiscal 2015 financial metrics on which the Company based its executive compensation.

Fiscal 2015 Performance Measures (in millions) (1)
	Target	Actual	Achievement relative to target
Adjusted OIBDA for compensation purposes	$185.1	$203.4	109.9% of targeted Adjusted OIBDA for compensation purposes
Adjusted advertising revenue	$396.2	$417.4	105.3% of Adjusted advertising revenue target
Technology and Operations operating expenditures	$24.6	$24.3	Under-spent target by 1.2%
Technology and Operations capital expenditures	$13.0	$11.8	Under-spent target by 9.2%

(1)	Refer to “Annual Performance Bonus” below for additional details on the Executive Performance Bonus Plan, Adjusted OIBDA for Compensation Purposes and adjusted advertising revenue, which are non-GAAP measures. See “Definitions of Performance Measures Used in Incentive Plans in Fiscal 2015” below for the definitions of Adjusted OIBDA for Compensation Purposes and adjusted advertising revenue and the reconciliations to the closest GAAP based measurement. Fiscal 2015 targets were set to reflect growth over fiscal 2014 actual results.

Payouts under our compensation program are directly aligned with these results, as discussed under the Pay-for-Performance Alignment section.

Elements of 2015 Compensation Program. Our Compensation Committee believes that the Company’s compensation policies and procedures are aligned with the short-term and long-term interests of our stockholders and are designed to attract, motivate, reward and retain superior talent who are critical to our long-term growth and profitability. The 2015 Compensation Program consists of the following pay elements:

The design for the Annual Performance Bonus and Long-Term Incentive Plan was generally maintained from the 2014 Compensation Program, based on the Compensation Committee’s assessment that the compensation program continued to align with the Company’s business and compensation objectives.

Pay Mix. We believe the mix of annual and long-term incentives, and the mix of cash and equity awards are balanced, emphasize Company performance and do not motivate imprudent risk-taking. The following charts present the elements of compensation as a percentage of total target direct compensation for fiscal year 2015, computed using the annual salary, target annual performance bonus (assuming 100% achievement) and grant date fair value of PBRS and TBRS. The first chart presents the compensation elements for our CEO, Kurt C. Hall. The NEOs included in the second chart are Messrs. Marks, Oddo, Cabot, Hardy and Rosabal.

Fiscal Year 2015 Compensation Mix

(a)	Approximately 64% of Mr. Hall’s compensation is performance-based and approximately 79% of his compensation is variable, which represents the performance-based elements and time-based restricted stock.

(b)	Approximately 50% of all other NEOs’ compensation is performance-based and approximately 77% of their compensation is variable, which represents the performance-based elements and time-based restricted stock.

Pay-for-Performance Alignment. The Compensation Committee believes that having a large percentage of executive officers’ pay as performance-based compensation ensures their interests are aligned with those of our stockholders. Consistent with our compensation program design, our compensation program results for the 2015 fiscal year were aligned with the Company’s financial results. The fiscal year 2015 annual performance bonuses paid out above target as described in greater detail in “Fiscal 2015 Executive Performance Bonus Plan Payments”. PBRS paid out below target for the 2013-2015 performance period, as described in greater detail in “Long-Term Incentives”. The link between the realizable compensation of our CEO and indexed TSR is shown in the following graph.

(1)	All categories are captured as shown in the Summary Compensation Table, except for equity incentive plan compensation and associated dividends, which are captured as of the year paid. Equity plan compensation is computed as the value of restricted stock actually vested based on performance each year, and the in-the-money value of options that vested during each year, based on the closing stock price at fiscal year-end. Dividends which are included in All Other Compensation are computed as the value of dividends paid on vested restricted stock awards, rather than accrued.
(2)	TSR is computed based on stock price growth and dividends reinvested, assuming $100 was invested on December 29, 2011.

Shareholder Say-on-Pay Vote and Company Response

In establishing and recommending 2016 compensation for the Company’s NEOs, the Compensation Committee considered the results of the say-on-pay vote at the 2015 Annual Meeting of Stockholders. At that meeting, our stockholders approved our executive compensation for the 2014 fiscal year with approximately 98% of the votes cast in favor. Our board of directors recognizes that executive compensation is an important matter of stockholder concern and takes stockholder views into account when reviewing the compensation program throughout the year. The Compensation Committee considered the results of the advisory approval and as such generally maintained the overall composition of executive compensation for the 2015 fiscal year.

Other Policies

Adoption of Share Ownership Guidelines

On January 16, 2013, the Company adopted the following share ownership guidelines for its executive officers and directors:

Position	Minimum Share Ownership Level
President, Chief Executive Officer and Chairman	Lesser of: 3 times base salary or 140,000 shares
President of Sales and Executive Vice Presidents	Lesser of: 1 times base salary or 20,000 shares

Non-Employee Independent Directors	Lesser of: 3 times annual Board cash retainer or 8,000 shares

Each individual is expected to attain the minimum ownership level within five years of the effective date of the policy, or the individual’s date of appointment, if later. If the minimum ownership level is not attained within the required timeframe, holding restrictions will apply. Upon vesting of equity awards, 50% of the individual’s shares that become vested will be subject to holding restrictions until the minimum ownership level is attained. Ownership levels are determined based on Company common stock owned by each individual, including shares of unvested timed-based restricted stock and in-the-money vested stock options.

Anti-Hedging Policy

The Company’s insider trading policy includes provisions that prohibit all employees and directors from entering into hedging transactions with respect to Company stock.

Anti-Pledging Policy

The Company’s insider trading policy includes provisions that prohibit all employees and directors from keeping Company stock in a margin account or using Company stock as collateral for a loan. To our knowledge, none of our officers or directors has pledged any of his or her shares in violation of Company policy.

Clawback Policy

We adopted a “clawback” policy in 2013 addressing the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. This policy, also known as a “clawback” policy, applies to all of our executive officers, including the NEOs. Under the policy, we may recover any incentive compensation paid to an executive officer of our company in the event of a material negative accounting restatement of our financial statements due to material noncompliance by our company with any financial reporting requirement under the securities laws. If the board of directors determines that any current or former executive officer has engaged in fraud or intentional misconduct that caused the error that, directly or indirectly, resulted in the financial restatement, the board of directors may require reimbursement or forfeiture of any annual or long-term cash bonus or any equity compensation award earned with respect to the period covered by the restatement by such executive officer.

Detailed Discussion & Analysis

Compensation Philosophy

The primary goals of our Compensation Committee with respect to executive compensation are to:

•	review the competitiveness of executive cash compensation and equity grant levels compared to a select peer group of companies, using the 50th percentile as a reference point for setting compensation;

•	provide shorter term cash incentives primarily for achieving specified annual performance objectives;

•	provide a mix of long-term equity incentives that are performance- and time-based to promote stock price growth, retention and ownership through achievement of long-term financial performance goals; and

•	establish and monitor appropriate pay and performance relationships.

To achieve these goals, we intend to maintain a compensation structure that provides rewards for high performance and value creation for our stockholders (including the founding members).

Role of Compensation Consultant and CEO in Determining Executive Compensation

Our former CEO had substantial input in 2015 in determining executive compensation other than his own and made all of the recommendations for the other five NEOs that were ultimately approved by the Compensation Committee.

In 2015, the Compensation Committee engaged ClearBridge, a nationally recognized consulting firm, to serve as an independent consultant on executive compensation matters. ClearBridge assessed the competitiveness of pay for the executive officers and provided independent advice and recommendations to the Compensation Committee regarding executive compensation. The Compensation Committee determined that ClearBridge is independent from the Company.

As part of its review, ClearBridge considered base salary, annual performance bonus, total cash compensation (combined salary and annual performance bonus), long-term incentives, and total direct compensation. ClearBridge reviewed and recommended a peer group for pay comparison for our executive officers comprised of companies that are domestic, publicly-traded, of comparable size to NCM, Inc., and in relevant industries (i.e., in advertising, media and entertainment industries, or software technology-based companies in media-related industries). The Compensation Committee reviewed and approved the peer group.

Our Compensation Committee believes that peer group comparisons are useful to measure the competitiveness of our compensation practices and uses the information provided by the compensation consultant to guide its decision making. Although the Compensation Committee references the 50th percentile of the peer group’s pay levels, specific positioning for each NEO is determined on a case-by-case basis.

The following peer companies were used in our competitive analysis for fiscal 2015 decisions:

comScore, Inc.	Outfront Media Inc.
Crown Media Holdings, Inc.	QuinStreet, Inc.
Digital River, Inc.	SeaChange International, Inc.
DreamWorks Animation SKG, Inc.	Sinclair Broadcast Group, Inc
Harte Hanks, Inc.	TiVo Inc.
IMAX Corp.	ValueClick Inc.
Lamar Advertising Company	WebMD Health Corp.

In fiscal 2016, Pandora Media, Inc., Media General, Inc. and Global Eagle Entertainment Inc. were added to the peer group. Five companies were removed from the peer group: ValueClick, Inc., Digital River Inc., QuinStreet, Inc., SeaChange International Inc. and Sinclair Broadcast Group Inc. due to acquisitions or size.

2015 Compensation

Provided below is a summary of the key elements of our 2015 compensation program.

Component	Description	Purpose
Base Salary	Fixed cash component	Reward for level of responsibility, experience and sustained individual performance

Annual Performance Bonus	Cash performance bonus based on achievement of pre-determined performance goals	Reward team and individual achievement against specific objective financial goals

Long-Term Incentives	Equity grants in 2015 consisted of: • Performance-based restricted shares • Time-based restricted shares	Reward for the creation of stockholder value and retain executives for the long-term

Other Compensation	A matching contribution to our defined contribution 401(k) plan and various health, life and disability insurance plans; dividend equivalents accrued on restricted stock and other customary employee benefits.	Provide an appropriate level of employee benefit plans and programs

Potential Payments Upon Termination or Change in Control	Contingent in nature. Amounts are payable only if employment is terminated as specified under each employment agreement. No excise tax gross-ups are provided.	Provide an appropriate level of payment in the event of a change in control or termination

Other Policies	Stock Ownership Guideline policy Clawback policy Insider trading policy, which includes anti-hedging and anti-pledging policies	Enhance alignment with stockholder interests

Specific compensation decisions made in 2015 are described below.

Base Salary. Base salaries for our executives were established based on the scope of their responsibilities, taking into account the internal value and importance of the role, experience and seniority of the individual, our ability to replace the individual, peer salary levels, and other primarily subjective factors deemed relevant by the Compensation Committee.

Base salaries are reviewed annually by the Compensation Committee and the board, and may be adjusted from time to time pursuant to such review and/or in accordance with guidelines contained in the various employment agreements.

The base salaries of our NEOs in 2015 compared to 2014 as of the end of the fiscal year were as follows.

Name	2014 Base Salary	2015 Base Salary	Percentage Change
Kurt C. Hall (1)	$780,434	$796,042	2.0%
Clifford E. Marks	$752,561	$825,000	9.6	% (2)
David J. Oddo	$176,269	$179,794	2.0%
Jeffrey T. Cabot	$197,219	$201,163	2.0%
Ralph E. Hardy	$292,375	$298,222	2.0%
Alfonso P. Rosabal, Jr.	$268,400	$341,000	27.0	% (3)

(1)	Mr. Hall resigned as CEO effective January 1, 2016.
(2)	Mr. Marks received a 2% increase in January 2015 and further 7.5% increase in April 2015 in recognition of his outstanding past performance and importance to the Company in the future.
(3)	Mr. Rosabal received a 27% salary increase in January 2015 due to a reallocation in the mix of pay elements to better align his compensation with the compensation of other senior operating and technology executives at our peer companies. Specifically, Mr. Rosabal’s total direct compensation (salary, bonus and restricted stock) increased by 2%, with a shift in pay mix from restricted stock to salary, resulting in a 27% salary increase and a 10% reduction in restricted stock grant value.

For 2015, we believe salary was within a market competitive range versus our competitors.

Annual Performance Bonus. Annual performance bonuses are intended to compensate executives for achieving financial goals that support our annual operational and strategic goals. The annual performance bonus for NEOs are awarded under the Executive Performance Bonus Plan that was approved by stockholders on May 1, 2013 and is expected to continue for five years.

The target percentages for our NEOs were established based on the responsibility, experience and seniority of the individual. We believe our annual bonuses, in combination with base salaries, deliver competitive total cash compensation. In addition, we believe rewarding our executives for achievement of our financial goals is consistent with the practice of aligning their interests with our stockholders. A stretch bonus is further incentive for our executive officers to exceed operating budgets and thus further increase our equity value.

Payments of performance bonuses are objectively calculated based on the achievement of specific financial targets for each NEO. The objective financial factors are consistent with the metrics used in previous years and represent the metrics the Compensation Committee believes may best encourage sound decisions regarding operations and investment of capital and are important to our goal of increasing the value of our equity. Performance measures are specifically defined in the “Definitions of Performance Measures Used in Incentive Plans in Fiscal 2015” section below.

Our annual performance bonus traditionally has been paid in a single payment in the first quarter following the completion of a given fiscal year. Payments are subject to review, approval and certification by the Compensation Committee in conjunction with the issuance of our annual audit report.

Our performance weightings by individual pursuant to the Executive Performance Bonus Plan are as follows.

Fiscal 2015 Executive Performance Bonus Plan Summary

	Performance Measure Weightings
	Up to 100% of Target Bonus			Stretch Bonus (4)
Name	Adjusted OIBDA for Compensation Purposes (1)	Adjusted advertising revenue (2)	Technology and Operations operating and capital expenditures budget (3)	Adjusted OIBDA for Compensation Purposes
Kurt C. Hall	100%	0%	0%	100%
Clifford E. Marks	0%	100%	0%	100%
David J. Oddo	100%	0%	0%	100%
Jeffrey T. Cabot	100%	0%	0%	100%
Ralph E. Hardy	100%	0%	0%	100%
Alfonso P. Rosabal, Jr.	75%	0%	25%	100%

(1)	The performance bonus potential is based on the percentage of Adjusted OIBDA for Compensation Purposes (defined in the “Definitions of Performance Measures Used in Incentive Plans in Fiscal 2015” below) target achieved as follows. Straight line interpolation is applied to performance between the levels shown.

Percentage of Adjusted OIBDA for Compensation Purposes Achieved	% of Target Bonus
Less than 80%	0%
80%	25%
95%	90%
100%	100%

(2)	The performance bonus potential is based on the percentage of advertising revenue (defined in “Definitions of Performance Measures Used in Incentive Plans in Fiscal 2015” below) target achieved as follows. Straight line interpolation is applied to performance between the levels shown.

Percentage of Adjusted Advertising Revenue Target Achieved	% of Target Bonus
Less than 80%	0%
80%	50%
90%	80%
95%	90%
100%	100%

(3)	No performance bonus is payable for 25% of Mr. Rosabal’s award if the actual annual operating expenditures and capital expenditures, including any capitalized overhead, on an aggregate basis exceed 100% of budget.
(4)	The 2015 Stretch Bonus potential is 50% of the product of (a) the performance bonus paid times (b) the percentage obtained by dividing (i) the percentage that Adjusted OIBDA for Compensation Purposes is in excess of budget (capped at 10% and expressed as a whole number) by (ii) 10.

Actual fiscal year 2015 performance results were as follows.

Fiscal 2015 Performance Results

(in millions)

Fiscal 2015 Performance Measures (in millions) (1)

	Target	Actual	Achievement relative to target
Adjusted OIBDA for compensation purposes	$185.1	$203.4	109.9% of targeted Adjusted OIBDA for compensation purposes
Adjusted advertising revenue	$396.2	$417.4	105.3% of Adjusted advertising revenue target
Technology and Operations operating expenditures	$24.6	$24.3	Under-spent target by 1.2%
Technology and Operations capital expenditures	$13.0	$11.8	Under-spent target by 9.2%

(1)	Adjusted OIBDA for Compensation Purposes and adjusted advertising revenue are non-GAAP measures. See “Definitions of Performance Measures Used in Incentive Plans” below for the definitions of Adjusted OIBDA for Compensation Purposes and adjusted advertising revenue and the reconciliations to the closest GAAP basis measurement.

Resulting bonus payouts for fiscal year 2015 were as follows.

Fiscal 2015 Executive Performance Bonus Plan Payments

The awards under the Executive Performance Bonus Plan were determined in accordance with the Company’s actual performance compared to our internal targets. We believe the amounts paid under the Executive Performance Bonus Plan are appropriate in light of the achievement relative to the financial targets. The following table provides details about each component of the “Non-Equity Incentive Plan Compensation” column of the Fiscal 2015 Summary Compensation Table for Messrs. Hall, Marks, Oddo, Cabot, Hardy, and Rosabal.

Performance Results
	Performance Bonus				Stretch Bonus
Name	Target Award as a % of Salary (1)	Actual Achievement as a % of Target	Actual Award as a % of Target	Total Award Amount	Target Award as a % of Salary (1)	Actual Achievement as a % of Target	Actual Award as a % of Target	Total Award Amount	Total Non- Equity Incentive Plan Compensation
Kurt C. Hall	100%	100%	100%	$796,042	50%	99.3%	99.3%	$395,235	$1,191,277
Clifford E. Marks	100%	100%	100%	$802,182	50%	99.3%	99.3%	$398,283	$1,200,465
David J. Oddo	50%	100%	100%	$89,897	25%	99.3%	99.3%	$44,634	$134,531
Jeffrey T. Cabot	50%	100%	100%	$100,582	25%	99.3%	99.3%	$49,939	$150,521
Ralph E. Hardy	75%	100%	100%	$223,667	37.5%	99.3%	99.3%	$111,050	$334,717
Alfonso P. Rosabal, Jr.	75%	100%	100%	$255,750	37.5%	99.3%	99.3%	$126,980	$382,730

(1)	Percentage of base salary determined at the end of our 2015 fiscal year (December 31, 2015).

Long-Term Incentives (LTI). We believe that creating long-term value for our stockholders is achieved, in part, by aligning the interests of our executive officers with those of our stockholders. We grant awards under our stockholder approved equity incentive plan, the National CineMedia, Inc. 2007 Equity Incentive Plan as amended and restated, which we refer to as the “Equity Incentive Plan.”

All grants under the Equity Incentive Plan to our executive officers are approved by the Compensation Committee at its first meeting of the fiscal year, although grants could be made at any time at the discretion of our Compensation Committee, generally related to promotions or other merit-related reasons.

For 2015, the Committee decided to continue to grant the following LTI vehicles:

•	PBRS: Aligns executives with the long-term financial goals of the Company. PBRS vest based upon the achievement of cumulative 2015-2017 “Free Cash Flow” goals, as defined in “Definitions of Performance Measures Used in Incentive Plans in Fiscal 2015”.

•	TBRS: Promotes retention objectives, stock ownership in the Company, and a more direct alignment of the executives’ interests with stockholders’ interests. TBRS vest ratably over a 3-year period.

On January 21, 2015, the Compensation Committee granted PBRS and TBRS to Messrs. Hall, Marks, Oddo, Cabot, Hardy and Rosabal, as follows. Mr. Marks also received a grant on April 10, 2015, of 9,422 shares of PBRS and 6,282 shares of TBRS, which is included in the following table, in recognition of his outstanding past performance and importance to the Company in the future.

	2015 Restricted Stock Awards
	PBRS			TBRS			Total
Name	% of Total LTI	Target Grant Date Fair Value of Shares Granted	Target Number of Shares Granted (1)	% of Total LTI	Grant Date Fair Value of Shares Granted	Number of Shares Granted	Total Grant Date Fair Value of Shares Granted	Total Number of Target Shares Granted
Kurt C. Hall (2)	75%	$1,593,757	108,198	25%	$531,252	36,066	$2,125,009	144,264
Clifford E. Marks (3)	60%	$1,301,413	87,590	40%	$867,619	58,394	$2,169,032	145,984
David J. Oddo (3)	25%	$101,136	6,866	75%	$303,409	20,598	$404,545	27,464
Jeffrey T. Cabot (3)	25%	$100,576	6,828	75%	$301,744	20,485	$402,320	27,313
Ralph E. Hardy (3)	60%	$357,865	24,295	40%	$238,582	16,197	$596,447	40,492
Alfonso P. Rosabal, Jr. (3)	60%	$545,997	37,067	40%	$363,993	24,711	$909,990	61,778

(1)	Reflects the target number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the three-year cumulative Free Cash Flow target. PBRS are scheduled to vest based on the scale shown below.
(2)	Pursuant to Mr. Hall’s Consulting Agreement, effective upon his resignation as CEO on January 1, 2016, Mr. Hall’s PBRS was modified such that it is no longer subject to the performance conditions and will vest ratably over the same 3-year period as the TBRS.
(3)	Mr. Oddo and Mr. Cabot received 25% PBRS and 75% TBRS due to their position as Senior Vice Presidents. Messrs. Marks, Hardy and Rosabal received 60% PBRS and 40% TBRS due to their positions as President of Sales and Marketing in the case of Mr. Marks and Executive Vice Presidents in the case of Mr. Hardy and Mr. Rosabal.

Results for Performance-Based Restricted Stock with Measurement Periods Ended December 31, 2015. The 2013 PBRS were scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measurement period ending December 31, 2015. The 2013 PBRS vest according to the scale shown below. Straight line interpolation is applied to Free Cash Flow performance between the levels shown to determine the corresponding payout.

Free Cash Flow - % of Target	Award Vesting % of Target Shares
<85%	0%
85%	25%
100%	100%
≥110%	150%

On all PBRS, dividends accrue and are paid upon vesting for those shares earned. In the event that shares are not earned, accrued dividends on those shares are not paid.

The PBRS vested as shown below.

Performance Measure (in millions)	Target	Actual	Achievement Relative to Target	Vesting %
2013 grant three-year cumulative Free Cash Flow (a)	$714.4	$635.9	89.0%	45.1%

(a)	“Free Cash Flow” is a non-GAAP measure. See “Definitions of Performance Measures Used in Incentive Plans” below for the definition of Free Cash Flow and the reconciliations to the closest GAAP basis measurement.

The following table shows the number of shares vested and accrued dividends paid for our NEOs for the performance-based restricted stock with the measurement period ended December 31, 2015.

	Number of Shares Awarded on January 15, 2013	Total Vesting on February 25, 2016	Accrued Dividends (1)
Kurt C. Hall (2)	96,710	21,808	$68,477
Clifford E. Marks	92,349	41,649	$130,778
David J. Oddo	2,871	4,676	$13,567
Jeffrey T. Cabot	5,933	4,366	$13,337
Ralph E. Hardy	25,115	11,326	$35,564
Alfonso P. Rosabal, Jr.	30,541	13,773	$43,247

(1)	As a result of the level of achievement of the 2013 award which vested on February 25, 2016, accrued dividends were paid on March 8, 2016.
(2)	Pursuant to Mr. Hall’s Separation and General Release Agreement, effective upon his resignation as CEO on January 1, 2016, 50% of Mr. Hall’s PBRS that was granted on January 15, 2013 was modified such that it was no longer subject to the performance conditions and vested in accordance with the TBRS vesting schedule on January 16, 2016. Therefore, only 48,355 shares were subject to the performance conditions.

Compensation Decisions for 2016

Below is information about compensation decisions made in early 2016 for our NEOs, except for Mr. Hall who resigned on January 1, 2016. The following also provides information for Mr. England, our CEO effective January 1, 2016 and Ms. Scherping, our CFO effective August 11, 2016

Base Salary. The Compensation Committee reviewed executive compensation in January 2016 and decided to increase the base salary by a cost of living adjustment of 2% for each of Messrs. Marks, Oddo, Cabot and Hardy which is consistent with the average increases given to the majority of employees. Mr. Rosabal received a 20% increase in base salary. Mr. Rosabal’s total direct compensation (salary, bonus and long-term incentives) increased 2% with a shift in pay mix from long-term incentives to salary to better align his compensation with the compensation of other executives at the Company’s peer companies. Specifically, Mr. Rosabal received a 20% increase in salary and a 10% reduction in long-term incentive value. Mr. England’s base salary for 2016 was set at $750,000. Ms. Scherping’s base salary for 2016 was set at $400,000.

Annual Performance Bonus. The process for setting the financial targets for 2016 was consistent with previous years as part of the annual budget review and approval. The Compensation Committee approved a change in the performance measures for the annual performance bonus for all NEOs to align the team to work toward the same objectives. For 2016, the annual performance bonus for all NEOs will be based 50% on achievement of Adjusted OIBDA for compensation purposes targets and 50% on adjusted advertising revenue targets. The stretch bonus for achievement above 100% of the target bonus continues to be based 100% upon Adjusted OIBDA for compensation purposes for all NEOs.

Long-Term Incentives. The Compensation Committee granted standard LTI awards in the form of PBRS and TBRS to each of the NEOs based on generally the same design as the 2015 LTI program, as the Compensation Committee believed the program continued to align with the Company’s business and compensation objectives.

The 2016 long-term incentive grant was made in consideration of several factors, including current role, individual performance, potential company performance and market positioning, among other factors. Specific details for awards granted on January 20, 2016 are provided below. The Compensation Committee granted Mr. England a new hire grant, equivalent to $750,000, effective on his commencement of employment on January 1, 2016 in addition to the PBRS and TBRS grant shown below. The new hire grant, which is not included in the table below, consists of 48,109 shares of TBRS that vest ratably over a 3-year period. Further, the Compensation Committee approved a new hire grant for Ms. Scherping, equivalent to $400,000, effective upon her commencement of employment as CFO on August 11, 2016, which consisted of 25,455 shares of TBRS that vest ratably over a 3-year period.

	2016 Restricted Stock Awards (1)
	PBRS (2)			TBRS (3)			Total
Name (4)	% of Total LTI	Target Grant Date Fair Value of Shares Granted	Target Number of Shares Granted (5)	% of Total LTI	Grant Date Fair Value of Shares Granted	Number of Shares Granted	Total Number of Target Shares Granted	Total Grant Date Fair Value of Shares Granted
Andrew J. England	75%	$1,125,000	74,950	25%	$374,995	24,983	99,933	$1,499,994
Clifford E. Marks	60%	$1,388,470	92,503	40%	$925,652	61,669	154,172	$2,314,122
David J. Oddo	25%	$68,776	4,582	75%	$206,312	13,745	18,327	$275,088
Jeffrey T. Cabot	25%	$76,941	5,126	75%	$230,839	15,379	20,505	$307,780
Ralph E. Hardy	60%	$319,398	21,279	40%	$212,932	14,186	35,465	$532,330
Alfonso P. Rosabal, Jr.	60%	$491,998	32,778	40%	$327,999	21,852	54,630	$819,996

(1)	The performance-based and time-based restricted stock awards include the right to receive dividend equivalents, subject to vesting.
(2)	Performance-based restricted stock awards vest based on the achievement of cumulative 2016-2018 “Free Cash Flow” goals.
(3)	Vest ratably over a 3-year period.
(4)	Mr. England has 75% PBRS and 25% TBRS as our CEO. Messrs. Marks, Hardy and Rosabal received 60% PBRS and 40% TBRS due to their positions as President of Sales and Marketing in the case of Mr. Marks and Executive Vice Presidents in the case of Mr. Hardy and Mr. Rosabal. Mr. Oddo and Mr. Cabot have 25% PBRS and 75% TBRS due to their position as Senior Vice Presidents.
(5)	Reflects the target number of shares that will vest if actual cumulative Free Cash Flow equals 100% of the three-year cumulative Free Cash Flow target. The performance-based restricted stock awards are scheduled to vest based on the scale below. The Compensation Committee may apply other pre-determined adjustments to the definition of Free Cash Flow under the plan.

Free Cash Flow - % of Target	Award Vesting % of Target Shares
<80%	0%
80%	25%
95%	90%
100%	100%
≥110%	150%

Straight line interpolation is applied to Free Cash Flow performance between the levels shown. Free Cash Flow is a non-GAAP measure. See “Definitions of Performance Measures Used in Incentive Plans” below for the definition of Free Cash Flow and the reconciliations to the closest GAAP basis measurement.

Other Compensation. Our employees, including our NEOs, participate in various employee benefits. These benefits include the following: medical and dental insurance; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); a 401(k) plan; and paid time off.

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us or in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Potential Payments upon Termination or Change in Control. Upon certain types of terminations of employment, payments may be made to our executive officers in accordance with their respective employment agreements. These events and potential amounts are further described below under the heading “Potential Payments Upon Termination or Change in Control.”

Definitions of Performance Measures Used in Incentive Plans for Fiscal 2015. Presented below are definitions of performance measures used in incentive plans. The Compensation Committee may apply pre-determined adjustments to the definitions of the financial performance criteria under the plans.

Adjusted OIBDA for Compensation Purposes

Adjusted OIBDA for Compensation Purposes used to measure achievement against performance bonus targets is a non-GAAP financial measure that differs from Adjusted OIBDA as defined in this prospectus. Adjusted OIBDA is a key metric used by management to measure the Company’s operating performance. OIBDA represents consolidated net income (loss) plus income tax expense, interest and other costs and depreciation and amortization expense. Adjusted OIBDA for Compensation Purposes adds back the revenue from advertising by NCM LLC’s founding members’ beverage supplier, share-based compensation costs, merger-related administrative costs, CEO transition costs, make-good liability shifted into 2016 and other costs that are considered to be extraordinary or outside the control of management. While Adjusted OIBDA for Compensation Purposes is a measure used to calculate our Executive Performance Bonus awards, this non-GAAP measure should not be considered in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Adjusted OIBDA for Compensation Purposes has material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. Because other companies may calculate Adjusted OIBDA for Compensation Purposes differently than we do, this measure may not be comparable to similarly-titled measures reported by other companies. The following table reconciles consolidated net income to Adjusted OIBDA for Compensation Purposes (dollars in millions).

	FY 2015 Target	FY 2015 Actual
Consolidated net income	$85.9	$63.7
Income tax expense	15.8	17.8
Interest and other non-operating costs	66.8	66.5
Depreciation and amortization	35.0	32.2

OIBDA	203.5	180.2
Founding member circuit beverage revenue	(31.2)	(30.0)
Share-based compensation costs	12.8	14.8
Merger-related administrative costs	—	34.3
CEO transition costs	—	0.6
Make-good liability	—	3.4
Other costs	—	0.1

Adjusted OIBDA for compensation purposes	$185.1	$203.4

Adjusted Advertising Revenue

Adjusted advertising revenue used to determine achievement against performance bonus targets is a non-GAAP financial measure used by management to measure the performance of certain advertising sales personnel, including Mr. Marks. Adjusted advertising revenue represents reported advertising revenue less founding member circuit beverage revenue, zero margin barter revenue and other founding member payments included in revenue plus the make-good liability shifted into 2016. This non-GAAP measure should not be considered in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as advertising revenue. The following table reconciles advertising revenue to adjusted advertising revenue (dollars in millions).

	FY 2015 Target	FY 2015 Actual
Advertising revenue	$428.6	$446.5
Less: Founding member circuit beverage revenue and other revenue	(32.4)	(32.5)
Plus: Make-good liability	—	3.4

Adjusted advertising revenue	$396.2	$417.4

Free Cash Flow

Free Cash Flow is a non-GAAP measure used by management to measure the Company’s operating cash flow in determining whether PBRS targets have been achieved. Free Cash Flow represents Adjusted OIBDA for Compensation Purposes, described above, less capital expenditures. The following table reconciles consolidated net income to Free Cash Flow (dollars in millions).

	2013-2015 3- Year Cumulative Ended December 31, 2015
	Target	Actual
Consolidated net income	$333.7	$259.1
Income tax expense	61.3	47.9
Interest and other non-operating costs	244.9	194.7
Depreciation and amortization	74.2	91.2

OIBDA	714.1	592.9
Share-based compensation costs	30.4	28.4
Merger-related administrative costs	—	41.8
CEO transition costs	—	0.6
Make-good liability	—	3.4
Other costs	—	0.8
Capital expenditures	(30.1)	(32.0)

Free Cash Flow – Actual	$714.4	$635.9

EXECUTIVE COMPENSATION TABLES

FISCAL 2015 SUMMARY COMPENSATION TABLE

The following table shows the amount of compensation earned by our NEOs during the years indicated. For additional information regarding the material terms of each NEOs’ employment agreement, see “Employment Agreements” and “Potential Payments Upon Termination or Change in Control” below.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Kurt C. Hall	2015	$795,442	—	$2,125,009	—	$1,191,277	$299,832	$	4,411,560
Former President, Chief	2014	$779,845	—	$2,050,006	—	$367,452	$207,584	$	3,404,887
Executive Officer and Chairman	2013	$765,131	—	$1,931,626	—	$857,329	$121,781	$	3,675,867
Clifford E. Marks	2015	$806,763	—	$2,169,032	—	$1,200,465	$281,503	$	4,457,763
President of Sales & Marketing	2014	$751,994	—	$1,971,158	—	$579,472	$204,322	$	3,506,946
	2013	$737,805	—	$1,844,517	—	$801,540	$113,214	$	3,497,076
David J. Oddo	2015	$179,659	—	$404,545	—	$134,531	$47,413	$	766,148
Senior Vice President, Finance	2014	$176,220	—	$274,493	—	$42,525	$34,417	$	527,655
and Interim Co-Chief Financial Officer	2013	$152,468	—	$226,243	—	$80,535	$12,292	$	471,538
Jeffrey T. Cabot	2015	$201,012	—	$402,320	—	$150,521	$46,485	$	800,338
Senior Vice President,	2014	$197,095	—	$305,227	—	$47,579	$34,068	$	583,969
Controller and Interim Co-Chief Financial Officer	2013	$187,354	—	$196,257	—	$89,279	$13,611	$	486,501
Ralph E. Hardy	2015	$297,997	—	$596,447	—	$334,717	$84,353	$	1,313,514
Executive Vice President and General Counsel	2014	$292,154	—	$536,077	—	$103,244	$61,198	$	992,673
	2013	$286,642	—	$501,635	—	$242,320	$36,811	$	1,067,408
Alfonso P. Rosabal, Jr. (4)	2015	$338,208	—	$909,990	—	$382,730	$128,994	$	1,759,922
Executive Vice President, Chief Operations Officer	2014	$267,462	—	$1,036,191	—	$121,409	$95,537	$	1,520,599

(1)

The amounts represent the aggregate grant date fair value of the target level of stock awards computed in accordance with ASC Topic 718. Certain of the stock awards granted in 2015, 2014 and 2013 are scheduled to vest based upon the achievement of performance conditions relating to cumulative “Free Cash Flow” at the end of the three-year measuring period. The amounts for these awards are presented based on 100% of the fair market value on the date of grant and do not include an estimate of performance. Actual results could materially differ from this estimate. Stock awards are further discussed in the “Long-Term Incentives” section of our CD&A.

The table below includes the maximum amounts payable assuming the highest level of performance is achieved:

Stock Awards
Name	Grant Date	Maximum Number of Shares Scheduled to Vest		Maximum Grant Date Fair Value (a)
Kurt C. Hall	1/21/2015	198,363	(b)	$2,921,887	(b)
	1/15/2014	144,998	(b)	$2,818,761	(b)
	1/15/2013	177,302	(b)	$2,655,984	(b)
Clifford E. Marks	4/10/2015	20,415		$325,006
	1/21/2015	169,364		$2,494,732
	1/15/2014	132,740		$2,580,456
	1/15/2013	169,307		$2,536,211
David J. Oddo	1/21/2015	30,897		$455,113
	1/15/2014	16,080		$312,585
	8/14/2013	6,875		$125,331
	5/1/2013	6,875		$106,906
	1/15/2013	5,264		$78,847
Jeffrey T. Cabot	1/21/2015	30,727		$452,609
	1/15/2014	17,845		$346,907
	5/1/2013	6,875		$106,906
	1/15/2013	10,878		$162,945
Ralph E. Hardy	1/21/2015	52,640		$775,380
	1/15/2014	36,100		$701,784
	1/15/2013	46,045		$689,747
Alfonso P. Rosabal, Jr.	1/21/2015	80,312		$1,182,988
	1/15/2014	69,598		$1,352,985

(a)	The amount is based on the maximum number of shares as of the grant date subject to the award assuming the highest level of performance is achieved (150%) for the performance-based restricted stock grants. The time-based restricted stock grants are included at 100%. The amounts for these awards are presented based upon the fair market value on the date of grant.
(b)	Pursuant to Mr. Hall’s Separation and General Release Agreement, certain of Mr. Hall’s stock awards were modified on January 1, 2016 to time-based vesting and are no longer subject to performance measures. Awards with respect to a total of 235,643 shares were changed to time-based vesting as a result of the Separation and General Release Agreement. The values in the above tables are based on the grant-date and do not reflect the modification.
(2)	The Compensation Committee approved fiscal 2015 performance bonuses for the NEOs on February 22, 2016, and the bonuses were paid on February 26, 2016. For fiscal 2015, the payments of non-equity incentive plan compensation included a stretch bonus due to achievement of certain performance measures. See further discussion in the “Annual Performance Bonus” section of our CD&A.

(3)	The following table provides details about each component of the “All Other Compensation” column from the Fiscal 2015 Summary Compensation Table above.

Name	Year	401(k) Employer Contribution (a)	Term Life Insurance (b)	Disability Insurance (c)	Restricted Stock Dividends (d)	Miscellaneous (e)	Total All Other Compensation
Kurt C. Hall	2015	$6,360	$892	$1,452	$291,128	$—	$299,832
	2014	$6,240	$890	$1,356	$199,098	$—	$207,584
	2013	$6,120	$873	$1,356	$111,658	$1,774	$121,781
Clifford E. Marks	2015	$6,360	$895	$1,508	$272,740	$—	$281,503
	2014	$6,240	$858	$1,356	$195,868	$—	$204,322
	2013	$6,120	$842	$1,356	$103,034	$1,862	$113,214
David J. Oddo	2015	$5,332	$205	$1,218	$40,658	$—	$47,413
	2014	$6,162	$201	$1,124	$26,930	$—	$34,417
	2013	$3,870	$175	$979	$7,268	$—	$12,292
Jeffrey T. Cabot	2015	$3,710	$229	$1,339	$41,207	$—	$46,485
	2014	$4,211	$225	$1,249	$28,383	$—	$34,068
	2013	$4,241	$215	$1,202	$7,953	$—	$13,611
Ralph E. Hardy	2015	$6,360	$340	$1,452	$76,201	$—	$84,353
	2014	$6,240	$334	$1,356	$53,268	$—	$61,198
	2013	$6,120	$327	$1,356	$29,008	$—	$36,811
Alfonso P. Rosabal, Jr.	2015	$6,360	$386	$1,452	$120,796	$—	$128,994
	2014	$6,240	$305	$1,356	$87,636	$—	$95,537

(a)	Represents matching contributions made pursuant to NCM LLC’s defined contribution 401(k) Plan. Eligible employees, including the NEOs, are eligible for a discretionary contribution under the 401(k) plan on base pay up to IRS limits.
(b)	Represents imputed income for term life insurance coverage.
(c)	Represents imputed income for long-term and short-term disability insurance coverage.
(d)	Dividends are accrued and paid only when vested. Dividends that are accrued on unvested restricted stock are reported in the year such amounts accrue instead of the year paid, based on an SEC staff interpretation. These dividends are payable to the executive only if and to the extent the restricted stock vests and is not forfeited. The amounts above include both ordinary and special dividends declared which were $0.88 per share in 2015, $1.38 per share in 2014 and $0.88 per share in 2013. The Company assigned probability weightings to the restricted stock dividends at the end of each fiscal year based upon its expectations of the performance conditions being met and shares ultimately vesting.
(e)	Represents business-related awards, gifts and prizes and taxable fringe benefits for Messrs. Hall and Marks.
(4)	Compensation for Mr. Rosabal is only provided for 2014 and 2015, as he was appointed as the Company’s Executive Vice President, Chief Operations Officer and Chief Technology Officer on December 27, 2013.

FISCAL 2015 GRANTS OF PLAN-BASED AWARDS

The following table shows the awards granted to our NEOs for our 2015 fiscal year.

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options	Exercise of Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards ($) (3)
Name	Grant Date	Thres1hold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kurt C. Hall	N/A	$199,011	$796,042	$1,194,063	—	—	—	—	—	—	—
	1/21/2015	—	—	—	27,050	108,198	162,297	—	—	—	$1,593,757
	1/21/2015	—	—	—	—	—	—	36,066	—	—	$531,252
Clifford E. Marks	N/A	$401,091	$802,182	$1,203,273	—	—	—	—	—	—	—
	1/21/2015	—	—	—	19,542	78,168	117,252	—	—	—	$1,151,415
	1/21/2015	—	—	—	—	—	—	52,112	—	—	$767,610
	4/10/2015	—	—	—	2,356	9,422	14,133	—	—	—	$149,998
	4/10/2015	—	—	—	—	—	—	6,282	—	—	$100,009
David J. Oddo	N/A	$22,474	$89,897	$134,846	—	—	—	—	—	—	—
	1/21/2015	—	—	—	1,717	6,866	10,299	—	—	—	$101,136
	1/21/2015	—	—	—	—	—	—	20,598	—	—	$303,409
Jeffrey T. Cabot	N/A	$25,146	$100,582	$150,873	—	—	—	—	—	—	—
	1/21/2015	—	—	—	1,707	6,828	10,242	—	—	—	$100,576
	1/21/2015	—	—	—	—	—	—	20,485	—	—	$301,744
Ralph E. Hardy	N/A	$55,917	$223,667	$335,501	—	—	—	—	—	—	—
	1/21/2015	—	—	—	6,074	24,295	36,443	—	—	—	$357,865
	1/21/2015	—	—	—	—	—	—	16,197	—	—	$238,582
Alfonso P. Rosabal, Jr.	N/A	$47,953	$255,750	$383,625	—	—	—	—	—	—	—
	1/21/2015	—	—	—	9,267	37,067	55,601	—	—	—	$545,997
	1/21/2015	—	—	—	—	—	—	24,711	—	—	$363,993

(1)	Amounts represent potential cash bonus amounts if targets are achieved for 2015 performance for each NEO. The Compensation Committee may, at its discretion, reduce the amount of any awards payable under the Executive Performance Bonus Plan by up to 25%. See our Summary Compensation Table for amounts paid.
(2)	Represents performance-based restricted stock grants made in 2015 under the Equity Incentive Plan. The restricted stock awards provide that the award will accrue dividends payable subject to vesting. For additional information regarding equity awards see “Long-Term Incentives” in the CD&A and “Equity Incentive Plan Information.” Values for Mr. Hall do not reflect the modification to his equity awards on January 1, 2015.
(3)	Grant date fair value of stock and option awards was calculated in accordance with GAAP. Some of the 2015 restricted stock awards are scheduled to vest based upon achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measuring period and are presented in the table based on target amounts. Refer to footnote (2) to our Summary Compensation Table for the maximum number of shares that could be awarded.

Non-Equity Incentive Plan Awards

Refer to our Summary Compensation Table for the actual payouts for fiscal 2015, 2014 and 2013. Additional information about these awards and our actual performance is included in our CD&A, “Annual Performance Bonus.”

Equity Incentive Plan Awards

During fiscal 2015, each of our NEOs received awards under our Equity Incentive Plan. Additional information about the awards is included in our CD&A, “Long-Term Incentives.”

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2015

	Stock Option Awards				Restricted Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date (1)	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested (2)
Kurt C. Hall	237,864	—	$16.43	1/14/2020	—		—	—	—
	227,689	—	$17.79	1/13/2021	—		—	—	—
	490,445	—	$15.83	4/4/2021	—		—	—	—
	75,896	—	$12.73	1/12/2022	—		—	—	—
	—	—	—	—	—		—	96,710	$1,519,314
	—	—	—	—	10,745	(4)	$168,804	—	—
	—	—	—	—	—		—	79,090	$1,242,504
	—	—	—	—	17,576	(7)	$276,119	—	—
	—	—	—	—	—		—	108,198	$1,699,791
	—	—	—	—	36,066	(8)	$566,597	—	—
Clifford E. Marks	182,964	—	$17.79	1/13/2021	—		—	—	—
	38,543	—	$23.28	9/7/2021	—		—	—	—
	40,659	—	$12.73	1/12/2022	—		—	—	—
	—	—	—	—	—		—	92,349	$1,450,803
	—	—	—	—	10,261	(4)	$161,200	—	—
	—	—	—	—	—		—	62,685	$984,781
	—	—	—	—	25,808	(7)	$405,444	—	—
	—	—	—	—	—		—	78,168	$1,228,019
	—	—	—	—	52,112	(8)	$818,680	—	—
	—	—	—	—	—		—	9,422	$148,020
	—	—	—	—	6,282	(9)	$98,690	—	—
David J. Oddo	3,098	—	$20.34	2/13/2017	—		—	—	—
	1,033	—	$18.88	4/29/2018	—		—	—	—
	1,264	—	$17.79	1/13/2021	—		—	—	—
	562	—	$12.73	1/12/2022	—		—	—	—
	—	—	—	—	—		—	2,871	$45,103
	—	—	—	—	319	(4)	$5,011	—	—
	—	—	—	—	—		—	3,750	$58,913
	—	—	—	—	416	(5)	$6,535	—	—
	—	—	—	—	—		—	3,750	$58,913
	—	—	—	—	416	(6)	$6,535	—	—
	—	—	—	—	—		—	3,919	$61,567
	—	—	—	—	6,801	(7)	$106,844	—	—
	—	—	—	—	—		—	6,866	$107,865
	—	—	—	—	20,598	(8)	$323,595	—	—
Jeffrey T. Cabot	7,744	—	$12.73	1/12/2022	—		—	—	—
	—	—	—	—	—		—	5,933	$93,207
	—	—	—	—	659	(4)	$10,353	—	—
	—	—	—	—	—		—	3,750	$58,913
	—	—	—	—	416	(5)	$6,535	—	—
	—	—	—	—	—		—	4,288	$67,364
	—	—	—	—	7,609	(7)	$119,537	—	—
	—	—	—	—	—		—	6,828	$107,268
	—	—	—	—	20,485	(8)	$321,819	—	—
Ralph E. Hardy	22,143	—	$8.93	1/15/2019	—		—	—	—
	19,745	—	$17.79	1/13/2021	—		—	—	—
	13,163	—	$12.73	1/12/2022	—		—	—	—
	—	—	—	—	—		—	25,115	$394,557
	—	—	—	—	2,790	(4)	$43,831	—	—
	—	—	—	—	—		—	17,048	$267,824
	—	—	—	—	7,019	(7)	$110,268	—	—
	—	—	—	—	—		—	24,295	$381,674
	—	—	—	—	16,197	(8)	$254,455	—	—
Alfonso P. Rosabal, Jr.	77,443	—	$18.57	11/4/2020	—		—	—	—
	26,981	—	$17.79	1/13/2021	—		—	—	—
	7,994	—	$12.73	1/12/2022	—		—	—	—
	5,163	—	$13.66	8/2/2022	—		—	—	—
	—	—	—	—	—		—	30,541	$479,799
	—	—	—	—	3,393	(4)	$53,304	—	—
	—	—	—	—	—		—	32,592	$512,020
	—	—	—	—	13,807	(7)	$216,908	—	—
	—	—	—	—	—		—	37,067	$582,323
	—	—	—	—	24,711	(8)	$388,210	—	—

(1)	Options generally expire prior to the expiration date if the NEO terminates employment. Pursuant to Mr. Hall’s Separation and General Release Agreement, his outstanding stock options still expire on the original expiration date, despite his termination of employment.

(2)	Amounts are based on the closing stock price, $15.71 per share, on December 31, 2015 based on the target level of performance.
(3)	The restricted stock awards are scheduled to vest based on achievement of the actual cumulative “Free Cash Flow” target at the end of the three-year measuring period. Refer to CD&A for discussion of cumulative Free Cash Flow.
(4)	The restricted stock vests 33.33% per year commencing on January 16, 2014, subject to continuous service.
(5)	The restricted stock vests 33.33% per year commencing on May 1, 2014, subject to continuous service.
(6)	The restricted stock vests 33.33% per year commencing on August 14, 2014, subject to continuous service.
(7)	The restricted stock vests 33.33% per year commencing on January 15, 2015, subject to continuous service.
(8)	The restricted stock vests 33.33% per year commencing on January 21, 2016, subject to continuous service.
(9)	The restricted stock vests 33.33% per year commencing on April 10, 2016, subject to continuous service.

See “Long-Term Incentives” in the CD&A for additional information.

OPTION EXERCISES AND STOCK VESTED AT DECEMBER 31, 2015

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Kurt C. Hall	—	$—	19,533	$291,999
Clifford E. Marks	—	$—	23,165	$345,847
David J. Oddo	—	$—	4,553	$67,778
Jeffrey T. Cabot	—	$—	4,880	$72,758
Ralph E. Hardy	—	$—	6,300	$94,057
Alfonso P. Rosabal, Jr.	—	$—	10,296	$153,506

(1)	Amounts are based on the difference between the market price of our shares at exercise and the exercise price of the options.
(2)	Amounts are based on the closing stock price on the date realized.

Potential Payments Upon Termination or Change in Control

The following summaries set forth potential payments payable to our NEOs upon termination of their employment or a change in control of NCM, Inc. under their employment agreements, as amended, and under the Equity Incentive Plan. The following discussion is based on the assumption that the actual bonus amount would be the target amount reported as a non-equity incentive plan award in the Grants of Plan Based Awards table. Actual payments may be more or less than the amounts described below. In addition, the Company may enter into new arrangements or modify these arrangements, from time to time. Each employment agreement provides definitions for the termination reasons.

The following table assumes the executive’s employment was terminated under each of these circumstances on December 31, 2015 and such payments and benefits have an estimated value of:

	Cash Severance (1)	Bonus (1)	Medical Insurance (2)	Term Life Insurance (2)	Disability Insurance (2)	401(k) Employer Contribution (2)	Value of Accelerated Equity Awards (3)
Kurt C. Hall (a)	$2,388,127	$1,191,277	$45,316	$2,310	$3,977	$17,172	$5,473,128
Clifford E. Marks (b)
Without Cause or For Good Reason or Expiration of Agreement	$825,000	$1,200,465	$25,276	$895	$1,508	$6,360	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$5,295,637
Death	—	$1,200,465	$25,276	—	—	—	—
Disability*	$412,500	$1,200,465	$25,276	$895	$1,508	—	—
Ralph E. Hardy (b)
Without Cause or For Good Reason or Expiration of Agreement	$298,222	$334,717	$18,957	$340	$1,452	$6,360	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$1,452,609
Death	—	$334,717	$18,957	—	—	—	—
Disability*	$149,111	$334,717	$18,957	$340	$1,452	—	—
Alfonso P. Rosabal, Jr. (b)
Without Cause or For Good Reason or Expiration of Agreement	$341,000	$382,730	$25,276	$386	$1,452	$6,360	—
Without Cause or For Good Reason 3 months prior or one year following a Change of Control	—	—	—	—	—	—	$2,232,564
Death	—	$382,730	$25,276	—	—	—	—
Disability*	$170,500	$382,730	$25,276	$386	$1,452	—	—

*	net of amounts offset by disability insurance payments

(1)	If the employment of the NEO is terminated by NCM, Inc. for reasons other than disability, death or cause, or the executive resigns for good reason, as defined in the agreement, or his agreement is not renewed on substantially equal terms, he will be entitled to severance for a specified period and any annual bonuses awarded but not yet paid. If the NEO’s employment terminates due to his death, his beneficiaries will receive his base salary paid through the end of the month of his death. Except for Mr. Hall, if the NEO terminates employment on account of his disability, in exchange for a release of claims against the Company, he will be entitled to his base salary for a period of six months following termination, offset by any disability benefits provided under a company sponsored benefit arrangement.

(a)	Mr. Hall resigned as President, Chief Executive Officer and Chairman on January 1, 2016. The amounts in this table represent actual amounts paid to Mr. Hall in connection with his termination. Pursuant to his Separation and General Release Agreement, Mr. Hall received cash severance of two times Mr. Hall’s 2015 base salary plus his 2015 target bonus, less any required taxes, deductions, or withholdings. Mr. Hall also received his full bonus for 2015, including a stretch bonus as described in the Compensation Discussion and Analysis.

(b)	Mr. Marks, Mr. Hardy and Mr. Rosabal’s severance represents base salary paid over 12 months based on his base salary in effect on January 20, 2016.

(2)	Except for Mr. Hall, if the employment of a NEO is terminated by NCM, Inc. for reasons other than disability, death or cause, or he resigns for good reason, as defined in the agreement, the NEO is entitled to receive an amount equal to NCM, Inc.’s premium costs or other contributions made by the Company on behalf of each NEO with respect to all employee benefit plans or programs that such NEO was participating in on the date of his termination of employment, for a specified period. If the NEO terminates employment on account of his death or disability, he or his beneficiaries will be entitled to one year of continued coverage under the NCM, Inc. medical and health insurance plan pursuant to COBRA.

(a)	Mr. Hall resigned as President, Chief Executive Officer and Chairman on January 1, 2016. The amounts in this table represent actual amounts paid to Mr. Hall in connection with his termination. Pursuant to his Separation and General Release Agreement, Mr. Hall received payments equal to the amounts the Company would have paid to the providers of the Company’s medical, health and life insurance plans in respect of Mr. Hall’s coverage for a 24-month period, grossed up by 35% to take into account additional taxes that would be owed by Mr. Hall and (ii) on his behalf to the Company 401(k) plan for the 24-month period immediately following his resignation date grossed up by 35% to take into account additional taxes that would be owed by Mr. Hall.

(b) Amounts for Mr. Marks, Mr. Hardy and Mr. Rosabal represent a 12-month period.

(3)	Under the Equity Incentive Plan, if within three months prior to or one year after the consummation of a change of control, as defined in the plan, the NEO’s employment is terminated by NCM, Inc., its affiliate or a successor in interest without cause or by the NEO for good reason, both as defined in the plan, then all outstanding options and stock appreciation rights shall become immediately exercisable and all other awards shall become vested and any restrictions will lapse. Amounts are based on the closing stock price, $15.71 per share, on December 31, 2015.

Employment Agreements

The following provides a discussion of the employment agreements among NCM, Inc. and our NEOs. In addition, the employment agreement with Andrew J. England, the company’s CEO as of January 1, 2016 is described below. Mr. Hall resigned on January 1, 2016 and his consulting agreement that became effective upon his resignation is described below. Mr. Oddo and Mr. Cabot do not have employment agreements. The Compensation Committee believes these employment agreements are consistent with the industry standard in our industry for top executives. The agreements provide for payments and benefits if each executive’s employment with the Company and its affiliates is terminated (i) without cause (as defined in the agreements), (ii) for good reason (as defined in the agreements), (iii) without cause or good reason three months prior to or within one year following a change of control (as defined in the agreements), (iv) in the event of death, and (v) in the event of disability. See “Potential Payments Upon Termination or Change in Control” for additional information about such payments and benefits.

Andrew J. England

Mr. England’s employment agreement provides that he will serve as Chief Executive Officer of NCM, Inc. The employment agreement is effective January 1, 2016 and shall terminate on the earlier of (i) December 31, 2018 and (ii) the termination of Mr. England’s employment under the agreement. The employment agreement initially provided that Mr. England be paid an initial base salary at the rate of $750,000 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. In addition to base salary, Mr. England is eligible to receive an annual cash bonus pursuant to the Company’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee at a target of 100% of base salary. Mr. England also received a one-time, time-based restricted share award granted effective on the commencement of employment, with a grant date fair market value equal to $750,000 that vests in three equal installments on each of the first three anniversaries of the grant date. Mr. England shall also have the opportunity to receive annual stock awards of at least $1,500,000 based on the achievement of certain goals as determined by the Compensation Committee.

If Mr. England’s employment is involuntarily terminated by the Company, on the 60th day following the effective date of such termination he will receive a lump sum cash payment in an amount equal to 200% of his annual base salary plus 100% of the target bonus. In addition, Mr. England will receive a cash bonus, pro-rated for the actual days of employment and based on the actual achievement of performance targets. If Mr. England’s employment is involuntarily terminated during the 12-month period following a change of control (as defined in the agreement), on the 60th day following the effective date of such termination he will receive (i) a lump sum cash payment in an amount equal to 250% of his annual base salary plus 200% of the target bonus and (ii) a bonus based upon the target bonus before applying the proration for the number of days in the applicable performance period that had elapsed prior to the date of termination. For up to 18 months following any such termination of employment, the Company will pay Mr. England an amount equal to 150% of the monthly premium paid by Mr. England for COBRA coverage under the Company’s group health and dental plans. Under the agreement, during his employment and for a one-year period following employment, Mr. England has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. England has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Kurt C. Hall

Mr. Hall has a consulting agreement with the Company pursuant to which Mr. Hall will, as directed by the Board or Andrew J. England, provide transitional services through January 31, 2018. In exchange for these services, in addition to the consideration provided his Separation and General Release Agreement, Mr. Hall will receive a monthly consulting fee equal to $41,677 for the first twelve months of his consultancy and $23,077 for the next thirteen months of his consultancy. Mr. Hall is also entitled to reimbursement for his reasonable, documented out-of-pocket business expenses incurred in connection with the services to be provided by him under his consulting agreement. Under the consulting agreement, Mr. Hall’s incentive awards will continue to vest during the consulting period in accordance with their terms and conditions under the Equity Incentive Plan. However, the Company’s Compensation Committee and the Board amended Mr. Hall’s equity grants as follows: (i) 37.5% of Mr. Hall’s 2013 performance-based awards were converted to time-based awards and vested on January 16, 2016; (ii) 100% of Mr. Hall’s 2014 and 2015 performance-based awards were converted to time-based awards and will vest in 1/3 increments on each of the first three anniversaries of the applicable original grant date (resulting in 67% of Mr. Hall’s total original 2014 restricted share performance-based award grant being vested on January 15, 2016 and 33% of Mr. Hall’s total original 2015 restricted share performance-based award grant being vested on January 21, 2016); and (iii) Mr. Hall is permitted to exercise any vested stock options granted in 2006, 2010, 2011 and 2012 through their original expiration date, irrespective of Mr. Hall’s status as a director, officer or consultant of the Company. Additionally, the Compensation Committee and the Board amended the terms of Mr. Hall’s incentive awards to provide that Mr. Hall’s resignation was not considered a termination of service under such incentive awards and, therefore, his unvested incentive awards shall continue to vest under the terms and conditions of the Equity Incentive Plan as if Mr. Hall were as a Service Provider thereunder, as defined in the agreement.

If the consulting agreement is terminated by the Company for Cause (as defined in the agreement) or by Mr. Hall as permitted therein, Mr. Hall will receive any earned but unpaid portion of the consulting fee and reimbursement of any reasonable business expenses actually incurred prior to the termination date. If the Company terminates the consulting agreement without Cause or Mr. Hall terminates the consulting agreement For Good Reason (as defined in the agreement), all of Mr. Hall’s unvested incentive awards shall vest immediately and (i) the Company will continue to pay Mr. Hall, on a monthly basis, the consulting fees that he would have received had the consulting agreement continued for the remainder of the twenty-four month term and (ii) Mr. Hall will receive reimbursement for any reasonable business expenses actually incurred prior to the termination date. Pursuant to the consulting agreement, Mr. Hall is also subject to customary non-competition, non-solicitation and non-disparagement restrictions for the term of the consulting agreement and for one year following the expiration or termination of the consulting agreement, in which Mr. Hall will be prohibited from, among other things, directly or indirectly, working for, providing services to or serving as a director of a company that provides cinema advertising services in the United States or any affiliate of such company. The consulting agreement also includes a general release in favor of the Company. As consideration for such release, Mr. Hall received a payment of $25,000.

Clifford E. Marks

Mr. Marks’ employment agreement, provides that he will serve as the President of Sales & Marketing of NCM, Inc. The employment agreement is effective May 8, 2015 through December 31, 2017 and will be automatically renewed for one year on each December 31 unless notice of termination is given by either party. Under this agreement, Mr. Marks base salary was increased 7.5% to $825,000 per year effective April 15, 2015. The Compensation Committee set Mr. Marks’ base salary at $841,500 effective January 2016. The Compensation Committee will review Mr. Marks’ salary at least annually. In addition to base salary, Mr. Marks is eligible to receive an annual cash bonus pursuant to the Company’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event longer than 12 months), Mr. Marks has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Marks has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Ralph E. Hardy

Mr. Hardy’s employment agreement provides that he will serve as the Executive Vice President and General Counsel of NCM, Inc. The term of employment terminates on each December 31, but will be considered automatically renewed unless notice of termination is given by either party.

The agreement initially provided that Mr. Hardy be paid an initial base salary at the rate of $221,728 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee set Mr. Hardy’s base salary at $292,154 and $298,222 and $304,187 effective January 2014, January 2015 and January 2016, respectively. In addition to base salary, Mr. Hardy is eligible to receive an annual cash bonus pursuant to the Company’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event longer than 12 months), Mr. Hardy has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Hardy has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Alfonso P. Rosabal, Jr.

Mr. Rosabal’s employment agreement provides that he will serve as the Executive Vice President, Chief Technology Officer and Chief Operations Officer of NCM, Inc. The term of employment terminates on each December 31, but will be considered automatically renewed unless notice of termination is given by either party. The agreement initially provided that Mr. Rosabal be paid an initial base salary at the rate of $268,400 per year, subject to further annual increases at the discretion of the Compensation Committee based on previous year performance, market conditions and other factors deemed relevant by the Compensation Committee. The Compensation Committee set Mr. Rosabal’s base salary at $341,000 and $410,000 effective January 2015 and January 2016. In addition to base salary, Mr. Rosabal is eligible to receive an annual cash bonus pursuant to the Company’s annual Performance Bonus Plan based upon attainment of performance goals determined by the Compensation Committee. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event longer than 12 months), Mr. Rosabal has agreed not to compete with NCM, Inc. or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Rosabal has also agreed not to divulge or disclose customer lists or trade secrets of NCM, Inc. or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

NON-EMPLOYEE INDEPENDENT DIRECTOR COMPENSATION

Non-Employee Directors

For our 2015 fiscal year, our directors who were not our employees or employees of our founding members (“independent directors”) received annual cash retainers and meeting fees as follows.

$45,000 per annum	Retainer for each independent director
$12,000 per annum	Additional retainer for serving as Lead Director
$12,000 per annum	Additional retainer for serving as Chairman of the Audit Committee
$6,000 per annum	Additional retainer for serving as Chairman of the Compensation Committee or Nominating and Governance Committee
$1,750 per meeting	Fee for attending meetings of the board of directors
$1,750 per meeting	Fee for attending meetings of the Audit Committee
$1,200 per meeting	Fee for attending meetings of the Compensation Committee or Nominating and Governance Committee
$1,200 per meeting	Fee for attending meetings of the Special Committee

Non-employee directors received a grant of 7,468 restricted stock units at $14.73 per share on January 21, 2015. The restricted stock units will be settled in shares of the Company’s common stock. The restricted stock units vested on February 21, 2016 and had a value of $15.05 per share based on the closing price of the Company’s common stock on the trading day preceding the vesting date. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting. We reimburse all of our directors for reasonable travel, lodging and other expenses related to their service on our board of directors.

In January 2016, the Nominating and Governance Committee considered compensation for 2016 for non-employee directors, other than our Non-Employee Executive Chairman, and recommended no change to the cash fees or restricted stock unit value. Non-employee directors received a grant of 7,328 restricted stock units at $15.01 per share on January 20, 2016. The restricted stock units will be settled in shares of the Company’s common stock. The restricted stock units are scheduled to vest on February 20, 2017, subject to continuous service. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting.

In January 2016, the Compensation Committee recommended and the board of directors approved compensation for the Non-Employee Executive Chairman of $405,000 in cash and a grant of restricted stock units equivalent to $270,000 based upon the closing price of the Company’s common stock on January 20, 2016 (17,988 restricted stock units at $15.01 per share). The restricted stock units will be settled in shares of the Company’s common stock and are scheduled to vest on January 20, 2017, subject to continuous service. The restricted stock unit awards include the right to receive dividend equivalents, subject to vesting. Further, the Compensation Committee recommended and the board of directors approved a one-time payment of $600,000 in cash and a grant of restricted stock units equivalent to $400,000 based upon the closing price of the Company’s common stock on January 20, 2016 (26,648 restricted stock units at $15.01 per share) for extraordinary services provided during 2015 undertaken in his role as the Company’s lead director, including for work in connection with the succession of the Company’s past Chief Executive Officer to the Company’s new Chief Executive Officer on January 1, 2016. The restricted stock units vested immediately on January 20, 2016.

Employee Directors

Our employees and employees of our founding members who also serve as directors receive compensation for their services as employees from their respective employers, but they do not receive any additional compensation from us for their service as our directors.

FISCAL 2015 NON-EMPLOYEE INDEPENDENT DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	All Other Compensation (3)	Total
Lawrence A. Goodman	$120,350	$110,004	$6,572	$236,926
David R. Haas	$125,600	$110,004	$6,572	$242,176
Stephen L. Lanning	$92,950	$110,004	$6,572	$209,526
Thomas F. Lesinski	$73,000	$110,004	$6,572	$189,576
Paula Williams Madison	$84,000	$110,004	$6,572	$200,576
Scott N. Schneider	$123,200	$110,004	$6,572	$239,776

(1)	The following table provides details about each component of the “Fees Earned or Paid in Cash” column from the Fiscal 2015 Director Compensation Table above.

Name	Annual Retainer	Lead Director/Committee Chair Retainer	Meeting Fees	Total Fees Earned or Paid in Cash
Lawrence A. Goodman	$45,000	$6,000	$69,350	$120,350
David R. Haas	$45,000	$12,000	$68,600	$125,600
Stephen L. Lanning	$45,000	$6,000	$41,950	$92,950
Thomas F. Lesinski	$45,000	$—	$28,000	$73,000
Paula Williams Madison	$45,000	$—	$39,000	$84,000
Scott N. Schneider	$45,000	$12,000	$66,200	$123,200

(2)	The amounts represent the aggregate grant date fair value of the restricted stock unit awards as computed under ASC 718 and do not represent cash payments made to the individuals or amounts realized. The grant date fair value of the awards was $14.73 per share for Mr. Goodman, Mr. Haas, Ms. Madison, Mr. Lanning, Mr. Lesinski and Mr. Schneider.
(3)	During 2015, NCM, Inc. accrued per share dividends of $0.22 on March 12, 2015, May 26, 2015, August 20, 2015 and November 20, 2015, respectively.

The restricted stock units are also subject to the terms and provisions of the Equity Incentive Plan. The following table provides details about the “Stock Awards” column from the Fiscal 2015 Director Compensation Table above and outstanding stock awards at December 31, 2015.

	Fiscal 2015 Grants				Outstanding Equity Awards at December 31, 2015
Name	Grant Date	Number of Shares of Stock	Grant Date Fair Value of Stock Awards (a)		Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested (b)
Lawrence A. Goodman	1/21/2015	7,468	$	110,004	7,468	$	117,322
David R. Haas	1/21/2015	7,468	$	110,004	7,468	$	117,322
Stephen L. Lanning (c)	1/21/2015	7,468	$	110,004	7,468	$	117,322
Thomas F. Lesinski	1/21/2015	7,468	$	110,004	7,468	$	117,322
Paula Williams Madison	1/21/2015	7,468	$	110,004	7,468	$	117,322
Scott N. Schneider	1/21/2015	7,468	$	110,004	7,468	$	117,322

(a)	Calculated in accordance with ASC Topic 718 as described in footnote (1) to the Fiscal 2015 Director Compensation Table above and based on a stock price of $14.73.
(b)	Amounts are based on the closing stock price, $15.71 per share, on December 31, 2015.
(c)	Mr. Lanning elected to defer delivery of his shares until February 21, 2017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Before the completion of our IPO in February 2007, NCM LLC was wholly owned by the founding members. After the IPO, NCM LLC was owned by NCM, Inc. and the founding members. In connection with the IPO, we entered into several agreements to define and regulate the relationships among us, NCM LLC and the founding members. Except as described in this section, we do not expect to have any material arrangements with NCM LLC, the founding members or any of our or their respective directors, officers or other affiliates going forward, other than ordinary course business relationships. As of December 31, 2015, NCM, Inc. owned approximately 43.8% of the outstanding common membership units in NCM LLC, and the founding members collectively owned approximately 56.2% of the outstanding common membership units in NCM LLC. NCM, Inc. is the sole managing member of NCM LLC.

Further transactions between NCM, Inc. and our founding members, if any, have been and will continue to be approved by our Audit Committee, which is composed of independent members of our board of directors, or another committee comprised entirely of independent members of our board. Our Audit Committee charter authorizes the Audit Committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party, including our founding members.

Transactions with Founding Members

Exhibitor Services Agreements

In connection with the IPO, NCM LLC and each of AMC, Cinemark and Regal executed an amended and restated exhibitor service agreement (“ESA”), effective as of February 13, 2007, which replaced the exhibitor services agreements previously in effect. In connection with the sale of the Fathom business, on December 26, 2013, NCM LLC and each of AMC, Cinemark and Regal amended and restated the ESAs to remove those provisions addressing the rights and obligations related to the digital programming services of the Fathom Events business as described under “— Other Transactions - Sale of Fathom Events Business to AC JV, LLC”. Certain basic terms of the ESAs are discussed below:

Advertising Services. Under the ESAs, NCM LLC is the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members). The ESAs have a term of 30 years from the completion of the IPO, with a five-year right of first refusal to enter into a services agreement for the services provided under the ESA with the applicable founding member on terms equivalent to those offered by a third-party.

The advertising services include the on-screen advertising of the FirstLook pre-show, use of the lobby entertainment network or LEN and lobby promotions. The pre-show is generally 20 to 30 minutes long. The FirstLook pre-show includes up to two minutes for the founding members to be used to promote various activities associated with operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, founding member special events and vendors of non-film related services provided to theatres, only if the promotion is incidental to the vendor’s service (called theatre advertising).

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to NCM LLC’s founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During the first six months of 2015, we sold 60 seconds to NCM LLC’s founding members and during the last six months of 2015, we sold 60 seconds to two of NCM LLC’s founding members and 30 seconds to one of NCM LLC’s founding members. Per the ESA, the annual CPM change equals the prior year annual percentage change in the advertising CPM charged by NCM LLC to unaffiliated third parties during the last few minutes of the FirstLook pre-show, limited to the highest advertising CPM being then-charged by NCM LLC.

In the lobby, the founding members are required to provide a specified number of LEN screens according to the number of auditoriums in the theatre. The founding members have the right to install additional screens in their theatre lobbies, but these screens can only be used for limited strategic programs, described below, concessions and theatre advertising. NCM LLC’s founding members may conduct a limited number of lobby promotions at no charge in connection with the promotion of motion pictures and their strategic programs; however, such activities do not reduce the lobby promotions inventory available to us.

Payments. In consideration for access to the founding members’ theatre attendees for on-screen advertising and use of the founding members’ theatres for the LEN and lobby promotions, the founding members receive a monthly theatre access fee. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen, which may be adjusted for any advertising exhibited by some, but not all, theatres or founding members because of content objections or technical capacity. The theatre access fee paid to founding members included an additional fee for digital cinema systems connected to our advertising network. The payment per theatre patron increases by 8% every five years with the next such increase occurring in 2017. The payment per digital screen and for the digital cinema systems increases annually by 5%. In 2015, the theatre access fee aggregate payments to the founding members totaled $72.5 million. Also in 2015, total revenue from the founding members related to beverage concessionaire agreements totaled $30.0 million.

Net Payments to Founding Members. In 2015, the net payments to each founding member for theatre access fees and payments for use of their screens, less the purchase from NCM LLC of advertising under the founding member’s beverage concessionaire agreements were $14.7 million to AMC, $11.3 million to Cinemark and $16.5 million to Regal, respectively.

NCM LLC Operating Agreement

NCM, Inc., AMC, Cinemark and Regal executed the NCM LLC third amended and restated limited liability company operating agreement, effective as of February 13, 2007, which was amended on March 16, 2009 (to permit NCM LLC to provide advertising to a variety or out-of-home advertising venues), and on August 6, 2010 and September 3, 2013 (in each case, to modify the timing of written notice should a founding member desire to exercise its option to redeem common membership units). Certain basic terms of the restated operating agreement are as follows.

Manager of NCM LLC. NCM, Inc. is a member and the sole manager of NCM LLC. As the sole manager, NCM, Inc. controls all of the day to day business affairs and decision-making of NCM LLC through our officers and directors without the approval of any other member. Furthermore, we cannot be removed as manager of NCM LLC. As long as we are the manager of NCM LLC, unless the founding members approve, our business will be limited to owning and managing the common units, managing the business of NCM LLC, fulfilling our obligations under the Exchange Act, and activities incidental to the foregoing. We are not entitled to compensation for our services as manager except as provided in the Management Services Agreement described under “– Transactions with NCM LLC – Management Services Agreement” below or as otherwise approved by the members under the restated operating agreement. We are entitled to reimbursement by NCM LLC for our reasonable out-of-pocket expenses incurred by us on its behalf. In connection with entering into the Screenvision merger agreement, which was terminated in March 2015, the founding members acknowledged that NCM LLC would indemnify us with respect to the termination fee and any costs incurred in connection with the proposed Screenvision merger.

Issuance of Units upon Exercise or Vesting of Equity Compensation. Upon the exercise of options we have issued or the vesting of shares for other types of equity compensation, we will have the right to acquire from NCM LLC a number of common units equal to the number of our shares being issued in connection with the exercise of options or vesting of shares for other types of equity compensation.

In consideration for such units, we will contribute to NCM LLC the consideration we received for the exercise of options or vesting of shares for other types of equity compensation. In 2015, we acquired 288,228 units due to vesting of restricted stock and exercise of options and contributed $1.3 million to NCM LLC.

Founding Member Approval Rights. If any director designee to our board of directors designated by NCM LLC’s founding members under the Director Designation Agreement, described below, is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve certain actions of NCM LLC as identified in the restated operating agreement.

Distributions. We are required to make mandatory distributions to members of all “Available Cash,” as defined in the restated operating agreement. Available Cash does not include amounts drawn or paid under NCM LLC’s working capital line of credit. The mandatory distributions must occur quarterly. In 2015, available cash distributions totaled $148.5 million. Of that amount, the portion payable to NCM, Inc., AMC, Cinemark and Regal totaled $66.4 million, $23.8 million, $28.7 million and $29.6 million, respectively.

Common Unit Redemption Right. Members have a redemption right to exchange common membership units of NCM LLC for our shares of common stock on a one-for-one basis (as adjusted for certain events), or at our option, a cash payment equal to the market price of one share of our common stock. Under our amended and restated certificate of incorporation, upon the surrender of the NCM LLC common units, we will then contribute cash or shares of our common stock to NCM LLC in exchange for an amount of newly issued common units equal to the number of units surrendered by the redeeming member. NCM LLC will then distribute the cash or shares of common stock to the redeeming member to complete the redemption. During the fourth quarter of 2015, AMC exercised the redemption right of an aggregate 200,000 common membership units, whereby AMC surrendered 200,000 common membership units to NCM LLC for cancellation. The Company contributed an aggregate 200,000 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC to complete the redemption.

Common Unit Adjustment Agreement

NCM, Inc., NCM LLC, AMC, Cinemark, and Regal executed the common unit adjustment agreement, effective as of February 13, 2007. The common unit adjustment agreement provides a mechanism for adjusting membership units held by the founding members based on increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre (subject to certain exceptions). Decreases in the number of screens are included in the unit adjustment if arising from disposition of a theatre (subject to certain exceptions).

NCM LLC adjusts its membership units annually, except that an earlier adjustment will occur for a founding member if it acquires or disposes of theatres, in a single transaction or cumulatively that will result in a change of two percent or more in the total annual attendance of all founding members (called an extraordinary attendance increase or decrease). The changes in annual attendance are calculated based on attendance at the relevant theatres during the prior twelve fiscal months; however, if an acquired theatre has not been operating during the twelve prior fiscal months, the change in annual attendance will be calculated based on 75% of the projected annual attendance for such theatre, with a subsequent adjustment for the actual attendance.

On March 31, 2015, NCM LLC issued 469,163 common membership units to AMC, 1,074,910 common membership units to Cinemark and 616,842 common membership units to Regal for the 2014 fiscal year common unit agreement adjustment. Neither NCM, Inc. nor NCM LLC received any cash consideration in exchange for the issuance of the units.

On December 16, 2015, NCM LLC issued 4,399,324 common membership units to AMC in connection with the closing of its acquisition of Starplex Cinemas and other newly built theatres, as the acquisition and newly built theatres resulted in an extraordinary attendance increase. Neither NCM, Inc. nor NCM LLC received any cash consideration in exchange for the issuance of the units.

Theatre and attendance information is being provided to us by our founding members and we expect the calculation for our 2015 fiscal year common unit adjustment to be completed pursuant to the provisions in the common unit adjustment agreement in the first quarter of 2016.

Tax Receivable Agreement

NCM, Inc., NCM LLC, AMC, Cinemark, and Regal executed the tax receivable agreement, effective as of February 13, 2007, as amended on April 29, 2008 (to permit NCM, Inc. to make estimated payments to each of the founding members or ESA parties).

The tax receivable agreement provides for the effective payment by us to the founding members of 90% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realized as a result of certain increases in our proportionate share of tax basis in NCM LLC’s tangible and intangible assets resulting from our IPO and related transactions, including increases attributable to payments made under the tax receivable agreement. These tax benefit payments are not conditioned upon one or more of the founding members maintaining a continued ownership interest in either NCM LLC or NCM, Inc. We expect to benefit from the remaining 10% of cash savings, if any, that we may actually realize.

Under the tax receivable agreement, cash savings in income and franchise tax are computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no increase in our proportionate share of tax basis in NCM LLC’s tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement generally applies to our taxable years up to and including the 30th anniversary date of our IPO and will continue until any utilized benefits are no longer subject to potential audit or examination by a taxing authority. The term of the tax receivable agreement may, however, be terminated at an earlier date in the event that we exercise our right to terminate the agreement pursuant to an early termination procedure that requires us to pay the founding members an agreed upon amount equal to the present value of the estimated remaining payments to be made under the revenue sharing agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreement varies depending upon a number of factors (including the timing of any redemptions of common membership units in NCM LLC by our founding members, the extent to which such redemptions are taxable, the trading price of shares of our common stock at the time of any such redemptions, and the amount and timing of our income), we expect the payments that we may effectively make to the founding members could be substantial. If the Internal Revenue Service or other taxing authority were to subsequently challenge any of our cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the tax receivable agreement require the founding members to repay to us an amount equal to the prior payments effectively made by us in respect of such disallowed cash savings, plus a proportionate share of any applicable interest and penalties. In such an event, and if a founding member is unable to make a timely repayment to us under the terms of the tax receivable agreement, we will have the ability to cause NCM LLC to offset against payments owed to the founding member. The repayment obligation is a several liability of each founding member and not a joint liability among the founding members.

As of December 31, 2015, we had a balance recorded for the payable to our founding members under the tax receivable agreement of approximately $166.5 million, of which the Company expects to make $3.5 million for the 2014 taxable year and $22.7 million for the 2015 taxable year. In 2015, pursuant to the terms of the tax receivable agreement, we made estimated payments of $6.5 million to AMC, $5.1 million to Cinemark and $9.5 million to Regal, respectively for the 2012 and 2014 taxable years.

Software License Agreement

NCM LLC, AMC, Cinemark, Regal CineMedia Corporation (“RCM”) and Digital Cinema Implementation Partners, LLC, a company jointly owned by the founding members (“DCIP”), executed the Second Amended and Restated Software License Agreement effective as of February 13, 2007 (the “license agreement”). Certain basic terms of the license agreement are discussed below:

AMC and RCM granted to NCM LLC an exclusive license (subject to certain exceptions) to identified technology for use in the United States with respect to the services provided under the ESAs. The founding members and DCIP each granted to NCM LLC a license, subject to certain limitations, to any existing and future developments of such party based on the licensed technology that has application to the services provided under the ESAs. NCM LLC granted to the founding members a license, subject to certain limitations, to any NCM LLC developments that existed at the IPO date based on licensed technology, solely for the founding members’ internal business purposes that are outside of the services that are defined in the ESAs (but not including digital cinema applications). NCM LLC granted DCIP a license, subject to certain exceptions, to any existing and future NCM LLC developments that may have digital cinema applications.

Director Designation Agreement

NCM, Inc., AMC, Cinemark and Regal executed the director designation agreement effective as of February 13, 2007.

So long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, the founding member has the right to designate two nominees to our ten-member board of directors who are voted upon by our stockholders. At least one of the designees of such founding member must qualify as an “independent director” at the time of designation so that a majority of the members of the board are “independent directors” under the Nasdaq rules. Any remaining directors will be selected for nomination by our Nominating and Governance Committee. During the time that any founding member has designation rights, we will not take any action to change the size of our board from ten. We have agreed to include each director designee in the board’s slate of nominees submitted to our stockholders for election of directors and in the proxy statement prepared by management for every meeting of our stockholders called with respect to the election of members of the board, subject to certain exceptions.

If a vacancy occurs because of the death, disability, resignation or removal of a director designee, then the board, or any board committee, will not vote, fill the vacancy or take any action subject to supermajority board approval under our amended and restated certificate of incorporation until (i) the founding member has designated a successor director designee and the board has appointed such successor director designee, (ii) the founding member fails to designate a successor director designee within 10 business days of such vacancy, or (iii) the founding member has waived its rights to designate a successor director designee and has consented to the board, or any board committee, taking a vote on the specified actions prior to the board filling the vacancy with a successor director designee.

Registration Rights Agreement

NCM, Inc., AMC, Cinemark and Regal executed the registration rights agreement effective as of February 13, 2007.

The registration rights agreement requires us to use our reasonable efforts to file a registration statement on the first business day after the one-year anniversary of the closing of our IPO to register all registrable securities held by the founding members that are not already registered, if necessary, and to file resale registration statements after that time for any additional registrable securities that we issue to any founding member in the future, within 20 days after such issuance. Additionally, we must maintain effectiveness of these mandatory registration statements until the earlier of the time when the founding members have disposed of all their registrable securities and the time when all registrable securities held by the founding members are eligible for resale under specified securities regulations. We are responsible for the expenses in connection with the registration of securities pursuant to the registration rights agreement.

We filed a Form S-3 automatic shelf registration statement covering 69,543,579 shares on December 16, 2014, which was declared effective immediately. On April 10, 2015, we filed a post-effective amendment to the registration statement covering 2,160,915 additional shares, which was declared effective immediately. On January 20, 2016, we filed a post-effective amendment to the registration statement covering 4,399,324 additional shares, which was declared effective immediately.

Joint Defense Agreements

NCM, Inc., NCM LLC and the founding members from time to time may enter into a joint defense and common interest agreement, under which the parties agree to cooperate and share information in order to advance their shared interests in owning and operating NCM LLC.

Agreements with Founding Members—Services

In 2015, AMC, Cinemark and Regal purchased approximately $0.2 million of NCM LLC’s advertising inventory for their own use. In addition, NCM LLC paid approximately $1.3 million in aggregate to AMC, Cinemark and Regal for the purchases of movie tickets and concession products primarily for marketing to NCM LLC’s advertising clients.

Other Transactions

Sale of Fathom Events Business to AC JV, LLC

On December 26, 2013, NCM LLC sold the Fathom Events business to AC JV, LLC owned 32% by each of the founding members and 4% by us. In consideration for the sale, NCM LLC received a total of $25.0 million in promissory notes from our founding members (one-third or approximately $8.3 million from each founding member). The notes bear interest at a fixed rate of 5.0% per annum, compounded annually. Interest and principal payments are due annually in six equal installments commencing on December 26, 2014. Due to the related party nature of the transaction, we formed a committee of independent directors that hired a separate legal counsel and an investment banking firm who advised the committee and rendered an opinion as to the fairness of the transaction. During 2015, we received interest on the notes of approximately $1.0 million. NCM LLC’s investment in AC JV, LLC was $1.2 million as of December 31, 2015. During the year ended December 31, 2015, NCM LLC received a cash distribution from AC JV, LLC of $0.2 million and recorded equity in earnings of $0.1 million for AC JV, LLC. As described above, NCM LLC amended and restated the ESAs with each of the founding members to remove those provisions addressing the rights and obligations related to the digital programming services of the Fathom Events business, which rights and obligations were conveyed to AC JV, LLC. In connection with the sale, we entered into a transition services agreement and a services agreement:

Transition Services Agreement with AC JV, LLC. NCM LLC entered into a transition services agreement with AC JV, LLC upon the closing of the sale of Fathom Events. Under the agreement, NCM LLC provided certain corporate overhead services for a fee and was reimbursed for the use of facilities and certain services including creative, technical event management and event management for AC JV, LLC for a period of nine months following closing. The parties extended the transition services agreement, during which extended period NCM would continue to provide certain limited services for a fee. During the year ended December 31, 2015, we received approximately $0.1 million under this agreement.

Services Agreement with AC JV, LLC. NCM LLC entered into a services agreement with AC JV, LLC upon the closing of the sale of Fathom Events. The agreement grants AC JV, LLC advertising on-screen and on our LEN and a pre-feature program prior to Fathom events reasonably consistent with what was previously dedicated to Fathom. In addition, the services agreement provides that we will assist with event sponsorship sales in return for a share of the sponsorship revenue. NCM LLC has also agreed to provide creative and media production services for a fee. The term of the agreement coincided with the ESAs, subject to certain exceptions.

Agreement with LA Live

During 2009, NCM LLC entered into a digital content agreement with LA Live Cinemas LLC, an affiliate of The Anschutz Corporation, for NCM LLC to provide in-theatre advertising to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other network affiliates. In 2015, we incurred advertising operating costs of approximately $0.2 million for payments made to LA Live Cinemas LLC under the agreement.

Agreement with AEG Live

NCM LLC entered into an agreement with AEG Live, an affiliate of The Anschutz Corporation, for AEG Live to showcase musical artists in our FirstLook preshow. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company, which is the controlling stockholder of Regal. We received approximately $1.6 million from AEG Live for these services we provided during 2015.

Agreement with Specific Media

NCM LLC had an agreement with Specific Media, LLC, an interactive media company, under which we have purchase inventory from them and Specific Media sells our remnant inventory. Lawrence A. Goodman, an independent director, serves on the board of directors of Specific Media, LLC, a privately held company. During 2015, Specific Media generated $0.0 million in revenue for NCM LLC and NCM LLC had accounts receivable of approximately $0.3 million as of December 31, 2015.

Transactions with NCM LLC

Management Services Agreement

On February 13, 2007, NCM, Inc. and NCM LLC executed the management services agreement under which we provide certain management services to NCM LLC, including services typically provided by the individuals serving in the positions of chief executive officer, president of sales, executive vice president and chief financial officer (interim co-chief financial officers), executive vice president and chief technology and operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses us for compensation and other expenses of our officers and employees and for certain out-of-pocket costs. NCM LLC provides administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that our employees may participate in NCM LLC’s benefit plans, and that NCM LLC employees may participate in the National CineMedia, Inc. 2007 Equity Incentive Plan. Pursuant to this agreement, NCM LLC paid us approximately $17.2 million during 2015.

Review, Approval or Ratification of Transactions with Related Persons

Since the completion of our IPO in February 2007, our written Statement Of Policy With Respect To Related Party Transactions has required that transactions between us and a Related Person (as defined in the policy) where the aggregate amount involved will or may be expected to exceed $500,000 be approved by our Audit Committee with any related party transactions below $500,000 disclosed to our Audit Committee, which is comprised of independent members of our board of directors, in accordance with the guidance in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Our Audit Committee charter authorizes the Audit Committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party, including our founding members.

The following transactions are exempt from this policy:

(1)	transactions where the Related Person’s interest arises solely from ownership of our common stock and all holders of our common stock receive proportional benefits;

(2)	any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Nominating and Governance Committee; and

(3)	any employment by us of an executive officer if the related compensation is required to be reported in our proxy statement under Item 402 of Regulation S-K and the compensation has been approved by the Compensation Committee.

The policy provides for pre-approval of a particular category of related party transactions, provided that:

(a)	a proposed pre-approved transaction or series of related transactions would be in the ordinary course of business of NCM, Inc. or NCM LLC, as applicable, and would not require (i) payments to one or more related parties during any fiscal year in excess of $500,000, or (ii) receipt of payments during any fiscal year from one or more related parties in excess of $500,000, or (iii) the receipt or transfer of any tangible or intangible property, other than cash, having a fair market value in excess of $500,000; and

(b)	the terms and conditions of any such transaction or series of related transactions are fair and reasonable to NCM, Inc. or NCM, LLC, as applicable, as determined by NCM, Inc.’s Chief Executive Officer and Chief Financial Officer, in the exercise of their reasonable discretion.

In such cases, the Chief Executive Officer and Chief Financial Officer may authorize, on behalf of the Audit Committee, the entering into of such transaction or series of transactions by NCM, Inc. or NCM, LLC, as applicable. However, a listing of such approved transactions must be provided to the Audit Committee on a periodic basis.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Beneficial Ownership

Our common membership units are not publicly traded and are owned by AMC, Cinemark, Regal and NCM, Inc. as described further below. Our manger, NCM, Inc. has common stock issued and outstanding.

The following table sets forth information regarding the beneficial ownership of NCM, Inc.’s common stock as of June 30, 2016, by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers “NEOs”;

•	each of our directors and nominees for director; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. As of June 30, 2016, the percentage of beneficial ownership for NCM, Inc. is based on 62,386,811 shares of common stock outstanding (including unvested restricted stock) and 137,156,732 membership units outstanding for NCM LLC, of which 59,836,399 are owned by NCM, Inc. Unless indicated below, the address of each individual listed below is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112- 3405.

Name of Beneficial Owner	Shares of NCM, Inc. Common Stock	NCM LLC Common Membership Units (1)	Percent of NCM, Inc. Common Stock
Five Percent Stockholders
Regal Entertainment Group and Affiliates (“Regal”) (2)	—	27,072,701	31.2%
Cinemark Holdings, Inc. and Affiliates (“Cinemark”) (3)	—	26,384,644	30.6%
American Multi-Cinema, Inc. and Affiliates (“AMC”) (4)	200,000	23,862,988	28.7%
Janus Capital Management LLC and Affiliates (5)	6,753,853	—	11.3%
Arrowpoint Asset Management, LLC (6)	5,360,340	—	9.0%
The Vanguard Group, Inc. and Affiliates (7)	4,092,692	—	6.8%
BlackRock, Inc. (8)	3,352,962	—	5.6%
Stephens Investment Management Group, LLC (9)	3,092,734	—	5.2%
Directors and Executive Officers
Andrew J. England	148,542	—	*
Kurt C. Hall (10)	1,771,138	—	2.9%
Clifford E. Marks (11)	618,447	—	1.0%
Katherine L. Scherping	25,455		*
David J. Oddo (12)	66,533	—	*
Jeffrey T. Cabot (13)	71,203	—	*
Ralph E. Hardy (14)	196,878	—	*
Alfonso P, Rosabal, Jr. (15)	297,893	—	*
Peter B. Brandow (16)	—	—	0.0%
Lawrence A. Goodman	35,905	—	*
David R. Haas	52,485	—	*
Stephen L. Lanning	12,320	—	*
Thomas F. Lesinski	7,468	—	*
Paula Williams Madison	—	—	0.0%
Lee Roy Mitchell (16)	—	—	0.0%
Craig R. Ramsey (16)	—	—	0.0%
Scott N. Schneider	59,633	—	*
All directors, nominees for director and executive officers as a group (17 persons)	3,363,900	—	5.3%

*	Less than one percent
(1)	NCM LLC common membership units are redeemable at any time at the option of the holder. Upon any redemption, we may choose whether to redeem the units for shares of our common stock on a one-for-one basis or for a cash payment equal to the market price of shares of NCM, Inc. common stock. If each member of NCM LLC chooses to redeem all of its NCM LLC common membership units and we elected to issue shares of NCM, Inc. common stock in redemption of all of the units, AMC would receive 23,862,988 shares of NCM, Inc. common stock, Cinemark would receive 26,384,644 shares of NCM, Inc. common stock and Regal would receive 27,072,701 shares of NCM, Inc. common stock. These share amounts would represent 17.4%, 19.2% and 19.8%, respectively, of our outstanding common stock, assuming that all of the NCM LLC units are converted into our common stock.

(2)	Includes Regal Entertainment Group, Regal Entertainment Holdings, Inc., Regal Cinemas Corp., Regal Cinemas Inc., Regal CineMedia Holdings, LLC and Regal Cinemedia Corp. at 7132 Regal Lane, Knoxville, Tennessee 37918 and Anschutz Company and Phillip F. Anschutz at 555 Seventeenth Street, Suite 2400, Denver, Colorado 80202. Represents beneficial ownership as of March 17, 2016 based on the Statement of Changes in Beneficial Ownership of Securities on Form 4 filed on March 18, 2016.
(3)	Includes Cinemark Holdings, Inc., Cinemark USA Inc. and Cinemark Media, Inc. The address of these stockholders is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Represents beneficial ownership as of March 17, 2016 based on the Statement of Beneficial Ownership of Securities on Form 4 filed on March 21, 2016.
(4)	Includes American Multi-Cinema, Inc., AMC Entertainment Inc., AMC Starplex, LLC and AMC Entertainment Holdings, Inc. The address of these stockholders is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211. Represents beneficial ownership as of December 16, 2015 based on the Statement of Beneficial Ownership of Securities filed on Schedule 13D/A filed on December 22, 2015.
(5)	The address of these stockholders is 151 Detroit Street, Denver, Colorado 80206. Represents beneficial ownership as of December 31, 2015 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 16, 2016. These securities are owned by various individual and institutional investors, including Janus Triton Fund (which owns 3,721,196 shares, representing 6.2% of the shares outstanding), for which Janus Capital Management LLC (“Janus Capital”) serves as investment advisor. For purposes of the reporting requirements of the Exchange Act, Janus Capital is deemed to be a beneficial owner of such securities; however, Janus Capital expressly disclaims that it is, in fact, the beneficial owner of such securities.
(6)	The address of this stockholder is 100 Fillmore Street, Suite 325, Denver, Colorado 80206. Represents beneficial ownership as of December 31, 2015 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 16, 2016.
(7)	Includes Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The address of these stockholders is 100 Vanguard Blvd. Malvern, Pennsylvania 19355. Represents beneficial ownership as of December 31, 2015 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on February 10, 2016.
(8)	The address of this stockholder is 55 East 52nd Street, New York, New York 10055. Represents beneficial ownership as of December 31, 2015 based on the Statement of Beneficial Ownership filed on Schedule 13G/A on January 27, 2016.
(9)	Includes Stephens Investment Management Group, LLC, Stephens Investments Holdings LLC, Stephens Inc. and Warren A. Stephens. The address of these stockholders is 111 Center Street, Little Rock, Arkansas 72201. Represents beneficial ownership as of December 31, 2015 based on the Statement of Beneficial Ownership filed on Schedule 13G on February 12, 2016.
(10)	Includes 1,031,894 stock options that were vested and exercisable within 60 days of June 30, 2016. Mr. Hall served as our President, Chief Executive Officer and Chairman until January 1, 2016.
(11)	Includes 262,166 stock options that were vested and exercisable within 60 days of June 30, 2016.
(12)	Includes 5,957 stock options that were vested and exercisable within 60 days of June 30, 2016. Mr. Oddo served as our Principal Financial Officer until August 11, 2016 when Ms. Scherping was appointed. Mr. Oddo remains employed by the Company.
(13)	Includes 7,744 stock options that were vested and exercisable within 60 days of June 30, 2016. Mr. Cabot served as our Principal Accounting Officer until August 11, 2016 when Ms. Scherping was appointed. Mr. Cabot remains employed by the Company.
(14)	Includes 55,051 stock options that were vested and exercisable within 60 days of June 30, 2016.
(15)	Includes 117,581 stock options that were vested and exercisable within 60 days of June 30, 2016.
(16)	Mr. Brandow, Mr. Mitchell and Mr. Ramsey are members of our board of directors that are employed by our founding members who receive compensation for their services as employees from their respective employers, but they do not receive any additional compensation (including equity awards) from us for their service as our directors.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under “—Certain definitions.” In this description, the words “the Company” refer solely to National CineMedia LLC and not to any subsidiaries that it may form or acquire in the future.

The Company issued $250 million in aggregate principal amount of 5.750% senior notes due 2026 under an indenture dated August 19, 2016 (as amended, supplemented or amended and restated from time to time, the “Indenture”), between the Company and Wells Fargo Bank, National Association as trustee (the “Trustee”). The original notes were issued in a private transaction that is not subject to the registration requirements of the Securities Act. The notes include the terms stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The terms of the exchange notes are identical in all material respects to the original notes except that the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will be free of any covenants regarding registration rights. References to the “notes” refer to both the original notes and exchange notes. The exchange notes will not represent new Indebtedness of the Company.

The following description is only a summary of the material provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture because that agreement, not this description, define your rights as holders of the notes. You may request copies of the Indenture at the address set forth below under the heading “Additional information.”

Brief description of the notes

The notes:

•	will be unsecured;

•	will be equal in right of payment with all existing and future senior Indebtedness of the Company (including the Credit Agreement and the 2022 notes), without giving effect to collateral arrangements;

•	will rank senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•	will be effectively subordinated in right of payment to all of the Company’s existing and future senior secured Indebtedness (including the Credit Agreement and the 2022 notes) to the extent of the value of the collateral securing such other Indebtedness; and

•	will be effectively subordinated to all liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes.

The notes will not be guaranteed by any subsidiaries that the Company may form or acquire in the future except in the very limited circumstances set forth below under “—Certain covenants—Future guarantors.”

Principal, maturity and interest

The notes will mature on August 15, 2026. The Company issued $250 million of notes in the offering of original notes and, subject to compliance with the limitations described under “—Certain covenants—Limitation on consolidated indebtedness” and “—Certain covenants—Limitation on Liens securing indebtedness” the Company can issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that the Company issues in the future will be identical in all respects to the notes, except that notes issued in the future will have different issuance prices and issuance dates and may have different CUSIP numbers. The Company will issue notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest on the notes will accrue at a rate of 5.750% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2017. The Company will pay interest to those persons who were holders of record at the close of business on the February 1 and August 1 immediately preceding the interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The notes will be the Company’s general unsecured obligations and will rank senior in right of payment to all of the Company’s existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equal in right of payment with all existing and future Indebtedness of the Company that is not subordinated in right of payment to the notes, without giving effect to collateral arrangements, and will be effectively subordinated in right of payment with all existing and future Indebtedness of the Company that is secured to the extent of the value of the collateral securing such other Indebtedness. As of June 30, 2016, after giving effect to the issuance of the notes and the application of the net proceeds therefrom as described under “Use of Proceeds,” the Company would have had outstanding approximately $305 million of Indebtedness under the Credit Agreement and $400 million of Indebtedness under the 2022 notes, which would have been effectively senior to the notes to the extent of the value of the collateral securing such Indebtedness.

The notes also will be effectively subordinated to the liabilities of any subsidiaries that the Company may form or acquire in the future, unless those subsidiaries become guarantors of the notes. As of the Issue Date, the Company has no subsidiaries, and any subsidiaries that the Company may form or acquire in the future will only be required to Guarantee the notes in very limited circumstances. See “Certain covenants—Future guarantors.” In the event of a bankruptcy, liquidation or reorganization of any subsidiaries that the Company may form or acquire in the future that are not guarantors of the notes, those subsidiaries will be required to pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets or proceeds thereof to the Company.

Optional redemption

The notes will not be redeemable at the option of the Company prior to August 15, 2021, except as set forth below.

At any time prior to August 15, 2021, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and notice” below, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after August 15, 2021, the Company may redeem all or any portion of the notes, at once or over time, after giving the required notice described under “—Selection and notice” below, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on August 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption price
2021	102.875%
2022	101.917%
2023	100.958%
2024 and thereafter	100.000%

At any time prior to August 15, 2019, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 105.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1) at least 65% of the original aggregate principal amount of the notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Equity Offering.

Selection and notice. If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by lot or in accordance with DTC’s applicable procedures; provided, however, that notes will not be redeemed in an amount less than the minimum authorized denomination of $2,000. Notice of redemption shall be mailed by first class mail (or electronic transmission in the case of notes held in book entry form) not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption of notes may, at the Company’s discretion, be subject to one or more conditions precedent. If a redemption is subject to satisfaction of one or more conditions precedent, the notice of redemption shall describe each such condition and, if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all of such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all of such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the redemption date stated in such notice, or by the redemption date so delayed. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Mandatory redemption; open market purchases

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under “—Certain covenants—Limitation on asset sales” and “—Change of control.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Certain covenants

Limitation on consolidated indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, incur any Indebtedness (other than Permitted Indebtedness) unless as of the date such Indebtedness is Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom, each of the following conditions is satisfied: (1) the Senior Leverage Ratio does not exceed 4.75 to 1.00; and (2) the Total Leverage Ratio does not exceed 5.75 to 1.00.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Indebtedness or is entitled to be Incurred pursuant to the ratios set forth in the immediately preceding paragraph, the Company may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant.

Limitation on restricted payments. The Company shall not, and shall not permit its Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend on, or make any distribution in respect of, any of the Company’s or any Subsidiary’s Capital Stock (excluding dividends or distributions payable in the Company’s Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries;

(2) purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Subsidiary thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; or

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement);

(such payments or any other actions described in (1) through (3) above are collectively referred to as “Restricted Payments”) except the following:

(1) so long as no Default or Event of Default shall have occurred and be continuing, the Company may make Restricted Payments to Holdings to permit Holdings to purchase Holdings’ common stock or common stock options from present or former officers, consultants or employees of Holdings, the Company or any Subsidiary upon the death, disability or termination of employment of such officer, consultant or employee; provided, that the aggregate amount of payments under this clause (1) subsequent to the Issue Date (net of any proceeds received by Holdings and contributed to the Company subsequent to the Issue Date in connection with resales of any common stock or common stock options so purchased) shall not exceed $20.0 million;

(2) the Company may pay the Services Fee and Reimbursable Costs (as defined in the Management Agreement) to Holdings pursuant to the terms of the Management Agreement;

(3) the Company may make payments pursuant to the Tax Receivable Agreement in the amount and at the time necessary to satisfy Holdings’ contractual obligations with respect to the actual cash tax benefits payable to the Founding Members, in their capacities as members of the Company, and to the entities that are parties to the ESAs in respect of the tax benefits arising from the modifications of such agreements as of the IPO Date (and to Holdings to the extent that the parties to the ESAs make a payment back to the Company pursuant to the Tax Receivable Agreement to enable Holdings to make a payment to a tax authority); provided that any such payments shall be supported by reasonably detailed calculations delivered to the Trustee no later than five Business Days prior to any such payment;

(4) the Company may make quarterly distributions constituting Restricted Payments to each of its members for income taxes of such member in an amount equal to (x) the estimated or actual taxable income of the Company, as determined for federal income tax purposes, for the period to which the distribution relates multiplied by (y) the Applicable Tax Rate;

(5) so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, in the event the Senior Secured Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.50 to 1.00, an amount equal to (x) 100% of Available Cash for the fiscal quarter immediately preceding such Restricted Payment less (y) the aggregate Fair Market Value of any Investments made by the Company or any of its Subsidiaries pursuant to clause (7) of the definition of “Permitted Investments” from Available Cash for the fiscal quarter immediately preceding such Restricted Payment (this clause (5), the “Available Cash Restricted Payment Provision”);

(6) so long as no Default or Event of Default has occurred and is continuing, the Company may make Restricted Payments of up to, (x) in the event the Total Leverage Ratio (after giving effect to such Restricted Payment) is equal to or less than 6.25 to 1.00, an amount equal to 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Subordinated Obligations of the Company that by their terms or by the terms of any security into which they are convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof (other than pursuant to a “change of control” offer or an “asset sale” offer), in whole or in part, after the Stated Maturity of the notes and (y) 100% of the aggregate Net Cash Proceeds from the issuance or sale after the Issue Date (other than to any Subsidiaries) of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company) or options, warrants or rights to purchase shares of Capital Stock (other than Redeemable Capital Stock) of the Company (or of a direct or indirect parent of the Company the proceeds of which have been contributed to the Company);

(7) the Company may redeem common membership units from a member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(8) the Company may make (x) repurchases of Capital Stock deemed to occur upon the exercise of stock options or the grant, vesting or payment of other equity compensation awards if the Capital Stock represents all or a portion of the exercise price thereof or is to pay related withholding taxes upon exercise of options or upon the grant, vesting or payment of other equity compensation awards (whether such Capital Stock is withheld from the Capital Stock otherwise issuable or is delivered by the holder of the option or other award in satisfaction of any obligation), including, without limitation, repurchases of Capital Stock in connection with equity compensation described in Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the Issue Date), and (y) Restricted Payments by the Company to allow the payment of cash in lieu of the issuance of fractional Capital Stock upon the exercise of options or warrants, upon the conversion or exchange of Capital Stock of the Company or in connection with the common unit adjustment pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date); and

(9) the Company or any Guarantor may make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on consolidated indebtedness” and in each case without any increase in the principal amount thereof or any shortening of the maturity of any principal amount thereof.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

Limitation on investments. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any Investment other than a Permitted Investment.

Limitation on transactions with affiliates. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $10 million, unless:

(1) such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm’s-length dealing with an unaffiliated third party;

(2) such transaction or series of transactions is in the best interests of the Company; and

(3) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

(1) any transaction pursuant to any contract in existence on the Issue Date;

(2) any Restricted Payment permitted to be made pursuant to the provisions of “—Limitation on restricted payments” above;

(3) any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary);

(4) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of, and indemnity provided on behalf of, officers, directors and employees of the Company or any of its Subsidiaries or of Holdings; and

(5) the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any agreements that are described in Holdings’ Annual Report on Form 10-K for the year ended December 31, 2015 and any amendments thereto; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under, any future amendment to such agreements shall only be permitted by this clause (5) to the extent that, as determined by the Board of Directors, the terms of any such amendment, taken as a whole, are not more disadvantageous to the holders of the notes in any material respect than the terms of such agreements in effect on the Issue Date.

Limitation on liens securing indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries of the Company), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the notes or, in respect of Liens on any Guarantor’s property or assets, any Subsidiary Guarantee of such Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on asset sales. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) the Company (or such Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value, as determined by the Board of Directors, of the assets or the Capital Stock subject to such Asset Sale; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that for purposes of this clause (2), each of the following shall be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet (including the footnotes) available for the Company and its Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of such assets and from which the Company and its Subsidiaries are unconditionally released in writing by all creditors with respect to such liabilities;

(b) any securities, notes or other obligations, instruments, or assets received by the Company or such Subsidiary from such transferee that are converted within 180 days after receipt thereof by the Company or such Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c) any Designated Non-Cash Consideration received by the Company or such Subsidiary in such Asset Sale having an aggregate Fair Market Value, as determined by the Board of Directors, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed 5.0% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 450 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Subsidiary, as the case may be) may, at its option, apply such Net Cash Proceeds to:

(1) repay, prepay, purchase, redeem or otherwise retire (a) Indebtedness under Credit Facilities or other Senior Indebtedness, in each case that is secured by a Lien permitted under the Indenture (and, if the Indebtedness repaid is Indebtedness under a Revolving Credit Facility, to correspondingly reduce commitments with respect thereto), or (b) Indebtedness of a Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company; or

(2) acquire, construct, replace, improve or repair assets useful in the Company’s or any Subsidiary’s business.

Pending the final application of any Net Cash Proceeds, the Company (or such Subsidiary, as the case may be) may, at its option, (1) apply the Net Cash Proceeds to temporarily reduce Indebtedness outstanding under any Revolving Credit Facility of the Company or any Subsidiary, or (2) otherwise invest or apply the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant shall constitute “Excess Proceeds.” Within 30 days following the date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall make an offer (an “Asset Sale Offer”) to all holders of notes (the “Note Asset Sale Offer”), and, if required by the terms thereof, an offer to all holders of any other Indebtedness which ranks pari passu in right of payment with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (such Indebtedness, the “Pari Passu Indebtedness” and, such offer, the “Pari Passu Asset Sale Offer”), to purchase, on a pro rata basis (with Excess Proceeds prorated between the holders of notes and such holders of such Pari Passu Indebtedness based upon the respective outstanding aggregate principal amounts (or accreted value, as applicable) on the date the Note Asset Sale Offer and the Pari Passu Asset Sale Offer, respectively, are made), the maximum principal amount of the notes and the maximum principal amount (or accreted value, as applicable) of such Pari Passu Indebtedness that may be purchased out of the respective pro rata amounts of Excess Proceeds. To the extent that the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer and the Pari Passu Asset Sale Offer, respectively, is less than the principal amount of notes or the principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness offered to be purchased in the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, the Company and its Subsidiaries may use those remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes or the aggregate principal amount (or accreted value, if applicable) of such Pari Passu Indebtedness tendered into the Note Asset Sale Offer or the Pari Passu Asset Sale Offer, respectively, exceeds the respective pro rata amounts of Excess Proceeds, the Company shall select such notes or such other Pari Passu Indebtedness, as the case may be, to be purchased on a pro rata basis.

The offer price in any Asset Sale Offer shall be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase (the “Asset Sale Payment Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and will be payable in cash. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

If any non-cash consideration received by the Company or any of its Subsidiaries, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition, at the time of such conversion or disposition, shall be subject to the provisions of this covenant (subject to the proviso of the definition of “Asset Sale”).

If an offer is made to repurchase the notes pursuant to an Asset Sale Offer, the Company shall comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Future guarantors. After the Issue Date, the Company shall cause each Subsidiary which guarantees obligations under the Credit Agreement or any other Indebtedness of the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary shall unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest (including any Special Interest), if any, on the notes on a senior unsecured basis. Each Subsidiary Guarantee shall be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Subsidiary Guarantee as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Notwithstanding the foregoing, if a Guarantor is released and discharged in full from its obligations under its Guarantees of (1) the Credit Agreement and related documentation and (2) all other Indebtedness of the Company and any Guarantor, then the Subsidiary Guarantee of such Guarantor shall be automatically and unconditionally released and discharged.

SEC reports. Whether or not required by the SEC, so long as any notes are outstanding, the Company will furnish to the holders of the notes, or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system):

(1) within 60 days of the end of any fiscal quarter (other than any fiscal quarter end that coincides with the end of a fiscal year), all quarterly and, within 120 days of the end of any fiscal year, annual financial statements (including footnote disclosure) that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, as applicable, if the Company were required to file these Forms (other than separate financial statements of any subsidiary of the Company that would be due solely to the fact that such Subsidiary’s securities secure the notes as required by Rule 3-16 of Regulation S-X under the Securities Act (or any successor regulation)), and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file these reports to the extent such reports relate to the occurrence of any event which would require an 8-K to be filed pursuant to the following Items set forth in the instruction to Form 8-K: (i) Item 1.03 Bankruptcy or Receivership, (ii) Item 2.01 Completion of Acquisition or Disposition (other than with respect to acquisitions and dispositions not exceeding $25 million), (iii) Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off Balance Sheet Arrangement (other than with respect to lease obligations incurred in the ordinary course of business and not in excess of $25 million), (iv) Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement, (v) Item 2.06 Material Impairment, (vi) Item 4.01 Change in Certifying Accountant, (vii) Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, (viii) Item 5.01 Change in Control and (ix) Item 5.02 Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers;

provided, however, that (A) reports provided pursuant to clauses (1) and (2) shall not be required to comply with (i) Sections 302 (Corporate Responsibility for Financial Reports), 906 (Corporate Responsibility for Financial Reports) and 404 (Management Assessment of Internal Controls) of the Sarbanes-Oxley Act of 2002, and Items 307 (Disclosure Controls and Procedures), 308 (Internal Control Over Financial Reporting) and 402 (Executive Compensation) of Regulation S-K; or (ii) Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any non-U.S. GAAP financial measures contained therein and (B) reports and information provided pursuant to clauses (1) and (2) shall not be required to be accompanied by any exhibits consisting of commercial agreements (not including notes or other debt instruments) with customers and suppliers.

Notwithstanding anything herein to the contrary, for purposes of clause (4) under “—Events of default,” the Company shall not be deemed to have failed to comply with its obligations under this “SEC Reports” covenant to file with the SEC or provide the Trustee and holders of the notes with information, documents and reports until 120 days after the date such information, document or report is required to be so filed with the SEC or provided to the Trustee and the holders of notes, respectively, pursuant to this covenant.

Payments for consent

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Merger and sale of substantially all assets

The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

(1) either:

(a) the Company shall be the continuing entity; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the “Surviving Entity”) shall be a legal entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by supplemental indenture all the Obligations of the Company under the notes and the Indenture and its obligations under any Registration Rights Agreement;

(2) immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing entity) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of “Certain covenants—Limitation on consolidated indebtedness”; and

(4) each Guarantor, if any (unless it is the other party to the transactions above, in which case clause (1)(b) shall apply), shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the outstanding notes and the Indenture, and its obligations under any Registration Rights Agreement shall continue to be in effect.

In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor entity formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes, the Indenture and the Registration Rights Agreement, with the same effect as if such successor entity had been named as the Company therein.

In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing entity, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes, the Indenture and the Registration Rights Agreement.

Change of control

Upon the occurrence of a Change of Control, the Company shall be required to make an offer (a “Change of Control Offer”) to purchase all outstanding notes (as described in the Indenture) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of their principal amount plus accrued and unpaid interest (including any Special Interest), if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail or electronically, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The Change of Control Offer is required to remain open for at least 20 Business Days.

The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company’s knowledge of any specific effort to accumulate the Company’s stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

The Credit Agreement provides that a Change of Control would constitute a default thereunder. In addition, the Company’s ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company’s failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and also may constitute a default under future debt of the Company. The Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “—Modification and waiver.”

The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

“2022 notes” means the $400.0 million aggregate principal amount of the Company’s 6.00% senior secured notes due 2022 outstanding on the Issue Date.

“Adjusted Consolidated EBITDA” means, as to the Company and its Subsidiaries for a particular period, the sum of:

(1) Consolidated EBITDA of the Company and its Subsidiaries for such period; plus

(2) amounts received by the Company during such period pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining Consolidated EBITDA of the Company and its Subsidiaries under clause (1) of this definition for such period; plus

(3) the aggregate amount of cash payments received by the Company during such period pursuant to Section 4(b) of the Common Unit Adjustment Agreement (as in effect on the Issue Date) to the extent such amounts are not otherwise included in determining Consolidated EBITDA of the Company and its Subsidiaries under clause (1) of this definition for such period.

“Affiliate” means, with respect to any specified Person:

(1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(2) any other Person that owns, directly or indirectly, 10% or more of such Person’s Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to any notes on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess, if any, of

(a) the present value at such redemption date of (i) the redemption price of the note at August 15, 2021 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required interest payments due on such note through August 15, 2021 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such note.

“Applicable Tax Rate” means (1) 40% or (2) if, at the time of the relevant distribution described in clause (4) of “—Certain covenants—Limitation on restricted payments,” the highest combined federal, state and local marginal rate applicable to corporate taxpayers residing in New York City, New York, taking into account the deductibility of state and local income taxes for federal income tax purposes shall exceed 40%, such higher rate.

“Asset Sale” means:

(1) the sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of any assets; provided that any such disposition of all or substantially all of the assets of the Company or any disposition that constitutes a Change of Control pursuant to the Indenture shall not constitute an Asset Sale and shall be governed by the provisions described above under the caption “—Change of control” and/or the provisions described above under the caption “—Merger and sale of substantially all assets” and not by the provisions described under the caption “—Certain covenants—Limitation on asset sales;” and

(2) the issuance or sale of Capital Stock of any of the Company’s Subsidiaries;

provided, however, that the following shall not be deemed to be Asset Sales:

(a) the disposition of obsolete or worn out assets (including the abandonment of intellectual property) in the ordinary course of business or other assets not practically usable in the business of the Company or its Subsidiaries;

(b) the sale or other disposition of inventory (including advertising, lobby promotions, CineMeetings, sponsorships and digital programming inventory) in the ordinary course of business;

(c) dispositions by the Company of assets (but not all or substantially all of its assets) to any Guarantor;

(d) the sale or issuance of any Subsidiary’s Capital Stock to the Company or any Guarantor;

(e) dispositions (other than leases) of equipment to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

(f) dispositions of cash and Cash Equivalents not otherwise prohibited under the Indenture;

(g) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain covenants—Limitation on restricted payments” or an Investment otherwise permitted by the Indenture;

(h) dispositions by the Company of Holdings Common Stock in connection with the redemption of the Company’s common membership units by any member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(i) leases, subleases and concessions of interest in real, personal and mixed property (and dispositions of such leases, subleases and concessions) in the ordinary course of business;

(j) licenses (and dispositions or cancellations of such licenses) of intellectual property rights by the Company or any of its Subsidiaries, as licensor, in the ordinary course of business;

(k) dispositions of receivables that are compromised or settled for less than the full amount thereof, discounted or extended, in each case in the ordinary course of business;

(l) dispositions of equipment to a network affiliate in the ordinary course of business in connection with the sale or distribution of advertising; and

(m) the disposition of other assets having a book value not to exceed $15.0 million in the aggregate for any fiscal year of the Company.

“Available Cash” means, for a particular period:

(1) the Company’s earnings before interest, taxes, depreciation and amortization (as determined in accordance with GAAP); plus

(2) non-cash items of deduction or loss (other than items related to barter transactions) subtracted in determining the Company’s earnings under clause (1); plus

(3) interest income received by the Company to the extent such income is not otherwise included in determining the Company’s earnings under clause (1); plus

(4) amounts received by the Company pursuant to agreements with any of the ESA Parties granting the Company exclusive rights to access and use certain theatres acquired by the ESA Parties for services pursuant to the ESAs to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(5) amounts received by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(6) amounts received by the Company pursuant to Section 3.5(c) of the Company LLC Operating Agreement (as in effect on the IPO Date) to the extent such amounts are not otherwise included in determining the Company’s earnings under clause (1); plus

(7) net proceeds (after expenses attributable to the sale) from the sale of Company assets to the extent such proceeds are not otherwise included in determining the Company’s earnings under clause (1); plus

(8) for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Increase (as hereinafter defined) attributable to the Distribution Year (as hereinafter defined); plus

(9) for the fourth quarterly period of each fiscal year of the Company, any amounts that the Company was not permitted to distribute to its members for each of the immediately preceding three quarterly fiscal periods of such fiscal year as a result of the application of the Available Cash Restricted Payment Provision (to the extent such amounts are not restricted under the Available Cash Restricted Payment Provision as of the last day of such fourth quarterly fiscal period); less

(10) non-cash items of income or gain (other than items related to barter transactions) added in determining the Company’s earnings under clause (1); less

(11) amounts paid by the Company pursuant to the ESAs, the Management Agreement or other similar agreements to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(12) amounts paid by the Company pursuant to the Common Unit Adjustment Agreement to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1); less

(13) taxes paid by the Company; less

(14) (x) capital expenditures made by the Company, minus (y) any Agreed Increase in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure (as hereinafter defined), plus (z) any Agreed Decrease in Available Cash (as hereinafter defined) in such period relating to a Specified Capital Expenditure; provided that the aggregate amount of all Agreed Decreases in Available Cash relating to any Specified Capital Expenditure for all fiscal quarters must equal the Agreed Increase in Available Cash relating to such Specified Capital Expenditure prior to the Stated Maturity of the notes; less

(15) for the second quarterly period of each fiscal year of the Company, the amount of any Distribution Decrease (as hereinafter defined) attributable to the Distribution Year; less

(16) interest paid by the Company on Specified Funded Indebtedness (as hereinafter defined); less

(17) mandatory principal payments made by the Company on Specified Funded Indebtedness to the extent such principal payments are made from funds other than funds that were restricted pursuant to the Available Cash Restricted Payment Provision; less

(18) amounts (other than interest and principal payments) paid by the Company with respect to Specified Funded Indebtedness to the extent such amounts are not otherwise deducted in determining the Company’s earnings under clause (1);

provided, however, that (A) amounts borrowed under, and optional principal payments made on, revolving credit loans under any Credit Facility shall not be taken into account in determining Available Cash; (B) amounts received or paid by the Company pursuant to the terms of the Tax Receivable Agreement shall not be taken into account in determining Available Cash; (C) for the quarterly period that includes the Issue Date, Available Cash shall be determined beginning on the day following the Issue Date through the last day of such quarterly fiscal period; and (D) proceeds of or any payments made with or out of the proceeds of the notes or any Credit Facilities or any Indebtedness incurred pursuant to the first paragraph under “Certain covenants—Limitation on consolidated indebtedness” or clause (16) of the definition of “Permitted Indebtedness” shall not be taken in account in determining Available Cash. For purposes of this definition of “Available Cash” only, “Specified Funded Indebtedness” means the sum of (x) Indebtedness of the Company pursuant to any Credit Facility, plus (y) the notes, plus (z) additional Indebtedness, or any refinancing thereof, of the Company as permitted under the terms of the Indenture.

For purposes of clause (14) of this definition of Available Cash: (A) the term “Agreed Increase in Available Cash” means, with respect to any Specified Capital Expenditure, the amount of the increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made that was agreed to among the Company and the members of the Company, such amount not to exceed the amount of such Specified Capital Expenditure; (B) the term “Specified Capital Expenditure” means any Capital Expenditure with respect to which (and to the extent that) the Company has agreed with the members of the Company to an Agreed Increase in Available Cash in the fiscal quarter in which such Capital Expenditure is made and to one or more Agreed Decreases in Available Cash in one or more fiscal quarters prior to the Stated Maturity of the notes; and (C) the term “Agreed Decrease in Available Cash” means, with respect to any Specified Capital Expenditure, the amount of the decrease in Available Cash in any quarter that was agreed to among the Company and the members of the Company; provided that the aggregate amount of all such Agreed Decreases in Available Cash for any Specified Capital Expenditure shall not exceed the amount of such Specified Capital Expenditure.

The Company shall determine Available Cash (i) for each quarterly fiscal period of the Company, and (ii) for each fiscal year of the Company (the “Distribution Year”). To the extent Available Cash for the Distribution Year is greater than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain covenants—Limitation on restricted payments” and clause (7) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Increase”), the Distribution Increase shall be added to Available Cash for the second quarterly period in the fiscal year following the Distribution Year.

To the extent Available Cash for the Distribution Year is less than the total amount of Restricted Payments and Investments made pursuant to clause (5) of the second paragraph under “—Certain covenants—Limitation on restricted payments” and clause (7) of “Permitted Investments”, respectively, with respect to the four quarterly fiscal periods in such Distribution Year (the “Distribution Decrease”), the Distribution Decrease shall be subtracted from Available Cash for the second quarterly period in the fiscal year following the Distribution Year.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the Person or Persons who are the managing member, members or managers or any controlling committee of managing members or managers thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function;

provided, that except as otherwise indicated herein, references to “Board of Directors” shall refer to the Board of Directors of Holdings, for so long as Holdings is the manager of the Company under the Company LLC Operating Agreement.

“Board Resolution” means a copy of a resolution, certified by the Secretary of Holdings to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day other than a Saturday or Sunday or other day on which banks in New York, New York, Denver, Colorado, or the city in which the Trustee’s office is located, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located, are authorized or required to be closed.

“Capital Lease Obligations” of any Person means any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests or units (whether general or limited) or membership interests or units (whether general or limited); and

(4) any other interests or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest rating categories obtainable from Moody’s or S&P in each case maturing within six months after the date of acquisition;

(6) readily marketable obligations with maturities of one year or less from the date of acquisition issued or fully guaranteed by any State of the United States of America or any political subdivision or taxing authority thereof having one of the two highest rating categories obtainable from Moody’s or S&P; and

(7) investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of, after the date of the Indenture, any of the following events:

(1) (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding any Founding Member or Holdings, shall become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then issued and outstanding common membership units of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such term is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(2) (a) any Person, other than a Founding Member, acquires the right to (i) elect, or (ii) nominate for election or (iii) designate for nomination pursuant to the Designation Agreement, a majority of the members of the board of directors of Holdings and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such term is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date); or

(3) (a) Holdings shall cease to be the manager of the Company and (b) at such time (i) the supermajority voting procedure required under Section 5.2 of the Holding’s Amended and Restated Certificate of Incorporation (as such Section is in effect on the Issue Date) is not applicable and (ii) no Founding Member is entitled to participate in giving Founding Member Approval (as such term is defined in the Company LLC Operating Agreement on the Issue Date) pursuant to Section 4.3 of the Company LLC Operating Agreement (as such Section is in effect on the Issue Date).

For purposes of this definition of Change of Control only, the term “Founding Member” shall mean (a) each of American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, and (b) each Permitted Transferee (as such term is defined in the Company LLC Operating Agreement on the Issue Date) that constitutes a Founding Member Affiliate.

“Company LLC Operating Agreement” means the Third Amended and Restated Limited Liability Company Operating Agreement of the Company, as the same may be amended, supplemented or otherwise modified from time to time.

“Consolidated EBITDA” of the Company for any period, means Consolidated Net Income of the Company and its Subsidiaries for such period plus, without duplication and to the extent deducted in determining such Consolidated Net Income for such period, the sum of:

(1) expenses for taxes based on income or capital (including franchise and similar taxes),

(2) Consolidated Interest Expense,

(3) depreciation and amortization expense,

(4) amortization of intangibles (including, but not limited to, goodwill) and organization costs,

(5) any extraordinary, unusual or non-recurring charges, expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business),

(6) severance plan costs or expense, and

(7) any other non-cash charges, expenses or losses of the Company and its Subsidiaries, including without limitation, (i) non-cash compensation expenses arising from the issuance by Holdings, the Company or the applicable Subsidiary of equity, options to purchase equity, stock or equity appreciation rights or similar rights to the employees of Holdings, the Company and Subsidiaries of the Company and (ii) non-cash charges related to changes in the exposure of the Company and its Subsidiaries under Currency Hedging Obligations and Interest Rate Protection Agreements, and

minus, to the extent included in determining such Consolidated Net Income for such period, the sum of:

(a) interest income (except to the extent deducted in determining such Consolidated Net Income),

(b) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business),

(c) any other non-cash income, and

(d) any cash payments made during such period in respect of items described in clause (6) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Senior Leverage Ratio, the Senior Secured Leverage Ratio and the Total Leverage Ratio, (i) if at any time during such Reference Period or after the end of such Reference Period and on or prior to the date on which such determination is being made, the Company or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period or after the end of such Reference Period and on or prior to the date on which such determination is made, the Company or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto (taking into account any Pro Forma Cost Savings) as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, “Material Acquisition” means any acquisition of all of the Capital Stock of another Person, or of all or substantially all of the assets of another Person or constituting a business or division of another Person, that involves the payment of consideration by the Company and its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the closing date of such acquisition with respect to which financial statements have been prepared by the Company. “Material Disposition” means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of property or series of related dispositions of property that yields gross proceeds to the Company or any of its Subsidiaries in excess of an amount equal to 10% of Consolidated EBITDA of the Company and its Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such disposition with respect to which financial statements have been prepared by the Company.

“Consolidated Interest Expense” of any Person means, without duplication, for any period, as applied to any Person:

(1) the sum of:

(a) the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

(i) amortization of debt discount;

(ii) the net cost under Interest Rate Protection Agreements (including amortization of discounts);

(iii) the interest portion of any deferred payment obligation; and

(iv) accrued interest; plus

(b) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

(2) the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

“Consolidated Net Income” of any Person for any period means the consolidated net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that in calculating Consolidated Net Income of the Company and its consolidated Subsidiaries for any period, there shall be excluded (1) except as set forth in the second paragraph of the definition of “Consolidated EBITDA,” the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries, (2) the income (or deficit) of any Person (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions and (3) the undistributed earnings of any Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary.

“Consolidated Total Assets” means the consolidated total assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company and its Subsidiaries.

“Credit Agreement” means that certain Credit Agreement, dated February 13, 2007, among the Company, as Borrower, Lehman Commercial Paper Inc., as Administrative Agent, other agents and arrangers party thereto, and certain banks, financial institutions and other entities identified therein as Lenders, as amended or amended and restated, as applicable by (a) that certain Amendment, Resignation, Waiver, Consent and Appointment Agreement, dated March 31, 2010, among the Company, as Borrower, Lehman Commercial Paper Inc., a debtor and debtor in possession and in various capacities, certain required Lenders, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto, (b) Amendment No. 2 to the Credit Agreement, dated as of June 20, 2011, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto, and (c) Amendment No. 3, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto; (d) Amendment No. 4, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto; (e) Amendment No. 5, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto; (f) Amendment No. 6, among the Company, as Borrower, Barclays Bank PLC, as the successor Administrative Agent to Lehman Commercial Paper Inc., and certain other parties thereto; and with respect to the Credit Agreement and each amendment thereto, any related notes, collateral documents, letters of credit, guarantees and other documents, and any appendices, exhibits or schedules to any of the foregoing, as any or all of such agreements may be amended, restated, modified or supplemented from time to time, together with any extensions, revisions, increases, refinancings, renewals, refundings, restructurings or replacements thereof.

“Credit Facilities” means one or more (1) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, including, without limitation, the Credit Agreement, (2) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (3) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Currency Hedging Obligations” means the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Default” means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Subsidiaries in an Asset Sale that is so designated as “Designated Non-Cash Consideration” pursuant to an Officer’s Certificate setting forth the basis of such valuation, executed by a financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-Cash Consideration.

“Designation Agreement” means the Director Designation Agreement dated as of February 13, 2007 among Holdings, American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company, as the same may be amended, supplemented or otherwise modified from time to time.

“Equity Offering” means a public or private sale for cash by the Company or of a direct or indirect parent of the Company (the proceeds of which have been contributed to the Company) of Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), other than public offerings with respect to such Person’s Capital Stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

“ESA Parties” means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark USA, Inc., a Texas corporation, and Regal Cinemas, Inc., a Tennessee corporation.

“ESAs” means the collective reference to (1) the Exhibitor Services Agreement between the Company and American Multi-Cinema, Inc., a Missouri corporation, dated as of February 13, 2007, (2) the Exhibitor Services Agreement between the Company and Cinemark USA, Inc., a Texas corporation, dated as of February 13, 2007, and (3) the Exhibitor Services Agreement between the Company and Regal Cinemas, Inc., a Tennessee corporation, dated as of February 13, 2007, in each case as amended, supplemented or modified from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Notes” means the 2022 notes.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

“Founding Members” means the collective reference to American Multi-Cinema, Inc., a Missouri corporation, Cinemark Media, Inc., a Delaware corporation, and Regal CineMedia Holdings, LLC, a Delaware limited liability company.

“Founding Member Affiliate” means each Founding Member Parent and any Person that, directly or indirectly, is controlled by a Founding Member Parent. For purposes of this definition only, “control” of a Person means the power, directly or indirectly, either to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Founding Member Parent” means each of (a) AMC Entertainment Holdings, Inc. (as successor by merger to Marquee Holdings Inc.) or its successor or any Person that wholly owns AMC Entertainment Holdings, Inc., directly or indirectly, in the future, in the case of American Multi- Cinema, Inc., (b) Cinemark Holdings, Inc. or its successor or any Person that wholly owns Cinemark Holdings, Inc., directly or indirectly, in the future, in the case of Cinemark Media, Inc., and (c) Regal Entertainment Group or its successor or any Person that wholly owns Regal Entertainment Group, directly or indirectly, in the future, in the case of Regal CineMedia Holdings, LLC.

“GAAP” means generally accepted accounting principles in the United States as in effect on the Issue Date, consistently applied.

“Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guaranteed Indebtedness” of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

“Guarantor” means each future Subsidiary of the Company, if any, that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligation” of any Person means any Currency Hedging Obligation entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations and any obligations of such Person pursuant to any Permitted Interest Rate Protection Agreement.

“Holdings” means National CineMedia, Inc., a Delaware corporation.

“Holdings Common Stock” means the common stock, par value $.01 per share, of Holdings.

“Holdings Common Stock Outstanding” shall mean, as of any date of determination, (a) all shares of Holdings Common Stock actually outstanding on such date, (b) all shares of Holdings Common Stock issuable upon conversion or exchange of the common membership units of the Company outstanding on such date, and (c) all shares of Holdings Common Stock issuable upon exercise or conversion of all other options, warrants, evidences of indebtedness, shares (other than the Holdings Common Stock) or other securities outstanding on such date that are convertible or exchangeable for Holdings Common Stock.

“Holdings Total Capitalization” means, as of any date of determination, the sum of:

(1) an amount equal to (a) the number of shares of Holdings Common Stock Outstanding on such date, multiplied by (b) the average of the closing prices of the Holdings Common Stock on the Nasdaq Global Select Market over the 30 day period ending three (3) trading days prior to such date; plus

(2) an amount equal to (a) the aggregate principal amount of all Indebtedness of Holdings and its Subsidiaries and the Company of the type described in clauses (1), (3), (4) and (10) of the definition of “Indebtedness” at such date, less (b) cash and Cash Equivalents of the Company and its Subsidiaries at such date, in each case determined on a consolidated basis in accordance with GAAP; plus

(3) an amount equal to aggregate book value of all outstanding shares of non-convertible preferred stock of Holdings (if any).

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “Certain covenants— Limitation on consolidated indebtedness,” amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

“Indebtedness” means, with respect to any Person, without duplication:

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business;

(2) all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

(3) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(4) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

(5) all obligations of such Person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Capital Stock of such Person on or prior to the Stated Maturity of the notes (other than for consideration consisting of common membership units of the Company or Holdings Common Stock or cash consideration of, or funded (directly or indirectly) by, Holdings);

(6) all indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

(7) all Guaranteed Indebtedness of such Person;

(8) all obligations under Interest Rate Protection Agreements of such Person;

(9) all Currency Hedging Obligations of such Person; and

(10) all Capital Lease Obligations of such Person.

“Interest Rate Protection Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

“Investment” means, with respect to the Company or any of its Subsidiaries, any advance, loan, extension of credit (by way of guarantee or otherwise) or capital contribution to, or purchase of any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting an ongoing business from, or any other investment in, any other Person and the designation of any Subsidiary as an Unrestricted Subsidiary. The amount of any Investment shall be the Fair Market Value on the date of the Investment, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution.

“IPO Date” means February 13, 2007.

“Issue Date” means the date on which the notes are initially issued.

“Lien” means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, hypothecation, assignment for security, deposit arrangement or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

“Management Agreement” means the Management Services Agreement between Holdings and the Company dated February 13, 2007, as the same may be amended, supplemented or modified from time to time.

“Material Permitted Acquisition” means any Permitted Acquisition the consideration for which exceeds, on the closing date of the Permitted Acquisition, 10% of the Holdings Total Capitalization on such date.

“Maturity” means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investor Service, Inc. or any successor to the rating agency business thereof.

“Net Cash Proceeds” means:

(1) with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); and

(2) with respect to any Asset Sale, the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of such Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale and any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of attorneys’ fees, other consultants’ fees, accountants’ fees, investment banking or brokerage fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted under the Indenture on any asset which is the subject of such Asset Sale and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable by the Company, any member thereof or otherwise as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and net of reserve amounts established by the Company or any Subsidiary for liabilities reasonably anticipated in connection with such Asset Sale so long as such reserve amounts are comprised of segregated cash or Cash Equivalents and shall constitute Net Cash Proceeds to the extent such reserve amounts are no longer required to be maintained.

“Net Senior Indebtedness” means, as of any date of determination (1) the aggregate amount of Senior Indebtedness of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “Limitation on consolidated indebtedness,” determined after the application of proceeds therefrom), in each case determined on a consolidated basis in accordance with GAAP.

“Net Senior Secured Indebtedness” means, as of any date of determination, (1) the aggregate amount of Senior Indebtedness secured by a Lien on the assets of the Company and its Subsidiaries as of such date less (2) cash and Cash Equivalents of the Company and its Subsidiaries as of such date (in an amount not to exceed $100 million and, for the avoidance of doubt, in the event that this calculation is being made for purposes of incurrence of Indebtedness under the covenant “Limitation on consolidated indebtedness,” determined after the application of proceeds therefrom), in each case determined on a consolidated basis in accordance with GAAP.

“Net Total Indebtedness” means, as of any date of determination, (1) Net Senior Indebtedness plus (to the extent excluded from Net Senior Indebtedness) (2) any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries, as the case may be, including, without limitation, any Subordinated Obligations or Guarantor Subordinated Obligations.

“Non-Recourse Indebtedness” means Indebtedness as to which:

(1) none of the Company or any of its Subsidiaries:

(a) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

(b) is directly or indirectly liable; and

(2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Obligations” means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

“Officer” means the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President, the Chief Financial Officer or the principal accounting officer of the Company, any Guarantor or Holdings (in its capacity as the manager of the Company).

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

“Permitted Acquisition” means an acquisition by the Company or any of its Subsidiaries that satisfies all of the following conditions: (1) immediately prior to and after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (2) if such Permitted Acquisition is a Material Permitted Acquisition, after giving effect thereto on a pro forma basis, the Senior Secured Leverage Ratio shall be less than or equal to 6.50 to 1.00, (3) any Person acquired in connection with such acquisition becomes a Subsidiary of the Company and (4) the Company shall have delivered to the Trustee an Officer’s Certificate certifying that all of the requirements set forth in this definition have been satisfied or will be satisfied on or prior to the consummation of such Permitted Acquisition and disclosing any Indebtedness assumed in connection with such Permitted Acquisition as permitted by clause (14) of the definition of “Permitted Indebtedness.”

“Permitted Indebtedness” means the following:

(1) Indebtedness of the Company in respect of the notes, and Indebtedness of any Guarantors in respect of any Subsidiary Guarantees of such notes, in each case, issued on the Issue Date, and the related exchange notes and exchange guarantees, if any, issued in registered exchange offers pursuant to the Registration Rights Agreement;

(2) Indebtedness of the Company or any Guarantor under Revolving Credit Facilities together with the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount outstanding not to exceed $175.0 million;

(3) Indebtedness (a) of the Company to any Subsidiary, (b) of any Subsidiary Guarantor to the Company or any other Subsidiary or (c) of any Subsidiary that is not a Subsidiary Guarantor to any other Subsidiary that is not a Subsidiary Guarantor;

(4) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by clause (10) of the definition of “Permitted Liens” in an aggregate principal amount not to exceed $30.0 million at any one time outstanding;

(5) the Existing Notes and other Indebtedness outstanding on the Issue Date (other than any Indebtedness referred to in clause (2) of this definition);

(6) Indebtedness of any Subsidiary Incurred in connection with the Guarantee of any Indebtedness of the Company or the Guarantors in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to any Subsidiary Guarantee;

(7) Guarantees arising out of the employment agreements entered into from time to time among Holdings, the Company and each “Service Employee” under (and as defined in) the Management Agreement, in each case as the same may be amended, supplemented or modified from time to time;

(8) Indebtedness of the Company or any Subsidiary in respect of (a) worker’s compensation claims, unemployment insurance and other social security benefits and (b) surety bonds issued for the account of the Company or any Subsidiary in the ordinary course of business;

(9) Indebtedness consisting of deferred payment obligations resulting from the adjudication or settlement of any litigation or from an arbitration or mediation award or settlement, in any case involving the Company or any of its Subsidiaries so long as such judgment or settlement would not constitute an Event of Default;

(10) Indebtedness incurred in connection with the financing of insurance premiums in the ordinary course of business;

(11) Indebtedness resulting from the endorsement of negotiable instruments in the ordinary course of business or arising from honoring of a check, draft or similar instrument presented by the Company or any of its Subsidiaries in the ordinary course of business against insufficient funds;

(12) Indebtedness representing deferred compensation to employees of the Company and its Subsidiaries incurred in the ordinary course of business;

(13) Indebtedness in respect of the Tax Receivables Agreement;

(14) Indebtedness of the Company or any of its Subsidiaries assumed in connection with any Permitted Acquisition; provided, however, that such Indebtedness is not incurred in contemplation of such Permitted Acquisition;

(15) (a) Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements and (b) Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

(16) refinancings, refundings, renewals and extensions of Indebtedness Incurred pursuant to the ratios set forth in the covenant described under “—Limitation on consolidated indebtedness” or clause (5) above or this clause (16), in each case, without any shortening of the final stated maturity or weighted average life to maturity thereof or any increase in principal amount thereof (other than accrued and unpaid interest on the old Indebtedness, reasonable premium paid to the holders of the new Indebtedness, and reasonable expenses incurred in connection with the transaction); and

(17) additional Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount (for the Company and all Subsidiaries) not to exceed $50.0 million at any one time outstanding.

“Permitted Interest Rate Protection Agreements” means, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Indebtedness permitted to be incurred under the Indenture and that, when entered into, have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

“Permitted Investments” means:

(1) Investments in Wholly Owned Subsidiaries;

(2) Permitted Acquisitions;

(3) extensions of trade credit in the ordinary course of business;

(4) Investments in Cash Equivalents;

(5) acquisitions by the Company of Holdings’ common stock in connection with the redemption of the Company’s common membership units from a member of the Company (other than Holdings) in accordance with Article 9 of the Company LLC Operating Agreement (as in effect on the Issue Date);

(6) additional Investments in any Person having an aggregate Fair Market Value, taken together with all other Investments pursuant to this clause (6) that are at that time outstanding, not to exceed $200.0 million; and

(7) Investments having a Fair Market Value not exceeding (a) 100% of Available Cash for the fiscal quarter immediately preceding the date such Investment is made less (b) the amount of any Restricted Payments made from Available Cash for the fiscal quarter immediately preceding the date such Investment is made pursuant to clause (5) of the second paragraph of “—Certain covenants—Limitation on restricted payments.”

“Permitted Liens” means, with respect to any Person:

(1) Liens on the property and assets of the Company and the Guarantors securing Indebtedness and Guarantees permitted to be Incurred under the Indenture (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount not to exceed the greater of (a) the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom, would not cause the Senior Secured Leverage Ratio of the Company to exceed 4.50 to 1.00 and (b) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (2) of the definition of Permitted Indebtedness; provided that in each case the Company may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this clause (1), to be an Incurrence at such subsequent time;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the property of the Company or any Subsidiary, in each case arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due, or are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as, in the case of Interest Rate Protection Agreements, the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capital Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and such Indebtedness does not exceed $100 million in the aggregate at any one time outstanding and does not exceed the cost of assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

(13) Liens relating to the Existing Notes and other Liens existing on the Issue Date (excluding Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness” and Liens of the kind referred to in clause (10) above);

(14) Liens relating to obligations under Indebtedness referred to in clause (2) of the definition of “Permitted Indebtedness”;

(15) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

(16) Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

(17) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or another Subsidiary;

(18) Liens securing the notes and any Subsidiary Guarantees;

(19) Liens securing Indebtedness Incurred to refinance Indebtedness that was previously so secured (other than Liens Incurred pursuant to clause (1), (21) or (22)), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(20) any interest or title of a lessor under any Capital Lease Obligation or operating lease;

(21) Liens securing letters of credit in an amount not to exceed $25.0 million in the aggregate at any one time; and

(22) other Liens securing Indebtedness in an amount not to exceed $50.0 million in the aggregate at any one time.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs that would have occurred since the beginning of such period that are (1) directly attributable to an acquisition and calculated on a basis that is consistent with Article II of Regulation S-X under the Securities Act as in effect on the date of the Indenture or (2) implemented by the business that was the subject of any such acquisition within one year of the date of the acquisition and that are supportable by the underlying accounting records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses (except to the extent capitalized on the Company’s consolidated balance sheet) incurred or to be incurred since the beginning of the period in order to achieve such reduction in costs.

“Redeemable Capital Stock” means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

“Registration Rights Agreement” means the registration rights agreement among the Company and the initial purchasers entered into on the Issue Date regarding the notes and any similar registration rights agreements executed in connection with an offering of any additional notes.

“Restricted Payments” has the meaning set forth in the “Limitation on restricted payments” covenant.

“Revolving Credit Facilities” means that portion of Indebtedness under Credit Facilities that consists solely of revolving loans or revolving borrowings.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“S&P” means Standard & Poor’s Ratings Service or any successor to the rating agency business thereof.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter Incurred, the aggregate amount of all Indebtedness of the Company and its Subsidiaries of the type described in clauses (1), (3), (4) and (10) of the definition of “Indebtedness”; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of the Company to any Subsidiary or any obligation of a Subsidiary to the Company or another Subsidiary;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company or any of its Subsidiaries;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries, as the case may be, including, without limitation, any Subordinated Obligations or Guarantor Subordinated Obligations; or

(5) any Capital Stock.

“Senior Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of the Net Senior Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

“Senior Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of the Net Senior Secured Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Special Interest” means the additional interest, if any, to be paid on the notes as described under “Exchange offer and registration rights agreement.”

“Stated Maturity,” when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

“Subsidiary” of any person means:

(1) any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

(2) any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest,

and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of “Unrestricted Subsidiary” unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer for the notes pursuant to the Registration Rights Agreement, and, collectively, all such Guarantees. Any such Subsidiary Guarantee shall be in the form prescribed in the Indenture.

“Surviving Entity” has the meaning set forth under “Merger and sale of substantially all assets.”

“Tax Receivable Agreement” means the Tax Receivable Agreement by and among Holdings, the Company, the Founding Members and the ESA Parties dated as of the IPO Date, as the same may be amended, supplemented or modified from time to time.

“Total Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of the Net Total Indebtedness of the Company and its Subsidiaries as of such date of determination to (b) Adjusted Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2021; provided, however, that if the period from the redemption date to August 15, 2021 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means a Subsidiary of the Company designated in writing to the Trustee:

(1) whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

(2) that has no Indebtedness other than Non-Recourse Indebtedness; and

(3) that has no Subsidiaries other than Unrestricted Subsidiaries.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, all of the Capital Stock (other than directors’ qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of default

The following will be “Events of Default” under the Indenture:

(1) default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

(3) failure to comply with the covenant described under “Merger and sale of substantially all assets”;

(4) default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5) (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary, aggregating $50 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived, or (b) one or more defaults on Indebtedness of the Company or any Significant Subsidiary aggregating $50 million or more shall have caused such Indebtedness to be accelerated or otherwise declared due and payable prior to its stated maturity or required such Indebtedness to be prepaid or repurchased prior to its stated maturity;

(6) one or more final judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $50 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

(7) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; and

(8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

If an Event of Default (other than an Event of Default specified in clause (7) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of, premium, if any, and accrued and unpaid interest (including any Special Interest), if any, on, all notes due and payable.

If an Event of Default specified in clause (7) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest (including any Special Interest), if any, on, all the notes shall automatically become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

(A) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(B) all overdue interest (including Special Interest, if any) on all notes;

(C) the principal of (and premium, if any, on) any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

(D) to the extent that payment of such interest is lawful, interest upon overdue interest (including any Special Interest) at the rate borne by the notes; and

(2) all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (2) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Trust Indenture Act contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that, if it acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and covenant defeasance of the indenture

The Company may, at its option, and at any time, elect to have its obligations discharged with respect to all outstanding notes and all obligations of any Guarantors discharged with respect to any Subsidiary Guarantee (“defeasance”). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

(2) the Company’s obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

(3) its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

(4) the defeasance provisions of the Indenture.

In addition the Company may, at its option and at any time, elect to have the respective obligations of the Company and any Guarantors released with respect to certain restrictive covenants under the Indenture (“covenant defeasance”) and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as shall be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including any Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable United States federal income tax law;

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(5) the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all such notes that have been authenticated, except notes that have been lost, destroyed or wrongfully taken and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and the notes; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or at the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion Of Counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company’s cost and expense.

Modification and waiver

Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest, if any) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2) reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

(3) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults; or

(4) modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby.

The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor entity of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes or add additional assets to the security for the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; or comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

Concerning the trustee

Wells Fargo Bank, National Association will be the Trustee under the Indenture.

Governing law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles thereof.

Additional information

Anyone who receives this offering circular may obtain a copy of the Indenture and the Registration Rights Agreement without charge by writing to National CineMedia, Inc., Attention: Executive Vice President and General Counsel, 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405 (telephone: (303) 792-3600).

Book-entry system

The notes will initially be issued in the form of global notes held in book-entry form. The notes will be deposited with the Trustee as custodian for The Depository Trust Company (the “Depository”), and the Depository or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Except as set forth below, a global note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

Upon the issuance of a global note, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such global note purchased by such persons in this offering. Such accounts shall initially be designated by the initial purchasers with respect to notes placed by the initial purchasers for the Company. Ownership of beneficial interests in a global note will be limited to persons that have accounts with the Depository (“participants”) or persons that may hold interests through participants.

Any person acquiring an interest in a global note through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Clearstream. Ownership of beneficial interests by participants in a global note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such global note. Ownership of beneficial interests in such global note by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global note.

Payment of principal, premium, if any, and interest on notes represented by any such global note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility or liability for any aspect of the Depository’s reports relating to or payments made on account of beneficial ownership interests in a global note representing any notes or for maintaining, supervising or reviewing any of the Depository’s records relating to such beneficial ownership interests.

The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any global note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global note, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

So long as the Depository or its nominee is the registered owner or holder of such global note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a global note will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such global note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company understands that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

The Depository’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated notes

Notes represented by a global note are exchangeable for certificated notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such global note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a written notice that such global note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default with respect to the notes represented by such global note. Any global note that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such global note may direct. Subject to the foregoing, a global note is not exchangeable, except for a global note of like denomination to be registered in the name of the Depository or its nominee. In the event that a global note becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable; at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith. In addition, such certificates will bear the legend referred to under “Transfer restrictions” (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes certain U.S. federal income tax considerations associated with the exchange of original notes for exchange notes and of acquiring, owning and disposing of the exchange notes. The discussion does not address any state, local or non-U.S. taxes or the U.S. federal estate or gift tax. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to any of the statements made in this summary, and we cannot assure you that the IRS will agree with such statements.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks and certain other financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations, regulated investment companies, real estate investment trusts, partnerships or other pass through entities or investors in such entities, persons liable for alternative minimum tax, and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons who purchase the notes for cash at original issue and at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who hold the notes as capital assets within the meaning of section 1221 of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes.

Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of acquiring, holding and disposing of the notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other U.S. federal tax laws and state, local and foreign tax laws and any recent or prospective changes in applicable tax laws.

Certain contingent payments

We may be obligated to pay amounts in excess of the stated interest or principal on the notes, including as described under “Description of the Exchange Notes—Optional redemption” “Description of the Exchange Notes—Change of control” and “Description of the Exchange Notes—Exchange Offer; registration rights.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are remote or incidental. We intend to take the position that the foregoing contingencies are remote or incidental, and we do not intend to treat the notes as contingent payment debt instruments. Assuming such position is respected, any amounts paid to a U.S. holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “—U.S. holders—Sale, redemption, exchange or other taxable disposition of the notes,” and any payments of additional interest in the event we do not comply with our obligations under the registration rights agreement should be taxable as additional ordinary income when received or accrued, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Our position that such contingencies are remote or incidental is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a holder might be required to accrue interest income at a higher rate than the stated interest rate on the notes, and to treat as ordinary interest income any gain realized on the taxable disposition of a note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

U.S. holders

Payments of stated interest. Payments of stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Sale, redemption, exchange or other taxable disposition of notes. Upon the sale, redemption, exchange or other taxable disposition of a note, a U.S. holder generally will recognize gain or loss equal to the difference between (i) the proceeds received by the holder in exchange for such note (less any amount attributable to accrued but unpaid interest not previously included in income, which will be treated as a payment of interest for U.S. federal income tax purposes) and (ii) the U.S. holder’s adjusted tax basis of the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. In general, a U.S. holder’s adjusted tax basis in the note will include the amount paid for the note decreased by the amount of any payments other than stated interest payments received with respect to the note.

Any gain or loss recognized on the sale, redemption, exchange or other taxable disposition of the note generally will be capital gain or loss, and generally will be long term capital gain or loss if the holder held the note for more than one year. Under current U.S. federal income tax law, net long term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Prospective investors should consult their own tax advisors concerning these tax law provisions.

Exchange offer. We have agreed, for the benefit of the holders of the original notes, to use commercially reasonable best efforts to effect a registered exchange offer for the notes, through which holders would be entitled to exchange the original notes for exchange notes that would be substantially identical in all material respects to the original notes, except that the exchange notes would be registered and therefore would not be subject to transfer restrictions. If we are not able to effect the exchange offer, we also have agreed to use commercially reasonable best efforts to file a shelf registration statement with respect to the notes under certain circumstances, which, if effective, would have the effect of eliminating transfer restrictions on the notes, thereby permitting their resale. Neither participation in the exchange offer nor the filing of a shelf registration statement as described above will result in a taxable exchange to any U.S. holder of a note. Accordingly:

•	no gain or loss will be realized by a U.S. holder upon receipt of an exchange note;

•	the holding period of the exchange note will include the holding period of the original note exchanged therefor;

•	the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the original notes exchanged at the time of the exchange; and

•	a U.S. holder will continue to take into account income in respect of an exchange note in the same manner as before the exchange.

Additional Medicare tax on unearned income. Certain U.S. holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. holders, the additional Medicare tax applies to the lesser of (i) “net investment income” for the relevant taxable year or (ii) the excess of “modified adjusted gross income” over a certain statutory threshold. “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Information reporting and backup withholding. In general, information reporting requirements will apply to certain payments of interest on the notes and to the proceeds of the sale or other disposition (including a redemption or retirement) of a note paid to a U.S. holder unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding may apply to such payments if the U.S. holder fails to provide the correct taxpayer identification number or a certification under penalties of perjury that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. holders

Payment of interest. Generally, subject to the discussion of FATCA and backup withholding below, if you are a non-U.S. holder, interest income that is not effectively connected with a U.S. trade or business will not be subject to U.S. federal withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the capital or profits interests of NCM LLC;

•	you are not a controlled foreign corporation related to us; and

•	either (a) you provide an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a properly executed IRS Form W-8BEN or W-8BEN-E or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

Treasury Regulations provide alternative methods for satisfying the certification requirement described in the paragraph above.

If you cannot satisfy the above requirements, interest income that is not effectively connected with your conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of this withholding tax. To claim the benefit of a tax treaty, a non-U.S. holder generally must provide a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8 (or a suitable substitute form). Under applicable Treasury Regulations, a non-U.S. holder claiming treaty benefits may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in these Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these Treasury Regulations.

Interest income that is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by you) will be taxed generally in the same manner as if you were a U.S. holder, unless an applicable treaty provides otherwise. If you are a corporate non-U.S. holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” on any effectively connected earnings and profits attributable to such interest at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected interest income will not be subject to U.S. withholding tax if you deliver proper documentation (generally, an IRS Form W-8ECI).

Sale, redemption, exchange or other taxable disposition of notes. In general, you will not be subject to U.S. federal income tax or U.S. withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of a note (such amount excludes any amount allocable to accrued and unpaid interest, which generally will be treated as interest and may be subject to the rules discussed above in “Payment of interest”), unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by you), in which case you will be subject to U.S. federal income tax generally in the same manner as if you were a U.S. holder with respect to the gain (unless an applicable income tax treaty provides otherwise) and if you are a corporation, you may also be subject to a 30% branch profits tax on any effectively connected earnings and profits attributable to such gain, unless reduced by an applicable income tax treaty; or

•	you are a non resident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, in which case you will be subject to 30% U.S. federal income tax with respect to the gain (net of certain U.S. source capital losses, provided the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses).

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding. U.S. backup withholding generally will not apply to payments of interest on a note if you provide the statement described in the third bullet under the heading “Non-U.S. holders—Payment of interest,” provided that the payor does not have actual knowledge or reason to know that you are a U.S. person. However, information returns are required to be filed with the IRS in connection with any interest paid to you, regardless of whether any tax was actually withheld.

Backup withholding and related information reporting will generally not apply to any payment of the proceeds of the sale (including a retirement or redemption) of a note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker is a:

•	U.S. person;

•	foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	controlled foreign corporation for U.S. federal income tax purposes; or

•	foreign partnership, if at any time during its tax year, it has certain connections with the United States.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence will be subject to information reporting (but not backup withholding requirement) unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption. Payment of the proceeds of any such sale to or through the U.S. office of a broker is generally subject to information reporting and backup withholding requirements, unless you provide the statement described in the third bullet under the heading “Non-U.S. holders—Payment of interest” or otherwise establish an exemption.

Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability provided you furnish the required information to the IRS in a timely manner.

Additional withholding requirements on payments made to foreign accounts

Under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), the relevant withholding agent generally will be required to withhold 30% on payments of interest on the notes currently and on payments of the gross proceeds from a disposition of notes paid after December 31, 2018 unless (i) a “foreign financial institution” (as defined in the Code) agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements (ii) a “non financial foreign entity” (as defined in the Code) that is the beneficial owner of the payment certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your purchase, ownership and disposition of the notes.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by (a) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, (b) plans, individual retirement accounts and other arrangements that are subject to the prohibited transaction rules under Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or collectively Similar Laws, and (c) entities whose underlying assets are considered to include “plan assets” (within the meaning of 29 C.F.R. Section 2510.3-101 as modified by Section 3(42) of ERISA or any applicable Similar Laws) of any such plan, account or arrangement, each of (a), (b) and (c) referred to herein as a Plan.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan that is subject to (a) Title I of ERISA or (b) Section 4975 of the Code, each of (a) and (b) referred to herein as an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes with any portion of the assets of any Plan, a fiduciary of the Plan should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

Plans that are “governmental plans” (as defined in Section 3(32) of ERISA), certain “church plans” (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar prohibitions under other applicable Similar Laws. The acquisition and/or holding of the exchange notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14 for specified transactions determined by independent qualified professional asset managers, PTCE 90-1 for specified transactions involving insurance company pooled separate accounts, PTCE 91-38 for specified transactions involving bank collective investment funds, PTCE 95-60 for specified transactions involving life insurance company general accounts and PTCE 96-23 for specified transactions determined by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided, further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 the Code or a violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the exchange notes constitutes assets of any Plan or (ii) the purchase and/or holding of the exchange notes (and the exchange of original notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties and taxes that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be available to the purchase and holding of the notes. Investors in the notes have exclusive responsibility for ensuring that their purchase of the notes or the exchange does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of exchange notes by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally, or any particular Plan, or that such an investment is appropriate for such Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the exchange notes.

If you tender original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on the above interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents. We have agreed, in connection with the exchange offer, to indemnify the holders of notes against certain liabilities, including liabilities under the Securities Act.

By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes offered hereby will be passed upon for us by Sherman & Howard L.L.C., Denver, Colorado.

EXPERTS

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov, which contains reports and other information regarding registrants like us that file electronically with the SEC. We make available on the http://www.ncm.com/ web site, free of charge, access to our annual report, quarterly reports, current reports and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically submit such material to the SEC. Information contained on any web site referenced in this prospectus is not incorporated by reference herein. Our SEC filings are also available to the public from commercial document retrieval services.

National CineMedia, LLC

Management’s Discussion and Analysis of Financial Condition and Results of Operations

June 30, 2016

Some of the information in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. All statements other than statements of historical facts included in this prospectus, including, without limitation, certain statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, may constitute forward-looking statements. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these statements as a result of certain factors as more fully discussed under the heading “Risk Factors” contained elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with the unaudited Condensed Financial Statements and notes thereto and the audited financial statements and other disclosure included elsewhere in this prospectus.

Overview

We operate the largest digital in-theatre video advertising network in North America, through which we distribute national and local advertising that we have sold on theatre screens and video screens in theatre lobbies. We also sell theatre lobby promotions and online and mobile advertising that are displayed on our and other company websites and mobile sites and apps. Our revenue is principally derived from advertising distributed to our founding member theatres in accordance with long-term ESAs (approximately 21 years remaining as of June 30, 2016) and to network affiliates in accordance with multi-year agreements, which expire at various dates through July 22, 2031. The weighted average remaining term (based on attendance) of the ESAs and the network affiliate agreements is 18.5 years as of June 30, 2016. The ESAs with the founding members and network affiliate agreements grant us exclusive rights in their theatres to sell advertising, subject to limited exceptions. Our advertising FirstLook pre-show and LEN programming are distributed predominantly via satellite through our proprietary DCN. Approximately 99% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN (the remaining 410 screens receive advertisements on USB drives) and 100% of the FirstLook pre-show is projected on digital projectors (90% digital cinema projectors and 10% LCD projectors).

Management focuses on several measurements that we believe provide us with the necessary ratios and key performance indicators to manage our business, determine how we are performing versus our internal goals and targets, and against the performance of our competitors and other benchmarks in the marketplace in which we operate. Senior executives hold meetings at least once per quarter with officers, managers and staff to discuss and analyze operating results and address significant variances to budget and prior year in an effort to identify trends and changes in our business. We focus on many operating metrics including changes in revenue, OIBDA, Adjusted OIBDA and Adjusted OIBDA margin, as defined and discussed below, as some of our primary measurement metrics. In addition, we monitor our monthly advertising performance measurements, including advertising inventory utilization, national and local and regional advertising pricing (CPM), local and regional advertising rate per screen per week and local and regional and total advertising revenue per attendee. We also monitor free cash flow, the dividend coverage ratio, financial leverage (net debt divided by Adjusted OIBDA), cash balances and revolving credit facility availability to ensure debt covenant compliance and that there is adequate cash availability to fund our working capital needs and debt obligations and current and future dividends declared by our Board of Directors.

On May 5, 2014, NCM, Inc. entered into the Merger Agreement to merge with Screenvision, which was terminated on March 16, 2015. After the Merger Agreement was terminated, NCM LLC reimbursed, or paid on behalf of, NCM, Inc. for certain expenses, including an approximate $26.8 million termination payment to Screenvision pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. During the six months ended July 2, 2015, the Company also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the six months ended July 2, 2015). NCM, Inc. and the founding members each bore a pro rata portion of the termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Our operating results may be affected by a variety of internal and external factors and trends described more fully in the section entitled “Risk Factors” included elsewhere in this prospectus.

Summary Historical and Operating Data

The following table presents operating data and Adjusted OIBDA (dollars in millions, except margin data):

	Three Months Ended		Six Months Ended		% Change
	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015	Q2 2016 to Q2 2015	YTD 2016 to YTD 2015
Revenue	$115.4	$121.5	$191.6	$198.4	(5.0%)	(3.4%)
Operating expenses:
Advertising	45.3	43.9	86.6	82.5	3.2%	5.0%
Network, administrative and unallocated costs	23.6	21.3	52.7	42.9	10.8%	22.8%
Merger termination fee and related merger costs (1)	—	0.9	—	41.8	(100.0%)	(100.0%)

Total operating expenses	68.9	66.1	139.3	167.2	4.2%	(16.7%)

Operating income	46.5	55.4	52.3	31.2	(16.1%)	67.6%
Non-operating expenses	13.3	12.9	26.5	27.4	3.1%	(3.3%)
Income tax expense	—	0.1	0.1	0.1	(100.0%)	0.0%

Net income	$33.2	$42.4	$25.7	$3.7	(21.7%)	NM

Adjusted OIBDA	$59.4	$67.4	$83.4	$95.1	(11.9%)	(12.3%)
Adjusted OIBDA margin	51.5%	55.5%	43.5%	47.9%	(4.0%)	(4.4%)
Total theatre attendance (in millions) (2)	172.2	191.8	344.5	353.2	(10.2%)	(2.5%)

NM = Not meaningful.
(1)	Merger termination fee and related merger costs primarily include the merger termination payment and legal, accounting, advisory and other professional fees associated with the terminated merger with Screenvision.
(2)	Represents the total attendance within our advertising network, excluding screens and attendance associated with certain AMC Rave and Cinemark Rave theatres that are currently part of another cinema advertising network for all periods presented.

Non-GAAP Financial Measures

Operating Income Before Depreciation and Amortization (“OIBDA”), Adjusted OIBDA and Adjusted OIBDA margin are not financial measures calculated in accordance with GAAP in the United States. OIBDA represents operating income before depreciation and amortization expense. Adjusted OIBDA excludes from OIBDA non-cash share based compensation costs, the merger termination fee and related merger costs and Chief Executive Officer transition costs. Adjusted OIBDA margin is calculated by dividing Adjusted OIBDA by total revenue. Our management uses these non-GAAP financial measures to evaluate operating performance, to forecast future results and as a basis for compensation. The Company believes these are important supplemental measures of operating performance because they eliminate items that have less bearing on its operating performance and so highlight trends in its core business that may not otherwise be apparent when relying solely on GAAP financial measures. The Company believes the presentation of these measures is relevant and useful for investors because it enables them to view performance in a manner similar to the method used by the Company’s management, helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that may have different depreciation and amortization policies, non-cash share based compensation programs, levels of mergers and acquisitions, CEO turnover, interest rates, debt levels or income tax rates. A limitation of these measures, however, is that they exclude depreciation and amortization, which represent a proxy for the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business. In addition, Adjusted OIBDA has the limitation of not reflecting the effect of the Company’s share based payment costs, costs associated with the terminated merger with Screenvision, or costs associated with the resignation of the company’s Chief Executive Officer. OIBDA or Adjusted OIBDA should not be regarded as an alternative to operating income, net income or as indicators of operating performance, nor should they be considered in isolation of, or as substitutes for financial measures prepared in accordance with GAAP. The Company believes that operating income is the most directly comparable GAAP financial measure to OIBDA. Because not all companies use identical calculations, these non-GAAP presentations may not be comparable to other similarly titled measures of other companies, or calculations in the Company’s debt agreement.

The following table reconciles operating income to OIBDA and Adjusted OIBDA for the periods presented (dollars in millions):

	Three Months Ended		Six Months Ended
	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015
Operating income	$46.5	$55.4	$52.3	$31.2
Depreciation and amortization	8.9	8.2	17.6	16.2

OIBDA	$55.4	$63.6	$69.9	$47.4
Share-based compensation costs (1)	3.7	2.9	10.3	5.9
Merger termination fee and related merger costs (2)	—	0.9	—	41.8
CEO transition costs (3)	0.3	—	3.2	—

Adjusted OIBDA	$59.4	$67.4	$83.4	$95.1

Total revenue	$115.4	$121.5	$191.6	$198.4
Adjusted OIBDA margin	51.5%	55.5%	43.5%	47.9%

(1)	Share-based compensation costs are included in network operations, selling and marketing, administrative expense and administrative fee—managing member in the accompanying unaudited Condensed Financial Statements. These costs represent both non-cash charges and cash charges paid through the administrative fee with the managing member. The amount of share-based compensation costs that were non-cash were $2.5 million, $1.7 million, $5.4 million and $3.4 million for the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, respectively.
(2)	Merger termination fee and related merger costs primarily include the merger termination payment and legal, accounting, advisory and other professional fees associated with the terminated merger with Screenvision.
(3)	Chief Executive Officer transition costs represent severance, consulting and other costs and are primarily included in administrative fee—managing member in the accompanying unaudited Condensed Financial Statements.

The Company has also presented total operating expenses before the merger termination fee and related merger costs within its results of operations section below which is not a financial measure calculated in accordance with GAAP in the United States. Operating expenses before the merger termination fee and related merger costs represent operating costs less costs associated with the terminated Screenvision merger. This non-GAAP financial measure is used to provide readers a comparison of our 2016 results to our 2015 results without including the impact of the nonrecurring merger termination fee and related merger costs. The Company believes this is an important supplemental measure because it eliminates these nonrecurring costs to highlight trends in its ongoing business that may not otherwise be apparent when relying solely on GAAP financial measures. Operating expenses before the merger termination fee and related merger costs should not be regarded as an alternative to operating expenses or as an indicator of operating performance, nor should it be considered in isolation of, or as a substitute for financial measures prepared in accordance with GAAP. The Company believes that total operating expenses is the most directly comparable GAAP financial measure.

Basis of Presentation

The results of operations data for the three and six months ended June 30, 2016 and July 2, 2015 was derived from the unaudited Condensed Financial Statements and accounting records of NCM LLC and should be read in conjunction with the notes thereto.

Results of Operations

Three Months Ended June 30, 2016 and July 2, 2015

Revenue. Total revenue decreased 5.0%, from $121.5 million for the three months ended July 2, 2015 to $115.4 million for the three months ended June 30, 2016. The following is a summary of revenue by category (in millions):

	Three Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	Q2 2016 to Q2 2015	Q2 2016 to Q2 2015
National advertising revenue	$83.0	$88.5	$(5.5)	(6.2%)
Local and regional advertising revenue	25.3	24.0	1.3	5.4%
Founding member advertising revenue from beverage concessionaire agreements	7.1	9.0	(1.9)	(21.1%)

Total revenue	$115.4	$121.5	$(6.1)	(5.0%)

The following table shows data on theatre attendance and revenue per attendee for the three months ended June 30, 2016 and July 2, 2015:

	Three Months Ended		% Change
	June 30, 2016	July 2, 2015	Q2 2016 to Q2 2015
National advertising revenue per attendee	$0.482	$0.461	4.6%
Local and regional advertising revenue per attendee	$0.147	$0.125	17.6%
Total advertising revenue (excluding founding member beverage revenue) per attendee	$0.629	$0.587	7.2%
Total advertising revenue per attendee	$0.670	$0.633	5.8%
Total theatre attendance (in millions) (1)	172.2	191.8	(10.2%)

(1)	Represents the total attendance within our advertising network, excluding screens and attendance associated with certain AMC Rave and Cinemark Rave theatres that are currently part of another cinema advertising network for all periods presented.

National advertising revenue. The $5.5 million, or 6.2%, decrease in national advertising revenue (excluding beverage revenue from NCM LLC’s founding members) was due primarily to a 16.2% decrease in impressions sold in the second quarter of 2016, compared to the second quarter of 2015, partially offset by a 7.1% increase in national advertising CPMs (excluding beverage) and a $2.2 million increase in other revenue not included in the inventory measured by impressions sold or CPMs, which was primarily due to higher branded content revenue. The decrease in impressions sold was due primarily to lower content partner spending and client churn during the second quarter of 2016, compared to the second quarter of 2015. The decrease in impressions sold resulted in a decrease in national inventory utilization, from 133.3% for the second quarter of 2015 to 124.0% for the second quarter of 2016 on a 10.2% decrease in network attendance. Inventory utilization is calculated as utilized impressions divided by total advertising impressions, which is based on eleven 30-second salable national advertising units in our pre-show, which can be expanded, should market demand dictate. The increase in national advertising CPMs was due primarily to higher CPMs on upfront commitments in the second quarter of 2016, compared to the second quarter of 2015.

Local and regional advertising revenue. The $1.3 million, or 5.4%, increase in local and regional advertising revenue was primarily driven by an increase in revenue from contracts less than $100,000, whereby they had a 4.9% increase in average contract value and a 2.0% increase in contract volume due to expansion of our sales force and diversification of our client base. Revenue from contracts greater than $100,000 remained consistent period over period.

Founding member beverage revenue. The $1.9 million, or 21.1%, decrease in national advertising revenue from NCM LLC’s founding members’ beverage concessionaire agreements was due to a decrease of $1.5 million related to one of NCM LLC’s founding members reducing the length of its beverage advertising unit by 30 seconds beginning July 1, 2015 and a 9.8% decrease in founding member attendance. These decreases were partially offset by a 5.7% increase in beverage revenue CPMs in the second quarter of 2016, compared to the second quarter of 2015. The 2016 beverage revenue CPM is based on the change in CPM during segment one of the FirstLook pre-show from 2014 to 2015, which increased 5.7%.

Operating expenses. Total operating expenses increased $2.8 million, or 4.2%, from $66.1 million for the three months ended July 2, 2015 to $68.9 million for the three months ended June 30, 2016. The following table shows the changes in operating expense for the three months ended June 30, 2016 and July 2, 2015 (in millions):

	Three Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	Q2 2016 to Q2 2015	Q2 2016 to Q2 2015
Advertising operating costs	$8.3	$8.3	$—	0.0%
Network costs	4.3	4.2	0.1	2.4%
Theatre access fees—founding members	18.9	19.2	(0.3)	(1.6%)
Selling and marketing costs	19.1	17.0	2.1	12.4%
Administrative and other costs	5.6	4.7	0.9	19.1%
Administrative fee—managing member	3.8	3.6	0.2	5.6%
Depreciation and amortization	8.9	8.2	0.7	8.5%

Total operating expenses before the merger termination fee and related merger costs	68.9	65.2	3.7	5.7%
Merger termination fee and related merger costs	—	0.9	(0.9)	(100.0%)

Total operating expenses	$68.9	$66.1	$2.8	4.2%

Advertising operating costs. Advertising operating costs remained at $8.3 million for the second quarter of 2015 and the second quarter of 2016. Affiliate advertising payments decreased approximately $0.4 million, offset by an increase in production costs. The decrease in affiliate advertising payments was primarily driven by a 5.3%, or 194 screen, decrease in the number of average affiliate screens for the second quarter of 2016, compared to the second quarter of 2015 due primarily to an acquisition of a network affiliate by a founding member in late 2015, whereby we are now receiving theatre access fees.

Network costs. Network costs increased $0.1 million, or 2.4%, from $4.2 million for the second quarter of 2015 to $4.3 million for the second quarter of 2016.

Theatre access fees—founding members. Theatre access fees decreased $0.3 million, or 1.6%, from $19.2 million for the second quarter of 2015 to $18.9 million for the second quarter of 2016. The decrease was due to a $1.0 million decrease in the fee associated with founding member attendance, partially offset by a $0.7 million increase in the fee associated with the number of founding member digital screens that are connected to the DCN, including higher quality digital cinema projectors and related equipment. The theatre access fees, based upon attendance decreased $1.0 million due to a 9.8% decrease in founding member attendance during the second quarter of 2016, compared to the second quarter of 2015. The $0.7 million increase in digital screen fees increased $0.4 million related to an annual 5% rate increase specified in the ESAs and $0.3 million from an increase in the number of founding member screens equipped with the higher quality digital cinema equipment.

Selling and marketing costs. Selling and marketing costs increased $2.1 million, or 12.4%, from $17.0 million for the second quarter of 2015 to $19.1 million for the second quarter of 2016. This increase was primarily due to an increase of $0.8 million in personnel related expenses related to higher salaries and benefit costs, a $0.7 million non-cash impairment charge on an investment obtained in exchange for advertising services and a $0.4 million increase in online publisher expense related to higher online and mobile revenue during the second quarter of 2016, compared to the second quarter of 2015.

Administrative and other costs. Administrative and other costs increased $0.9 million, or 19.1%, from $4.7 million for the second quarter of 2015 to $5.6 million for the second quarter of 2016 due primarily to a $0.7 million increase personnel related expenses primarily from higher non-cash share-based compensation expense.

Administrative fee—managing member. Administrative fee-managing member increased $0.2 million or 5.6% from $3.6 million for the second quarter of 2015 to $3.8 million for the second quarter of 2016. Amounts recorded are based on the terms of the management services agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense increased $0.7 million, or 8.5%, from $8.2 million for the second quarter of 2015 to $8.9 million for the second quarter of 2016. The increase was due to an increase in amortization expense of intangible assets related primarily to NCM LLC founding member common unit adjustments, partially offset by lower depreciation expense as assets became fully depreciated.

Merger termination fee and related merger costs. The merger termination fee and related merger costs decreased $0.9 million, or 100%, from $0.9 million for the second quarter of 2015, compared to $0.0 for the second quarter of 2016, as the merger with Screenvision was terminated during the first quarter of 2015 and remaining merger costs were paid in the second quarter of 2015.

Non-operating expenses. Total non-operating expenses increased $0.4 million, or 3.1%, from $12.9 million for the three months ended July 2, 2015 to $13.3 million for the three months ended June 30, 2016. The following table shows the changes in non-operating expense for the three months ended June 30, 2016 and July 2, 2015 (in millions):

	Three Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	Q2 2016 to Q2 2015	Q2 2016 to Q2 2015
Interest on borrowings	$13.5	$13.1	$0.4	3.1%
Interest income	(0.2)	(0.2)	—	0.0%
Total non-operating expenses	$13.3	$12.9	$0.4	3.1%

The increase in non-operating expense was due to a $0.4 million increase in interest on borrowings related to a higher balance on our revolving credit facility and a higher LIBOR rate on our term loans.

Net Income. Net income decreased $9.2 million from $42.4 million for the three months ended July 2, 2015 to $33.2 million for the three months ended June 30, 2016. The decrease in net income was due to a decrease in operating income of $8.9 million and an increase in non-operating expense of $0.4 million, as described further above, partially offset by a $0.1 decrease in income tax expense.

Six Months Ended June 30, 2016 and July 2, 2015

Revenue. Total revenue decreased 3.4%, from $198.4 million for the six months ended July 2, 2015 to $191.6 million for the six months ended June 30, 2016. The following is a summary of revenue by category (in millions):

	Six Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	YTD 2016 to YTD 2015	YTD 2016 to YTD 2015
National advertising revenue	$133.2	$139.3	$(6.1)	(4.4%)
Local and regional advertising revenue	44.1	42.5	1.6	3.8%
Founding member advertising revenue from beverage concessionaire agreements	14.3	16.6	(2.3)	(13.9%)

Total revenue	$191.6	$198.4	$(6.8)	(3.4%)

The following table shows data on theatre attendance and revenue per attendee for the six months ended June 30, 2016 and July 2, 2015:

	Six Months Ended		% Change
	June 30, 2016	July 2, 2015	YTD 2016 to YTD 2015
National advertising revenue per attendee	$0.387	$0.394	(1.8%)
Local and regional advertising revenue per attendee	$0.128	$0.120	6.7%
Total advertising revenue (excluding founding member beverage revenue) per attendee	$0.515	$0.515	0.0%
Total advertising revenue per attendee	$0.556	$0.562	(1.1%)
Total theatre attendance (in millions) (1)	344.5	353.2	(2.5%)

(1)	Represents the total attendance within NCM LLC’s advertising network, excluding screens and attendance associated with certain AMC Rave and Cinemark Rave theatres for all periods presented.

National advertising revenue. The $6.1 million, or 4.4%, decrease in national advertising revenue (excluding beverage revenue from NCM LLC’s founding members) was due primarily to a 15.1% decrease in impressions sold in the first six months of 2016, compared to the first six months of 2015, partially offset by a 7.4% increase in national advertising CPMs (excluding beverage) and a $5.9 million increase in other revenue not included in the inventory measured by impressions sold or CPMs, which was primarily due to higher branded content revenue. The decrease in impressions sold was due primarily to lower content partner spending.

The decrease in impressions sold resulted in a decrease in national inventory utilization, from 118.3% for the first six months of 2015 to 102.6% for the first six months of 2016 on a 2.5% decrease in network attendance. Inventory utilization is calculated as utilized impressions divided by total advertising impressions, which is based on eleven 30-second salable national advertising units in our pre-show, which can be expanded, should market demand dictate. The increase in national advertising CPMs was due primarily to higher CPMs on upfront commitments in the first six months of 2016, compared to the first six months of 2015.

Local and regional advertising revenue. The $1.6 million, or 3.8%, increase in local advertising revenue was driven by an increase in revenue from contracts less than $100,000, whereby contract volume increased 7.5%, partially offset by a decrease in average contract value of 3.9%. The increase in total contract volume was due to expansion of our sales force and diversification of our client base. Revenue from contracts greater than $100,000 remained consistent period over period.

Founding member beverage revenue. The $2.3 million, or 13.9%, decrease in national advertising revenue from NCM LLC’s founding members’ beverage concessionaire agreements was due to a decrease of $3.0 million related to one of NCM LLC’s founding members reducing the length of its beverage advertising unit by 30 seconds beginning July 1, 2015 and a 1.3% decrease in founding member attendance. These decreases were partially offset a 5.7% increase in beverage revenue CPMs in the first six months of 2016, compared to the first six months of 2015. The 2016 beverage revenue CPM is based on the change in CPM during segment one of the FirstLook pre-show from 2014 to 2015, which increased 5.7%.

Operating expenses. Total operating expenses decreased $27.9 million, or 16.7%, from $167.2 million for the six months ended July 2, 2015 to $139.3 million for the six months ended June 30, 2016. The following table shows the changes in operating expense for the six months ended June 30, 2016 and July 2, 2015 (in millions):

	Six Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	YTD 2016 to YTD 2015	YTD 2016 to YTD 2015
Advertising operating costs	$13.3	$14.1	$(0.8)	(5.7%)
Network costs	8.8	8.7	0.1	1.1%
Theatre access fees—founding members	37.6	36.4	1.2	3.3%
Selling and marketing costs	37.7	33.0	4.7	14.2%
Administrative and other costs	11.5	10.2	1.3	12.7%
Administrative fee—managing member	12.8	6.8	6.0	88.2%
Depreciation and amortization	17.6	16.2	1.4	8.6%

Total operating expenses before the merger termination fee and related merger costs	139.3	125.4	13.9	11.1%
Merger termination fee and related merger costs	—	41.8	(41.8)	100.0%

Total operating expenses	$139.3	$167.2	$(27.9)	(16.7%)

Advertising operating costs. Advertising operating costs decreased $0.8 million, or 5.7%, from $14.1 million for the first six months of 2015 to $13.3 million for the first six months of 2016. This decrease was primarily the result of a $0.8 million decrease in affiliate advertising payments due to a 5.7%, or 207 screen, decrease in the number of average affiliate screens during the period primarily related to an acquisition of a network affiliate by a founding member in late 2015, whereby we are now receiving theatre access fees.

Network costs. Network costs increased $0.1 million, or 1.1%, from $8.7 million for the first six months of 2015 to $8.8 million for the first six months of 2016.

Theatre access fees—founding members. Theatre access fees increased $1.2 million, or 3.3%, from $36.4 million for the first six months of 2015 to $37.6 million for the first six months of 2016. The increase was due to a $1.5 million increase in theatre access fees due to an increase in the fee associated with the number of digital screens that are connected to the DCN, including higher quality digital cinema projectors and related equipment, partially offset by a $0.3 million decrease related to a 1.3% decrease in founding member attendance in the first six months of 2016, compared to the first six months of 2015. The $1.5 million increase in digital screen fees increased $0.8 million from an increase in the number of founding member screens equipped with the higher quality digital cinema equipment and $0.7 million related to an annual 5% rate increase specified in the ESAs.

Selling and marketing costs. Selling and marketing costs increased $4.7 million, or 14.2%, from $33.0 million for the first six months of 2015 to $37.7 million for the first six months of 2016. This increase was primarily due to an increase of $1.8 million in personnel related expenses due primarily to higher salaries, payroll taxes and non-cash share-based compensation expense. Selling and marketing costs also increased $0.7 million due to a non-cash impairment charge on an investment obtained in exchange for advertising services, a $0.7 million increase in online publisher expense related to higher online and mobile revenue, a $0.6 million increase in marketing research and merchandising expenses and a $0.3 million increase in non-cash barter expense.

Administrative and other costs. Administrative and other costs increased $1.3 million, or 12.7%, from $10.2 million for the first six months of 2015 to $11.5 million for the first six months of 2016 due primarily to a $0.9 million increase in personnel related expenses due primarily to higher non-cash share-based compensation expense.

Administrative fee—managing member. Administrative fee-managing member increased $6.0 million, or 88.2% from $6.8 million for the first six months of 2015 to $12.8 million for the first six months of 2016 due primarily to $2.9 million of CEO transition costs, which consisted primarily of severance and consulting costs to our former CEO and $2.3 million non-cash share-based compensation expense associated with modifying equity awards pursuant to agreements with our former CEO. Amounts recorded are based on the terms of the management services agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense increased $1.4 million, or 8.6%, from $16.2 million for the first six months of 2015 to $17.6 million for the first six months of 2016. The increase was due to an increase in amortization expense of intangible assets related primarily to NCM LLC founding member common unit adjustments, partially offset by lower depreciation expense as assets became fully depreciated.

Merger termination fee and related merger costs. The merger termination fee and related merger costs were $41.8 million for the first six months of 2015 due to the merger termination payment of approximately $26.8 million, approximately $7.5 million in primarily legal, accounting, advisory and other professional fees associated with the terminated Screenvision merger and the payment to NCM, Inc. for the reimbursement of merger-related administrative costs of $7.5 million.

Non-operating expenses. Total non-operating expenses decreased $0.9 million, or 3.3%, from $27.4 million for the six months ended July 2, 2015 to $26.5 million for the six months ended June 30, 2016. The following table shows the changes in non-operating expense for the six months ended June 30, 2016 and July 2, 2015 (in millions):

	Six Months Ended		$ Change	% Change
	June 30, 2016	July 2, 2015	YTD 2016 to YTD 2015	YTD 2016 to YTD 2015
Interest on borrowings	$26.9	$26.2	$0.7	2.7%
Interest income	(0.4)	(0.5)	0.1	(20.0%)
Amortization of terminated derivatives	—	1.6	(1.6)	(100.0%)
Other non-operating expense	—	0.1	(0.1)	(100.0%)

Total non-operating expenses	$26.5	$27.4	$(0.9)	(3.3%)

The decrease in non-operating expense was due primarily to a $1.6 million decrease in the amortization of terminated derivatives as the amortization period ended in February 2015, partially offset by an increase of $0.7 million in interest on borrowings related to a higher balance on our revolving credit facility and a higher LIBOR rate on our term loans.

Net Income. Net income increased $22.0 million from $3.7 million for the six months ended July 2, 2015 to $25.7 million for the six months ended June 30, 2016. The increase in net income was due to an increase in operating income of $21.1 million and a decrease in non-operating expense of $0.9 million, as described above.

Known Trends and Uncertainties

Trends and Uncertainties Related to our Business, Industry and Corporate Structure

Changes in the current macro-economic environment and changes in the national, regional and local advertising markets present uncertainties that could impact our results of operations, including the timing and amount of spending from our advertising clients. These changes include increased competition related to the expansion of online and mobile advertising platforms.

Further, we could be negatively impacted by factors that could reduce the viewership of our FirstLook pre-show, such as the offering of reserve seating, an increase in the number and length of trailers for upcoming films and lower network attendance, which could result from shortening of release windows, more alternative methods of delivering movies to consumers, lower consumer confidence and disposable income and a decline in the motion picture box office. The impact to our business associated with these issues could be mitigated over time due to factors including the increase in salable advertising impressions, better geographic coverage related to the expansion of our network, diversification and growth of our advertising client base, improvements in FirstLook pre-show engagement and upgrades to our inventory management and data management systems. We could also benefit if the effectiveness of cinema advertising improves relative to other advertising mediums. Consumer and media market trends appear to have had a favorable impact on our level of national upfront bookings for 2015 and 2016 when compared to the previous year. We believe that over time, a shift toward more upfront commitments, would allow us to bundle several client flights throughout the year in an effort to stabilize month-to-month and quarter-to-quarter volatility. Consistent with the television industry upfront booking practices, a portion of our upfront commitments have cancellation options or options to reduce the amount that advertisers may purchase and we would need to rely on the scatter market to replace those commitments.

The change in the number of screens in our network during the six months ended June 30, 2016 was as follows.

	Number of screens
	Founding Members	Network Affiliates	Total
Balance as of December 31, 2015	16,981	3,380	20,361
(Lost) new affiliates (1)	—	(42)	(42)
Openings, net of closures	47	105	152

Balance as of June 30, 2016	17,028	3,443	20,471

(1)	During the first six months of 2016, the run-out provision in the contract with one of our affiliates that was acquired by a theatre circuit not in our network ended, resulting in 194 screens being removed from our network. These lost screens were partially offset by two new affiliates with 152 screens added during the first six months of 2016.

We believe that adding screens and attendees to our network provide our advertising clients with a better marketing product with increased reach and improved geographic coverage. We have begun to offer our advertising clients better audience targeting capabilities and more robust campaign data analytics that will provide a better product offering and should expand our overall national client base. We also believe that the continued growth of our market coverage could strengthen our selling proposition and competitive positioning against other national, regional and local video advertising platforms, including television, online and mobile video platforms and other out of home video advertising platforms.

In 2014, we experienced a decline of 16.4%, in national advertising CPMs (excluding beverage revenue) compared to the prior year due primarily to the increased competition from other national video networks, including online and mobile advertising platforms, television networks and other out-of-home video networks and the implementation of more aggressive seasonal and volume pricing strategies that contributed to the expansion of our inventory utilization related to the addition of new client categories that traditionally buy their television advertising at lower CPMs. After adjusting our pricing through 2014 to be more attractive to a broader number of potential clients, compete more effectively with various forms of premium video advertising and reflect seasonal marketplace supply and demand characteristics, during 2015 and the first six months of 2016, we experienced an increase year over year of 6.7% and 7.4%, respectively, in national advertising CPMs (excluding beverage revenue).

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to our founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During the first six months of 2015, we sold 60 seconds to our founding members. Beginning July 1, 2015, one of our founding members reduced their beverage advertising from 60 seconds to 30 seconds. We have the right to sell the remaining 30 second unit to other clients. The other founding members’ current long-term contracts with their beverage suppliers require 60 seconds of beverage advertising, although such commitments could change in the future. Should the amount of time acquired as part of these beverage concessionaire agreements decline with the other founding members, this premium time will be available for sale to other clients. Per the ESAs, the time sold to the founding member beverage supplier is priced equal to the advertising CPM for the previous year charged by us to unaffiliated third parties during segment one (closest to showtime) of the FirstLook pre-show, limited to the highest advertising CPM being then-charged by us. Due to a 5.7% increase in segment one CPMs in 2015, the CPM on our beverage concessionaire revenue increased during the first six months of 2016 by 5.7% and the remainder of 2016 will increase by an equivalent percentage.

In consideration for our access to founding members’ theatre attendees for on-screen advertising and use of lobbies and other space within the founding members’ theatres for the LEN and lobby promotions, the founding members receive a monthly theatre access fee under the ESAs. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen (connected to the DCN). The payment per theatre patron increases by 8% every five years, with the next increase taking effect for fiscal year 2017, and the payment per digital screen increases annually by 5%. The theatre access fee paid in the aggregate to all founding members cannot be less than 12% of our aggregate advertising revenue (as defined in the ESA), or it will be adjusted upward to reach this minimum payment. Pursuant to the ESAs, the theatre access fee paid to the members of NCM LLC included an additional fee for access to the higher quality digital cinema systems. This additional fee will continue to increase as additional screens are equipped with the new digital cinema equipment and the fee increases annually by 5%. As of June 30, 2016, 95% of our founding member network screens were showing advertising on digital cinema projectors, and thus the future impact on the theatre access fee related to additional digital cinema installations within existing founding member theatres is expected to be minimal.

During 2015, we reduced the length of our content partner entertainment programming segments from two and one-half minutes to two minutes in content partner agreements representing about 50% of our FirstLook pre-show impressions. During 2016, we are reducing the remaining segments such that all of our content partner agreements will provide for two minute entertainment content segments. The reduction in the length of our FirstLook content partner entertainment segments from two and one-half minutes to two minutes provided two additional 30-second national units and one additional local or regional advertising unit for us to sell across approximately 50% of our network impressions in 2015 and will provide for these additional segments across 100% of our network impressions in 2016. Because there is no reduction in our revenue from reducing these content segments, this will provide additional salable national, local and regional FirstLook pre-show inventory that could allow us to increase our future advertising revenue provided that there is adequate market demand.

Trends and Uncertainties Related to Liquidity and Financial Performance

During 2016, 2014, 2013 and 2012, we amended our senior secured credit facility to extend the maturity, expand the revolver availability and reduce the interest rate spreads. In 2012 and 2011, we issued new Senior Unsecured Notes and Senior Secured Notes primarily to refinance outstanding bank debt. As a result of these financing transactions, we extended the average maturities of our debt and as of June 30, 2016 the weighted average remaining maturity is 4.8 years. As of June 30, 2016, approximately 64% of our total borrowings bear interest at fixed rates. The remaining 36% of our borrowings bear interest at variable rates and as such, our net income could fluctuate with market interest rate fluctuations that could increase the interest paid on our borrowings. Refer to Note 4—Borrowings to the unaudited Condensed Financial Statements in this prospectus for more information regarding the Company’s borrowings.

Trends Related to Ownership

In accordance with our Common Unit Adjustment Agreement with our founding members, on an annual basis we determine the amount of common membership units to be issued to or returned by the founding members based on theatre additions or dispositions during the previous year. During the first quarter of 2016 and 2015, we issued 1,416,515 and 2,160,915 common membership units to our founding members, respectively, for the rights to exclusive access to the theatre screens and attendees added, net of dispositions by the founding members to our network during the previous year. We recorded a net intangible asset of $21.1 million and $31.4 million during the first quarter of 2016 and 2015, respectively, as a result of the Common Unit Adjustments.

Financial Condition and Liquidity

Liquidity and Capital Resources

Our cash balances can fluctuate due to the seasonality of our business and related timing of collections of accounts receivable balances and operating expenditure payments, as well as available cash payments (as defined in the NCM LLC Operating Agreement) to our founding members and managing member, interest or principal payments on our term loan and the Senior Secured Notes and Senior Unsecured Notes.

A summary of our financial liquidity is as follows (in millions):

	As of			$ Change	$ Change
	June 30, 2016	December 31, 2015	July 2, 2015	Q2 2016 to YE 2015	Q2 2016 to Q2 2015
Cash and cash equivalents	$6.1	$3.0	$5.7	$3.1	$0.4
Revolver availability (1)	103.0	69.0	70.0	34.0	33.0

Total liquidity	$109.1	$72.0	$75.7	$37.1	$33.4

(1)	The revolving credit facility portion of our total borrowings is available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit. Our total capacity under the revolving credit facility was $175.0 million as of June 30, 2016 and $135.0 million as of December 31, 2015 and July 2, 2015.

We have generated and used cash as follows (in millions):

	Six Months Ended
	June 30, 2016	July 2, 2015
Operating cash flow	$63.4	$16.6
Investing cash flow	$(7.7)	$(5.7)
Financing cash flow	$(52.6)	$(15.4)

•	Operating Activities. The $46.8 million increase in cash provided by operating activities for the six months ended June 30, 2016, compared to the six months ended July 2, 2015 was due primarily to 1) a larger decrease in accounts receivable of $32.6 million during the six months ended June 30, 2016 compared to the six months ended July 2, 2015 due to higher collections and lower revenue and 2) a $22.0 million increase in net income, as described further above, partially offset by an increase of $5.2 million in the change in accounts payable and accrued liabilities.

•	Investing Activities. The $2.0 million increase in cash used in investing activities for the six months ended June 30, 2016, compared to the six months ended July 2, 2015 was due primarily to an increase of $1.8 million of purchases of property, plant and equipment.

•	Financing Activities. The $37.2 million increase in cash used in financing activities for the six months ended June 30, 2016, compared to the six months ended July 2, 2015 was due primarily to a $37.0 million decrease in proceeds from borrowings, net of repayments, due to lower net borrowings on the revolving credit facility.

Sources of Capital and Capital Requirements

Our primary source of liquidity and capital resources includes cash from operations, availability under the revolving credit facility and cash on hand. Management believes that future funds generated from our operations and cash on hand should be sufficient to fund working capital requirements, our debt service requirements, and capital expenditure and other investing requirements, through the next twelve months. Cash flows can be impacted by the seasonality of advertising sales, stock option exercises, interest on borrowings under our revolving credit agreement and to a lesser extent theatre attendance. We are required pursuant to the terms of our operating agreement to distribute our available cash, as defined in the operating agreement, quarterly to our members (the founding members and NCM, Inc.). The available cash distribution to the members of NCM LLC for the three months ended April 2, 2015 was calculated as negative $25.5 million due to the merger termination fee and related merger costs. Pursuant to the NCM LLC Operating Agreement, there was no distribution made in the second quarter of 2015 and the negative amount was netted against available cash distributions for the second quarter of 2016, which will be paid in the third quarter of 2016. The available cash distribution to the members of NCM LLC for the three months ended June 30, 2016 net of the negative available cash described above (which will be made during the third quarter of 2016) was approximately $14.9 million.

Critical Accounting Policies

For a discussion of accounting policies that we consider critical to our business operations and understanding of our results of operations, and that affect the more significant judgments and estimates used in the preparation of our unaudited Condensed Financial Statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2015—Critical Accounting Policies” contained elsewhere in this prospectus. As of June 30, 2016, there were no significant changes in those critical accounting policies.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see the information provided under Note 1—The Company to the unaudited Condensed Financial Statements included elsewhere in this prospectus.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its unaudited Condensed Financial Statements.

Related Party Transactions

For a discussion of related party transactions, see the information provided under Note 3—Related Party Transactions to the unaudited Condensed Financial Statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Our operating lease obligations, which primarily include office leases, are not reflected on our balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2015 – Contractual and Other Obligations” contained elsewhere in this prospectus. We do not believe these arrangements are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Contractual and Other Obligations

There were no material changes to our contractual obligations during the six months ended June 30, 2016.

Seasonality

Our revenue and operating results are seasonal in nature, coinciding with the timing of marketing expenditures by our advertising clients and to a lesser extent the attendance patterns within the film exhibition industry. Both advertising expenditures and theatre attendance tend to be higher during the second, third, and fourth fiscal quarters. Advertising revenue is primarily correlated with new product releases, advertising client marketing priorities and economic cycles and to a lesser extent theatre attendance levels. The actual quarterly results for each quarter could differ materially depending on these factors or other risks and uncertainties. Based on our historical experience, our first quarter typically has less revenue than the other quarters of a given year due primarily to lower advertising client demand and lower theatre industry attendance levels. Accordingly, there can be no assurances that seasonal variations will not materially affect our results of operations in the future.

The following table reflects the quarterly percentage of total revenue for the fiscal years ended 2012, 2013, 2014 and 2015.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2012	17.6%	24.5%	32.1%	25.8%
FY 2013	17.8%	26.5%	29.2%	26.5%
FY 2014	17.8%	25.4%	25.6%	31.2%
FY 2015	17.2%	27.2%	25.0%	30.6%

The following table reflects the quarterly percentage of total advertising revenue for the fiscal years ended 2012, 2013, 2014 and 2015.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2012	16.2%	24.7%	33.7%	25.4%
FY 2013	17.3%	27.4%	29.9%	25.4%
FY 2014	17.8%	25.4%	25.6%	31.2%
FY 2015	17.2%	27.2%	25.0%	30.6%

NATIONAL CINEMEDIA, LLC

CONDENSED BALANCE SHEETS

(In millions)

(UNAUDITED)

	June 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6.1	$3.0
Receivables, net of allowance of $6.1 and $5.6, respectively	126.3	148.9
Prepaid expenses	3.2	2.7
Prepaid administrative fees to managing member	0.7	0.7
Due from managing member	0.8	—
Current portion of notes receivable—founding members	4.2	4.2
Other current assets	0.4	—

Total current assets	141.7	159.5
NON-CURRENT ASSETS:
Property and equipment, net of accumulated depreciation of $62.8 and $64.1, respectively	27.6	25.1
Intangible assets, net of accumulated amortization of $105.2 and $91.9, respectively	574.8	566.7
Long-term notes receivable, net of current portion—founding members	12.5	12.5
Other investments	6.8	5.4
Debt issuance costs, net	2.2	2.3
Other assets	0.5	0.5

Total non-current assets	624.4	612.5

TOTAL ASSETS	$766.1	$772.0

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	$12.4	$35.5
Amounts due to managing member	—	22.9
Accrued expenses	19.8	18.9
Accrued payroll and related expenses	8.5	14.4
Accounts payable	9.4	11.2
Deferred revenue	14.3	10.2

Total current liabilities	64.4	113.1
NON-CURRENT LIABILITIES:
Long-term debt, net of debt issuance costs of $9.6 and $10.6, respectively	932.4	925.4

Total non-current liabilities	932.4	925.4

Total liabilities	996.8	1,038.5
COMMITMENTS AND CONTINGENCIES (NOTE 5)
MEMBERS’ EQUITY/DEFICIT	(230.7)	(266.5)

TOTAL LIABILITIES AND EQUITY/DEFICIT	$766.1	$772.0

See accompanying notes to Condensed Financial Statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF INCOME

(In millions)

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015
REVENUE (including revenue from founding members of $7.2, $9.0, $14.5 and $16.7, respectively)	$115.4	$121.5	$191.6	$198.4
OPERATING EXPENSES:
Advertising operating costs	8.3	8.3	13.3	14.1
Network costs	4.3	4.2	8.8	8.7
Theatre access fees—founding members	18.9	19.2	37.6	36.4
Selling and marketing costs	19.1	17.0	37.7	33.0
Merger termination fee and related merger costs	—	0.9	—	41.8
Administrative and other costs	5.6	4.7	11.5	10.2
Administrative fee—managing member	3.8	3.6	12.8	6.8
Depreciation and amortization	8.9	8.2	17.6	16.2

Total	68.9	66.1	139.3	167.2

OPERATING INCOME	46.5	55.4	52.3	31.2

NON-OPERATING EXPENSES:
Interest on borrowings	13.5	13.1	26.9	26.2
Interest income	(0.2)	(0.2)	(0.4)	(0.5)
Amortization of terminated derivatives	—	—	—	1.6
Other non-operating expense	—	—	—	0.1

Total	13.3	12.9	26.5	27.4

INCOME BEFORE INCOME TAXES	33.2	42.5	25.8	3.8

Income tax expense	—	0.1	0.1	0.1

NET INCOME	$33.2	$42.4	$25.7	$3.7

See accompanying notes to Condensed Financial Statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015
NET INCOME, NET OF TAX OF $0.0, $0.1, $0.1 AND $0.1, RESPECTIVELY	$33.2	$42.4	$25.7	$3.7
OTHER COMPREHENSIVE INCOME:
Amortization of terminated derivatives	—	—	—	1.6

COMPREHENSIVE INCOME	$33.2	$42.4	$25.7	$5.3

See accompanying notes to Condensed Financial Statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(In millions)

(UNAUDITED)

	Six Months Ended
	June 30, 2016	July 2, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25.7	$3.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17.6	16.2
Non-cash share-based compensation	5.4	3.4
Impairment on investment	0.7	—
Amortization of terminated derivatives	—	1.6
Amortization of debt issuance costs	1.3	1.3
Other	—	0.1
Changes in operating assets and liabilities:
Receivables, net	20.6	(12.0)
Accounts payable and accrued expenses	(6.7)	(1.5)
Amounts due to founding members and managing member	(4.3)	(0.4)
Deferred revenue	4.1	4.9
Other, net	(1.0)	(0.7)

Net cash provided by operating activities	63.4	16.6

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6.6)	(4.8)
Purchases of intangible assets from network affiliates	(1.1)	(0.9)

Net cash used in investing activities	(7.7)	(5.7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	93.0	113.0
Repayments of borrowings	(87.0)	(70.0)
Payment of debt issuance costs	(0.3)	—
Founding member integration payments	1.0	1.1
Distributions to founding members and managing member	(59.6)	(60.6)
Unit settlement for share-based compensation	0.3	1.1

Net cash used in financing activities	(52.6)	(15.4)

CHANGE IN CASH AND CASH EQUIVALENTS	3.1	(4.5)

CASH AND CASH EQUIVALENTS:
Beginning of period	3.0	10.2

End of period	$6.1	$5.7

See accompanying notes to Condensed Financial Statements.

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

(UNAUDITED)

	Six Months Ended
	June 30, 2016	July 2, 2015
Supplemental disclosure of non-cash financing and investing activity:
Purchase of an intangible asset with NCM LLC equity	$21.1	$31.4
Accrued distributions to founding members and managing member	$14.9	$45.8
Increase in cost and equity method investments	$2.0	$1.7
Supplemental disclosure of cash flow information:
Cash paid for interest	$25.5	$24.8
Cash paid for income taxes, net of refunds	$0.2	$—

See accompanying notes to Condensed Financial Statements.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

1. THE COMPANY

Description of Business

National CineMedia, LLC (“NCM LLC”, “the Company” or “we”) commenced operations on April 1, 2005 and is owned by National CineMedia, Inc. (“NCM, Inc.”, “manager” or “managing member”), American Multi-Cinema, Inc. and AMC ShowPlace Theatres, Inc. (“AMC”), wholly owned subsidiaries of AMC Entertainment, Inc., Regal Cinemas, Inc. and Regal CineMedia Holdings, LLC, wholly owned subsidiaries of Regal Entertainment Group (“Regal”) and Cinemark Media, Inc. and Cinemark USA, Inc., wholly owned subsidiaries of Cinemark Holdings, Inc. (“Cinemark”). AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members”. NCM LLC operates the largest digital in-theatre network in North America, allowing NCM LLC to sell advertising (the “Services”) under long-term exhibitor services agreements (“ESAs”) with the founding members (approximately 21 years remaining as of June 30, 2016) and certain third-party theatre circuits (known as “network affiliates”) under long-term network affiliate agreements, which have terms from three to twenty years.

As of June 30, 2016, NCM LLC had 137,156,732 common membership units outstanding, of which 59,836,399 (43.6%) were owned by NCM, Inc., 27,072,701 (19.8%) were owned by Regal, 26,384,644 (19.2%) were owned by Cinemark and 23,862,988 (17.4%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis.

On May 5, 2014, NCM, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) to merge with Screenvision, LLC (“Screenvision”). On November 3, 2014, the Department of Justice filed a lawsuit seeking to enjoin the merger. On March 16, 2015, NCM, Inc. announced the termination of the Merger Agreement and the lawsuit was dismissed. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, the Company paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. During the six months ended July 2, 2015, the Company also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the six months ended July 2, 2015). NCM, Inc. and the founding members each bore a pro rata portion of the merger termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Basis of Presentation

The Company has prepared the unaudited Condensed Financial Statements and related notes of NCM LLC in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures typically included in an annual report have been condensed or omitted for this quarterly report. The balance sheet as of December 31, 2015 is derived from the audited financial statements of NCM LLC. Therefore, the unaudited Condensed Financial Statements should be read in conjunction with the NCM LLC audited Financial Statements and notes thereto included elsewhere in this prospectus.

In the opinion of management, all adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made. The Company’s business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company’s full year results or future performance. As a result of the various related party agreements discussed in Note 3—Related Party Transactions, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties. The Company manages its business under one reportable segment of advertising.

Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and share-based compensation. Actual results could differ from those estimates.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Significant Accounting Policies

The Company’s annual financial statements included for the fiscal year ended December 31, 2015 included elsewhere in this prospectus contain a complete discussion of the Company’s significant accounting policies. Following is additional information related to the Company’s accounting policies.

Concentration of Credit Risk and Significant Customers—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. The collectability risk with respect to national and regional advertising is reduced by transacting with founding members or large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions. The Company has smaller contracts with thousands of local clients that are not individually significant. As of June 30, 2016 and December 31, 2015, there were no advertising agency groups or individual customers through which the Company sources national advertising revenue representing more than 10% of the Company’s outstanding gross receivable balance. During the three and six months ended June 30, 2016 and July 2, 2015, there were no customers that accounted for more than 10% of revenue.

Share-Based Compensation—The management services agreement between NCM LLC and NCM, Inc. provides that NCM LLC may participate in the NCM, Inc. Equity Incentive Plan. NCM, Inc. has issued stock options and restricted stock to certain employees and restricted stock units to its independent directors under the NCM, Inc. Equity Incentive Plan. The Company has not granted stock options since 2012. In 2015 and 2016, the restricted stock grants for Company officers vest upon the achievement of NCM, Inc. performance measures and/or service conditions, while non-officer grants vest only upon the achievement of service conditions. Compensation expense of restricted stock that vests upon the achievement of NCM, Inc. performance measures is based on management’s financial projections and the probability of achieving the projections, which require considerable judgment. A cumulative adjustment is recorded to share-based compensation expense in periods that management changes its estimate of the number of shares of restricted stock expected to vest. Ultimately, the Company adjusts the expense recognized to reflect the actual vested shares following the resolution of the performance conditions. The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. Upon the exercise of options or the vesting of restricted stock, NCM, Inc. has the right to acquire from NCM LLC a number of common units equal to the number of NCM, Inc. shares being issued. In consideration for such units, NCM, Inc. contributes to NCM LLC the consideration received for the exercise of options or vesting of shares of restricted stock. During the three months ended June 30, 2016 and July 2, 2015 and six months ended June 30, 2016 and July 2, 2015, NCM, Inc. acquired 15,922, 67,993, 597,245 and 261,112 units, respectively, due to the vesting of restricted stock and restricted stock units and exercise of stock options and contributed $0.0 million, $0.7 million, $0.3 million and $1.1 million to NCM LLC for the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, respectively.

Recently Adopted Accounting Pronouncements

During the first quarter of 2016, the Company adopted Accounting Standards Update 2015-01, Income Statement Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”) on a prospective basis, which eliminates the concept of extraordinary items from GAAP. Under ASU 2015-01, reporting entities will no longer be required to assess whether an underlying event or transaction is extraordinary, however, presentation and disclosure guidance for items that are unusual in nature or occur infrequently are retained, and are expanded to include items that are both unusual in nature and infrequently occurring. The adoption of ASU 2015-01 did not have a material impact on the unaudited Condensed Financial Statements or notes thereto.

During the first quarter of 2016, the Company adopted Accounting Standards Update 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”) on a prospective basis. ASU 2015-02 amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. The adoption of ASU 2015-02 did not have a material impact on the unaudited Condensed Financial Statements or notes thereto.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

During the first quarter of 2016, the Company adopted Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) on a retrospective basis, which provides guidance for simplifying the presentation of debt issuance costs. ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The Company also adopted Accounting Standards Update 2015-15, Interest—Imputation of Interest (“ASU 2015-15”) on a retrospective basis, which states the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company reclassified net deferred financing costs related to the Company’s Term Loans, Senior Secured Notes and Senior Unsecured Notes in the Condensed Balance Sheets as a direct deduction from the carrying amount of those borrowings, while net deferred financing costs related to the Company’s Revolving Credit Facility remained an asset in the unaudited Condensed Balance Sheets. Upon adoption of ASU 2015-03 and ASU 2015-15, net deferred financing costs of $10.6 million in the December 31, 2015 unaudited Condensed Balance Sheet were reclassified from an asset to a reduction of the carrying value of long-term debt.

During the first quarter of 2016, the Company adopted Accounting Standards Update 2015-05, Intangibles—Goodwill and Other—Internal—Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”) on a prospective basis, which provides guidance on accounting for fees paid by a customer in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The adoption of ASU 2015-05 did not have a material impact on the unaudited Condensed Financial Statements or notes thereto.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. The new revenue recognition standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which was issued in August 2015, revised the effective date for this standard to annual and interim periods beginning on or after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities. Accounting Standards Update 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Update 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which was issued in May 2016, rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for shipping and handling fees and freight services. Accounting Standards Update 2016-12, Revenue from Contract with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which was issued in May 2016, provides guidance to reduce the risk of diversity in practice for certain aspects of ASU 2014-09, including collectability, noncash consideration, presentation of sales tax and transition. ASU 2014-09 allows for either a full retrospective or a modified retrospective transition method. The Company is currently evaluating the effect that adopting this guidance will have on the unaudited Condensed Financial Statements or notes thereto, as well as, which transition method it intends to use.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which revises the guidance in ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities, and provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The guidance is effective for reporting periods (interim and annual) beginning after December 15, 2017, for public companies. The Company is currently assessing the impact of ASU 2016-01 on the unaudited Condensed Financial Statements or notes thereto.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently assessing the impact of ASU 2016-02 on the unaudited Condensed Financial Statements or notes thereto.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The updated guidance changes how companies account for certain aspects of share-based payment awards to employees, including forfeitures. ASU 2016-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this guidance will have on the unaudited Condensed Financial Statements or notes thereto.

In March 2016, the FASB issued Accounting Standards Update 2016-07, Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). ASU 2016-07 eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of ASU 2016-07 is not expected to have a material effect on the unaudited Condensed Financial Statements or notes thereto.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements (“ASU 2016-13”), which requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU 2016-13 is effective for fiscal years beginning after November 29, 2020. The Company is currently evaluating the effect that adopting this guidance will have on the unaudited Condensed Financial Statements or notes thereto.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its unaudited Condensed Financial Statements or notes thereto.

2. INTANGIBLE ASSETS

In accordance with NCM LLC’s Common Unit Adjustment Agreement with our founding members, on an annual basis the Company determines the amount of common membership units to be issued to or returned by the founding members based on theatre additions or dispositions during the previous year. During the first quarter of 2016 and 2015, the Company issued 1,416,515 and 2,160,915 common membership units to our founding members, respectively, for the rights to exclusive access to the theatre screens and attendees added, net of dispositions by the founding members to NCM LLC’s network during the previous year. The Company recorded a net intangible asset of $21.1 million and $31.4 million during the six months ended June 30, 2016 and July 2, 2015, respectively, as a result of the Common Unit Adjustments.

In addition, NCM LLC’s Common Unit Adjustment Agreement requires that a Common Unit Adjustment occur for a specific founding member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent Common Unit Adjustment, results in an attendance increase or decrease in excess of two percent of the annual total attendance at the prior adjustment date. If an existing on-screen advertising agreement with an alternative provider is in place with respect to any acquired theatres, the founding members may elect to receive common membership units related to those encumbered theatres in connection with the Common Unit Adjustment. If the founding members make this election, then they are required to make payments on a quarterly basis in arrears in accordance with certain run-out provisions pursuant to the ESAs (“integration payments”). During the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, the Company recorded a reduction to net intangible assets of $0.7 million, $0.8 million, $0.8 million and $1.1 million, respectively, related to integration payments due from AMC and Cinemark related to their acquisitions of theatres from Rave Cinemas that are encumbered by an existing on-screen advertising agreement with an alternative provider. During the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, AMC and Cinemark paid a total of $0.1 million, $0.3 million, $1.0 million and $1.1 million, respectively, in integration payments.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The Company’s intangible assets with its founding members are recorded at the fair market value of NCM, Inc.’s publicly traded stock as of the date on which the common membership units were issued. The NCM LLC common membership units are fully convertible into NCM, Inc.’s common stock. In addition, the Company records intangible assets for up-front fees paid to network affiliates upon commencement of a network affiliate agreement. The Company’s intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs or the term of the network affiliate agreement. If common membership units are issued to a founding member for newly acquired theatres that are subject to an existing on-screen advertising agreement with an alternative provider, the amortization of the intangible asset commences after the existing agreement expires and NCM LLC can utilize the theatres for all of its services. Integration payments are calculated based upon the advertising cash flow that the Company would have generated if it had exclusive access to sell advertising in the theatres with pre-existing advertising agreements.

3. RELATED PARTY TRANSACTIONS

Founding Member and Managing Member Transactions—In connection with NCM, Inc.’s initial public offering (“IPO”), the Company entered into several agreements to define and regulate the relationships among NCM LLC, NCM, Inc. and the founding members. They include the following:

•	ESAs. Under the ESAs, NCM LLC is the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members). The advertising services include the use of the digital content network (“DCN”) equipment required to deliver the on-screen advertising and other content included in the FirstLook pre-show, use of the lobby entertainment network (“LEN”) and rights to sell and display certain lobby promotions. Further, 30 to 60 seconds of advertising included in the FirstLook pre-show is sold to the founding members to satisfy the founding members’ on-screen advertising commitments under their beverage concessionaire agreements. In consideration for access to the founding members’ theatres, theatre patrons, the network equipment required to display on-screen and LEN video advertising and the use of theatres for lobby promotions, the founding members receive a monthly theatre access fee.

•	Common Unit Adjustment Agreement. The common unit adjustment agreement provides a mechanism for increasing or decreasing the membership units held by the founding members based on the acquisition or construction of new theatres or sale of theatres that are operated by each founding member and included in the Company’s network.

•	Software License Agreement. At the date of NCM, Inc.’s IPO, NCM LLC was granted a perpetual, royalty-free license from the founding members to use certain proprietary software that existed at the time for the delivery of digital advertising and other content through the DCN to screens in the U.S. NCM LLC has made improvements to this software since NCM, Inc.’s IPO date and the Company owns those improvements, except for improvements that were developed jointly by NCM LLC and the founding members, if any.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The following tables provide summaries of the transactions between the Company and the founding members (in millions):

	Three Months Ended		Six Months Ended
Included in the Condensed Statements of Income:	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015
Revenue:
Beverage concessionaire revenue (included in advertising revenue) (1)	$7.1	$9.0	$14.3	$16.6
Advertising inventory revenue (included in advertising revenue) (2)	0.1	—	0.2	0.1
Operating expenses:
Theatre access fee (3)	18.9	19.2	37.6	36.4
Purchase of movie tickets and concession products and rental of theatre space (included in selling and marketing costs) (4)	0.5	0.3	0.8	0.5
Purchase of movie tickets and concession products and rental of theatre space (included in other administrative costs)	0.1	0.1	0.1	0.1
Administrative fee—managing member (5)	3.8	3.6	12.8	6.8
Non-operating expenses:
Interest income from notes receivable (included in interest income) (6)	0.2	0.2	0.4	0.5

(1)	For the six months ended June 30, 2016, two of the founding members purchased 60 seconds of on-screen advertising time and one founding member purchased 30 seconds (with all three founding members having a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at a 30 second equivalent cost per thousand (“CPM”) rate specified by the ESA. For the three and six months ended July 2, 2015 all the founding members purchased 60 seconds of on-screen advertising time.
(2)	The value of such purchases is calculated by reference to NCM LLC’s advertising rate card.
(3)	Comprised of payments per theatre attendee and payments per digital screen with respect to the founding member theatres included in the Company’s network, including payments for access to higher quality digital cinema equipment.
(4)	Used primarily for marketing to NCM LLC’s advertising clients.
(5)	Pursuant to the Management Services Agreement between NCM, Inc. and NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including the services of the Chief Executive Officer, President, Interim Co-Chief Financial Officers, Executive Vice President and Chief Operations Officer and Chief Technology Officer and Executive Vice President and General Counsel. In exchange for these services, NCM LLC reimburses NCM, Inc. for compensation paid to the officers (including share based compensation) and other expenses of the officers and for certain out-of-pocket costs.
(6)	On December 26, 2013, NCM LLC sold its Fathom Events business to a newly formed limited liability company (AC JV, LLC) owned 32% by each of the founding members and 4% by NCM LLC. In consideration for the sale, NCM LLC received a total of $25.0 million in promissory notes from its founding members (one-third or approximately $8.3 million from each founding member). The notes bear interest at a fixed rate of 5.0% per annum, compounded annually. Interest and principal payments are due annually in six equal installments commencing on the first anniversary of the closing.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

	As of
Included in the Condensed Balance Sheets:	June 30, 2016	December 31, 2015
Current portion of notes receivable—founding members (1)	4.2	4.2
Long-term portion of notes receivable—founding members (1)	12.5	12.5
Interest receivable on notes receivable (included in other current assets) (1)	0.4	—
Prepaid administrative fees to managing member (2)	0.7	0.7
Common unit adjustments and integration payments, net of amortization (included in intangible assets) (3)	544.0	535.9

(1)	Refer to the discussion of notes receivable from the founding members above.
(2)	The payments to NCM, Inc. for estimated management services related to employment are made one month in advance. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll, accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant.
(3)	Refer to Note 2—Intangible Assets for further information on common unit adjustments and integration payments.

On March 16, 2015, NCM, Inc. announced the termination of the Merger Agreement with Screenvision. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, the Company paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. During the six months ended July 2, 2015, the Company also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the six months ended July 2, 2015). NCM, Inc. and the founding members each bore a pro rata portion of the termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of NCM, Inc.’s IPO, the Company is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Mandatory distributions of available cash for the three and six months ended June 30, 2016 and July 2, 2015 were as follows (in millions):

	Three Months Ended		Six Months Ended
	June 30, 2016	July 2, 2015	June 30, 2016	July 2, 2015
AMC	$3.2	$6.9	$3.5	$6.9
Cinemark	2.8	9.0	3.2	9.0
Regal	2.8	9.2	3.2	9.2

Total founding members	8.8	25.1	9.9	25.1
NCM, Inc.	6.1	20.7	7.0	20.7

Total	$14.9	$45.8	$16.9	$45.8

Due to the merger termination fee and related merger expenses, the mandatory distributions of available cash by the Company to its founding members and NCM, Inc. for the three months ended April 2, 2015 was calculated as negative $25.5 million ($14.0 million for the founding members and $11.5 million for NCM, Inc.). Therefore, there was no payment made in the second quarter of 2015. Under the terms of the NCM LLC Operating Agreement, this negative amount was netted against the available cash distributions for the second quarter of 2016. The mandatory distributions of available cash by the Company to its founding members for the three months ended June 30, 2016 of $8.8 million (net of the negative available cash from the first quarter of 2015 described above) is included in amounts due to founding members on the unaudited Condensed Balance Sheets as of June 30, 2016 and will be made in the third quarter of 2016. The mandatory distributions of available cash by NCM LLC to its managing member for the three months ended June 30, 2016 of $6.1 million (net of the negative available cash from first quarter of 2015 described above) is included in amounts due from managing member on the unaudited Condensed Balance Sheets as of June 30, 2016 and will be made in the third quarter of 2016.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Amounts due to founding members as of June 30, 2016 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$1.9	$1.0	$1.5	$4.4
Cost and other reimbursement	(0.5)	(0.3)	—	(0.8)
Distributions payable to founding members	3.2	2.8	2.8	8.8

Total amounts due to founding members	$4.6	$3.5	$4.3	$12.4

Amounts due to founding members as of December 31, 2015 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$1.8	$1.0	$1.5	$4.3
Cost and other reimbursement	(0.9)	(0.3)	—	(1.2)
Distributions payable to founding members	10.2	10.9	11.3	32.4

Total amounts due to founding members	$11.1	$11.6	$12.8	$35.5

Amounts due to/from managing member were comprised of the following (in millions):

	As of
	June 30, 2016	December 31, 2015
Distributions payable to managing member	$6.1	$25.2
Cost and other reimbursement	(6.9)	(2.3)

Total amounts due (from) to managing member	$(0.8)	$22.9

AC JV, LLC Transactions—In December 2013, NCM LLC sold its Fathom Events business to a newly formed limited liability company, AC JV, LLC, owned 32% by each of the founding members and 4% by NCM LLC. The Company accounts for its investment in AC JV, LLC under the equity method of accounting in accordance with ASC 323-30, Investments—Equity Method and Joint Ventures (“ASC 323-30”) because AC JV, LLC is a limited liability company with the characteristics of a limited partnership and ASC 323-30 requires the use of equity method accounting unless the Company’s interest is so minor that it would have virtually no influence over partnership operating and financial policies. Although NCM LLC does not have a representative on AC JV, LLC’s Board of Directors or any voting, consent or blocking rights with respect to the governance or operations of AC JV, LLC, the Company concluded that its interest was more than minor under the accounting guidance. The Company’s investment in AC JV, LLC was $1.2 million and $1.2 million as of June 30, 2016 and December 31, 2015, respectively. Equity in earnings from AC JV, LLC was $0.0 million, $0.0 million, $0.0 million and $0.1 million for the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, respectively and is included in non-operating expenses in the unaudited Condensed Statements of Income.

Related Party Affiliates—NCM LLC enters into network affiliate agreements with network affiliates for NCM LLC to provide in-theatre advertising at theatre locations that are owned by companies that are affiliates of certain of the founding members or directors of NCM, Inc. Related party affiliate agreements are entered into at terms that are similar to those of the Company’s other network affiliates.

The Company has an agreement with LA Live, an affiliate of The Anschutz Corporation. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company, which is the controlling stockholder of Regal. During the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, there was approximately $0.1 million, $0.0 million, $0.1 million and $0.1 million, respectively, included in advertising operating costs related to LA Live, and there was approximately $0.1 million and $0.1 million of accounts payable with this company as of June 30, 2016 and December 31, 2015, respectively.

Other Transactions—The Company had an agreement with an interactive media company to sell some of its online inventory. One of NCM, Inc.’s directors is also a director of this media company. There was approximately $0.0 million and $0.3 million of accounts receivable due from this company as of June 30, 2016 and December 31, 2015, respectively.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NCM LLC has an agreement with AEG Live, an affiliate of The Anschutz Corporation, for AEG Live to showcase musical artists in NCM LLC’s FirstLook pre-show. During the three months ended June 30, 2016 and July 2, 2015 and the six months ended June 30, 2016 and July 2, 2015, NCM LLC recorded approximately $0.4 million, $0.5 million, $0.8 million and $0.9 million, respectively, in revenue from AEG Live. As of June 30, 2016 and December 31, 2015, had approximately $0.4 million and $0.4 million, respectively, of accounts receivable from AEG Live.

4. BORROWINGS

The following table summarizes the Company’s total outstanding debt as of June 30, 2016 and December 31, 2015 and the significant terms of its borrowing arrangements (in millions):

	Outstanding Balance as of
Borrowings	June 30, 2016	December 31, 2015	Maturity Date	Interest Rate
Revolving Credit Facility	$72.0	$66.0	November 26, 2019	(1)
Term Loans	270.0	270.0	November 26, 2019	(1)
Senior Unsecured Notes	200.0	200.0	July 15, 2021	7.875%
Senior Secured Notes	400.0	400.0	April 15, 2022	6.000%

Total borrowings	942.0	936.0
Less: debt issuance costs related to term loans and senior notes	(9.6)	(10.6)

Carrying value of long-term debt	$932.4	$925.4

(1)	The interest rates on the revolving credit facility and term loans are described below.

Senior Secured Credit Facility—As of June 30, 2016, the Company’s senior secured credit facility consisted of a $175.0 million revolving credit facility and a $270.0 million term loan. On May 26, 2016, the Company entered into an incremental amendment of its senior secured credit facility whereby the revolving credit facility was increased by $40.0 million from $135.0 million to $175.0 million.

Revolving Credit Facility—The revolving credit facility portion of the Company’s total borrowings is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit.

As of June 30, 2016, the Company’s total availability under the $175.0 million revolving credit facility was $103.0 million. The unused line fee is 0.50% per annum. Borrowings under the revolving credit facility bear interest at the Company’s option of either the LIBOR index plus an applicable margin or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus an applicable margin. The applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for the Company (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the senior secured credit facility). The weighted-average interest rate on the outstanding balance on the revolving credit facility as of June 30, 2016 was 2.93%.

Term Loans—The interest rate on the term loans is a rate chosen at the Company’s option of either the LIBOR index plus 2.75% or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus 1.75%. The weighted-average interest rate on the term loans as of June 30, 2016 was 3.22%. Interest on the term loans is currently paid monthly.

The senior secured credit facility contains a number of covenants and financial ratio requirements, with which the Company was in compliance as of June 30, 2016, including maintaining a consolidated net senior secured leverage ratio of equal to or less than 6.5 times on a quarterly basis. In addition, there are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. As of June 30, 2016, the Company’s consolidated net senior secured leverage ratio was 3.5 times (versus the covenant of 6.5 times).

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Senior Unsecured Notes due 2021—On July 5, 2011, the Company completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes (“Senior Unsecured Notes”) for which the registered exchange offering was completed on September 22, 2011. The Senior Unsecured Notes pay interest semi-annually in arrears on January 15 and July 15 of each year, which commenced January 15, 2012. The notes are subordinated to all existing and future secured debt, including indebtedness under the Company’s existing senior secured credit facility and the Senior Secured Notes defined below. The Senior Unsecured Notes contain certain non-maintenance covenants with which the Company was in compliance as of June 30, 2016.

Senior Secured Notes due 2022—On July 27, 2012, the Company completed a private placement of $400.0 million in aggregate principal amount of 6.000% Senior Secured Notes (the “Senior Secured Notes”) for which the registered exchange offering was completed on November 26, 2012. The Senior Secured Notes pay interest semi-annually in arrears on April 15 and October 15 of each year, which commenced October 15, 2012. The Senior Secured Notes are senior secured obligations of the Company, rank the same as the Company’s senior secured credit facility, subject to certain exceptions, and share in the same collateral that secures the Company’s obligations under the senior secured credit facility. The Senior Secured Notes contain certain non-maintenance covenants with which the Company was in compliance as of June 30, 2016.

5. COMMITMENTS AND CONTINGENCIES

Legal Actions—The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect individually and in the aggregate on its financial position, results of operations or cash flows.

Minimum Revenue Guarantees—As part of the network affiliate agreements entered into in the ordinary course of business under which the Company sells advertising for display in various network affiliate theatre chains, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If a network affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from three to twenty years, prior to any renewal periods of which some are at the option of the Company. As of June 30, 2016, the maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $38.6 million over the remaining terms of the network affiliate agreements, which calculation does not include any potential future extensions. As of June 30, 2016 and December 31, 2015, the Company had no liabilities recorded for these obligations, as such guarantees are less than the expected share of revenue paid to the network affiliate.

6. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Non-Recurring Measurements—Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. These assets include long-lived assets, intangible assets, cost and equity method investments, notes receivable and borrowings.

Long-Lived Assets, Intangible Assets, Other Investments and Notes Receivable—The Company regularly reviews long-lived assets (primarily property, plant and equipment), intangible assets, investments accounted for under the cost or equity method and notes receivable for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. When the estimated fair value is determined to be lower than the carrying value of the asset, an impairment charge is recorded to write the asset down to its estimated fair value.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Other investments consisted of the following (in millions):

	As of
	June 30, 2016	December 31, 2015
Investment in AC JV, LLC (1)	$1.2	$1.2
Other investments (2)	5.6	4.2

Total	$6.8	$5.4

(1)	Refer to Note 3—Related Party Transactions.
(2)	The Company received equity securities in privately held companies as consideration for a portion of advertising contracts. The equity securities were accounted for under the cost method and represent an ownership of less than 20%. The Company does not exert significant influence on these companies’ operating or financial activities.

During the three and six months ended June 30, 2016, the Company recorded an other-than-temporary impairment charge of $0.7 million and $0.7 million, respectively. This impairment charge brought the investment to a remaining value of $0.0 million. The fair value of the other investments has not been estimated as of June 30, 2016 and December 31, 2015 as there were no identified events or changes in the circumstances that had a significant adverse effect on the fair value of those investments and it is not practicable to do so because the equity securities are not in publicly traded companies. As the inputs to the determination of fair value are based upon non-identical assets and use significant unobservable inputs, they have been classified as Level 3 in the fair value hierarchy.

As of June 30, 2016 and December 31, 2015, the Company had notes receivable totaling $16.7 million and $16.7 million, respectively, from its founding members related to the sale of Fathom Events, as described in Note 3—Related Party Transactions. These notes were initially valued using comparative market multiples. There were no identified events or changes in circumstances that had a significant adverse effect on the fair value of the notes receivable. The notes are classified as Level 3 in the fair value hierarchy as the inputs to the determination of fair value are based upon non-identical assets and use significant unobservable inputs.

Borrowings—The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The estimated fair values of the Company’s financial instruments where carrying values do not approximate fair value were as follows (in millions):

	As of June 30, 2016		As of December 31, 2015
	Carrying Value	Fair Value (1)	Carrying Value	Fair Value (1)
Term Loans	$270.0	$269.6	$270.0	$269.3
Senior Unsecured Notes	200.0	208.5	200.0	208.4
Senior Secured Notes	400.0	416.0	400.0	414.5

(1)	The Company has estimated the fair value on an average of at least two non-binding broker quotes and the Company’s analysis. If the Company were to measure the borrowings in the above table at fair value on the balance sheet they would be classified as Level 2.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During 2012, the Company terminated interest rate swap agreements that were used to hedge its interest rate risk associated with its term loan. Following the termination of the swap agreements, the variable interest rate on the Company’s $270.0 million term loan is unhedged and as of June 30, 2016 and December 31, 2015, the Company did not have any outstanding derivative assets or liabilities.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

A portion of the breakage fees paid to terminate the swap agreements was for swaps in which the underlying debt remained outstanding. The balance in AOCI related to these swaps was fixed and was amortized into earnings over the remaining period during which interest payments were hedged, or February 13, 2015. The Company considered the guidance in ASC 815, Derivatives and Hedging which states that amounts in AOCI shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As of June 30, 2016, there were no amounts outstanding related to these discontinued cash flow hedges.

The changes in AOCI by component for the six months ended June 30, 2016 and July 2, 2015 were as follows (in millions):

	Six Months Ended
	June 30, 2016	July 2, 2015	Income Statement Location
Balance at beginning of period	$—	$(1.6)
Amounts reclassified from AOCI:
Amortization on discontinued cash flow hedges	—	1.6	Amortization of terminated derivatives

Total amounts reclassified from AOCI	—	1.6

Net other comprehensive income	—	1.6

Balance at end of period	$—	$—

Management’s Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2015

Some of the information in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. All statements other than statements of historical facts included in this prospectus, including, without limitation, certain statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, may constitute forward-looking statements. In some cases, you can identify these “forward-looking statements” by the specific words, including but not limited to “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. These forward-looking statements involve risks and uncertainties. The following discussion and analysis should be read in conjunction with our historical financial statements and the related notes thereto included elsewhere in this document.

Overview

NCM LLC operates the largest digital in-theatre video advertising network in North America, through which it distributes national and local advertising that the Company has sold on theatre screens and video screens in theatre lobbies. NCM LLC also sells theatre lobby promotions and online and mobile advertising that are displayed on its and other publisher websites and mobile sites and apps. Our revenue is principally derived from advertising distributed to NCM LLC’s founding member theatres in accordance with long-term ESAs (over 21 years remaining as of December 31, 2015) and to network affiliates in accordance with multi-year agreements, which expire at various dates through July 22, 2031. The weighted average remaining term (based on attendance) of the ESAs and the network affiliate agreements is 19.0 years as of December 31, 2015. The ESAs with the founding members and network affiliate agreements grant NCM LLC exclusive rights in their theatres to sell advertising, subject to limited exceptions. Our advertising FirstLook pre-show and LEN programming are distributed predominantly via satellite through our proprietary DCN. Approximately 98% of the aggregate founding member and network affiliate theatre attendance is generated by theatres connected to our DCN (the remaining 601 screens receive advertisements on USB drives) and 100% of the FirstLook pre-show is projected on digital projectors (90% digital cinema projectors and 10% LCD projectors).

Management focuses on several measurements that we believe provide us with the necessary ratios and key performance indicators to manage our business, determine how we are performing versus our internal goals and targets, and against the performance of our competitors and other benchmarks in the marketplace in which we operate. Senior executives hold meetings twice per quarter with officers, managers and staff to discuss and analyze operating results and address significant variances to budget and prior year in an effort to identify trends and changes in our business. We focus on many operating metrics including changes in revenue, OIBDA, Adjusted OIBDA and Adjusted OIBDA margin, as defined and discussed in “Notes to the Selected Historical Financial and Operating Data” above, as some of our primary measurement metrics. In addition, we monitor our monthly advertising performance measurements, including advertising inventory utilization, national and local advertising pricing (CPM), local/regional advertising rate per screen per week, local/regional and total advertising revenue per attendee, as well as, our free cash flow, dividend coverage ratio, financial leverage (net debt divided by Adjusted OIBDA) and cash balances and revolving credit facility availability to ensure debt covenant compliance and that there is adequate cash availability to fund our working capital needs and debt obligations and current and future dividends declared by our Board of Directors.

Recent Transactions

On December 26, 2013, we sold our Fathom Events business to a newly formed limited liability company (AC JV, LLC) owned 32% by each of the founding members and 4% by us. The Fathom Events business focused on the marketing and distribution of live and pre-recorded entertainment programming to theatre operators to provide additional programs to augment their feature film schedule. In consideration for the sale, we received a total of $25.0 million in promissory notes from our founding members (one-third from each founding member). Refer to Note 2 to the audited financial statements included elsewhere in this document.

On May 5, 2014, NCM, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) to merge with Screenvision. On November 3, 2014, the Department of Justice filed a lawsuit seeking to enjoin the merger. On March 16, 2015, the Company announced the termination of the Merger Agreement and the lawsuit was dismissed. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, NCM LLC paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. This payment was $2 million lower than the reverse termination fee contemplated by the Merger Agreement. During the year ended December 31, 2015, NCM LLC also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the year ended December 31, 2015). The Company and the founding members each bore a pro rata portion of the termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Our operating results may be affected by a variety of internal and external factors and trends described more fully in the section entitled “Risk Factors” in this prospectus.

Summary Historical and Operating Data

You should read this information in conjunction with the other information contained in this document, and our audited historical financial statements and the notes thereto included elsewhere in this document.

The following table presents operating data and Adjusted OIBDA (dollars in millions, except share and margin data). Refer to “Item 6. Selected Financial Data—Notes to the Selected Historical Financial and Operating Data” for a discussion of the calculation of Adjusted OIBDA and reconciliation to net income.

	Years Ended			% Change
($ in millions)	Dec. 31, 2015	Jan. 1, 2015	Dec. 26, 2013	2014 to 2015	2013 to 2014
Revenue:
Advertising	$446.5	$394.0	$426.3	13.3%	(7.6%)
Fathom Events	—	—	36.5	0.0%	(100.0%)

Total revenue	446.5	394.0	462.8	13.3%	(14.9%)
Operating expenses:
Advertising	173.6	154.6	157.4	12.3%	(1.8%)
Fathom Events	—	—	30.0	0.0%	(100.0%)
Network, administrative and unallocated costs	90.6	80.2	73.4	13.0%	9.3%
Merger termination fee and related merger costs (1)	41.8	—	—	100.0%	0.0%

Total operating expenses	306.0	234.8	260.8	30.3%	(10.0%)

Operating income	140.5	159.2	202.0	(11.7%)	(21.2%)
Non-operating expenses	52.9	62.1	38.4	(14.8%)	61.7%
Income tax expense	0.1	0.8	0.7	(87.5%)	14.3%

Net income	$87.5	$96.3	$162.9	(9.1%)	(40.9%)

Adjusted OIBDA	$229.9	$199.3	$234.5	15.4%	(15.0%)
Adjusted OIBDA margin	51.5%	50.6%	50.7%	0.9%	(0.1%)
Total theatre attendance (in millions) (2)(3)	694.7	688.2	699.2	0.9%	(1.6%)

(1)	Merger termination fee and related merger costs primarily include the merger termination payment and legal, accounting, advisory and other professional fees associated with the terminated merger with Screenvision.
(2)	Represents the total attendance within our advertising network.
(3)	Excludes screens and attendance associated with certain AMC Rave and Cinemark Rave theatres for all periods presented. Refer to Note 4 to the audited financial statements included elsewhere in this document.

Basis of Presentation

Prior to the completion of NCM, Inc.’s IPO, NCM LLC was wholly-owned by its founding members. In connection with the offering, NCM, Inc. purchased newly issued common membership units from NCM LLC and common membership units from our founding members, and became a member of and the sole manager of NCM LLC. We entered into several agreements to effect the reorganization and the financing transaction and certain amendments were made to the existing ESAs to govern the relationships among NCM LLC and our founding members after the completion of these transactions.

The results of operations data discussed herein were derived from the audited financial statements and accounting records of NCM LLC and should be read in conjunction with the notes thereto.

We have a 52-week or 53-week fiscal year ending on the first Thursday after December 25. Fiscal year 2014 contained 53 weeks. Fiscal years 2013 and 2015 contained 52 weeks. Our 2016 fiscal year will contain 52 weeks. Throughout this document, we refer to our fiscal years as set forth below:

Fiscal Year Ended	Reference in this Document
December 31, 2015	2015
January 1, 2015	2014
December 26, 2013	2013

Results of Operations

Years Ended December 31, 2015 and January 1, 2015

Revenue. Total revenue increased $52.5 million, or 13.3%, from $394.0 million for the year ended January 1, 2015 to $446.5 million for the year ended December 31, 2015. The following is a summary of revenue by category (in millions):

	Years Ended		$ Change	% Change
	December 31, 2015	January 1, 2015	2014 to 2015	2014 to 2015
National advertising revenue	$309.5	$258.8	$50.7	19.6%
Local and regional advertising revenue	107.0	96.8	10.2	10.5%
Founding member advertising revenue from beverage concessionaire agreements	30.0	38.4	(8.4)	(21.9%)

Total revenue	$446.5	$394.0	$52.5	13.3%

The following table shows data on revenue per attendee for the years ended December 31, 2015 and January 1, 2015:

	Years Ended		% Change
	December 31, 2015	January 1, 2015	2014 to 2015
National advertising revenue per attendee	$0.446	$0.376	18.6%
Local and regional advertising revenue per attendee	$0.154	$0.141	9.2%
Total advertising revenue (excluding founding member beverage revenue) per attendee	$0.600	$0.517	16.1%
Total advertising revenue per attendee	$0.643	$0.573	12.2%
Total theatre attendance (in millions) (1) (2)	694.7	688.2	0.9%

(1)	Represents the total attendance within NCM LLC’s advertising network.
(2)	Excludes screens and attendance associated with certain AMC Rave and Cinemark Rave theatres for all periods presented. Refer to Note 4 to the audited financial statements included elsewhere in this document.

National advertising revenue. The $50.7 million, or 19.6%, increase in national advertising revenue (excluding beverage revenue from NCM LLC’s founding members) was due primarily to a 14.2% increase in impressions sold during the year ended December 31, 2015, compared to the year ended January 1, 2015 and a 6.7% increase in national advertising CPMs (excluding beverage) during the year ended December 31, 2015, compared to the year ended January 1, 2015. The increase in impressions sold was driven by an increase in national inventory utilization from 115.7% for the year ended January 1, 2015 to 128.3% for the year ended December 31, 2015, due to an expansion of our client base and increased spending by certain existing clients, related in part to the success of our strategy to compete in the national television upfront marketplace. Inventory utilization is calculated as utilized impressions divided by total advertising impressions, which is based on eleven 30-second salable national advertising units in our pre-show, which can be expanded, should market demand dictate. This increase in impressions sold was also driven by an increase in our network theatre attendance of 0.9% related to an overall increase in cinema industry attendance resulting from a stronger film release schedule and the addition of new network screens. The increase in CPMs relates primarily to our successful upfront sales campaign and strong scatter market.

Local and regional advertising revenue. The $10.2 million, or 10.5%, increase in local and regional advertising revenue was driven by an increase of $6.9 million, or 21.7%, in revenue from larger regional contracts (greater than $100,000). The volume of contracts greater than $100,000 increased 33.9%, partially offset by a decrease of 9.1% in average contract value of contracts greater than $100,000. The increase in volume of contracts greater than $100,000 was due to the stronger film release schedule and higher sales to agencies responsible for larger regional advertising budgets. Revenue from local contracts under $100,000 increased 4.8% during the year ended December 31, 2015, compared to the year ended January 1, 2015.

Founding member beverage revenue. The $8.4 million, or 21.9%, decrease in national advertising revenue from NCM LLC’s founding members’ beverage concessionaire agreements was due to a 14.4% decrease in beverage revenue CPMs and a decrease of 0.4% in founding member attendance during the year ended December 31, 2015, compared to the year ended January 1, 2015. The 2015 beverage revenue CPM is based on the change in CPM during segment one of the FirstLook pre-show from 2013 to 2014, which decreased 14.4%. Founding member beverage revenue also decreased by $2.7 million due to one of NCM LLC’s founding members reducing the length of the beverage advertising unit from 60 seconds to 30 seconds beginning July 1, 2015. We have the right to sell the 30 second unit to other clients.

Operating expenses. Total operating expenses increased $71.2 million, or 30.3%, from $234.8 million for the year ended January 1, 2015 to $306.0 million for the year ended December 31, 2015. The following table shows the changes in operating expense for the year ended December 31, 2015 and January 1, 2015 (in millions):

	Years Ended		$ Change	% Change
	December 31, 2015	January 1, 2015	2014 to 2015	2014 to 2015
Advertising operating costs	$30.8	$26.4	$4.4	16.7%
Network costs	17.8	18.3	(0.5)	(2.7%)
Theatre access fees—founding members	72.5	70.6	1.9	2.7%
Selling and marketing costs	72.3	57.6	14.7	25.5%
Administrative and other costs	21.4	19.3	2.1	10.9%
Administrative fee—managing member	17.2	10.2	7.0	68.6%
Depreciation and amortization	32.2	32.4	(0.2)	(0.6%)

Total operating expenses before the merger termination fee and related merger costs	264.2	234.8	29.4	12.5%
Merger termination fee and related merger costs	41.8	—	41.8	100.0%

Total operating expenses	$306.0	$234.8	$71.2	30.3%

Advertising operating costs. Advertising operating costs increased $4.4 million, or 16.7%, from $26.4 million for the year ended January 1, 2015 to $30.8 million for the year ended December 31, 2015. This increase was primarily the result of a $3.6 million increase in affiliate advertising payments which was driven by higher national and local advertising revenue and a 3.5% increase in the number of average affiliate screens for the year ended December 31, 2015, compared to the year ended January 1, 2015.

Network costs. Network costs decreased $0.5 million, or 2.7%, from $18.3 million for the year ended January 1, 2015 to $17.8 million for the year ended December 31, 2015 due primarily to a decrease of $0.5 million in personnel related expenses due primarily to lower salaries due to department realignment, partially offset by higher bonus expense due to improved performance against targets compared to 2014.

Theatre access fees—founding members. Theatre access fees increased $1.9 million, or 2.7%, from $70.6 million for the year ended January 1, 2015 to $72.5 million for the year ended December 31, 2015. The increase was due to a $2.0 million increase in the fee associated with the number of founding member digital screens that are connected to the DCN, including higher quality digital cinema projectors and related equipment. These fees increased $1.3 million related to an annual 5% rate increase specified in the ESAs and $0.7 million from an increase in the number of founding member screens equipped with the higher quality digital cinema equipment. This increase of $2.0 million was partially offset by a $0.1 million decrease in attendance related fees due to a 0.4% decrease in founding member attendance during the year ended December 31, 2015 compared to the year ended January 1, 2015.

Selling and marketing costs. Selling and marketing costs increased $14.7 million, or 25.5%, from $57.6 million for the year ended January 1, 2015 to $72.3 million for the year ended December 31, 2015. This increase was primarily due to an increase of $8.5 million in personnel related expenses due primarily to higher non-cash share-based compensation expense, higher commission expense and higher bonus expense, all primarily related to better performance against targets and higher revenue compared to 2014. Selling and marketing costs also increased due to an increase of $2.1 million in bad debt expense due to a smaller reserve in 2014 compared to 2015 and an increase of $1.2 million in non-cash barter expense.

Administrative and other costs. Administrative and other costs increased $2.1 million, or 10.9%, from $19.3 million for the year ended January 1, 2015 to $21.4 million for the year ended December 31, 2015. The increase was primarily due to an increase of $2.1 million in personnel related expenses due primarily to higher non-cash share-based compensation expense and higher bonus expense, both primarily related to better performance against targets compared to 2014.

Administrative fee—managing member. Administrative fee-managing member increased $7.0 million, or 68.6%, from $10.2 million for the year ended January 1, 2015 to $17.2 million for the year ended December 31, 2015 due primarily to personnel-related expenses due primarily to higher non-cash share-based compensation expense and higher bonus expense, both primarily related to better performance against targets compared to 2014. Amounts recorded are based on the terms of the management services agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense decreased $0.2 million, or 0.6%, from $32.4 million for the year ended January 1, 2015 to $32.2 million for the year ended December 31, 2015 due to lower depreciation expense as assets became fully depreciated, partially offset by an increase in amortization expense of intangible assets related to new affiliate agreements and NCM LLC founding member common unit adjustments.

Merger termination fee and related merger costs. Merger-related costs were $41.8 million for the year ended December 31, 2015 due to the merger termination payment of approximately $26.8 million and $15.0 million in legal, accounting and advisory fees associated with the terminated Screenvision merger.

Non-operating expenses. Total non-operating expenses decreased $9.2 million, or 14.8%, from $62.1 million for the year ended January 1, 2015 to $52.9 million for the year ended December 31, 2015. The following table shows the changes in non-operating expense for the years ended December 31, 2015 and January 1, 2015 (in millions):

	Years Ended		$ Change	% Change
	December 31, 2015	January 1, 2015	2014 to 2015	2014 to 2015
Interest on borrowings	$52.2	$52.6	$(0.4)	(0.8%)
Interest income	(1.1)	(1.3)	0.2	(15.4%)
Amortization of terminated derivatives	1.6	10.0	(8.4)	(84.0%)
Other non-operating expense	0.2	0.8	(0.6)	(75.0%)

Total non-operating expenses	$52.9	$62.1	$(9.2)	(14.8%)

The decrease in non-operating expense was due primarily to an $8.4 million decrease in the amortization of terminated derivatives as the amortization period ended in February 2015 and a decrease of $0.6 million in other non-operating expense.

Net income. Net income decreased $8.8 million from $96.3 million for the year ended January 1, 2015 to $87.5 million for the year ended December 31, 2015. The decrease in net income was due to a decrease in operating income of $18.7 million, as described above, partially offset by a decrease in non-operating expenses of $9.2 million and a decrease in income tax expense of $0.7 million.

Years Ended January 1, 2015 and December 26, 2013

Revenue. Total revenue for the year ended January 1, 2015 decreased $68.8 million, or 14.9%, to $394.0 million, compared to $462.8 million for the 2013 period. The following is a summary of revenue by category (in millions).

	Years Ended		$ Change	% Change
	January 1, 2015	December 26, 2013	2013 to 2014	2013 to 2014
National advertising revenue	$258.8	$295.0	$(36.2)	(12.3%)
Local and regional advertising revenue	96.8	89.9	6.9	7.7%
Founding member advertising revenue from beverage concessionaire agreements	38.4	41.4	(3.0)	(7.2%)

Total advertising revenue	394.0	426.3	(32.3)	(7.6%)

Fathom Consumer revenue	—	34.4	(34.4)	(100.0%)
Fathom Business revenue	—	2.1	(2.1)	(100.0%)

Total Fathom Events revenue	—	36.5	(36.5)	(100.0%)

Total revenue	$394.0	$462.8	$(68.8)	(14.9%)

The following table shows data on revenue per attendee for the years ended January 1, 2015 and December 26, 2013 (in millions):

	Years Ended		% Change
	January 1, 2015	December 26, 2013	2013 to 2014
National advertising revenue per attendee	$0.376	$0.422	(10.9%)
Local and regional advertising revenue per attendee	$0.141	$0.129	9.3%
Total advertising revenue (excluding founding member beverage revenue) per attendee	$0.517	$0.550	(6.0%)
Total advertising revenue per attendee	$0.573	$0.610	(6.1%)
Total theatre attendance (in millions) (1) (2)	688.2	699.2	(1.6%)

(1)	Represents the total attendance within NCM LLC’s advertising network.
(2)	Excludes screens and attendance associated with certain AMC Rave and Cinemark Rave theatres for all periods presented. Refer to Note 4 to the audited financial statements included elsewhere in this document.

National advertising revenue. The $36.2 million, or 12.3%, decrease in national advertising revenue (excluding beverage revenue from our founding members) was driven by a 16.4% decrease in national advertising CPMs (excluding beverage revenue) due primarily to a soft television scatter marketplace, the increase in competition from other national video networks, including online and mobile advertising platforms, and the implementation of more aggressive seasonal and volume pricing strategies that contributed to the expansion of our client mix to new client industries that traditionally buy their television and other advertising at lower CPMs. National advertising revenue also decreased due to a decline in revenue by our content partners and scatter spending by our previous cell phone PSA client, which decreased $5.1 million and $12.6 million, respectively, compared to 2013. The decline in national advertising revenue (excluding beverage revenue) was partially offset by an increase in utilized impressions of 4.0% in 2014 compared to 2013. Our national inventory utilization rose from 109.3% for the year ended December 26, 2013 to 115.7% for the year ended January 1, 2015, primarily due to an overall expansion of our client base and the success of the October 1, 2014 through December 31, 2015 upfront selling campaign that positively impacted the fourth quarter of 2014. The number of advertising impressions decreased due to a 1.6% year-over-year decrease in theatre attendance, resulting from a weaker film release schedule compared to 2013, partially offset by an additional week in our 53-week year, compared to a 52-week year in 2013. Inventory utilization is calculated based on eleven 30-second salable national advertising units in our pre-show, which can be expanded, should market demand dictate.

Local and regional advertising revenue. The $6.9 million, or 7.7%, increase in local and regional advertising revenue was driven by an increase in local advertising contract volume of 7.9%, partially offset by a slight decrease in the average contract value of 0.3% for the year ended January 1, 2015, compared to the year ended December 26, 2013.

The increase in contract volume was driven primarily by the higher number of larger regional contracts (greater than $250,000), which grew 64% due to the improving economy that benefited smaller businesses that make smaller advertising commitments and the continued expansion of the number of theatres in our network. While the number of our largest contracts grew (those over $250,000), the number of contracts between $50,000 and $250,000 declined 6.8%.

Founding member beverage revenue. The $3.0 million, or 7.2%, decrease in national advertising revenue from our founding members’ beverage concessionaire agreements was due to a 5.8% decrease in beverage revenue CPMs and a 1.6% decrease in founding member attendance for the year ended January 1, 2015, compared to the year ended December 26, 2013. The 2014 beverage revenue CPM is based on the change in CPM of segment one of the FirstLook pre-show from 2012 to 2013, which decreased 5.8%.

Fathom Events revenue. Fathom Events revenue was zero for the year ended January 1, 2015 from $36.5 million for the year ended December 26, 2013 due to the sale of this portion of our business on December 26, 2013.

Operating expenses. Total operating expenses for the year ended January 1, 2015 were $234.8 million, a decrease of 10.0%, from $260.8 million for the 2013 period. The following table shows operating expense breakout for the years ended January 1, 2015 and December 26, 2013 (in millions):

	Years Ended		$ Change	% Change
	January 1, 2015	December 26, 2013	2013 to 2014	2013 to 2014
Advertising operating costs	$26.4	$29.0	$(2.6)	(9.0%)
Fathom Events operating costs	—	25.5	(25.5)	(100.0%)
Network costs	18.3	18.7	(0.4)	(2.1%)
Theatre access fees—founding members	70.6	69.4	1.2	1.7%
Selling and marketing costs	57.6	61.5	(3.9)	(6.3%)
Administrative and other costs	19.3	20.1	(0.8)	(4.0%)
Administrative fee—managing member	10.2	10.0	0.2	2.0%
Depreciation and amortization	32.4	26.6	5.8	21.8%

Total operating expenses	$234.8	$260.8	$(26.0)	(10.0%)

Advertising operating costs. Advertising operating costs decreased $2.6 million, or 9.0%, from $29.0 million for the year ended December 26, 2013 to $26.4 million for the year ended January 1, 2015. This decrease was primarily the result of a $1.0 million decrease in affiliate advertising payments, a $0.8 million decrease in on-screen production costs and a $0.5 million decrease in lobby production supplies, partially offset by the impact of an additional week in 2014. The decrease in affiliate advertising payments was driven by lower total advertising revenue and a 0.5% decrease in the number of average affiliate screens for the year ended January 1, 2015, compared to the year ended December 26, 2013 due primarily to acquisitions by the founding members of network affiliates in 2013. Lobby production supplies and on-screen production costs decreased due to lower revenue during the period.

Fathom Events operating costs. Fathom Events operating costs were zero for the year ended January 1, 2015 from $25.5 million for the year ended December 26, 2013 due to the sale of this portion of our business on December 26, 2013.

Network costs. Network costs decreased $0.4 million, or 2.1%, from $18.7 million for the year ended December 26, 2013 to $18.3 million for the year ended January 1, 2015. The decrease was primarily due to a decrease of $0.3 million in equipment rental and network maintenance costs, partially offset by the impact of an additional week in 2014, and a decrease of $0.2 million for reimbursement of AC JV, LLC transition costs.

Theatre access fees—founding members. Theatre access fees increased $1.2 million, or 1.7%, from $69.4 million for the year ended December 26, 2013 to $70.6 million for the year ended January 1, 2015. The increase was due to a $2.0 million increase in theatre access fees due to an increase in the number of digital screens (connected to DCN), including higher quality digital cinema projectors and related equipment, partially offset by a $0.8 million decrease related to the 1.6% decrease in founding member attendance in 2014 compared to 2013. The fees for digital screens and equipment increased $1.2 million related to an annual 5% rate increase specified in the ESAs and $0.8 million from an increase of 2.5% in the average number of founding member digital screens and an increase of 3.8% in the average number of founding member theatres equipped with the higher quality digital cinema equipment year-over-year. The increases in digital screens and theatres with digital cinema equipment were due primarily to acquisitions by the founding members.

Selling and marketing costs. Selling and marketing costs decreased $3.9 million, or 6.3%, from $61.5 million for the year ended December 26, 2013 to $57.6 million for the year ended January 1, 2015. This decrease was primarily due to a decrease in bad debt expense of $2.2 million as actual advertising accounts receivable write-offs were lower than estimated, a decrease of $1.6 million in non-cash barter expense related to timing of barter transactions and a decrease of $0.6 million in certain discretionary marketing expenses. These decreases to selling and marketing costs were partially offset by an increase of $0.3 million in personnel expense due primarily to higher share-based compensation expense and local commissions, partially offset by lower salaries, bonuses and related taxes (related to lower performance against internal targets) and lower benefit costs.

Administrative and other costs. Administrative and other costs decreased $0.8 million, or 4.0%, from $20.1 million for the year ended December 26, 2013 to $19.3 million for the year ended January 1, 2015. The decrease was primarily due to a decrease of $0.3 million in legal and professional expenses, as well as, decreases in personnel costs, contract labor and building related expenses.

Administrative fee—managing member. Administrative fee-managing member increased $0.2 million, or 2.0%, from $10.0 million for the year ended December 26, 2013 to $10.2 million for the year ended January 1, 2015. Amounts recorded are based on the terms of the management services agreement which states NCM LLC pays NCM, Inc. service fees which are equal to the cost of NCM, Inc. employees and any reimbursable costs incurred by NCM, Inc.

Depreciation and amortization. Depreciation and amortization expense increased $5.8 million, or 21.8%, from $26.6 million for the year ended December 26, 2013 to $32.4 million for the year ended January 1, 2015. The increase was primarily due to higher amortization of intangible assets related to new affiliate agreements and NCM LLC founding member common unit adjustments, primarily related to founding member theatre acquisitions and the impact of an additional week in 2014.

Non-operating expenses. Total non-operating expenses increased $23.7 million, or 61.7%, from $38.4 million for the year ended December 26, 2013 to $62.1 million for the year ended January 1, 2015. The following table shows the changes in non-operating expense for the years ended January 1, 2015 and December 26, 2013 (in millions):

	Years Ended		$ Change	% Change
	January 1, 2015	December 26, 2013	2013 to 2014	2013 to 2014
Interest on borrowings	$52.6	$51.6	$1.0	1.9%
Interest income	(1.3)	(0.1)	(1.2)	NM
Amortization of terminated derivatives	10.0	10.3	(0.3)	(2.9%)
Impairment of investment	—	0.8	(0.8)	100.0%
Gain on sale of Fathom Events—founding members	—	(25.4)	25.4	100.0%
Other non-operating expense	0.8	1.2	(0.4)	(33.3%)

Total non-operating expenses	$62.1	$38.4	$23.7	61.7%

NM = Not meaningful.

The increase in non-operating expense was due primarily to the absence of the gain recorded in 2013 of $25.4 million, net of direct expenses, related to the sale of our Fathom Events business on December 26, 2013. In addition, interest on borrowings increased $1.0 million due to an additional week in our 53-week year, compared to a 52-week year in 2013. The increase in non-operating expense was partially offset by an increase in interest income of $1.2 million due primarily to interest accrued on the notes receivable from the founding members from the sale of Fathom Events and the absence of a $0.8 million impairment of an investment recorded in 2013.

Net income. Net income decreased $66.6 million from $162.9 million for the year ended December 26, 2013 to $96.3 million for the year ended January 1, 2015. The decrease in net income was due to a decrease in operating income of $42.8 million that was due primarily to the decrease in our national advertising revenue and was negatively impacted by the sale of the Fathom Events business and an increase of $23.7 million in non-operating expense, as described further above.

Known Trends and Uncertainties

Trends and Uncertainties Related to our Business, Industry and Corporate Structure

Changes in the current macro-economic environment and changes in the national, regional and local advertising markets, including increased competition related to the expansion of online and mobile advertising platforms, present uncertainties that could impact our results of operations, including the timing and amount of spending from our advertising clients. The impact to our business associated with these issues could be mitigated somewhat over time due to factors including the increase in salable advertising impressions and better geographic coverage related to the expansion of our network, diversification and growth of our advertising client base and improvements in the technical quality of our network and upgrades to our inventory management and data management systems that allow us to better target theatre audiences and provide more robust analytics to our clients. We could also benefit if the effectiveness of cinema advertising improves relative to other advertising mediums if consumer viewing habits shift to smaller less effective mobile devices and television ratings decline and it becomes less effective as a marketing platform due to the time-shifting of programming and related ad-skipping associated with the increasing use of DVRs by consumers and as programming shifts to online video platforms. The impact of these consumer and media market trends appear to have had a favorable impact on our level of national upfront bookings. In the upfront market, advertisers buy advertising time for the upcoming year, and by committing to purchase in advance, lock in inventory placement and the advertising rates they will pay for the upcoming year. In the scatter market, advertisers buy advertising closer to the scheduled run time. We believe that over time, this greater shift toward more upfront commitments, allows us to bundle several client flights throughout the year and stabilize month-to-month and quarter-to-quarter CPM volatility by increasing overall inventory utilization and balancing that utilization throughout the year. We believe this greater pricing and placement flexibility has helped to increase our share of video advertising spending by increasing the number of clients and client industries that buy our network. Consistent with the television industry upfront booking practices, a portion of our upfront commitments have cancellation options or options to reduce the amount that advertisers may purchase that could reduce what is ultimately spent by clients that have made upfront commitments and we would need to rely on the scatter market to replace those commitments.

The net screens added to our network by our founding members and network affiliates during the year ended December 31, 2015 were as follows.

	Number of screens
	Founding Members	Network Affiliates	Total
Balance as of January 1, 2015	16,497	3,612	20,109
New affiliates (1)	—	63	63
Net openings/closures	138	51	189
Acquisition of Starplex network affiliate by founding member	346	(346)	—

Balance as of December 31, 2015	16,981	3,380	20,361

(1)	An additional 142 screens joined our network in the first quarter of 2016.

We expect this expansion of our network and additional attendees will provide our advertising clients with a better marketing product with increased reach (more advertising impressions) and improved geographic coverage. During 2016, we also plan to offer our advertising clients better audience targeting capabilities and more robust campaign data analytics that are expected to assist with our strategy to provide a better product offering to advertisers and thus expand our overall national client base. We also believe that the continued growth of our market coverage ubiquity and overall number of impressions will strengthen our selling proposition and competitive positioning against other national, regional and local video advertising platforms, including television, online and mobile video platforms and other out of home video advertising platforms.

In 2014, we experienced a decline of 16.4%, in national advertising CPMs (excluding beverage revenue) compared to the prior period due primarily to the increased competition from other national video networks, including online and mobile advertising platforms, television networks and other out-of-home video networks and the implementation of more aggressive seasonal and volume pricing strategies that contributed to the expansion of our inventory utilization related to the addition of new client categories that traditionally buy their television advertising at lower CPMs. After the resetting of our pricing over the last few years to be more attractive to a broader number of potential clients and reflect seasonal marketplace supply and demand characteristics, during 2015, we experienced an increase of 6.7% in national advertising CPMs (excluding beverage revenue). Volatility in quarterly national CPMs combined with an increase in national inventory utilization reflects the success of our upfront inventory packaging strategy that created multi-flight campaigns for clients that were priced based on lower market demand in select weeks throughout the year that generally coincided with fewer large films and lower overall theatre attendance.

As a result of this new packaging strategy and more dynamic upfront and scatter pricing that is responsive to week-to-week market demand and inventory availability, we expect our national advertising CPMs (excluding beverage) to continue to be higher during higher market demand periods and lower during periods of lower market demand where we have greater amounts of unsold inventory.

Under the ESAs, up to 90 seconds of the FirstLook program can be sold to NCM LLC’s founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. During 2014 and in the first six months of 2015, we sold 60 seconds to our founding members. Beginning July 1, 2015, one of our founding members reduced their beverage advertising from 60 seconds to 30 seconds. We have the right to sell the 30 second unit to other clients. The other founding members’ current long-term contracts with their beverage suppliers require 60 seconds of beverage advertising, although such commitments could change in the future. Should the amount of time acquired as part of these beverage concessionaire agreements decline with the other founding members, this premium time will be available for sale to other clients. Per the ESAs, the time sold to the founding member beverage supplier is priced equal to the advertising CPM for the previous year charged by us to unaffiliated third parties during segment one (closest to showtime) of the FirstLook pre-show, limited to the highest advertising CPM being then-charged by us, which in 2015 increased 5.7%. Thus, the CPM on our beverage concessionaire revenue in 2016 will increase by 5.7%, compared to 2015.

In consideration for our access to founding members’ theatre attendees for on-screen advertising and use of lobbies and other space within the founding members’ theatres for the LEN and lobby promotions, the founding members receive a monthly theatre access fee under the ESAs. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen (connected to the DCN). The payment per theatre patron increases by 8% every five years, with the next increase taking effect for fiscal year 2017, and the payment per digital screen increases annually by 5%. The theatre access fee paid in the aggregate to all founding members cannot be less than 12% of our aggregate advertising revenue (as defined in the ESA), or it will be adjusted upward to reach this minimum payment. Pursuant to ESAs, the theatre access fee paid to the members of NCM LLC included an additional fee for access to the higher quality digital cinema systems. This additional fee will continue to increase as additional screens are equipped with the new digital cinema equipment and the fee increases annually by 5%. As of December 31, 2015, 96% of our founding member network screens were showing advertising on digital cinema projectors, and thus the future impact on the theatre access fee related to additional digital cinema installations within existing founding member theatres is expected to be minimal.

During 2015, we reduced the length of our content partner entertainment programming segments from two and one-half minutes to two minutes in content partner agreements representing about 50% of our FirstLook pre-show impressions. During 2016, all of our content partner agreements will provide for two minute entertainment content segments. The reduction in the length of our FirstLook content partner entertainment segments from two and one-half minutes to two minutes provided two additional 30-second national units and one additional local or regional advertising unit for us to sell across approximately 50% of our network impressions in 2015 and will provide for these additional segments across 100% of our network impressions in 2016. Because there is no reduction in our revenue from reducing these content segments, this will provide additional salable national, local and regional FirstLook pre-show inventory that could allow us to increase our future advertising revenue provided that there is adequate market demand.

Trends and Uncertainties Related to Liquidity and Financial Performance

During 2014, 2013 and 2012, we amended our senior secured credit facility to extend the maturity, expand the revolver availability and reduce the interest rate spreads. In 2012 and 2011, we issued new Senior Unsecured Notes and Senior Secured Notes primarily to refinance outstanding bank debt. As a result of these transactions, we extended the average maturities of our debt and as of December 31, 2015, the average remaining maturity of our debt is 5.3 years. As of December 31, 2015, approximately 64% of our outstanding borrowings bear interest at fixed rates. The remaining 36% of our outstanding borrowings bear interest at variable rates and as such, our net income and earnings per share could fluctuate with interest rate fluctuations related to our borrowings. Refer to Note 8 to the audited financial statements included elsewhere in this document.

As described within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2015— Overview”, on March 16, 2015, NCM, Inc. announced the termination of the Merger Agreement with Screenvision. We do not expect to incur additional material expenses related to the terminated merger.

Trends Related to Ownership in NCM LLC

In accordance with our Common Unit Adjustment Agreement with our founding members, on an annual basis we determines the amount of common membership units to be issued to or returned by the founding members based on theatre additions or dispositions during the previous year. During the first quarter of 2015 and 2014, we issued 2,160,915 and 1,087,911 common membership units to its founding members, respectively, for the rights to exclusive access to the theatre screens and attendees added, net of dispositions by the founding members to our network during the previous year. We recorded a net intangible asset of $31.4 million and $16.4 million during the first quarter of 2015 and 2014, respectively, as a result of the Common Unit Adjustments.

Our Common Unit Adjustment Agreement also requires that a Common Unit Adjustment occur for a specific founding member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent Common Unit Adjustment, results in an attendance increase or decrease in excess of two percent of the annual total attendance at the prior adjustment date. In December 2015, NCM LLC issued 4,399,324 common membership units to AMC for attendees added in connection with AMC’s acquisition of Starplex Cinemas and other newly built or acquired theatres.

During the fourth quarter of 2015, AMC exercised the redemption right of an aggregate 200,000 common membership units for a like number of shares of NCM, Inc.’s common stock. Refer to Note 7 to the audited financial statements included elsewhere in this document.

Financial Condition and Liquidity

Liquidity

Our cash balances can fluctuate due to the seasonality of our business and related timing of collections of accounts receivable balances and operating expenditure payments, as well as, available cash payments (as defined in the NCM LLC Operating Agreement) to our founding members and managing member, interest or principal payments on our term loan and the Senior Secured Notes and Senior Unsecured Notes.

A summary of our financial liquidity is as follows (in millions):

	Years Ended			$ Change	$ Change
	December 31, 2015	January 1, 2015	December 26, 2013	2014 to 2015	2013 to 2014
Cash and cash equivalents	$3.0	$10.2	$13.3	$(7.2)	$(3.1)
Revolver availability (1)	69.0	113.0	104.0	(44.0)	9.0

Total liquidity	$72.0	$123.2	$117.3	$(51.2)	$5.9

(1)	The revolving credit facility portion of our total borrowings is available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit. Our total availability under the revolving credit facility is $135.0 million.

The $51.2 million decrease in liquidity as of December 31, 2015, compared to January 1, 2015, was due primarily to the funding of the merger termination fee of $26.8 million and related merger costs of approximately $15.0 million. The mandatory distributions of available cash by us to our founding members and NCM, Inc. for the three months ended April 2, 2015 was calculated as negative $25.5 million due to the merger termination fee and related expenses. Therefore, there was no payment made in the second quarter of 2015. Under the terms of the NCM LLC Operating Agreement, this negative amount will be netted against the available cash distributions for the second quarter of 2016, which will be paid in the third quarter of 2016. Until the settlement in the third quarter of 2016, the remaining merger-related costs will be funded through borrowings on the revolving credit facility.

We have generated and used cash as follows (in millions):

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
Operating cash flow	$107.5	$143.4	$168.5
Investing cash flow	$(11.1)	$(7.5)	$(19.0)
Financing cash flow	$(103.6)	$(139.0)	$(146.6)

Cash Flows—Years Ended December 31, 2015 and January 1, 2015

Operating Activities. The $35.9 million decrease in cash provided by operating activities for the year ended December 31, 2015 compared to the year ended January 1, 2015 was due primarily to a decrease in the change in accounts receivable due to higher revenue and timing of collections in the period.

Investing Activities. The $3.6 million increase in cash used in investing activities for the year ended December 31, 2015 compared to the year ended January 1, 2015 was due primarily to an increase of approximately $3.9 million in purchases of property, plant and equipment during 2015.

Financing Activities. The $35.4 million decrease in cash used in financing activities during the year ended December 31, 2015 compared to the year ended January 1, 2015 was due primarily to $42.0 million greater proceeds from borrowings, net of repayments, due to higher borrowings on the revolving credit facility to pay the merger termination fee and related merger costs, as described above, partially offset by a $8.2 million decrease in distributions to our members.

Cash Flows—Years Ended January 1, 2015 and December 26, 2013

Operating Activities. The $25.1 million decrease in cash provided by operating activities for the year ended January 1, 2015 versus the year ended December 26, 2013 was due primarily to the $40.6 million decrease in net income (not including the $26.0 million noncash gain on the sale of Fathom Events during 2013) and a $16.0 decrease in the change in accounts payable and accrued expenses due to lower expenses and timing of payments, partially offset by a $24.7 million smaller change in accounts receivable period over period primarily due to lower revenue and timing of collections in the period.

Investing Activities. The $11.5 million decrease in cash used in investing activities for the year ended January 1, 2015 compared to the year ended December 26, 2013 was due primarily to a decrease of approximately $5.9 million in affiliate payments for the upfront fees paid upon commencement of certain network affiliate agreements and an increase of approximately $4.2 million in proceeds from notes receivable from the founding members related to the sale of the Fathom Events business.

Financing Activities. The $7.6 million decrease in cash used in financing activities during the year ended January 1, 2015 compared to the year ended December 26, 2013 was due primarily to a decrease of approximately $33.3 million in distributions to our founding members and managing member, partially offset by a decrease of approximately $19.5 million in proceeds from the settlement of share-based compensation and a decrease in cash proceeds from borrowings, net of payments, of approximately $9.0 million.

Sources of Capital and Capital Requirements

Our primary source of liquidity and capital resources includes cash from operations, availability under the revolving credit facility and cash on hand. Refer to Note 8 to the audited financial statements included elsewhere in this document and “Financings” below for a detailed discussion of the debt transactions in 2014 and 2015.

Management believes that future funds generated from our operations and cash on hand should be sufficient to fund working capital requirements, our debt service requirements, and capital expenditure and other investing requirements, through the next twelve months. Cash flows can be impacted by the seasonality of advertising sales, stock option exercises, interest on borrowings under our revolving credit agreement and to a lesser extent theatre attendance. We are required pursuant to the terms of our operating agreement to distribute our available cash, as defined in the operating agreement, quarterly to our members (the founding members and NCM, Inc.).

The available cash distribution to the members of NCM LLC for the three months ended April 2, 2015 was calculated as negative $25.5 million due to the merger termination fee and related merger costs. Pursuant to the NCM LLC Operating Agreement, there was no distribution made in the second quarter of 2015 and the negative amount will be netted against available cash distributions for the second quarter of 2016, which will be paid in the third quarter of 2016. The available cash distribution to the members of NCM LLC for the year ended December 31, 2015 was approximately $148.5 million.

Capital Expenditures

Our Capital expenditures have typically been capitalized software upgrades for our DCS and advertising proposal and inventory management and audience targeting and data management systems being developed primarily by our programmers and outside consultants, equipment required for our NOC and content production and post-production facilities, office leasehold improvements, desktop equipment for use by our employees, and in certain cases, the costs necessary to digitize all or a portion of a network affiliate’s theatres when they are added to our network. Capital expenditures for the year ended December 31, 2015 were $13.0 million (including $1.1 million associated with network affiliate additions) compared to $8.8 million (including $1.6 million associated with network affiliate additions) for the 2014 period. The capital expenditures have typically been satisfied through cash flow from operations. All capital expenditures related to the DCN within our founding members’ theatres have been made by our founding members under the ESAs. We expect they will continue to be made by our founding members in accordance with the ESAs.

We expect to make approximately $14.0 million to $15.0 million of capital expenditures in fiscal 2016, primarily for upgrades to our DCS distribution and content management software and our other internal management systems, including our proposal, inventory and audience targeting and data management systems, reporting systems, server and storage upgrades, software licensing, our internet site, mobile app and network equipment related to currently contracted network affiliate theatres. We expect these upgrades and improvements to our management reporting systems, which are intended to provide additional advertising scheduling and placement flexibility for our clients, should enhance our operating efficiencies, including allowing us to better manage our advertising inventory, create more targeted buys and provide more robust campaign data for our advertising clients to help drive future growth. Our capital expenditures may increase should we decide to add additional network affiliates to our network. We expect that additional expenditures, if any, would be funded in part by additional cash flows associated with those new network affiliates. The commitments associated with our operating lease requirements are included in “Contractual and Other Obligations” below.

Financings

As of December 31, 2015, our senior secured credit facility consisted of a $135.0 million revolving credit facility and a $270.0 million term loan. On June 18, 2014, we entered into an incremental amendment of our senior secured credit facility whereby the revolving credit facility was increased by $25.0 million. In addition, on July 2, 2014, we entered into an amendment of our senior secured credit facility whereby the maturity date was extended by two years to November 26, 2019, which corresponds to the maturity date of the $270 million term loans. On December 31, 2014, $14.0 million of the revolving credit facility matured and NCM LLC paid the balance in full, along with any accrued and unpaid fees and interest.

On May 2, 2013, we entered into an amendment of its senior secured credit facility whereby the facility was increased from $265.0 million to $270.0 million. In connection with the amendment, the interest rates on the revolving credit facility and term loans were reduced as described further in Note 8 to the audited financial statements included elsewhere in this document. On July 5, 2011, we completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes for which the registered exchange offering was completed on September 22, 2011. On April 27, 2012, we completed a private placement of $400.0 million in aggregate principal amount of 6.00% Senior Secured Notes for which the registered exchange offering was completed on November 26, 2012. For further information refer to Note 8 to the audited financial statements included elsewhere in this document.

The senior secured credit facility contains a number of covenants and financial ratio requirements, with which we were in compliance at December 31, 2015, including a consolidated net senior secured leverage ratio as of December 31, 2015 of 3.3 versus a covenant of 6.5 times for each quarterly period. We are permitted to make quarterly dividend payments and other payments based on leverage ratios for NCM LLC and our subsidiary so long as no default or event of default has occurred and continues to occur. The quarterly dividend payments and other distributions are made if the consolidated net senior secured leverage ratio is less than or equal to 6.5 times.

There are no borrower distribution restrictions as long as our consolidated net senior secured leverage ratio is below 6.5 times and we are in compliance with our debt covenants. If there are limitations on the restricted payments, we may not declare or pay any dividends, or make any payments on our account, or set aside assets for the retirement or other acquisition of capital stock of the borrower or any subsidiary, or make any other distribution for our obligations. When these restrictions are effective, we may still pay the services fee and reimbursable costs pursuant to terms of the management agreement. We can also make payments pursuant to the tax receivable agreement in the amount, and at the time necessary to satisfy the contractual obligations with respect to the actual cash tax benefits payable to our founding members.

Critical Accounting Policies

The significant accounting policies of the Company are described in Note 1 to the audited financial statements included elsewhere in this document. Certain accounting policies involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, which management considers critical accounting policies. The judgments, assumptions and estimates used by management are based on historical experience, knowledge of the accounts and other factors, which are believed to be reasonable under the circumstances and are evaluated on an ongoing basis. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

Allowance for doubtful accounts

Nature of Estimates Required. The allowance for doubtful accounts represents management’s estimate of probable credit losses inherent in its trade receivables, which represent a significant asset on the balance sheet. Estimating the amount of the allowance for doubtful accounts requires significant judgment and the use of estimates related to the amount and timing of estimated losses based on historical loss experience, consideration of current economic trends and conditions and debtor-specific factors, all of which may be susceptible to significant change. Account receivable balances are charged against the allowance, while recoveries of amounts previously charged are credited to the allowance. A provision for bad debt is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as, other pertinent factors. To the extent actual outcomes differ from management estimates, additional provision for bad debt could be required that could adversely affect earnings or financial position in future periods.

Sensitivity Analysis. As of December 31, 2015, our allowance for doubtful accounts was $5.6 million, or 3.6% of the gross accounts receivable balance. A 10% difference in the allowance for doubtful accounts as of December 31, 2015 would have affected net income by approximately $0.6 million.

Share-based compensation

Nature of Estimates Required. NCM, Inc.’s 2007 Equity Incentive Plan, as amended (the “Equity Incentive Plan”) is treated as an equity plan under the provisions of Accounting Standards Codification ASC 718—Compensation—Stock Compensation, and the determination of fair value of options, restricted stock and restricted stock units for accounting purposes requires that management make complex estimates and judgments. Under the guidance, the fair value of each employee stock option is estimated on the date of grant using an option pricing model that meets certain requirements. Although NCM, Inc. has not granted stock options since 2012, we use the Black-Scholes option pricing model to estimate the fair value of stock option grants. The determination of fair value of stock options utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The fair value of restricted stock and restricted stock units is based on the closing market price of NCM, Inc.’s common stock on the date of grant. Compensation expense equal to the fair value of each restricted stock award or restricted stock unit is recognized ratably over the requisite service period. Certain of the restricted stock awards include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the measurement period. Compensation expense is based on management’s projections and the probability of achievement of those expectations, which requires considerable judgment. We record a cumulative adjustment to share-based compensation expense in periods that we change our estimate of the number of shares expected to vest. Additionally, we ultimately adjust the expense recognized to reflect the actual vested shares following the resolution of the performance conditions.

Assumptions and Approach Used. In determining the value of stock options, we estimate an expected dividend yield based upon our expectation of the dividend that will be paid out on the underlying NCM, Inc. shares during the expected term of the option. Expected volatility is based on NCM, Inc.’s historical stock prices using a mathematical formula to measure the standard deviation of the change in the natural logarithm of our underlying stock price over a period of time commensurate with the expected term. The risk-free interest rate is derived from the zero coupon rate on U.S. Treasury instruments with a term commensurate with the award’s expected term.

For restricted stock with vesting contingent on the achievement of NCM, Inc.’s performance conditions, the amount of compensation expense is estimated based on the expected achievement of the performance condition. This requires us to make estimates of the likelihood of the achievement of NCM, Inc.’s performance conditions, which is highly judgmental. We base our judgments as to the expected achievement of NCM, Inc.’s performance conditions based on the financial projections of NCM, Inc. that are used by management for business purposes, which represent our best estimate of expected NCM, Inc. performance. We evaluate the assumptions used to value stock-based awards on a quarterly basis. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of stock-based awards, we may be required to accelerate, increase or decrease any remaining, unrecognized stock-based compensation expense. To the extent that NCM, Inc. grants additional stock-based awards, compensation expense will increase in relation to the fair value of the additional grants. Compensation expense may be significantly impacted in the future to the extent our estimates differ from actual results.

Recent Accounting Pronouncements

For a discussion of the recent accounting pronouncements relevant to our business operations, refer to the information provided under Note 1 to the audited financial statements included elsewhere in this document.

Related-Party Transactions

For a discussion of the related-party transactions, refer to the information provided under Note 7 to the audited financial statements included elsewhere in this document.

Off-Balance Sheet Arrangements

Our operating lease obligations, which primarily include office leases, are not reflected on our balance sheet. Refer to “—Contractual and Other Obligations” for further detail. We do not believe these arrangements are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Contractual and Other Obligations

Our contractual obligations as of December 31, 2015 were as follows:

	Payments Due by Period (in millions)
	Within 1 fiscal year	1-3 fiscal years	3-5 fiscal years	Thereafter	Total
Borrowings (1)	$—	$—	$336.0	$600.0	$936.0
Cash interest on borrowings (2)	50.2	104.7	93.3	41.4	289.6
Office leases	2.7	3.9	3.5	1.0	11.1
Network affiliate agreements (3)	9.6	15.0	9.3	4.4	38.3

Total contractual cash obligations	$62.5	$123.6	$442.1	$646.8	$1,275.0

(1)	We have a $135.0 million variable rate revolving credit facility of which $66.0 million was outstanding as of December 31, 2015. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. Refer to further discussion of the secured credit facility under “—Financial Condition and Liquidity-Financings” above.

(2)	The amounts of future cash interest payments in the table above are based on the amount outstanding on the Senior Secured Notes, Senior Unsecured Notes, term loans and revolving credit facility, as well as, estimated rates of interest over the term of the variable rate revolving credit facility and term loan. The Senior Unsecured Notes due in 2021 are at a fixed rate of 7.875%. The Senior Secured Notes due in 2022 are at a fixed rate of 6.00%. In addition, we have variable rate term loans and a revolving credit facility. Debt service requirements under this agreement depend on the amounts borrowed and the level of the base interest rate, in addition to a commitment fee on the unused portion of the revolving credit facility. Refer to further discussion of the secured credit facility under “—Financial Condition and Liquidity-Financings” above.
(3)	The value in this table represents the maximum potential payout under the revenue guarantees made by NCM LLC to our network affiliates. During 2015, we paid an inconsequential amount under these agreements and no liabilities were recorded as of December 31, 2015 for these obligations. For additional details refer to the information provided under Note 11 to the audited financial statements included elsewhere in this document.

The ESAs require payments based on a combination of our founding member attendance, the number of digital screens of each founding member and the number of higher quality digital cinema systems of each founding member. The amount relating to the attendance factor will vary from quarter to quarter and year to year as theatre attendance varies, while the amount relating to the digital screens and digital cinema systems will also vary quarter to quarter and year to year as screens are converted to digital screens, other screens are added or removed through acquisition, divestiture or closure activities of our founding members and our founding members convert to the higher quality digital cinema systems. The payments made to our founding members also will vary due to the escalation of the rates paid for each factor pursuant to the amended and restated ESAs. The rate per attendee increases 8% every five years, with the next such increase taking effect for fiscal year 2017, while the rate per digital screen and digital cinema system screen increase 5% annually. The table above does not include amounts payable under the ESAs as they are based on variable factors, which are not capable of precise estimation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

National CineMedia, LLC

Centennial, Colorado

We have audited the accompanying balance sheets of National CineMedia, LLC as of December 31, 2015 and January 1, 2015, and the related statements of income, comprehensive income, members’ equity/ (deficit), and cash flows for the years ended December 31, 2015, January 1, 2015 and December 26, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of National CineMedia, LLC as of December 31, 2015 and January 1, 2015, and the results of its operations and its cash flows for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

March 1, 2016

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions)

	December 31, 2015	January 1, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3.0	$10.2
Receivables, net of allowance of $5.6 and $4.3, respectively	148.9	116.5
Prepaid expenses	2.7	3.3
Prepaid administrative fees to managing member	0.7	0.7
Current portion of notes receivable—founding members	4.2	4.2

Total current assets	159.5	134.9
NON-CURRENT ASSETS:
Property and equipment, net of accumulated depreciation of $64.1 and $72.9, respectively	25.1	22.4
Intangible assets, net of accumulated amortization of $91.9 and $69.3, respectively	566.7	488.6
Debt issuance costs, net of accumulated amortization of $20.4 and $17.8, respectively	12.9	15.5
Long-term notes receivable, net of current portion—founding members	12.5	16.6
Other investments (including $1.2 and $1.3 with related parties, respectively)	5.4	2.5
Other assets	0.5	0.6

Total non-current assets	623.1	546.2

TOTAL ASSETS	$782.6	$681.1

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	35.5	34.9
Amounts due to managing member	22.9	23.6
Accrued expenses	18.9	19.0
Accrued payroll and related expenses	14.4	9.0
Accounts payable	11.2	11.5
Deferred revenue	10.2	8.5

Total current liabilities	113.1	106.5
NON-CURRENT LIABILITIES:
Long-term debt	936.0	892.0

Total non-current liabilities	936.0	892.0

Total liabilities	1,049.1	998.5

COMMITMENTS AND CONTINGENCIES (NOTE 11)
MEMBERS’ DEFICIT (including accumulated other comprehensive loss of $0.0 and $1.6 million, respectively)	(266.5)	(317.4)

TOTAL LIABILITIES AND EQUITY/DEFICIT	$782.6	$681.1

Refer to accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF INCOME

(In millions)

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
REVENUE:
Advertising (including revenue from founding members of $30.2, $38.7 and $41.6, respectively)	$446.5	$394.0	$426.3
Fathom Events	—	—	36.5

Total	446.5	394.0	462.8

OPERATING EXPENSES:
Advertising operating costs	30.8	26.4	29.0
Fathom Events operating costs	—	—	25.5
Network costs	17.8	18.3	18.7
Theatre access fees—founding members	72.5	70.6	69.4
Selling and marketing costs	72.3	57.6	61.5
Merger termination fee and related merger costs	41.8	—	—
Administrative and other costs	21.4	19.3	20.1
Administrative fee—managing member	17.2	10.2	10.0
Depreciation and amortization	32.2	32.4	26.6

Total	306.0	234.8	260.8

OPERATING INCOME	140.5	159.2	202.0

NON-OPERATING EXPENSES:
Interest on borrowings	52.2	52.6	51.6
Interest income	(1.1)	(1.3)	(0.1)
Amortization of terminated derivatives	1.6	10.0	10.3
Impairment of investment	—	—	0.8
Gain on sale of Fathom Events to founding members	—	—	(25.4)
Other non-operating expense	0.2	0.8	1.2

Total	52.9	62.1	38.4

INCOME BEFORE INCOME TAXES	87.6	97.1	163.6

Income tax expense	0.1	0.8	0.7

NET INCOME	$87.5	$96.3	$162.9

Refer to accompanying notes to financial statements

NATIONAL CINEMEDIA, LLC

STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
NET INCOME, NET OF TAX OF $0.1, $0.8 AND $0.7, RESPECTIVELY	$87.5	$96.3	$162.9
OTHER COMPREHENSIVE INCOME:
Amortization of terminated derivatives	1.6	10.0	10.3

COMPREHENSIVE INCOME	$89.1	$106.3	$173.2

Refer to accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF MEMBERS’ EQUITY/ (DEFICIT)

(In millions, except unit amounts)

	Units	Amount
Balance—December 27, 2012	112,017,835	$(524.2)
Capital contribution from managing member	1,732,878	20.3
Distribution to managing member	—	(89.5)
Distribution to founding members	—	(103.9)
Units issued for purchase of intangible asset	13,224,092	221.6
Comprehensive income	—	173.2
Share-based compensation expense/capitalized	—	3.3

Balance—December 26, 2013	126,974,805	$(299.2)

Capital contribution from managing member	231,789	0.8
Distribution to managing member	—	(67.0)
Distribution to founding members	—	(79.4)
Units issued for purchase of intangible asset	1,087,911	16.4
Comprehensive income	—	106.3
Share-based compensation expense/capitalized	—	4.7

Balance—January 1, 2015	128,294,505	$(317.4)

Capital contribution from managing member	288,228	1.3
Distribution to managing member	—	(66.3)
Distribution to founding members	—	(82.2)
Units issued for purchase of intangible asset	6,560,239	100.7
Comprehensive income	—	89.1
Share-based compensation expense/capitalized	—	8.3

Balance—December 31, 2015	135,142,972	$(266.5)

Refer to accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$87.5	$96.3	$162.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32.2	32.4	26.6
Non-cash share-based compensation	8.0	4.6	3.2
Impairment on investment	—	—	0.8
Amortization of terminated derivatives	1.6	10.0	10.3
Amortization of debt issuance costs	2.6	2.8	2.8
Equity in earnings of non-consolidated entities	(0.1)	(0.2)	—
Write-off of debt issuance costs and other non-operating items	—	—	1.2
Gain on sale of Fathom Events	—	—	(26.0)
Other	0.4	—	—
Cash distributions from non-consolidated entities	0.2
Changes in operating assets and liabilities:
Receivables, net	(35.5)	2.7	(22.0)
Accounts payable and accrued expenses	5.0	(9.1)	6.9
Amounts due to founding members and managing member	3.2	0.8	3.5
Deferred revenue	1.7	3.8	(1.0)
Other, net	0.7	(0.7)	(0.7)

Net cash provided by operating activities	107.5	143.4	168.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(12.6)	(8.7)	(10.1)
Purchases of intangible assets from network affiliates	(2.7)	(3.0)	(8.9)
Proceeds from note receivable—founding members	4.2	4.2	—

Net cash used in investing activities	(11.1)	(7.5)	(19.0)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	215.0	138.0	59.0
Repayments of borrowings	(171.0)	(136.0)	(48.0)
Payment of debt issuance costs	—	(0.6)	(3.4)
Founding member integration payments	2.6	2.1	2.1
Distributions to founding members and managing member	(151.5)	(143.3)	(176.6)
Unit settlement for share-based compensation	1.3	0.8	20.3

Net cash used in financing activities	(103.6)	(139.0)	(146.6)

CHANGE IN CASH AND CASH EQUIVALENTS	(7.2)	(3.1)	2.9
CASH AND CASH EQUIVALENTS:
Beginning of period	10.2	13.3	10.4

End of period	$3.0	$10.2	$13.3

Refer to accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
Supplemental disclosure of non-cash financing and investing activity:
Purchase of an intangible asset with NCM LLC equity	$100.7	$16.4	$221.6
Accrued distributions to founding members and managing member	$57.6	$60.6	$57.5
Operating segment sold under notes receivable	$—	$—	$25.0
Increase in cost and equity method investments	$3.1	$1.2	$0.3
Supplemental disclosure of cash flow information:
Cash paid for interest	$49.7	$49.9	$49.3
Cash paid for income taxes, net of refunds	$—	$—	$0.1

Refer to accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

National CineMedia, LLC (“NCM LLC”, “the Company” or “we”) commenced operations on April 1, 2005 and is owned by National CineMedia, Inc. (“NCM, Inc.”, “manager” or “managing member”), American Multi-Cinema, Inc. and AMC ShowPlace Theatres, Inc. (“AMC”), wholly owned subsidiaries of AMC Entertainment, Inc. (“AMCE”), Regal Cinemas, Inc. and Regal CineMedia Holdings, LLC, wholly owned subsidiaries of Regal Entertainment Group (“Regal”) and Cinemark Media, Inc. and Cinemark USA, Inc., wholly owned subsidiaries of Cinemark Holdings, Inc. (“Cinemark”). NCM LLC operates the largest digital in-theatre network in North America, allowing NCM LLC to sell advertising (the “Services”) under long-term exhibitor services agreements (“ESAs”) with AMC, Regal and Cinemark. AMC, Regal and Cinemark and their affiliates are referred to in this document as “founding members”. NCM LLC also provides the Services to certain third-party theatre circuits under long-term network affiliate agreements referred to in this document as “network affiliates”, which have terms from three to twenty years.

As of December 31, 2015, the Company had 135,142,972 common membership units outstanding, of which 59,239,154 (43.8%) were owned by NCM, Inc., 26,409,784 (19.5%) were owned by Regal, 25,631,046 (19.0%) were owned by Cinemark, and 23,862,988 (17.7%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis.

Recent Transactions

On December 26, 2013, the Company sold its Fathom Events business to a newly formed limited liability company owned 32% by each of the founding members and 4% by NCM LLC, as described further in Note 2—Divestiture.

On May 5, 2014, NCM, Inc. entered into the Merger Agreement to merge with Screenvision. On November 3, 2014, the Department of Justice filed a lawsuit seeking to enjoin the merger. On March 16, 2015, the Company announced the termination of the Merger Agreement and the lawsuit was dismissed. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, NCM LLC paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. This payment was $2 million lower than the reverse termination fee contemplated by the Merger Agreement. During the year ended December 31, 2015, NCM LLC also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by NCM LLC during the year ended December 31, 2015). The Company and the founding members each bore a pro rata portion of the merger termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Basis of Presentation

The Company has prepared its financial statements and related notes of NCM LLC in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

As a result of the various related-party agreements discussed in Note 7—Related Party Transactions, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable, share-based compensation and interest rate swaps. Actual results could differ from those estimates.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Significant Accounting Policies

Accounting Period—The Company has a 52-week or 53-week fiscal year ending on the first Thursday after December 25. Fiscal year 2015 contained 52 weeks. Fiscal years 2014 and 2013 contained 53 and 52 weeks, respectively. Throughout this document, the fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in this Document
December 31, 2015	2015
January 1, 2015	2014
December 26, 2013	2013

Segment Reporting—Advertising is the principal business activity of the Company and is the Company’s only reportable segment under the requirements of ASC 280—Segment Reporting. Fathom Events (prior to its sale) was an operating segment under ASC 280. The Company does not evaluate its segments on a fully allocated cost basis, nor does the Company track segment assets separately. As such, the results are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. The Company cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Refer to Note 14—Segment Reporting.

Revenue Recognition—The Company derives revenue principally from the advertising business, which includes on-screen and lobby network (LEN) advertising and lobby promotions and advertising on entertainment websites and mobile applications owned by the Company and other companies. Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed and determinable and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

On-screen advertising consists of national and local advertising. National advertising is sold on a cost per thousand (“CPM”) basis, while local and regional advertising is sold on a per-screen, per-week basis and to a lesser extent on a CPM basis. The Company recognizes national advertising as impressions (or theatre attendees) are delivered and recognizes local on-screen advertising revenue during the period in which the advertising airs. The Company recognizes revenue derived from lobby network and promotions when the advertising is displayed in theatre lobbies and recognizes revenue from branded entertainment websites and mobile applications when the online or mobile impressions are served. The Company may make contractual guarantees to deliver a specified number of impressions to view the customers’ advertising. If those contracted number of impressions are not delivered, the Company will run additional advertising to deliver the contracted impressions at a later date. The deferred portion of the revenue associated with the undelivered impressions is referred to as a make-good provision. In rare cases, the Company will make a cash refund of the portion of the contract related to the undelivered impressions. The Company defers the revenue associated with the make-good until the advertising airs to the theatre attendance specified in the advertising contract. The make-good provision is recorded within accrued expenses in the Balance Sheets. The Company records deferred revenue when cash payments are received, or invoices are issued, in advance of revenue being earned. Deferred revenue is classified as a current liability as it is expected to be earned within the next twelve months. Fathom Events revenue was recognized in the period in which the event was held.

The Company recorded $3.1 million, $1.2 million and $0.0 million during the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively, as advertising revenue whereby the Company received as consideration equity securities in privately held companies. The Company recorded the revenue at the estimated fair value of the advertising exchanged based upon the fair value of the advertising sold for cash within contracts.

Barter Transactions—The Company enters into barter transactions that exchange advertising program time for products and services used principally for selling and marketing activities. The Company records barter transactions at the estimated fair value of the advertising exchanged based on fair value received for similar advertising from cash paying customers. Revenues for advertising barter transactions are recognized when advertising is provided, and products and services received are charged to expense when used. Any timing differences between the delivery of the bartered revenue and the use of the bartered expense products and services are recorded through accounts receivable. Revenue from barter transactions for the years ended December 31, 2015, January 1, 2015 and December 26, 2013 was $2.0 million, $1.3 million and $1.9 million, respectively. Expense recorded from barter transactions for the years ended December 31, 2015, January 1, 2015 and December 26, 2013 was $2.5 million, $1.2 million and $2.9 million, respectively.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Operating Costs—Advertising-related operating costs primarily include personnel and other costs related to advertising fulfillment, payments due to unaffiliated theatre circuits under the network affiliate agreements, and to a lesser extent, production costs of non-digital advertising.

Fathom Events operating costs include revenue share under the ESAs to the founding members and revenue share to affiliate theatres under separate agreements, payments to event content producers and other direct costs of the meeting or event, including equipment rental, catering and movie tickets acquired primarily from the founding members.

Payments to the founding members of a theatre access fee is comprised of a payment per theatre attendee, a payment per digital screen and a payment per digital cinema projector equipped in the theatres, all of which escalate over time. Refer to Item 7—“Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs were not specifically allocated between the advertising business and the Fathom Events business (prior to the sale of Fathom Events).

Cash and Cash Equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents and are considered available-for-sale securities. There are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

Restricted Cash—As of December 31, 2015 and January 1, 2015, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on the Company’s New York office.

Concentration of Credit Risk and Significant Customers—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. The collectability risk with respect to national and regional advertising is reduced by transacting with founding members or large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions. The Company has smaller contracts with thousands of local clients that are not individually significant. As of December 31, 2015 and January 1, 2015, there were no advertising agency groups or individual customers through which the Company sources national advertising revenue representing more than 10% of the Company’s outstanding gross receivable balance. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013, there were no customers that accounted for more than 10% of revenue.

Receivables consisted of the following (in millions):

	As of
	December 31, 2015	January 1, 2015
Trade accounts	$153.6	$119.4
Other	0.9	1.4
Less: Allowance for doubtful accounts	(5.6)	(4.3)

Total	$148.9	$116.5

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Long-lived Assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Generally, the equipment associated with the digital network of the founding member theatres is owned by the founding members, while the equipment associated with network affiliate theatres is owned by the Company. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4-10 years
Computer hardware and software	3-5 years
Leasehold improvements	Lesser of lease term or asset life

Software and website development costs developed or obtained for internal use are accounted for in accordance with ASC 350—Internal Use Software and ASC 350—Website Development Costs. The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of software costs related primarily to the Company’s inventory management systems and digital network distribution system (DCS) and website development costs, which are included in equipment, are depreciated over three to five years. As of December 31, 2015 and January 1, 2015, the Company had a net book value of $7.4 million and $9.5 million, respectively, of capitalized software and website development costs. Approximately $5.0 million, $6.5 million and $6.1 million was recorded for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively, in depreciation expense related to software and website development. For the years ended December 31, 2015, January 1, 2015 and December 26, 2013, the Company recorded $1.5 million, $1.7 million and $1.8 million in research and development expense, respectively.

The Company assesses impairment of long-lived assets pursuant with ASC 360—Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company recorded losses of $0.4 million, $0.4 million and $0.0 million related to the write-off of property, plant and equipment during the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively.

Intangible assets—Intangible assets consist of contractual rights to provide its services within the theatres of the founding members and network affiliates and are stated at cost, net of accumulated amortization. The Company records amortization using the straight-line method over the contractual life of the intangibles, corresponding to the term of the ESAs or the term of the contract with the network affiliate. Intangible assets are tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate the carrying value may not be fully recoverable. In its impairment testing, the Company estimates the fair value of its ESAs or network affiliate agreements by determining the estimated future cash flows associated with the ESAs or network affiliate agreements. If the estimated fair value is less than the carrying value, the intangible asset is written down to its estimated fair value. Significant judgment is involved in estimating long-term cash flow forecasts. The Company has not recorded impairment charges related to intangible assets.

Amounts Due to/from Founding Members—Amounts due to/from founding members include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members on behalf of their beverage concessionaire, revenue share earned for Fathom Events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly. Available cash distributions are made quarterly.

Amounts Due to Managing Member—Amounts due to the managing member include amounts due under the NCM LLC operating agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made monthly.

Income Taxes—NCM LLC is not a taxable entity for federal income tax purposes. Accordingly, NCM LLC does not directly pay federal income tax. NCM LLC’s taxable income or loss, which may vary substantially from the net income or loss reported in the Statements of Income, is includable in the federal income tax returns of each founding member and the managing member. NCM LLC is, however, a taxable entity under certain state jurisdictions. Further, in some state instances, NCM LLC may be required to remit composite withholding tax based on its results on behalf of its founding members and managing member.

NCM LLC’s fiscal year 2007 and 2008 tax returns were under examination by the Internal Revenue Service (“IRS”). On September 10, 2013, NCM LLC and NCM, Inc., in its capacity as tax matters partner for NCM LLC, received a “No Adjustments Letter” from the IRS which stated that the IRS completed its review of the NCM LLC tax returns for the fiscal years ended 2007 and 2008 and did not propose any adjustments to those tax returns. NCM, Inc. had previously contested adjustments proposed by the IRS through the administrative appeals process. The Company had not recorded any adjustment to its financial statements for this matter and as such there was no effect on the Company’s financial statements for the year ended December 26, 2013 related to the closure of these audits.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Debt Issuance Costs—In relation to the issuance of outstanding debt discussed in Note 8—Borrowings, there is a balance of $12.9 million and $15.5 million in deferred financing costs as of December 31, 2015 and January 1, 2015, respectively. The debt issuance costs are being amortized on a straight-line basis over the terms of the underlying obligation and are included in interest on borrowings, which approximates the effective interest method.

The changes in debt issuance costs are as follows (in millions):

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
Beginning balance	$15.5	$17.7	$18.3
Debt issuance payments	—	0.6	3.4
Amortization of debt issuance costs	(2.6)	(2.8)	(2.8)
Write-off of debt issuance costs	—	—	(1.2)

Ending balance	$12.9	$15.5	$17.7

Other Investments—Other investments consisted of the following (in millions):

	As of
	December 31, 2015	January 1, 2015
Investment in AC JV, LLC (1)	$1.2	$1.3
Other investments (2)	4.2	1.2

Total	$5.4	$2.5

(1)	Refer to Note 7—Related Party Transactions.
(2)	The Company received equity securities in some privately held companies as consideration for advertising contracts. The equity securities were accounted for under the cost method and represent an ownership of less than 20%. The Company does not exert significant influence of these companies’ operating or financial activities.

The Company reviews investments accounted for under the cost and equity methods for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be fully recoverable. In order to determine whether the carrying value of investments may have experienced an “other-than-temporary” decline in value necessitating the write-down of the recorded investment, the Company considers various factors including the investees financial condition and quality of assets, the length of time the investee has been operating, the severity and nature of losses sustained in current and prior years, qualifications in accountant’s reports due to liquidity or going concern issues, investee announcements of adverse changes, downgrading of investee debt, regulatory actions, loss of principal customer, negative operating cash flows or working capital deficiencies and the record of an impairment charge by the investee for goodwill, intangible or long-lived assets. If a determination is made that an other-than-temporary impairment exists, the Company writes down its investment to fair value. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013, the Company recorded other-than-temporary impairment charges of $0.0 million, $0.0 million and $0.8 million, respectively. The impairment charge during 2013 brought the investment to a remaining fair value of $0.0 million.

Share-Based Compensation—Through 2012, NCM, Inc. issued stock options, restricted stock and restricted stock units. Since 2013, NCM, Inc. has only issued restricted stock and restricted stock units. Restricted stock and restricted stock units vest upon the achievement of NCM, Inc. performance measures and service conditions or only service conditions. Compensation expense of restricted stock that vests upon the achievement of NCM, Inc. performance measures is based on management’s financial projections and the probability of achieving the projections, which require considerable judgment. A cumulative adjustment is recorded to share-based compensation expense in periods that management changes its estimate of the number of shares expected to vest. Ultimately, NCM, Inc. adjusts the expense recognized to reflect the actual vested shares following the resolution of the performance conditions. Dividends are accrued when declared on unvested restricted stock that is expected to vest and are only paid with respect to shares that actually vest.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Compensation cost of stock options was based on the estimated grant date fair value using the Black-Scholes option pricing model, which requires that NCM, Inc. make estimates of various factors. Under the fair value recognition provisions of ASC 718 Compensation—Stock Compensation, the Company recognizes share-based compensation net of an estimated forfeiture rate, and therefore only recognizes compensation cost for those shares expected to vest over the requisite service period of the award. Refer to Note 9—Share-Based Compensation for more information.

Fair Value Measurements—Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Derivative Instruments—The Company is exposed to various financial and market risks including changes in interest rates that exist as part of its ongoing operations. In 2012, NCM LLC utilized certain interest rate swaps to manage these risks. In accordance with ASC 815—Derivatives and Hedging, the effective portion of changes in the fair value of a derivative that was designated as a cash flow hedge was recorded in Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffectiveness associated with designated cash flow hedges, as well as, any change in the fair value of a derivative that is not designated as a hedge, was recorded immediately in the Statements of Income. For more information, refer to Note 13—Derivative Instruments and Hedging Activities.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. The new revenue recognition standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which was issued in August 2015, revised the effective date for this standard to annual and interim periods beginning on or after December 15, 2017, with early adoption permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016, for public entities. The standard allows for either a full retrospective or a modified retrospective transition method. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its audited financial statements or notes thereto, as well as, which transition method it intends to use and the impact of adopting this guidance.

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income Statement Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”), which eliminates the concept of extraordinary items from GAAP. Under ASU 2015-01, reporting entities will no longer be required to assess whether an underlying event or transaction is extraordinary, however, presentation and disclosure guidance for items that are unusual in nature or occur infrequently are retained, and are expanded to include items that are both unusual in nature and infrequently occurring. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. A reporting entity may apply ASU 2015-01 prospectively. A reporting entity may also apply ASU 2015-01 retrospectively to all periods presented in the financial statements. The Company expects to adopt this accounting guidance in its first quarter of 2016 and does not expect the application of ASU 2015-01 to have a material impact in the audited financial statements or notes thereto.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

In February 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. The Company does not expect the application of ASU 2015-02 to have a material impact in the audited financial statements or notes thereto.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which provides guidance for simplifying the presentation of debt issuance costs. ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. This guidance will be effective for fiscal years beginning after December 15, 2015, and early adoption is permitted for financial statements that have not been previously issued. The standard requires application on a retrospective basis and represents a change in accounting principle. In addition, in August 2015, Accounting Standards Update 2015-15, Interest—Imputation of Interest, was released which added SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, ASU 2015-15 states the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The impact of ASU 2015-03 and ASU 2015-15 on the Company’s financial statements includes a reclassification of net deferred financing costs related to the Company’s Term Loans, Senior Secured Notes and Senior Unsecured Notes to be presented in the Balance Sheets as a direct deduction from the carrying amount of those borrowings, while net deferred financing costs related to the Company’s Revolving Credit Facility will remain an asset. As of December 31, 2015, the Company had $10.7 million of net deferred financing costs related to its Term Loans, Senior Secured Notes and Senior Unsecured Notes. The Company expects to adopt this accounting guidance in its first quarter of 2016.

In April 2015, the FASB issued Accounting Standards Update 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (“ASU 2015-05”), which provides guidance on accounting for fees paid by a customer in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. The Company does not expect the application of ASU 2015-05 to have a material impact in the audited financial statements or notes thereto.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) which revises the guidance in ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities, and provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The guidance is effective for reporting periods (interim and annual) beginning after December 15, 2017, for public companies. The Company is currently assessing the potential impact of ASU 2016-01 on the audited financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently assessing the potential impact of ASU 2016-02 on the audited financial statements and related disclosures.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its audited financial statements.

2. DIVESTITURE

On December 26, 2013, the Company sold its Fathom Events business to a newly formed limited liability company (AC JV, LLC) owned 32% by each of the founding members and 4% by NCM LLC. In consideration for the sale, the Company received a total of $25.0 million in promissory notes from the founding members (one-third or approximately $8.3 million from each founding member). The notes receivable bear interest at a fixed rate of 5.0% per annum, compounded annually. Interest and principal payments are due annually in six equal installments commencing on the first anniversary of the closing. Due to the related party nature of the transaction, the Company formed a committee of independent directors that hired a separate legal counsel and an investment banking firm who advised the committee and rendered an opinion as to the fairness of the transaction. The Company deconsolidated Fathom Events and recognized a gain on the sale of approximately $26.0 million during the year ended December 26, 2013. The gain was measured as the difference between (a) the net fair value of the retained noncontrolling investment and the consideration received for the sale and (b) the carrying value of Fathom Events net assets (approximately $0.1 million). The Company recorded approximately $0.6 million of expenses related to the sale, which were recorded as a reduction to the gain on the sale. Approximately $1.1 million of the gain recognized related to the re-measurement of the Company’s retained 4% interest in AC JV, LLC. The fair value of the Company’s retained noncontrolling investment was determined by applying the Company’s ownership percentage to the fair value of AC JV, LLC, which was valued using comparative market multiples. Under the terms of the agreement, the assets and liabilities related to Fathom events held prior to the sale were not assumed by the buyer and those pertaining to Fathom events held post-closing were transferred to the buyer.

Future minimum principal payments under the notes receivable as of December 31, 2015 are approximately as follows (in millions):

Year	Minimum Principal Payments
2016	$4.2
2017	4.2
2018	4.2
2019	4.1
2020	—

Total	$16.7

On December 26, 2013, NCM LLC amended and restated its existing ESAs with each of the founding members to remove those provisions addressing the rights and obligations related to the digital programming services of the Fathom Events business. These rights and obligations were conveyed to AC JV, LLC in connection with the sale. In connection with the sale, the Company entered into a transition services agreement to provide certain corporate overhead services for a fee and reimbursement for the use of facilities and certain services including creative, technical event management and event management for the newly formed limited liability company. In addition, the Company entered into a services agreement with a term coinciding with the ESAs, which grants the newly formed limited liability company advertising on-screen and on the LEN and a pre-feature program prior to Fathom events reasonably consistent with what was previously dedicated to Fathom. In addition, the services agreement provides that the Company will assist with event sponsorship sales in return for a share of the sponsorship revenue. The Company has also agreed to provide creative and media production services for a fee. For more information, refer to Note 7—Related Party Transactions.

Due to the Company’s continuing equity method investment in the newly formed limited liability company, the operations of Fathom Events and the gain on the sale were recorded in continuing operations on the Statements of Income. Refer to Note 7—Related Party Transactions for further discussion of the investment.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation (in millions):

	As of
	December 31, 2015	January 1, 2015
Equipment, computer hardware and software	$77.1	$89.4
Leasehold improvements	3.4	3.6
Less: Accumulated depreciation	(64.1)	(72.9)

Subtotal	16.4	20.1
Construction in progress	8.7	2.3

Total property and equipment	$25.1	$22.4

For the years ended December 31, 2015, January 1, 2015 and December 26, 2013, the Company recorded depreciation expense of $9.6 million, $11.1 million, and $10.4 million, respectively.

4. INTANGIBLE ASSETS

The Company’s intangible assets consist of contractual rights to provide its services within the theatres of the founding members and network affiliates. The Company records amortization using the straight-line method over the contractual life of the intangibles, corresponding to the term of the ESAs or the term of the contract with the network affiliate. The Company’s intangible assets with its founding members are recorded at the fair market value of NCM, Inc.’s publicly traded stock as of the date on which the common membership units were issued. The Company’s common membership units are fully convertible into NCM, Inc.’s common stock. The Company also records intangible assets for upfront fees paid to network affiliates upon commencement of a network affiliate agreement. Pursuant to ASC 350-10—Intangibles—Goodwill and Other, the Company’s intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs or the term of the contract with the network affiliate. If common membership units are issued to a founding member for newly acquired theatres that are subject to an existing on-screen advertising agreement with an alternative provider, the amortization of the intangible asset commences after the existing agreement expires and the Company can utilize the theatres for all of its services. In addition, if common membership units are issued to a founding member for theatres under an existing on-screen advertising agreement with an alternative provider, NCM LLC may receive payments from the founding member pursuant to the ESAs on a quarterly basis in arrears in accordance with certain run-out provisions (“integration payments”). Integration payments approximate the advertising cash flow that the Company would have generated if it had exclusive access to sell advertising in the theatres with pre-existing advertising agreements. The integration payments are recorded as a reduction to net intangible assets, and not as part of operating income.

In accordance with the Company’s Common Unit Adjustment Agreement with its founding members, on an annual basis the Company determines the amount of common membership units to be issued to or returned by the founding members based on theatre additions or dispositions during the previous year. In addition, the Company’s Common Unit Adjustment Agreement requires that a Common Unit Adjustment occur for a specific founding member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent Common Unit Adjustment, results in an attendance increase or decrease of two percent or more in the total annual attendance of all founding members as of the last adjustment date.

The following is a summary of the Company’s intangible assets (in millions):

	As of January 1, 2015	Additions (1)	Amortization	Integration Payments (3)	As of December 31, 2015
Gross carrying amount	$557.9	$103.4	$—	$(2.7)	$658.6
Accumulated amortization	(69.3)	—	(22.6)	—	(91.9)

Total intangible assets, net	$488.6	$103.4	$(22.6)	$(2.7)	$566.7

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

	As of December 26, 2013	Additions (2)	Amortization	Integration Payments (3)	As of January 1, 2015
Gross carrying amount	$540.7	$19.4	$—	$(2.2)	$557.9
Accumulated amortization	(48.7)	—	(20.6)	—	(69.3)

Total intangible assets, net	$492.0	$19.4	$(20.6)	$(2.2)	$488.6

(1)	During the first quarter of 2015, the Company issued 2,160,915 common membership units to its founding members for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC’s network during 2014. The Company recorded a net intangible asset of $31.4 million in the first quarter of 2015 as a result of the Common Unit Adjustment.

In December 2015, we issued 4,399,324 common membership units to AMC for attendees added in connection with AMC’s acquisition of Starplex Cinemas and other newly built or acquired theatres. We recorded a net intangible asset of approximately $69.3 million for this Common Unit Adjustment.

During 2015, the Company purchased intangible assets for $2.7 million associated with network affiliate agreements.

(2)	During the first quarter of 2014, the Company issued 1,087,911 common membership units to its founding members for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC’s network during 2013. The Company recorded a net intangible asset of $16.4 million in the first quarter of 2014 as a result of the Common Unit Adjustment.

During 2014, the Company purchased intangible assets for $3.0 million associated with network affiliate agreements.

(3)	Rave Cinemas had pre-existing advertising agreements for some of the theatres it owned prior to its acquisition by Cinemark, as well as, prior to the acquisition of certain Rave theatres by AMC in December 2012. As a result, AMC and Cinemark will make integration payments over the remaining term of those agreements. During the year ended December 31, 2015 and January 1, 2015, the Company recorded a reduction to net intangible assets of $2.7 million and $2.2 million, respectively, related to integration payments due from AMC and Cinemark. During the year ended December 31, 2015 and January 1, 2015, the founding members paid $2.6 million and $2.1 million, respectively, in integration payments.

As of December 31, 2015 and January 1, 2015, the Company’s intangible assets related to the founding members, net of accumulated amortization was $535.9 million and $458.3 million, respectively with weighted average remaining lives of 21.2 years and 22.2 years as of December 31, 2015 and January 1, 2015, respectively.

As of December 31, 2015 and January 1, 2015, the Company’s intangible assets related to the network affiliates, net of accumulated amortization was $30.8 million and $30.3 million, respectively with weighted average remaining lives of 13.9 years and 14.9 years as of December 31, 2015 and January 1, 2015, respectively.

For the years ended December 31, 2015, January 1, 2015 and December 26, 2013, the Company recorded amortization expense of $22.6 million, $20.6 million and $16.2 million, respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

Year	Amortization
2016	$24.6
2017	$24.6
2018	$25.0
2019	$26.8
2020	$26.7

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

5. ACCRUED EXPENSES

The following is a summary of the Company’s accrued expenses (in millions):

	As of December 31, 2015	As of January 1, 2015
Make-good reserve	$3.4	$2.0
Accrued interest	12.5	12.6
Deferred rent	2.1	2.4
Other accrued expenses	0.9	2.0

Total accrued expenses	$18.9	$19.0

6. MEMBERS’ DEFICIT

NCM LLC’s founding members received all proceeds from NCM, Inc.’s IPO and related issuances of debt, except for amounts needed to pay out-of-pocket costs of the financings and other expenses. The ESAs with the founding members were amended and restated in conjunction with the IPO under which NCM LLC became the exclusive provider of advertising services to the founding members for a 30-year term. In conformity with accounting guidance of the SEC concerning monetary consideration paid to promoters, such as the founding members, in exchange for property conveyed by the promoters, the excess over predecessor cost was treated as a special distribution. Because the founding members had no cost basis in the ESAs, nearly all payments to the founding members with the proceeds of the IPO and related debt, have been accounted for as distributions. The distributions by NCM LLC to the founding members made at the date of the IPO resulted in a members’ deficit.

7. RELATED PARTY TRANSACTIONS

Founding Member Transactions—In connection with the IPO, the Company entered into several agreements to define and regulate the relationships among the Company, NCM Inc., and the founding members. They include the following:

•	ESAs. Under the ESAs, the Company is the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members). The advertising services include the use of the DCN equipment required to deliver the on-screen advertising and other content included in the FirstLook pre-show, use of the LEN and rights to sell and display certain lobby promotions. Further, 30 to 60 seconds of advertising included in the FirstLook pre-show is sold to the founding members to satisfy the founding members’ on-screen advertising commitments under their beverage concessionaire agreements. In consideration for access to the founding members’ theatres, theatre patrons, the network equipment required to display on-screen and LEN video advertising and the use of theatres for lobby promotions, the founding members receive a monthly theatre access fee.

•	Common Unit Adjustment Agreement. The common unit adjustment agreement provides a mechanism for increasing or decreasing the membership units held by the founding members based on the acquisition or construction of new theatres or sale of theatres that are operated by each founding member and included in the Company’s network.

•	Software License Agreement. At the date of NCM, Inc.’s IPO, the Company was granted a perpetual, royalty-free license from the founding members to use certain proprietary software that existed at the time for the delivery of digital advertising and other content through the DCN to screens in the U.S. The Company has made improvements to this software since the IPO date and NCM LLC owns those improvements, except for improvements that were developed jointly by the Company and its founding members, if any.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Following is a summary of the transactions between the Company and the founding members (in millions):

	Years Ended
Included in the Statements of Income:	December 31, 2015	January 1, 2015	December 26, 2013
Revenue:
Beverage concessionaire revenue (included in advertising revenue) (1)	$30.0	$38.4	$41.4
Advertising inventory revenue (included in advertising revenue) (2)	0.2	0.3	0.2
Operating expenses:
Theatre access fee (3)	72.5	70.6	69.4
Revenue share from Fathom Events (included in Fathom Events operating costs) (4)	—	—	5.1
Purchase of movie tickets and concession products and rental of theatre space (included in Fathom Events operating costs) (5)	—	—	0.2
Purchase of movie tickets and concession products and rental of theatre space (included in selling and marketing costs) (6)	1.2	0.9	1.4
Purchase of movie tickets and concession products (included in advertising operating costs) (6)	—	—	0.2
Purchase of movie tickets and concession products and rental of theatre space (included in other administrative and other costs)	0.1	0.1
Administrative fee—managing member (7)	17.2	10.2	10.0
Non-operating expenses:
Gain on sale of Fathom Events (8)	—	—	25.4
Interest income from notes receivable (included in interest income) (8)	1.0	1.2	—

(1)	For the six months ended December 31, 2015, two of the founding members purchased 60 seconds of on-screen advertising time and one founding member purchased 30 seconds (with all three founding members having a right to purchase up to 90 seconds) from the Company to satisfy their obligations under their beverage concessionaire agreements at a 30 second equivalent CPM rate specified by the ESA. For the first six months of 2015 and for the years ended December 31, 2015 and January 1, 2015, the founding members purchased 60 seconds of on-screen advertising time.
(2)	The value of such purchases is calculated by reference to the Company’s advertising rate card.
(3)	Comprised of payments per theatre attendee, payments per digital screen with respect to the founding member theatres included in the Company’s network and payments for access to higher quality digital cinema equipment.
(4)	Prior to the sale of Fathom Events on December 26, 2013, these payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event.
(5)	Prior to the sale of Fathom Events on December 26, 2013, these were used primarily for marketing resale to Fathom Events customers.
(6)	Used primarily for marketing to the Company’s advertising clients.
(7)	Pursuant to the Management Services Agreement between NCM, Inc. and NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including the services of the President and Chief Executive Officer, President of Sales and Marketing, Interim Co-Chief Financial Officers, Executive Vice President and Chief Operations Officer and Chief Technology Officer and Executive Vice President and General Counsel. In exchange for these services, NCM LLC reimburses NCM, Inc. for compensation paid to the officers (including share based compensation) and other expenses of the officers and for certain out-of-pocket costs.
(8)	Refer to discussion of Fathom sale in Note 2—Divestiture.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

	As of
Included in the Balance Sheets:	December 31, 2015	January 1, 2015
Current portion of note receivable—founding members (1)	$4.2	$4.2
Long-term portion of note receivable—founding members (1)	12.5	16.6
Prepaid administrative fees to managing member (2)	0.7	0.7
Common unit adjustments and integration payments, net of amortization (included in intangible assets)	535.9	458.3

(1)	Refer to discussion of Fathom sale in Note 2—Divestiture.
(2)	The payments for estimated management services related to employment are made one month in advance. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant.

At the date of NCM, Inc.’s IPO, NCM LLC was granted a perpetual, royalty-free license from the founding members to use certain proprietary software that existed at the time for the delivery of digital advertising and other content through the DCN to screens in the U.S. NCM LLC has made improvements to this software since NCM, Inc.’s IPO date and the Company owns those improvements, except for improvements that were developed jointly by NCM LLC and the founding members, if any.

On March 16, 2015, NCM, Inc. announced the termination of the Merger Agreement with Screenvision. After the Merger Agreement was terminated, NCM LLC reimbursed NCM, Inc. for certain expenses pursuant to an indemnification agreement among NCM LLC, NCM, Inc. and the founding members. On March 17, 2015, NCM LLC paid Screenvision an approximate $26.8 million termination payment on behalf of NCM, Inc. This payment was $2 million lower than the reverse termination fee contemplated by the Merger Agreement. During the year ended December 31, 2015, we also either paid directly or reimbursed NCM, Inc. for the legal and other merger-related costs of approximately $15.0 million ($7.5 million incurred by NCM, Inc. during the year ended January 1, 2015 and approximately $7.5 million incurred by us during the year ended December 31, 2015). NCM, Inc. and the founding members each bore a pro rata portion of the termination fee and the related merger expenses based on their aggregate ownership percentages in NCM LLC when the expenses were incurred.

Pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of NCM, Inc.’s IPO, the Company is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Mandatory distributions for the years ended December 31, 2015, January 1, 2015 and December 26, 2013 are as follows (in millions):

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
AMC	$23.8	$21.9	$29.8
Cinemark	28.7	28.0	36.9
Regal	29.6	29.5	37.1
Total founding members	82.1	79.4	103.8

NCM, Inc.	66.4	67.0	89.6

Total	$148.5	$146.4	$193.4

Due to the merger termination fee and related merger expenses, the mandatory distributions of available cash to our members for the three months ended April 2, 2015 was calculated as negative $25.5 million ($14.0 million for the founding members and $11.5 million for NCM, Inc.). Therefore, there was no payment made in the second quarter of 2015. Under the terms of the NCM LLC Operating Agreement, this negative amount will be netted against the available cash distributions for the second quarter of 2016, which will be paid in the third quarter of 2016. Until the settlement in the third quarter of 2016, the remaining merger-related costs will be funded through borrowings on the revolving credit facility.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

The mandatory distributions of available cash by the Company to its founding members for the quarter ended December 31, 2015 of $32.3 million, is included in amounts due to founding members in the Balance Sheets as of December 31, 2015 and will be made in the first quarter of 2016. The mandatory distributions of available cash by NCM LLC to its managing member for the quarter ended December 31, 2015 of $25.2 million is included in amounts due to managing member on the Balance Sheets as of December 31, 2015 and will be made in the first quarter of 2016.

Amounts due to founding members as of December 31, 2015 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$1.8	$1.0	$1.5	$4.3
Cost and other reimbursement	(0.9)	(0.3)	—	(1.2)
Distributions payable to founding members	10.2	10.9	11.3	32.4

Total	$11.1	$11.6	$12.8	$35.5

Amounts due to founding members as of January 1, 2015 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.8	$0.8	$1.2	$2.8
Cost and other reimbursement	(0.6)	(0.2)	—	(0.8)
Distributions payable to founding members	9.1	11.6	12.2	32.9

Total	$9.3	$12.2	$13.4	$34.9

Amounts due to/from managing member were comprised of the following (in millions):

	As of December 31, 2015	As of January 1, 2015
Distributions payable	$25.2	$27.7
Cost and other reimbursement	(2.3)	(4.1)

Total	$22.9	$23.6

Common Unit Membership Redemption—The NCM LLC Operating Agreement provides a redemption right of the founding members to exchange common membership units of NCM LLC for shares of NCM, Inc.’s common stock on a one-for-one basis, or at NCM, Inc.’s option, a cash payment equal to the market price of one share of NCM, Inc. common stock. During the third quarter of 2013, Regal exercised the redemption right of an aggregate 2,300,000 common membership units for a like number of shares of NCM, Inc. common stock. Such redemptions took place immediately prior to the closing of an underwritten public offering and the closing of an overallotment option. NCM, Inc. did not receive any proceeds from the sale of its common stock by Regal. During the fourth quarter of 2015, AMC exercised the redemption right of an aggregate 200,000 common membership units for a like number of shares of NCM, Inc.’s common stock. These shares were not sold and as of December 31, 2015 AMC owned 200,000 shares of NCM, Inc. common stock.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

AC JV, LLC Transactions—The Company accounts for its investment in AC JV, LLC under the equity method of accounting in accordance with ASC 323-30, Investments—Equity Method and Joint Ventures (“ASC 323-30”) because AC JV, LLC is a limited liability company with the characteristics of a limited partnership and ASC 323-30 requires the use of equity method accounting unless the Company’s interest is so minor that it would have virtually no influence over partnership operating and financial policies. Although NCM LLC does not have a representative on AC JV, LLC’s Board of Directors or any voting, consent or blocking rights with respect to the governance or operations of AC JV, LLC, the Company concluded that its interest was more than minor under the accounting guidance. The Company’s investment in AC JV, LLC was $1.2 million and $1.3 million as of December 31, 2015 and January 1, 2015, respectively. During the year ended December 31, 2015, we received a cash distribution from AC JV, LLC of $0.2 million. Following is a summary of the transactions between NCM LLC and AC JV, LLC (in millions):

	Years Ended
Included in the Statements of Income:	December 31, 2015	January 1, 2015	December 26, 2013
Transition services (included in network costs) (1)	$0.1	$0.2	$—
Equity in earnings of non-consolidated entities (included in other non-operating expense)	0.1	0.2	—

(1)	In connection with the sale of Fathom Events, NCM LLC entered into a transition services agreement to provide certain corporate overhead services for a fee and reimbursement for the use of facilities and certain services including creative, technical event management and event management for the newly formed limited liability company. These fees received by NCM LLC are included as an offset to network costs in the audited Statements of Income.

Related Party Affiliates—The Company enters into network affiliate agreements with network affiliates for NCM LLC to provide in-theatre advertising at theatre locations that are owned by companies that are affiliates of certain of the founding members or directors of NCM, Inc. Related party affiliate agreements are entered into at terms that are similar to those of the Company’s other network affiliates. We have an agreement with LA Live, an affiliate of The Anschutz Corporation. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company, which is the controlling stockholder of Regal. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013, there was approximately $0.2 million, $0.2 million and $0.2 million, respectively, included in advertising operating costs related to LA Live, and there was approximately $0.1 million and $0.1 million of accounts payable with this company as of December 31, 2015 and January 1, 2015, respectively.

Other Transactions—The Company had an agreement with an interactive media company to sell some of its online inventory. One of NCM, Inc.’s directors is also a director of this media company. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013, this company generated approximately $0.0 million, $0.3 million, and $0.6 million, respectively, in revenue for NCM LLC and there was approximately $0.3 million and $0.3 million, respectively, of accounts receivable due from this company as of December 31, 2015 and January 1, 2015.

NCM LLC has an agreement with AEG Live, an affiliate of The Anschutz Corporation, for AEG Live to showcase musical artists in the FirstLook pre-show. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company, which is the controlling stockholder of Regal. During the years ended December 31, 2015, January 1, 2015 and December 26, 2013 NCM LLC received approximately $1.6 million, $0.7 million and $0.2 million, respectively, in revenue from AEG Live and as of December 31, 2015 and January 1, 2015, had $0.4 million and $0.4 million, respectively, of accounts receivable from AEG Live.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

8. BORROWINGS

The following table summarizes the Company’s total outstanding debt as of December 31, 2015 and January 1, 2015 and the significant terms of its borrowing arrangements:

	Outstanding Balance as of
Borrowings ($ in millions)	December 31, 2015	January 1, 2015	Maturity Date	Interest Rate
Revolving Credit Facility	$66.0	$22.0	November 26, 2019	(1)
Term Loans	270.0	270.0	November 26, 2019	(1)
Senior Unsecured Notes	200.0	200.0	July 15, 2021	7.875%
Senior Secured Notes	400.0	400.0	April 15, 2022	6.000%

Total	$936.0	$892.0

(1)	The interest rates on the revolving credit facility and term loan are described below.

Senior Secured Credit Facility—As of December 31, 2015, the Company’s senior secured credit facility consisted of a $135.0 million revolving credit facility and a $270.0 million term loan. On June 18, 2014, the Company entered into an incremental amendment of its senior secured credit facility whereby the revolving credit facility was increased by $25.0 million. In addition, on July 2, 2014, the Company entered into an amendment of its senior secured credit facility whereby the maturity date was extended by two years to November 26, 2019, which corresponds to the maturity date of the $270 million term loans. The obligations under the senior secured credit facility are secured by a lien on substantially all of the assets of NCM LLC.

Revolving Credit Facility—The revolving credit facility portion of the total borrowings is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit.

As of December 31, 2015, the Company’s total availability under the $135.0 million revolving credit facility was $69.0 million. The unused line fee is 0.50% per annum. Borrowings under the revolving credit facility bear interest at the Company’s option of either the LIBOR index plus an applicable margin or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus an applicable margin. The applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the senior secured credit facility). The applicable margins on the revolving credit facility are the LIBOR index plus 2.00% or the base rate plus 1.00%. The weighted-average interest rate on the outstanding balance on the revolving credit facility as of December 31, 2015 was 2.24%. On December 31, 2014, $14.0 million of the revolving credit facility matured and NCM LLC paid the balance in full, along with any accrued and unpaid fees and interest. The maturity date applicable to the remaining revolving credit facility principal is November 26, 2019.

Term Loans—In connection with the amendment of its senior secured credit facility on May 2, 2013, the interest rate on the term loans decreased by 50 basis points to a rate at NCM LLC’s option of either the LIBOR index plus 2.75% or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus 1.75%. The weighted-average interest rate on the term loans as of December 31, 2015 was 2.99%. Interest on the term loans is currently paid monthly.

The senior secured credit facility contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 31, 2015, including maintaining a consolidated net senior secured leverage ratio of 6.5 times on a quarterly basis. NCM LLC is permitted to make quarterly dividend payments and other payments based on leverage ratios for NCM LLC and its subsidiaries so long as no default or event of default has occurred and continues to occur. The quarterly dividend payments and other distributions are made even if consolidated net senior secured leverage ratio is less than or equal to 6.5 times. In addition, there are no borrower distribution restrictions as long as the Company’s consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. If there are limitations on the restricted payments, the Company may not declare or pay any dividends, or make any payments on account of NCM LLC, or set aside assets for the retirement or other acquisition of capital stock of the borrower or any subsidiaries, or make any other distribution for obligations of NCM LLC. When these restrictions are effective, the Company may still pay the services fee and reimbursable costs pursuant to terms of the management agreement. NCM LLC can also make payments pursuant to the tax receivable agreement in the amount, and at the time necessary to satisfy the contractual obligations with respect to the actual cash tax benefits payable to the founding members. As of December 31, 2015, the Company’s consolidated net senior secured leverage ratio was 3.3 times (versus the covenant of 6.5 times).

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Senior Unsecured Notes due 2021—On July 5, 2011, the Company completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes for which the registered exchange offering was completed on September 22, 2011. The Senior Unsecured Notes pay interest semi-annually in arrears on January 15 and July 15 of each year, which commenced January 15, 2012. The notes are subordinated to all existing and future secured debt, including indebtedness under the Company’s existing senior secured credit facility and the Senior Secured Notes defined below. The Senior Unsecured Notes contain certain non-maintenance covenants with which the Company was in compliance as of December 31, 2015.

Senior Secured Notes due 2022—On April 27, 2012, the Company completed a private placement of $400.0 million in aggregate principal amount of 6.00% Senior Secured Notes for which the registered exchange offering was completed on November 26, 2012. The Senior Secured Notes pay interest semi-annually in arrears on April 15 and October 15 of each year, which commenced October 15, 2012. The Senior Secured Notes are senior secured obligations of NCM LLC, rank the same as the senior secured credit facility, subject to certain exceptions, and share in the same collateral that secures the obligations under the senior secured credit facility. The Senior Secured Notes contain certain non-maintenance covenants with which the Company was in compliance as of December 31, 2015.

Future Maturities of Borrowings—The scheduled annual maturities on the Senior Secured Credit Facility and Senior Secured and Senior Unsecured Notes as of December 31, 2015 are as follows (in millions):

Year	Amount
2016	$—
2017	—
2018	—
2019	336.0
2020	—
Thereafter	600.0

Total	$936.0

9. SHARE-BASED COMPENSATION

The NCM, Inc. 2007 Equity Incentive Plan, as amended (the “Equity Incentive Plan”), reserves 12,974,589 shares of common stock available for issuance or delivery under the Equity Incentive Plan of which 3,636,589 shares remain available for future grants as of December 31, 2015 (assuming 100% achievement of targets on performance-based restricted stock). The management services agreement provides that the Company may participate in the Equity Incentive Plan. The types of awards that may be granted under the Equity Incentive Plan include stock options, stock appreciation rights, restricted stock, restricted stock units or other stock based awards. Stock options awarded under the Equity Incentive Plan are granted with an exercise price equal to the closing market price of NCM, Inc. common stock on the date NCM, Inc.’s board of directors approves the grant. Upon vesting of the restricted stock awards or exercise of options, NCM LLC will issue common membership units to NCM, Inc. equal to the number of shares of NCM, Inc.’s common stock represented by such awards. Options and restricted stock vest annually over a three or five-year period and options have either 10-year or 15-year contractual terms. A forfeiture rate of 5% was estimated to reflect the potential separation of employees. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Equity Incentive Plan. In addition, certain restricted stock awards include performance vesting conditions, which permit vesting to the extent that the Company achieves specified non-GAAP targets at the end of the measurement period. The length of the measurement period is two to three years. Restricted stock units granted to non-employee directors vest after approximately one year.

Compensation Cost—The Company recognized $14.8 million, $7.7 million and $5.9 million for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively, of share-based compensation expense and $0.3 million, $0.1 million and $0.1 million was capitalized during the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively. Share-based compensation costs are included in network operations, selling and marketing, administrative expense and administrative fee—managing member in the accompanying audited financial statements. These costs represent both non-cash charges and cash charges paid through the administrative fee with the managing member. The amount of share-based compensation costs that were non-cash were approximately $8.0 million, $4.6 million and $3.2 million for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2015, unrecognized compensation cost related to unvested options was approximately $0.0 million as stock options were fully vested as of December 31, 2015. As of December 31, 2015, unrecognized compensation cost related to restricted stock and restricted stock units was approximately $19.6 million, which will be recognized over a weighted average remaining period of 1.8 years.

Stock Options—A summary of option award activity under the Equity Incentive Plan as of December 31, 2015, and changes during the year then ended are presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2015	3,004,841	$16.53
Granted	—	—
Exercised	(104,837)	$12.25
Forfeited	(192,252)	$17.93
Expired	—	—

Outstanding as of December 31, 2015	2,707,752	$16.60	4.8	$1.4

Exercisable as of December 31, 2015	2,707,752	$16.60	4.8	$1.4
Vested and expected to vest as of December 31, 2015	2,707,752	$16.60	4.8	$1.4

The Company did not grant stock options during the years ended December 31, 2015, January 1, 2015 or December 26, 2013. The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing valuation model. The intrinsic value of options exercised during the year was $0.4 million, $0.2 million and $6.1 million for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively. The total fair value of awards vested during the years ended December 31, 2015, January 1, 2015 and December 26, 2013 was $0.7 million, $2.2 million and $4.9 million, respectively.

Restricted Stock and Restricted Stock Units—Under the non-vested stock program, common stock of the Company may be granted at no cost to officers, independent directors and employees, subject to requisite service and/or meeting financial performance targets, and as such restrictions lapse, the award vests in that proportion. The participants are entitled to cash dividends and to vote their respective shares (in the case of restricted stock), although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. Additionally, the accrued cash dividends for 2013, 2014 and 2015 grants are subject to forfeiture during the restricted period should the underlying shares not vest.

The weighted average grant date fair value of non-vested stock was $14.76, $19.18 and $15.17 for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively. The total fair value of awards vested was $11.6 million, $3.6 million and $7.5 million during the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively.

As of December 31, 2015, the total number of restricted stock and restricted stock units that are ultimately expected to vest, after consideration of expected forfeitures and estimated vesting of performance-based restricted stock is 2,337,754.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

A summary of restricted stock award and restricted stock unit activity under the Equity Incentive Plan as of December 31, 2015, and changes during the year then ended are presented below:

	Number of Restricted Shares and Restricted Stock Units	Weighted Average Grant- Date Fair Value
Non-vested balance as of January 1, 2015	2,155,996	$16.40
Granted	1,290,185	14.76
Vested	(274,059)	17.98
Forfeited	(608,485)	13.80

Non-vested balance as of December 31, 2015	2,563,637	$16.03

10. EMPLOYEE BENEFIT PLANS

The Company sponsors the NCM 401(k) Profit Sharing Plan (the “Plan”) under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The Company made discretionary contributions of $1.3 million, $1.0 million and $1.0 million during the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively.

11. COMMITMENTS AND CONTINGENCIES

Legal Actions—The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect, individually and in aggregate, on its financial position, results of operations or cash flows.

Operating Commitments—The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing and software development personnel. Total lease expense for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, was $2.3 million, $2.2 million and $2.3 million, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2015 are as follows (in millions):

Year	Minimum Lease Payments
2016	$2.7
2017	2.1
2018	1.8
2019	1.8
2020	1.7
Thereafter	1.0

Total	$11.1

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

Minimum Revenue Guarantees—As part of the network affiliate agreements entered into in the ordinary course of business under which the Company sells advertising for display in various network affiliate theatre chains, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If a network affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from three to 20 years, prior to any renewal periods of which some are at the option of the Company. As of December 31, 2015, the maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $38.3 million over the remaining terms of the network affiliate agreements, which calculation does not include any potential extensions offered subsequent to December 31, 2015. As of December 31, 2015 and January 1, 2015, the Company had no liabilities recorded for these obligations, as such guarantees are less than the expected share of revenue paid to the affiliate.

12. FAIR VALUE MEASUREMENTS

Non-Recurring Measurements—Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. These assets include long-lived assets, intangible assets, cost and equity method investments, notes receivable and borrowings.

Long-Lived Assets, Intangible Assets, Other Investments and Notes Receivable—As described in Note 1—Basis of Presentation and Summary of Significant Accounting Policies, the Company regularly reviews long-lived assets (primarily property, plant and equipment), intangible assets, investments accounted for under the cost or equity method and notes receivable for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. When the estimated fair value is determined to be lower than the carrying value of the asset, an impairment charge is recorded to write the asset down to its estimated fair value.

As of December 31, 2015 and January 1, 2015, the Company had other investments of $5.4 million and $2.5 million, respectively. The fair value of these investments has not been estimated as of December 31, 2015 as there were no identified events or changes in the circumstances that had a significant adverse effect on the fair value of the investments and it is not practicable to do so because the equity securities are not in publicly traded companies. Refer to Note 1—Basis of Presentation and Summary of Significant Accounting Policies for more details. As the inputs to the determination of fair value are based upon non-identical assets and use significant unobservable inputs, they have been classified as Level 3 in the fair value hierarchy.

As of December 31, 2015, the Company had notes receivable totaling $16.7 million from its founding members related to the sale of Fathom Events, as described in Note 2—Divestiture. These notes were initially valued using comparative market multiples. There were no identified events or changes in circumstances that had a significant adverse effect on the fair value of the notes receivable. The notes are classified as Level 3 in the fair value hierarchy as the inputs to the determination of fair value are based upon non-identical assets and use significant unobservable inputs.

Borrowings—The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The estimated fair values of the Company’s financial instruments where carrying values do not approximate fair value are as follows (in millions):

	As of December 31, 2015		As of January 1, 2015
	Carrying Value	Fair Value (1)	Carrying Value	Fair Value (1)
Term Loans	$270.0	$269.3	$270.0	$257.9
Senior Unsecured Notes	200.0	208.4	200.0	210.8
Senior Secured Notes	400.0	414.5	400.0	400.8

(1)	The Company has estimated the fair value on an average of at least two non-binding broker quotes and the Company’s analysis. If the Company were to measure the borrowings in the above table at fair value on the balance sheet they would be classified as Level 2.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

13. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During 2012, the Company terminated interest rate swap agreements that were used to hedge its interest rate risk associated with its term loan. Following the termination of the swap agreements, the variable interest rate on the Company’s $270.0 million term loan is unhedged and as of December 31, 2015 and January 1, 2015, the Company did not have any outstanding derivative assets or liabilities. A portion of the breakage fees paid to terminate the swap agreements was for swaps in which the underlying debt remained outstanding. The balance in AOCI related to these swaps was fixed and was amortized into earnings over the remaining period during which interest payments were hedged, or February 13, 2015. The Company considered the guidance in ASC 815, Derivatives and Hedging which states that amounts in AOCI shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As of December 31, 2015, there were no amounts outstanding related to these discontinued cash flow hedges.

	Year Ended
	December 31, 2015	January 1, 2015	December 26, 2013	Income Statement Location
Balance at beginning of period	$(1.6)	$(11.6)	$(21.9)
Amounts reclassified from AOCI:
Amortization on discontinued cash flow hedges	1.6	10.0	10.3	Amortization of terminated derivatives

Total amounts reclassified from AOCI	1.6	10.0	10.3

Net other comprehensive income	1.6	10.0	10.3

Balance at end of period	$—	$(1.6)	$(11.6)

14. SEGMENT REPORTING

Advertising revenue accounted for 100.0%, 100.0% and 92.1%, of revenue for the years ended December 31, 2015, January 1, 2015 and December 26, 2013, respectively. The following tables present revenue, less directly identifiable expenses to arrive at income before income taxes for the advertising reportable segment, the combined Fathom Events operating segments (disposed on December 26, 2013), and network, administrative and unallocated costs. Refer to Note 1—Basis of Presentation and Summary of Significant Accounting Policies.

	Year Ended December 31, 2015 (in millions)
	Advertising	Fathom Events (1)	Network, Administrative and Unallocated Costs	Total
Revenue	$446.5	$—	$—	$446.5
Operating costs	103.3	—	17.8	121.1
Selling and marketing costs	66.8	—	5.5	72.3
Administrative and other costs	3.5	—	35.1	38.6
Merger termination fee and related merger costs	—	—	41.8	41.8
Depreciation and amortization	—	—	32.2	32.2
Interest and other non-operating costs	—	—	52.9	52.9

Income (loss) before income taxes	$272.9	$—	$(185.3)	$87.6

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

	Year Ended January 1, 2015 (in millions)
	Advertising	Fathom Events (1)	Network, Administrative and Unallocated Costs	Total
Revenue	$394.0	$—	$—	$394.0
Operating costs	97.0	—	18.3	115.3
Selling and marketing costs	54.8	—	2.8	57.6
Administrative and other costs	2.8	—	26.7	29.5
Depreciation and amortization	—	—	32.4	32.4
Interest and other non-operating costs	—	—	62.1	62.1

Income (loss) before income taxes	$239.4	$—	$(142.3)	$97.1

	Year Ended December 26, 2013 (in millions)
	Advertising	Fathom Events (1)	Network, Administrative and Unallocated Costs	Total
Revenue	$426.3	$36.5	$—	$462.8
Operating costs	98.4	25.5	18.7	142.6
Selling and marketing costs	56.1	3.6	1.8	61.5
Administrative and other costs	2.9	0.9	26.3	30.1
Depreciation and amortization	—	—	26.6	26.6
Interest and other non-operating costs	—	—	38.4	38.4

Income (loss) before income taxes	$268.9	$6.5	$(111.8)	$163.6

The following is a summary of revenue by category (in millions):

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
National advertising revenue	$309.5	$258.8	$295.0
Local and regional advertising revenue	107.0	96.8	89.9
Founding member advertising revenue from beverage concessionaire agreements	30.0	38.4	41.4
Fathom Consumer revenue (1)	—	—	34.4
Fathom Business revenue (1)	—	—	2.1

Total revenue	$446.5	$394.0	$462.8

(1)	Fathom Events was sold on December 26, 2013 as discussed in Note 7—Related Party Transactions.

15. VALUATION AND QUALIFYING ACCOUNTS

The Company’s valuation allowance for doubtful accounts for the years ended December 31, 2015, January 1, 2015 and December 26, 2013 were as follows (in millions):

	Years Ended
	December 31, 2015	January 1, 2015	December 26, 2013
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance at beginning of period	$4.3	$5.7	$4.5
Provision for bad debt	1.9	(0.1)	2.1
Write-offs, net	(0.6)	(1.3)	(0.9)

Balance at end of period	$5.6	$4.3	$5.7

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents selected information from the Company’s unaudited quarterly Statements of Income for the years ended December 31, 2015 and January 1, 2015 (in millions):

2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$76.9	$121.5	$111.7	$136.4
Operating expenses	101.1	66.1	63.9	74.9
Operating (loss) income	(24.2)	55.4	47.8	61.5
Net (loss) income	(38.7)	42.4	34.8	49.0

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$70.2	$99.9	$100.8	$123.1
Operating expenses	57.4	57.9	58.1	61.4
Operating income	12.8	42.0	42.7	61.7
Net (loss) income	(2.8)	26.4	27.0	45.7

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representatives. This prospectus does not offer to sell or ask for offers to buy any of the securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

$250,000,000

OFFER TO EXCHANGE

5.750% Senior Notes

due 2026

for

5.750% Senior Notes

due 2026

PROSPECTUS

October 11, 2016

Dealer Prospectus Delivery Obligation

Until January 9, 2017, (90 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.